June 29, 2021

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe EDGA Exchange, Inc.***
Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe EDGA Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M, and N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 06/29/21

Enclosures

[1] This submission serves as the required annual submission of Exhibits D, I, K, M, & N. See Attachment for a comprehensive list of updates to these Exhibits

Attachment

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsisiary or affiliate of the Exchange (as of 12/31/20)

Summary of changes made to Exhibit I:

- Updated audited financial statements of Cboe EDGA Exchange, Inc. (as of 12/31/20)

Summary of changes made to Exhibit K:

- No changes since prior submission provided 06/2020

Summary of changes made to Exhibit M:

- Name Change:
    - Gair Loch Enterprises Ltd. changed names to DRW Global Markets Ltd.

Summary of changes made to Exhibit N:

- Updated data as of 06/28/21

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/29/21**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

21000466

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe EDGA Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/29/21 (MM/DD/YY) Cboe EDGA Exchange, Inc. (Name of Applicant)

By: *Kyle Murray* [signature executed at 9:00am on 06/29/21] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. For the financial statements of Cboe ETF.com, Inc., Bats Global Markets Holdings Limited, BIDS Global Services LLC, BIDS Holdings LP, BIDS Trading Technologies Ltd., BIDS Trading Ltd., BIDS Trading LP, Cboe Europe Limited, Cboe Worldwide Holdings Limited, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC, Cboe Global Markets, Inc., Cboe Bats, LLC, Cboe UK Limited, Cboe Canada Holdings ULC, Cboe Europe B.V., Cboe Global Indices, LLC, CBOE Hong Kong Limited, Cboe Netherlands Services Company B.V., Cboe Building Corporation, Cboe Switzerland GbmH, Cboe Chi-X Europe Limited, Direct Edge LLC, EuroCCP, Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Hanweck Associates, LLC, Hanweck Associates Limited, Hanweck Associates, PTE, LTD, Cboe FX Asia Pte. Limited, Cboe SEF, LLC, Cboe FX Europe Limited, Cboe FX Markets, LLC, Cboe FX Holdings, LLC, Bats Hotspot IB LLC, Index Pubs SA LLC, Cboe Livevol, LLC, Cboe Data Services, LLC, Omicron Acquisition Corp., Cboe Silexx, LLC, TCM Corp., Cboe III, LLC, Cboe Trading, Inc., TriAct Canada Marketplace LP and Cboe Vest, LLC.

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2020 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2020
(unaudited)

	BETF Cboe ETF.com, Inc.	BGMH Bats Global Markets Holdings, Inc.	BGSL BIDS Global Services LLC	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC
Revenues:														
Transaction and clearing fees	-	-	-	-	-	-	-	70,061,703.16	-	78,494,542.64	850,736,310.45	427,502,509.79	109,008,306.62	84,503,605.84
Access and capacity fees	-	-	-	-	-	-	-	17,015,658.46	-	19,037,850.27	38,387,268.44	70,892,866.27	19,016,232.27	16,846,969.10
Market data fees	-	-	-	-	-	-	-	13,504,481.36	-	14,135,908.15	68,794,485.80	20,605,463.76	3,189,048.55	6,669,193.40
Regulatory fees	-	-	-	-	-	-	-	-	-	41,318,668.58	198,793,090.82	52,438,055.86	7,804,128.57	15,000.00
Other revenue	2,552,437.69	-	-	-	-	-	-	8,843,798.99	-	-	1,202,193.51	2,958,131.36	-	1,088,350.13
Total revenues	2,552,437.69	-	-	-	-	-	-	109,425,641.97	-	152,986,969.64	1,157,913,349.02	574,397,027.04	139,017,716.01	109,123,118.47
Cost of revenues:														
Liquidity payments	-	-	-	-	-	-	-	19,750,279.28	-	58,289,963.25	792,475,220.59	5,111,090.74	88,870,284.13	-
Routing and clearing	-	-	-	-	-	-	-	-	-	-	-	1,524,133.24	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	41,166,735.25	196,549,221.62	24,953,087.40	3,278,866.91	-
Royalty fees	-	-	-	-	-	-	-	-	-	-	272,703.50	72,500,718.09	590,051.00	3,410,722.28
Other cost of revenue	259,354.39	-	-	-	-	-	-	15,707.09	-	-	-	-	-	49,958.33
Total cost of revenue	259,354.39	-	-	-	-	-	-	19,765,986.37	-	99,456,698.50	989,297,145.71	104,089,029.47	92,739,202.04	3,460,680.61
Revenues less cost of revenues	2,293,083.30	-	-	-	-	-	-	89,659,655.60	-	53,530,271.14	168,616,203.31	470,307,997.57	46,278,513.97	105,662,437.86
Operating expenses:														
Compensation and benefits	297,103.73	35,920,383.69	-	-	-	-	-	23,273,321.32	-	4,561,268.43	40,869,408.85	52,531,083.14	9,208,351.37	-
Depreciation and amortization	1,227.52	-	-	-	-	-	-	28,311,165.08	-	904,806.20	7,023,592.34	13,361,777.61	1,522,282.42	-
Technology support services	589,413.15	-	-	-	-	-	-	6,068,617.07	-	2,508,882.63	12,705,677.79	9,672,744.27	1,729,986.89	290,618.75
Professional fees and outside services	886,338.76	27.00	-	-	-	-	-	1,802,468.09	70,396.18	2,846,977.50	10,170,555.25	19,148,442.03	5,625,139.97	1,331,171.13
Travel and promotional expenses	88,530.27	-	-	-	-	-	-	409,618.20	-	99,920.35	1,306,649.11	3,907,392.11	347,271.94	756,690.14
Facilities cost	-	-	-	90.83	-	-	-	1,465,446.55	-	33,455.28	3,909,134.75	8,495,762.43	1,456,008.37	-
Acquisition-related costs	-	-	-	-	-	-	-	58,573.79	673,843.31	-	-	11,000,000.00	-	-
Other expenses	53,728.56	-	-	-	-	-	-	724,846.70	48,898.70	1,260,165.89	4,953,401.18	4,861,412.62	1,516,329.66	88,810.51
Total operating expenses	1,916,341.99	35,920,410.69	-	90.83	-	-	-	62,114,056.80	793,138.19	12,215,476.28	80,938,419.27	122,978,614.21	21,405,370.62	2,467,290.53
Operating income (loss)	376,741.31	(35,920,410.69)	-	(90.83)	-	-	-	27,545,598.80	(793,138.19)	41,314,794.86	87,677,784.04	347,329,383.36	24,873,143.35	103,195,147.33
Non operating (income) expense:														
Interest expense, net	-	-	-	-	-	-	-	(228,770.86)	772,180.00	-	(17,008.91)	5,446.36	(14,438.33)	(27,160.56)
Other non operating income/expense	-	(29,735,205.46)	-	-	-	-	-	(565,541.52)	(22,319,907.04)	-	-	(845,234.13)	-	-
Income (loss) before income tax provision (benefit)	376,741.31	(6,185,205.23)	-	(90.83)	-	-	-	28,339,911.18	20,754,588.85	41,314,794.86	87,694,792.95	348,169,171.13	24,887,581.68	103,222,307.89
Income tax provision (benefit)	98,899.00	344,962.00	-	(25,917.00)	-	-	-	11,565,724.85	(169,380.00)	11,850,869.00	25,631,509.00	99,039,255.00	7,036,707.00	28,296,933.00
Net Income	277,842.31	(6,530,167.23)	-	25,826.17	-	-	-	16,774,186.33	20,923,968.85	29,463,925.86	62,063,283.95	249,129,916.13	17,850,874.68	74,925,374.89
Net income allocated to common shareholders	277,842.31	(6,530,167.23)	-	25,826.17	-	-	-	16,774,186.33	20,923,968.85	29,463,925.86	62,063,283.95	249,129,916.13	17,850,874.68	74,925,374.89

	CBOEH Cboe Global Markets, Inc.	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSG Cboe Switzerland GbmH	CXE Cboe Chi-X Europe Limited	DEI Direct Edge LLC	ECCP EuroCCP	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.
Revenues:																
Transaction and clearing fees	-	-	-	-	20,809.80	-	-	-	-	-	-	-	-	20,779,137.78	103,870,727.97	534,159,104.55
Access and capacity fees	-	-	-	-	2,657,474.48	-	-	-	-	-	-	-	-	838,400.00	18,559,567.65	26,126,273.55
Market data fees	-	-	-	-	-	-	13,978,424.31	-	-	-	-	-	-	-	19,295,532.88	48,978,060.29
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	47,433,985.78	152,411,319.27
Other revenue	179,807.85	-	1,563,828.58	-	1,111,640.93	-	12,591,505.66	1,240,113.50	-	165,372.14	-	-	-	5,841,714.01	-	339,000.00
Total revenues	179,807.85	-	1,563,828.58	-	3,789,925.21	-	26,569,929.97	1,240,113.50	-	165,372.14	-	-	-	27,459,251.79	189,159,814.28	762,013,757.66
Cost of revenues:																
Liquidity payments	-	-	-	-	3,231.92	-	-	-	-	-	-	-	-	-	89,836,483.72	499,673,610.43
Routing and clearing	(1,312.06)	-	-	-	-	-	-	-	-	-	-	-	-	6,825,561.24	-	111,805.23
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	47,417,352.45	151,697,671.01
Royalty fees	-	-	-	-	-	-	6,670,730.22	-	-	-	-	-	-	-	-	-
Other cost of revenue	-	-	-	-	-	-	-	-	-	-	-	-	-	(587,700.91)	-	-
Total cost of revenue	(1,312.06)	-	-	-	3,231.92	-	6,670,730.22	-	-	-	-	-	-	6,237,860.33	137,253,836.17	651,483,086.67
Revenues less cost of revenues	181,119.91	-	1,563,828.58	-	3,786,693.29	-	19,899,199.75	1,240,113.50	-	165,372.14	-	-	-	21,221,391.46	51,905,978.11	110,530,670.99
Operating expenses:																
Compensation and benefits	7,409,227.83	-	1,446,275.14	-	1,680,153.37	-	1,643,623.06	53,397.31	15,728.16	-	395,668.38	(3,558.61)	-	5,633,308.30	4,183,269.19	25,546,997.33
Depreciation and amortization	(1,839,304.25)	97,169,528.00	-	-	-	-	-	-	-	-	-	-	-	744,266.75	829,584.05	4,743,500.26
Technology support services	(3,126,023.52)	-	76,661.14	-	123,973.72	-	350,575.31	24,766.28	-	-	404.05	-	-	3,881,563.33	2,082,058.01	9,717,027.34
Professional fees and outside services	1,461,258.23	-	14,181.20	-	1,415,776.47	34,386.33	1,024,393.63	110,247.77	-	1,417,944.12	154,519.56	18,283.12	-	4,473,922.32	2,646,509.76	7,027,852.83
Travel and promotional expenses	(2,511,404.66)	-	15,855.84	-	39,308.15	-	-	13,327.07	-	-	3,158.58	-	-	28,141.43	92,560.94	703,985.13
Facilities cost	(5,838,078.44)	-	56,070.94	-	92,591.48	-	3,113.93	66,690.73	-	4,583,860.21	26,658.35	-	-	246,646.49	30,628.47	1,494,478.90
Acquisition-related costs	24,278,232.40	-	-	1,168,349.89	-	-	-	-	-	8,086,100.95	-	-	-	-	-	-
Other expenses	3,524,238.61	5,721.24	17,967.81	-	32,538.56	-	140,042.32	15,139.58	79.09	10,095.00	17,015.21	7,016.62	-	351,435.65	1,231,940.78	3,820,490.99
Total operating expenses	23,358,146.20	97,175,249.24	1,627,012.07	1,168,349.89	3,384,341.75	34,386.33	3,161,748.25	283,568.74	15,807.25	14,098,000.28	597,424.13	21,741.13	-	15,359,284.27	11,096,551.20	53,054,332.78
Operating income (loss)	(23,177,026.29)	(97,175,249.24)	(63,183.49)	(1,168,349.89)	402,351.54	(34,386.33)	16,737,451.50	956,544.76	(15,807.25)	(13,932,628.14)	(597,424.13)	(21,741.13)	-	5,862,107.19	40,809,426.91	57,476,338.21
Non operating (income) expense:																
Interest expense, net	30,362,272.50	-	(0.07)	-	159,396.39	-	-	14,838.67	-	-	-	(91.67)	-	7,054,502.71	-	(13,220.57)
Other non operating income/expense	(7,849,719.58)	6,530,167.23	-	-	-	-	-	-	-	-	-	-	-	(31,990,995.03)	-	-
Income (loss) before income tax provision (benefit)	(45,689,579.21)	(103,705,416.47)	(63,183.42)	(1,168,349.89)	242,955.15	(34,386.33)	16,737,451.50	941,706.09	(15,807.25)	(13,932,628.14)	(597,424.13)	(21,649.46)	-	30,798,599.51	40,809,426.91	57,489,558.78
Income tax provision (benefit)	(3,670,559.82)	(28,009,507.00)	32,832.58	(119,082.20)	(11,709.82)	(8,596.30)	4,063,774.00	82,979.75	-	(3,605,766.00)	(382.00)	29,780.85	-	847,137.13	11,677,899.00	16,461,943.00
Net Income	(42,019,019.39)	(75,695,909.47)	(96,016.00)	(1,049,267.69)	254,664.97	(25,790.03)	12,673,677.50	858,726.34	(15,807.25)	(10,326,862.14)	(597,042.13)	(51,430.31)	-	29,951,462.38	29,131,527.91	41,027,615.78
Net income allocated to common shareholders	(42,019,019.39)	(75,695,909.47)	(96,016.00)	(1,049,267.69)	254,664.97	(25,790.03)	12,673,677.50	858,726.34	(15,807.25)	(10,326,862.14)	(597,042.13)	(51,430.31)	-	29,951,462.38	29,131,527.91	41,027,615.78

	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Fuks SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	OAC Omicron Acquisition Corp.	SLCX Cboe Silexx, LLC	TCM TCM Corp.	TLSGS Cboe SL, LLC	TRAD Cboe Trading, Inc.	TriAct TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations	Total
Revenues:																					
Transaction and clearing fees	-	-	-	-	335,773.77	-	48,823,408.57	-	-	-	-	-	-	-	-	-	91,363,673.06	2,833,022.88	-	(4,843,763.38)	2,417,848,873.50
Access and capacity fees	-	-	-	-	-	-	7,038,744.18	-	-	-	-	-	-	78,942.90	-	-	-	113.56	-	(752,226.37)	236,644,534.76
Market data fees	8,655,781.33	-	-	-	-	-	652,361.42	-	-	-	15,443,000.66	-	-	327,113.05	-	-	-	119,954.56	-	(2,287,162.85)	232,961,646.41
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	500,214,248.88
Other revenue	966,936.95	746,640.38	247,019.95	971,018.49	-	4,621,241.47	83,875.56	-	-	808,627.00	15,542.68	-	-	2,502,366.82	-	-	-	-	-	(10,359,478.08)	40,276,345.03
Total revenues	9,622,718.28	746,640.38	247,019.95	971,018.49	335,773.77	4,621,241.47	57,498,389.75	-	-	808,627.00	15,458,543.34	-	-	2,908,422.77	-	-	91,363,673.06	2,953,090.79	-	(18,243,631.18)	3,427,945,348.62
Cost of revenues:																					
Liquidity payments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,650.78)	1,558,003,513.28
Routing and clearing	-	-	-	-	-	-	130,749.60	-	-	-	-	-	-	-	-	-	66,546,894.06	3,156.48	-	(4,837,112.60)	70,302,874.19
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	465,062,933.64
Royalty fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	83,646,761.17
Other cost of revenue	23,650.00	-	-	-	-	-	8,183.35	-	-	-	-	-	-	-	-	-	177,100.00	(163.92)	-	-	(52,745.71)
Total cost of revenue	23,650.00	-	-	-	-	-	139,933.95	-	-	-	-	-	-	-	-	-	66,723,994.16	2,992.56	-	(4,843,763.38)	2,172,762,037.57
Revenues less cost of revenues	9,599,068.28	746,640.38	247,019.95	971,018.49	335,773.77	4,621,241.47	57,358,455.78	-	-	808,627.00	15,458,543.34	-	-	2,908,422.77	-	-	24,639,678.96	2,950,098.22	-	(13,398,867.80)	1,254,282,911.05
Operating expenses:																					
Compensation and benefits	134,113.00	546,240.57	197,519.52	482,226.49	380,449.53	4,022,962.41	(15,673.61)	-	-	633,658.78	438,711.83	-	-	107,456.35	-	-	2,808,994.66	496,891.59	-	-	224,922,565.38
Depreciation and amortization	2,426,480.75	-	-	3,571.79	-	4,978.50	42,991.83	-	-	12,018.81	1,612,888.16	-	-	375,379.96	-	-	-	1,230,787.61	-	-	158,892,733.51
Technology support services	2,256,797.29	1,320.41	569.71	32,063.43	54,000.00	359,659.34	288,061.12	-	-	10,934.95	2,772,430.18	-	-	959,996.78	-	-	3,482,518.76	357,473.39	-	(2,970,601.02)	54,582,380.75
Professional fees and outside services	1,331,427.20	34,454.42	16,848.07	66,802.65	145,287.05	55,784.80	5,874,852.36	-	-	48,247.77	560,002.18	-	-	56,349.99	-	-	552,063.80	169,179.53	-	(10,235,202.95)	60,471,350.03
Travel and promotional expenses	178,776.00	-	-	8,633.54	-	14,048.80	13,233.42	-	-	1,149.68	733,157.85	-	-	23,748.65	-	-	226,857.52	13,621.99	-	-	6,527,844.08
Facilities cost	269,340.80	45,579.05	1,000.13	56,390.31	48,000.00	230,306.97	-	-	-	25,877.19	61,393.73	-	-	75,628.35	-	-	749,853.71	20,760.71	-	-	17,643,576.35
Acquisition-related costs	3,429.03	-	-	-	-	-	-	-	-	-	1,882.08	-	-	-	-	-	-	-	-	-	45,270,411.45
Other expenses	293,537.67	12,819.55	10,418.18	17,140.22	19,329.52	79,889.25	63,371.42	-	-	16,571.20	203,736.10	-	-	36,400.68	-	-	808,505.92	28,205.79	-	-	24,269,441.19
Total operating expenses	6,893,902.74	680,416.00	225,355.61	668,968.43	647,066.10	4,668,220.27	6,271,108.54	-	-	748,458.28	6,403,192.60	-	-	1,635,157.76	-	-	8,829,283.41	2,424,920.61	-	(13,190,803.97)	592,100,491.76
Operating income (loss)	2,705,165.54	66,224.38	21,664.30	302,050.06	(311,292.33)	(52,868.80)	51,087,347.24	-	-	60,168.72	9,055,370.74	-	-	1,273,265.01	-	-	16,009,393.55	525,177.61	-	(208,063.73)	662,182,419.29
Non operating (income) expense:																					
Interest expense, net	(2,683.25)	1,141.99	4,536.19	1,642.38	-	155.80	241,061.43	-	-	9,622.40	(68.64)	-	(776,148.23)	-	-	(10,447.10)	(7,913.52)	(2,549.04)	(225,099.98)	-	37,268,813.78
Other non operating income/expense	-	-	-	-	-	-	-	-	311,292.33	-	-	-	(20,919,968.85)	-	-	-	-	-	-	71,046,792.97	(35,331,896.68)
Income (loss) before income tax provision (benefit)	2,707,849.29	65,082.39	17,128.11	301,047.68	(311,292.33)	(53,024.60)	50,846,285.81	-	(311,292.33)	50,546.32	9,055,439.38	-	21,700,217.08	1,273,265.01	-	10,447.10	16,008,217.07	526,746.65	225,099.98	(72,254,857.70)	660,346,302.19
Income tax provision (benefit)	643,761.00	29,844.01	3,137.44	18,802.10	-	213.98	-	-	-	(48,640.00)	1,994,185.00	(32,378.00)	3,884,579.00	(366,620.00)	-	7,024.00	4,594,088.00	-	56,470.00	-	192,224,831.51
Net Income	2,064,088.29	35,238.38	13,990.67	282,245.58	(311,292.33)	(53,358.67)	50,846,285.81	-	(311,292.33)	99,186.32	7,061,254.38	32,378.00	17,815,538.08	1,639,885.01	-	26,423.10	11,414,229.07	526,746.65	169,229.98	(72,254,857.70)	468,121,470.64
Net income allocated to common shareholders	2,064,088.29	35,238.38	13,990.67	282,245.58	(311,292.33)	(53,358.67)	50,846,285.81	-	(311,292.33)	99,186.32	7,061,254.38	32,378.00	17,815,538.08	1,639,885.01	-	26,423.10	11,414,229.07	526,746.65	169,229.98	(72,254,857.70)	468,121,470.64

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2020
(Unaudited)

	Total	BETF Cboe ETF.com, Inc.	BGMH Bats Global Markets Holdings, Inc.	BGSL BGS Global Services LLC	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd	BIDSTL BIDS Trading Ltd	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.
Current assets:												
Cash and cash equivalents	245,447,104.87	-	-	6,000.25	1,812,008.62	94,903.03	53,677.44	14,416,263.54	54,930,383.84	100.00	-	-
Financial investments	92,385,978.71	-	-	-	-	-	-	-	(0.01)	-	-	-
Accounts receivable, net	337,265,601.92	7,148,933.49	22,467,886.89	715,258.79	(591,304.15)	1,203,509.35	81,650.52	4,436,820.11	32,162,594.12	5,745,663.95	240,037,241.95	1,462,026,966.47
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	812,089,950.79	-	-	-	-	-	-	-	-	-	-	-
Income tax receivable	53,122,655.20	-	-	-	-	15,185.56	-	-	-	(30,104.72)	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	26,531,662.58	10,500.00	-	7,115.35	693,954.65	29,951.99	892.64	182,053.35	1,519,201.49	-	-	-
Total current assets	1,566,842,954.07	7,159,433.49	22,467,886.89	728,374.39	1,914,659.12	1,343,549.93	136,220.60	19,035,137.00	88,612,179.44	5,715,659.23	240,037,241.95	1,462,026,966.47
Investments	42,660,955.89	-	812,849,626.55	122,981.07	40,625,049.82	-	-	-	54,169,758.88	823,069,269.10	-	-
Property Held For Sale	13,000,000.00	-	-	-	-	-	-	-	-	-	-	-
Property & Equipment	82,597,885.35	-	-	-	663,968.82	56,335.19	-	-	9,202,101.29	-	-	-
Operating Lease Right of Use Asset	111,048,962.64	-	-	-	3,390,996.36	133,197.14	-	-	5,931,683.42	-	-	-
Goodwill	2,895,065,719.47	-	-	-	100,484,211.52	-	-	-	286,842,051.57	-	-	-
Intangible assets, net	1,728,987,736.37	-	-	-	156,400,000.00	-	-	-	351,938,446.81	-	-	-
Other assets, net	76,251,157.68	-	-	-	515.43	-	-	-	1,501,048.66	-	3,407,154.84	7,430,441.63
Total assets	6,516,455,371.47	7,159,433.49	835,317,513.44	851,355.46	303,479,401.07	1,533,082.26	136,220.60	19,035,137.00	798,197,270.07	828,784,928.33	243,444,396.79	1,469,457,408.10
Current liabilities:												
Accounts payable and accrued liabilities	(250,033,385.50)	(6,315,089.37)	(56,393,660.92)	(815,073.42)	(282,319,222.12)	(214,983.22)	(13,239.53)	(886,460.20)	(29,387,072.49)	(10,264,570.30)	(201,420,018.10)	(1,355,046,723.33)
Section 31 fees payable	(152,866,893.43)	-	-	-	-	-	-	-	-	-	(12,952,867.70)	(56,015,721.64)
Deferred revenue	(10,175,463.65)	-	-	-	-	-	-	-	(218,782.21)	-	(287,500.07)	(384,857.03)
Margin deposits and clearing funds	(812,090,565.88)	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	(4,227,899.83)	-	-	-	-	-	-	-	(3,894,107.76)	-	-	-
Current portion of contingent consideration liabilities	(15,171,182.45)	-	-	-	-	-	-	-	-	-	-	-
Current portion of long-term debt	(68,688,289.50)	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(1,313,253,680.24)	(6,315,089.37)	(56,393,660.92)	(815,073.42)	(282,319,222.12)	(214,983.22)	(13,239.53)	(886,460.20)	(33,499,962.46)	(10,264,570.30)	(214,660,385.87)	(1,411,447,302.00)
Long-term debt	(1,135,181,975.05)	-	-	-	-	-	-	-	-	(37,576,363.15)	-	-
Non-current operating lease liabilities	(132,140,503.86)	-	-	-	(2,903,508.59)	(26,706.03)	-	-	(3,266,481.58)	-	-	-
Contingent consideration liabilities	(17,489,065.70)	-	-	-	-	-	-	-	-	-	-	-
Unrecognized tax benefits	(164,668,924.00)	(1,185.00)	-	-	-	-	-	-	-	-	(7,618,226.00)	(21,178,880.00)
Deferred income taxes	(377,636,577.91)	49,597.00	(2,714,273.00)	-	2,082,542.00	837,034.35	-	-	(65,298,491.03)	-	2,536,878.00	6,085,191.00
Other non-current liabilities	(27,191,993.73)	-	-	-	-	-	-	-	(1,298,970.16)	-	-	-
non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Common stock	(1,159,989.67)	-	(1.00)	-	-	-	-	-	(14.84)	-	(1.00)	(1.00)
Treasury stock	1,250,368,295.93	-	7,754,139.17	-	-	-	-	-	-	-	-	-
Additional paid in capital	(2,713,259,971.40)	(1,293,268.98)	(743,367,823.25)	(36,282.04)	(20,313,386.19)	(2,128,427.35)	(122,981.07)	(18,148,676.80)	(737,652,226.45)	(630,289,063.44)	135,058,007.37	397,876,382.97
Accumulated other comprehensive income	(75,022,614.12)	-	(97,656,040.26)	-	-	(0.01)	-	-	(7,374,605.55)	(97,656,039.66)	-	-
Retained earnings	(1,809,818,371.72)	400,512.86	57,060,145.82	-	(25,826.17)	-	-	-	50,193,482.11	(52,998,891.78)	(158,760,669.29)	(440,792,799.07)
Total stockholders' equity	(3,348,892,650.98)	(892,756.12)	(776,209,579.52)	(36,282.04)	(20,339,212.36)	(2,128,427.36)	(122,981.07)	(18,148,676.80)	(694,833,364.73)	(780,943,994.88)	(23,702,662.92)	(42,916,417.10)
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	(6,516,455,371.47)	(7,159,433.49)	(835,317,513.44)	(851,355.46)	(303,479,401.07)	(1,533,082.26)	(136,220.60)	(19,035,137.00)	(798,197,269.96)	(828,784,928.33)	(243,444,396.79)	(1,469,457,408.10)

	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSG Cboe Switzerland GbmH
Current assets:														
Cash and cash equivalents	519,360.00	-	11,180,789.54	51,844,604.82	-	292,538.90	-	7,835,818.59	-	-	1,077,628.05	-	46,055.29	-
Financial investments	-	-	-	92,086,314.16	-	-	-	(0.03)	-	-	-	-	-	-
Accounts receivable, net	1,331,854,058.66	362,442,609.68	393,386,037.36	4,706,408,105.22	194,496,666.05	4,848,963.96	525,685.94	1,366,404.20	-	32,742,058.73	4,729,020.46	-	3,778,747.90	50,523.81
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income tax receivable	-	-	-	52,019,878.00	-	9,614.36	0.78	-	8,664.33	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	1,531,576.06	0.09	43,333.32	15,204,153.79	-	19,695.55	(0.01)	51,575.93	-	-	26,781.83	-	28,022.48	9,156.59
Total current assets	1,333,904,994.72	362,442,609.77	404,610,160.22	4,917,563,055.99	194,496,666.05	5,170,812.77	525,686.71	9,253,798.69	8,664.33	32,742,058.73	5,833,430.34	-	3,852,825.67	59,680.40
Investments	2,251,826.76	-	-	3,281,219,758.83	540,406,286.43	-	76,945,982.80	-	-	-	-	-	-	-
Property Held For Sale	-	-	-	-	-	-	-	-	-	-	-	-	70,503,361.93	-
Property & Equipment	(51,798,114.26)	(424,561.45)	-	65,346,229.34	(224,999.55)	-	-	-	-	-	-	-	(57,503,361.93)	-
Operating Lease Right of Use Asset	-	-	-	-	100,651,425.04	-	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	2,286,704,393.92	-	-	-	-	-	-	-	-	-
Intangible assets, net	323,246.91	-	-	-	1,126,146,671.78	-	-	-	-	-	-	-	-	-
Other assets, net	61,845,757.94	4,483,382.42	-	30,085,088.50	4,179,347.09	-	-	-	-	-	11,578.64	-	-	4,883.67
Total assets	1,346,527,712.07	366,501,430.74	404,610,160.22	8,294,214,132.66	4,252,359,790.76	5,170,812.77	77,471,669.51	9,253,798.69	8,664.33	32,742,058.73	5,845,008.98	-	16,852,825.67	64,564.07
Current liabilities:														
Accounts payable and accrued liabilities	(964,921,923.00)	(327,905,984.67)	(112,934,298.31)	(5,296,928,831.46)	(182,907,780.58)	(5,163,444.38)	(1,739,144.27)	(2,505,050.79)	(34,658.45)	(17,185,422.80)	(5,030,835.09)	(16,067.02)	(8,099,973.76)	(657,739.86)
Section 31 fees payable	(8,379,625.88)	(1,211,625.32)	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	(7,205,599.38)	(899,709.00)	-	-	-	-	-	-	-	(314,066.40)	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	(0.26)	-	-	(227,230.18)	(2,523.88)	-	-	(82,419.75)	-	-	-
Current portion of contingent consideration liabilities	-	-	-	(5,500,000.00)	-	-	(5,711,185.17)	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	(68,688,289.50)	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(980,507,148.26)	(330,017,318.99)	(112,934,298.31)	(5,371,117,121.22)	(182,907,780.58)	(5,163,444.38)	(7,677,559.62)	(2,507,574.67)	(34,658.45)	(17,499,489.20)	(5,113,254.84)	(16,067.02)	(8,099,973.76)	(657,739.86)
Long-term debt	-	-	-	(1,135,181,975.05)	-	-	-	-	-	-	-	-	-	-
Non-current operating lease liabilities	-	-	-	-	(125,836,287.42)	-	-	-	-	-	-	-	-	-
Contingent consideration liabilities	-	-	-	(4,500,000.00)	-	-	(6,489,065.70)	-	-	-	-	-	-	-
Unrecognized tax benefits	(80,021,338.00)	(2,050,764.00)	(20,810,777.00)	(1,345,751.00)	(34,298.00)	-	-	-	-	-	-	-	(145,497.00)	-
Deferred income taxes	10,122,812.00	2,477,888.00	3,088,022.00	(16,527,145.00)	(268,924,072.00)	12,030.22	346,975.69	-	-	-	-	-	2,198,571.00	382.00
Other non-current liabilities	-	-	-	(25,722,817.39)	-	(21,028.54)	-	0.04	-	-	-	-	-	-
non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock	(10.00)	(10.00)	-	(1,259,989.67)	(968,551.01)	-	-	(132.03)	-	-	-	-	-	-
Treasury stock	-	-	-	1,248,268,295.93	-	7,372.16	-	-	-	-	-	-	-	69.85
Additional paid in capital	468,834,199.00	(44,999,990.00)	100,000,000.00	(2,648,143,667.00)	(3,310,680,580.06)	(89,866.14)	(62,852,079.32)	(7,196,668.16)	-	(63,883.07)	(230,419.19)	-	(61,419,915.44)	(6,916.52)
Accumulated other comprehensive income	2,019.97	-	-	(63,375,791.74)	(97,656,039.10)	(18,309.26)	(1,849,208.25)	365,737.50	204.09	-	18,009.98	259.77	-	2,598.33
Retained earnings	(764,958,246.78)	8,088,764.25	(373,953,106.91)	(275,308,170.52)	(265,352,182.59)	102,433.17	1,049,267.69	84,838.63	25,790.03	(15,178,686.46)	(519,344.93)	15,807.25	50,613,989.53	597,042.13
Total stockholders' equity	(296,122,037.81)	(36,911,235.75)	(273,953,106.91)	(1,739,819,323.00)	(3,674,657,352.76)	1,629.93	(63,652,019.88)	(6,746,224.06)	25,994.12	(15,242,569.53)	(731,754.14)	16,067.02	(10,805,925.91)	592,793.79
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	(1,346,527,712.07)	(366,501,430.74)	(404,610,160.22)	(8,294,214,132.66)	(4,252,359,790.76)	(5,170,812.77)	(77,471,669.51)	(9,253,798.69)	(8,664.33)	(32,742,058.73)	(5,845,008.98)	-	(16,852,825.67)	(64,564.07)

	CXE Cboe Chi-X Europe Limited	DEI Direct Edge LLC	ECCP EuroCCP	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC
Current assets:												
Cash and cash equivalents	369,981.97	-	52,775,764.27	-	-	149,120.33	97,243.64	-	514,641.37	1,800,699.84	8,312,569.67	-
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net	219,917.31	0.03	5,973,128.77	336,655,402.92	1,001,376,976.18	11,436,180.07	1,700,285.67	255,904.09	6,498,143.99	610,370.55	20,485,344.31	93,819,768.83
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	811,679,950.79	-	-	-	-	-	-	-	-	-
Income tax receivable	-	-	937,897.37	-	-	-	35,911.88	-	-	-	125,607.64	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	(0.01)	6,927,563.59	-	-	145,437.65	-	11,639.84	32,036.28	7,000.00	80,288.65	189,737.33
Total current assets	589,899.28	0.02	878,294,304.79	336,655,402.92	1,001,376,976.18	11,730,738.05	1,833,441.19	267,543.93	7,044,821.64	2,418,070.39	29,003,810.27	94,009,506.16
Investments	-	(41,882,010.23)	-	-	-	-	-	-	-	-	-	-
Property Held For Sale	-	-	-	-	-	-	-	-	-	-	-	-
Property & Equipment	-	-	(3,777,655.96)	-	-	485,661.61	-	-	6,355.00	-	18,441.79	11,326.80
Operating Lease Right of Use Asset	-	-	775,129.23	-	-	135,299.04	-	-	31,232.41	-	-	-
Goodwill	-	-	-	-	-	41,617,441.72	-	-	-	-	-	-
Intangible assets, net	-	-	34,812,028.77	-	-	12,540,521.66	-	-	-	976,543.38	-	-
Other assets, net	-	-	10,293,022.44	3,407,154.84	7,629,363.07	-	-	3,782.23	18,154.68	-	6,005.56	-
Total assets	589,899.28	(41,882,010.21)	920,396,829.27	340,062,557.76	1,009,006,339.25	66,509,662.08	1,833,441.19	271,326.16	7,100,563.73	3,394,613.77	29,028,257.62	94,020,832.96
Current liabilities:												
Accounts payable and accrued liabilities	(224,671.78)	(0.01)	(12,598,348.10)	(297,884,278.22)	(912,052,670.24)	(11,327,849.62)	(1,225,099.38)	(264,829.63)	(6,439,886.82)	(1,136,738.47)	(20,385,454.81)	(33,105,477.05)
Section 31 fees payable	-	-	-	(14,339,415.51)	(58,987,632.54)	-	-	-	-	-	-	-
Deferred revenue	-	-	-	(267,500.00)	(403,424.96)	(194,024.57)	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	(812,090,565.88)	-	-	-	-	-	-	-	-	-
Income taxes payable	5,037.85	-	-	-	-	0.45	(0.34)	(2,603.62)	(12,933.22)	-	1.02	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(219,633.93)	(0.01)	(824,688,913.98)	(312,491,193.73)	(971,443,727.74)	(11,521,873.74)	(1,225,099.72)	(267,433.25)	(6,452,820.04)	(1,136,738.47)	(20,385,453.79)	(33,105,477.05)
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Non-current operating lease liabilities	-	-	(107,520.24)	-	-	-	-	-	-	-	-	-
Contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Unrecognized tax benefits	-	-	-	(7,847,019.00)	(9,085,475.00)	-	-	-	-	-	-	-
Deferred income taxes	-	-	(8,497,858.59)	2,586,555.00	3,489,073.00	(410,488.00)	2,391.30	-	(2,986.45)	-	197,626.60	-
Other non-current liabilities	53.75	-	(151,004.75)	-	-	-	(5,441.24)	-	1,153.53	-	6,061.03	-
non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Common stock	(4,336,597.73)	-	-	-	-	-	-	-	-	-	-	-
Treasury stock	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid in capital	3,788,068.32	122,007,767.78	(49,643,240.04)	133,858,930.17	158,479,321.81	(52,513,212.11)	(519,242.16)	8,730.32	(256,060.49)	(6,363,930.01)	(4,434,223.84)	94,681,787.19
Accumulated other comprehensive income	14,373.04	-	(6,772,113.72)	-	-	-	(50,810.99)	1,357.44	20,667.15	-	(130,614.65)	-
Retained earnings	163,837.27	(80,125,757.56)	(30,536,178.02)	(156,169,830.20)	(190,445,531.32)	(2,064,088.23)	(35,238.38)	(13,980.67)	(410,517.40)	4,106,054.71	(4,281,652.97)	(155,597,143.10)
Total stockholders' equity	(370,319.10)	41,882,010.22	(86,951,531.78)	(22,310,900.03)	(31,966,209.51)	(54,577,300.34)	(605,291.53)	(3,892.91)	(645,910.74)	(2,257,875.30)	(8,846,491.46)	(60,915,355.91)
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	(589,899.28)	41,882,010.21	(920,396,829.34)	(340,062,557.76)	(1,009,006,339.25)	(66,509,662.08)	(1,833,441.19)	(271,326.16)	(7,100,563.70)	(3,394,613.77)	(29,028,257.62)	(94,020,832.96)

	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TCM TCM Corp.	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Current assets:													
Cash and cash equivalents	-	-	366,841.63	1,761,975.15	-	-	-	-	-	31,057,027.53	3,951,107.56	-	180,000.00
Financial investments	-	-	-	-	-	-	-	-	-	499,664.59	-	-	(200,000.00)
Accounts receivable, net	-	7,981.92	3,039,880.21	17,187,559.65	88,370.14	4,899,662.01	3,786,601.64	-	33,447.10	224,507,640.05	1,159,579.16	304,016.65	(10,208,844,662.79)
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-	410,000.00
Income tax receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	-	184.12	38,964.62	-	-	11,102.00	-	-	-	29,743.41	-	(300,000.00)
Total current assets	-	7,981.92	3,406,905.96	18,988,499.42	88,370.14	4,899,662.01	3,797,703.64	-	33,447.10	256,064,332.17	5,140,430.13	304,016.65	(10,208,754,662.79)
Investments	(66,189,178.99)	-	-	-	-	843,412,268.89	-	82,169.47	25,296,300.33	-	-	2,928,216.50	(6,352,647,350.32)
Property Held For Sale	-	-	-	-	-	-	-	-	-	-	-	-	(57,503,361.93)
Property & Equipment	-	-	5,323.40	(580,872.75)	-	-	-	-	-	-	91,777.90	-	121,019,930.11
Operating Lease Right of Use Asset	-	-	-	-	-	-	-	-	-	-	-	-	-
Goodwill	-	-	-	31,018,567.86	-	105,336,844.00	6,680,000.00	-	-	19,628.00	36,362,580.88	-	-
Intangible assets, net	-	-	-	8,170,325.58	-	-	1,060,673.00	-	-	-	37,419,278.48	-	(800,000.00)
Other assets, net	-	-	2,250.00	928,794.28	-	37,576,363.15	-	-	818,000.00	-	-	3,700,000.00	(101,080,931.39)
Total assets	(66,189,178.99)	7,981.92	3,414,479.36	58,525,314.39	88,370.14	991,225,138.05	11,538,376.64	82,169.47	26,147,747.43	256,083,960.17	79,014,067.39	6,932,233.15	(16,599,766,376.32)
Current liabilities:													
Accounts payable and accrued liabilities	-	-	(3,133,165.09)	(34,025,596.79)	(3,417,158.37)	(12,714,847.34)	(9,394,756.04)	-	(825,024.00)	(228,562,420.81)	(1,530,474.55)	(71,969.00)	10,209,394,598.06
Section 31 fees payable	-	-	-	-	-	-	-	-	-	(980,004.84)	-	-	-
Deferred revenue	-	-	-	(0.03)	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	(11,120.00)	-	-	-	-	-	-	(0.14)	-	-	-
Current portion of contingent consideration liabilities	-	-	-	(4,000,000.00)	-	-	2.72	-	-	-	-	-	40,000.00
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	-	-	(3,144,285.09)	(38,025,596.82)	(3,417,158.37)	(12,714,847.34)	(9,394,753.32)	-	(825,024.00)	(229,542,425.79)	(1,530,474.55)	(71,969.00)	10,209,434,598.06
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	37,576,363.15
Non-current operating lease liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Contingent consideration liabilities	-	-	-	(6,500,000.00)	-	-	-	-	-	-	-	-	-
Unrecognized tax benefits	-	-	-	-	(309,107.00)	(12,548,258.00)	-	-	-	(1,672,349.00)	-	-	-
Deferred income taxes	-	-	-	(517,931.00)	66,289.00	(53,161,112.00)	1,905,639.00	-	-	332,282.00	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock	-	-	-	-	-	(2.00)	-	-	-	(1.00)	-	(52,635.46)	5,457,957.07
Treasury stock	-	-	-	-	-	-	-	-	-	-	-	-	(5,661,581.18)
Additional paid in capital	90,279,424.99	-	2,566.85	(3,768,340.67)	33,721,917.02	(728,187,738.87)	(5,451,303.16)	(80,275.82)	(25,296,300.33)	(6,968,160.85)	(72,808,648.38)	(29,839,256.37)	4,823,308,978.38
Accumulated other comprehensive income	-	-	-	-	-	(97,656,039.26)	-	(1,893.65)	-	-	(4,148,197.82)	-	398,897,862.53
Retained earnings	(24,090,246.00)	(7,981.92)	(272,761.12)	(9,713,445.90)	(30,150,310.79)	(86,957,140.58)	1,402,040.84	-	(26,423.10)	(18,233,305.53)	(526,746.65)	23,031,627.68	1,130,752,198.25
Total stockholders' equity	66,189,178.99	(7,981.92)	(270,194.27)	(13,481,786.57)	3,571,606.23	(912,800,920.71)	(4,049,262.32)	(82,169.47)	(25,322,723.43)	(25,201,467.38)	(77,483,592.85)	(6,860,264.15)	6,352,755,415.05
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	66,189,178.99	(7,981.92)	(3,414,479.36)	(58,525,314.39)	(88,370.14)	(991,225,138.05)	(11,538,376.64)	(82,169.47)	(26,147,747.43)	(256,083,960.17)	(79,014,067.40)	(6,932,233.15)	16,599,766,376.26

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents

	Page
Independent Auditors’ Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholder’s Deficit	3
Statement of Cash Flows	4
Notes to Financial Statements	5

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe Exchange, Inc.:

We have audited the accompanying financial statements of Cboe Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe Exchange, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands, except share and per share amounts)

Assets

Current assets:		
Cash	$	519
Accounts receivable		53,524
Receivables from affiliates		455,065
Other assets		16,907
Total current assets		526,015
Investments		2,252
Property and equipment--net of accumulated depreciation of $61,176		2,489
Data processing software--net of accumulated amortization of $54,287		4,536
Goodwill and intangibles, net		323
Deferred income taxes, net		10,123
Notes receivable, net		3,023
Total assets	$	548,761

Liabilities and Stockholder's Deficit

Current liabilities:		
Accounts payable and accrued liabilities	$	41,230
Section 31 fees payable		8,380
Payables to affiliates		475,015
Deferred revenue		7,206
Total current liabilities		531,831
Unrecognized tax benefits		80,400
Stockholder's deficit:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		-
Additional paid-in capital		21,855
Accumulated deficit		(85,325)
Total stockholder's deficit		(63,470)
Total liabilities and stockholder's deficit	$	548,761

See accompanying notes to financial statements.

Cboe Exchange, Inc.

Statement of Income

Year ended December 31, 2020

(In thousands)

Revenues:	
Transaction fees	$ 440,984
Access and capacity fees	70,893
Market data fees	20,606
Regulatory fees	52,512
Other revenue	2,958
Total revenues	587,953
Cost of revenues:	
Liquidity payments	5,111
Routing and clearing	15,005
Section 31 fees	25,027
Royalty fees	72,624
Total cost of revenues	117,767
Revenues less cost of revenues	470,186
Operating expenses:	
Compensation and benefits	52,531
Management fee	12,229
Depreciation and amortization	5,050
Technology support services	9,673
Professional fees and outside services	18,836
Travel and promotional expenses	3,907
Facilities costs	8,496
Impairment of investments	11,000
Other expenses	944
Total operating expenses	122,666
Operating income	347,520
Non-operating income (expense):	
Investment income	928
Loss on disposal of assets	(89)
Income before income tax provision	348,359
Income tax provision	99,467
Net income	$ 248,892

See accompanying notes to financial statements.

Cboe Exchange, Inc.

Statement of Changes in Stockholder's Deficit

Year ended December 31, 2020

(In thousands)

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's deficit
Balance at January 1, 2020	$ -	$ 21,855	$ (334,217)	$ (312,362)
Net income	-	-	248,892	248,892
Balance at December 31, 2020	$ -	$ 21,855	$ (85,325)	$ (63,470)

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:	
Net income	$ 248,892
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	5,050
Deferred income tax benefit	(4,115)
Loss on disposal of assets	89
Provision for notes receivable credit losses	839
Impairment of investments	11,000
Changes in assets and liabilities:	
Accounts receivable	(4,119)
Receivables from affiliates	(455,065)
Other assets	(9,339)
Notes receivable	(2,738)
Accounts payable and accrued liabilities	6,012
Section 31 fees payable	2,729
Payables to affiliates	183,362
Deferred revenue	4,605
Unrecognized tax benefits	10,591
Net cash used in operating activities	(2,207)
Cash flows from investing activities:	
Contributions to investments	(306)
Net cash used in investing activities	(306)
Decrease in cash	(2,513)
Cash:	
Beginning of year	3,032
End of year	$ 519
Supplemental disclosure of cash transactions:	
Net cash paid for income taxes to Cboe Global Markets, Inc.	$ 86,766

See accompanying notes to financial statements.

(in thousands, unless otherwise noted)

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. At December 31, 2020, the Company's total liabilities exceeded total assets by $63,470, which is primarily due to net affiliated payables of $19,950 and liabilities of unrecognized tax benefits of $80,400 allocated from the Parent in accordance with intercompany tax sharing agreements. As a result of this condition, the Company may not be able to meet its obligations. In a letter dated June 14, 2021, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of these amounts or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2020, until subsequent to June 30, 2022.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. On March 13, 2020, the Cboe Options trading floor was temporarily closed and transitioned to all-electronic trading mode as a precautionary measure to reduce the risk of COVID-19. The Cboe Options trading floor reopened on June 15, 2020 and is accommodating open-outcry trading activity with a modified floor layout, with stringent health and safety protocols in place for the well-being of the trading floor community, which includes Cboe associates and trading permit holders. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Company's cash is exposed to concentrations of credit risk. The Company maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 4 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent investments in OCC and Signal Trading Systems, LLC ("Signal Trading"). The investment in OCC is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held. The investments in Signal Trading is accounted for under the equity method.

(continued)

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

(i) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The

(continued)

Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligation.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the Securities and Exchange Commission ("SEC") for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(in thousands, unless otherwise noted)

(3) Investments

Cboe holds a 20% investment in OCC which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2020. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy.

In May 2010, Cboe acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade"). The joint venture develops and markets a multi-asset front-end order entry system, known as "PULSe," which has a particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. The Company accounts for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade.

During the year, the Company commenced an initiative to migrate PULSe, the multi-asset front-end order entry system operated by Signal Trading, and its related activity to Silexx, a wholly-owned subsidiary of the Parent. PULSe was decommissioned as of December 31, 2020, and the joint venture with FlexTrade was wound down during the first quarter of 2021. Given the more-likely-than-not expectation that Signal was to be disposed of as of December 31, 2020, the Company concluded that the remaining investment in Signal had no future economic value and was written off in the amount of $11.0 million as of December 31, 2020. The loss related to the write-off was included within impairment of investments in the statement of income.

The following table presents the Company's investments as of December 31, 2020:

Investment in OCC	$	333
Investment in Signal Trading Investments		1,919
Total investments	$	2,252

(4) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT

(continued)

(in thousands, unless otherwise noted)

funding model, an additional $0.8 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $3.0 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 3,100	$ 839	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$ 52,531
Management fee	12,229
Technology support services	9,860
Professional fees and outside services	7,243
Travel and promotional expenses	1,956
Facilities costs	7,479
	$ 91,298

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

Royalties	$ 14,704
Marketing fee payable	11,064
Accounts payable	10,079
Other	5,383
	$ 41,230

(continued)

(in thousands, unless otherwise noted)

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2020:

	Balance at January 1, 2020	Cash Additions	Revenue Recognition	Balance at December 31, 2020
Option regulatory fee (1)	$ 2,547	$ 4,555	$ 102	$ 7,204
Liquidity provider sliding scale	—	9,600	(9,600)	—
Other, net	54	177	(229)	2
Total deferred revenue	$ 2,601	$ 14,332	$ (9,727)	$ 7,206

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:	
Unrecognized tax benefits	$ 11,895
Allowance for credit losses	1,027
Investments	871
Other	27
Subtotal	13,820
Valuation allowance	(871)
Total deferred tax assets	$ 12,949
Deferred tax liabilities:	
Property and equipment	(1,350)
Accrued compensation	(1,077)
Prepaid expenses	(399)
Total deferred tax liabilities	(2,826)
Net deferred tax assets	$ 10,123

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $871 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

(continued)

(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:	
Federal	$ 70,712
State	32,870
Total current tax expense	103,582
Deferred income tax benefit:	
Federal	(3,798)
State	(317)
Total deferred income tax benefit	(4,115)
Income tax provision	$ 99,467

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 73,156	21.0%
(Decrease) increase in income tax resulting from:		
Foreign-derived intangible income	(788)	-0.2%
Permanent items - other	68	0.0%
State income taxes	17,193	4.9%
Change in uncertain tax positions	8,343	2.4%
Change in valuation allowance	1,338	0.4%
Other	157	0.1%
Income tax provision	$ 99,467	28.6%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$ 59,909
Gross increases on tax positions in current period	11,487
Gross increases on tax positions in prior period	949
Lapse of statute of limitations	(4,181)
Balance at December 31, 2020	$ 68,164

As of December 31, 2020, the Company had $68.5 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitation and potential audit settlements during the next twelve months are estimated to be approximately $0.1 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $2.3 million for the period ended December 31, 2020. Accrued interest and penalties were $12.2 million as of December 31, 2020.

(continued)

(in thousands, unless otherwise noted)

The Company’s open tax years are generally 2017 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the U.S. Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(9) Commitments and Contingencies

Purchase Obligations

Purchase obligations include an estimate of the minimum outstanding obligations under agreements to purchase goods or services that the Company believes are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed or minimum and maximum amounts to be paid, and the approximate timing of the transaction. Purchase obligations include licensing agreements with various licensors which contain annual minimum fee requirements that total $361.6 million for the next five years. Purchase obligations exclude agreements that are cancellable at any time without penalty.

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company’s assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any

(in thousands, unless otherwise noted)

proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Cboe Options and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC

(in thousands, unless otherwise noted)

entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

VIX Litigation

On March 20, 2018, a putative class action complaint captioned Tomasulo v. Cboe Exchange, Inc., et al., No. 18-cv-02025 was filed in federal district court for the Northern District of Illinois alleging that the Company intentionally designed its products, operated its platforms, and formulated the method for calculating VIX and the Special Opening Quotation, (i.e., the special VIX value designed by the Company and calculated on the settlement date of VIX derivatives prior to the opening of trading), in a manner that could be collusively manipulated by a group of entities named as John Doe defendants. A number of similar putative class actions, some of which do not name the Company as a party, were filed in federal court in Illinois and New York on behalf of investors in certain volatility-related products. On June 14, 2018, the Judicial Panel on Multidistrict Litigation centralized the putative class actions in the federal district court for the Northern District of Illinois. On September 28, 2018, plaintiffs filed a master, consolidated complaint that is a putative class action alleging various claims against the Company and John Doe defendants in the federal district court for the Northern District of Illinois. The claims asserted against the Company consist of a Securities Exchange Act fraud claim, three Commodity Exchange Act claims and a state law negligence claim. Plaintiffs request a judgment awarding class damages in an unspecified amount, as well as punitive or exemplary damages in an unspecified amount, prejudgment interest, costs including attorneys' and experts' fees and expenses and such other relief as the court may deem just and proper. On November 19, 2018, the Company filed a motion to dismiss the master consolidated complaint and the plaintiffs filed their response on January 7, 2019. The Company filed its reply on January 28, 2019. On May 29, 2019, the federal district court for the Northern District of Illinois granted the Company's motion to dismiss plaintiffs' entire complaint against the Company. The state law negligence claim was dismissed with prejudice and the other claims were dismissed without prejudice with leave to file an amended complaint, which plaintiffs filed on July 19, 2019. On August 28, 2019, the Company filed its second motion to dismiss the amended consolidated complaint and plaintiffs filed their response on October 8, 2019. On January 27, 2020, the federal district court for the Northern District of Illinois granted the Company's second motion to dismiss and all counts against the Company were dismissed with prejudice. On April 21, 2020, the federal district court for the Northern District of Illinois granted plaintiffs' motion to certify the January 27, 2020 dismissal order for an immediate appeal. On May 19, 2020, plaintiffs filed a notice of appeal with the Court of Appeals for the Seventh Circuit ("7th Circuit"), seeking to appeal the April 21, 2020 order granting the entry of partial final judgment and both orders granting the Company's motions to dismiss entered on May 29, 2019 and January 27, 2020. On June 29, 2020, plaintiffs filed their opening brief with the 7th Circuit, on August 28, 2020 the Company filed its opposition brief with the 7th Circuit, on September 7, 2020, CME Group Inc., Intercontinental Exchange, Inc. and National Futures Association filed an amici curiae brief in support of the Company on the Bad Faith Standard with the 7th Circuit and on October 16, 2020, plaintiffs filed their reply brief with the 7th Circuit. Oral arguments were held remotely on November 30, 2020 and the parties are currently awaiting a decision by the 7th Circuit. The Company currently believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

(continued)

(in thousands, unless otherwise noted)

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 9 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors’ Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents

	Page
Independent Auditors’ Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholder’s Equity (Deficit)	3
Statement of Cash Flows	4
Notes to Financial Statements	5

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe C2 Exchange, Inc.:

We have audited the accompanying financial statements of Cboe C2 Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe C2 Exchange, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe C2 Exchange, Inc.

Statement of Financial Condition

December 31, 2020

(In thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	10,796
Receivables from affiliates		41,858
Other assets		1,217
Total current assets		53,871
Deferred income taxes, net		2,478
Notes receivable, net		4,039
Other assets		20
Total assets	$	60,408
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	6,860
Section 31 fees payable		1,212
Payables to affiliates		391
Deferred revenue		900
Total current liabilities		9,363
Unrecognized tax benefits		2,072
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		-
Additional paid-in capital		48,387
Retained earnings		586
Total stockholder's equity		48,973
Total liabilities and stockholder's equity	$	60,408

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.

Statement of Income

Year ended December 31, 2020

(In thousands)

Revenues:	
Transaction fees	$ 112,763
Access and capacity fees	19,016
Market data fees	3,189
Regulatory fees	7,819
Total revenues	142,787
Cost of revenues:	
Liquidity payments	88,870
Routing and clearing	3,754
Section 31 fees	3,294
Royalty fees	565
Total cost of revenues	96,483
Revenues less cost of revenues	46,304
Operating expenses:	
Compensation and benefits	9,209
Management fee	2,119
Depreciation and amortization	97
Technology support services	1,730
Professional fees and outside services	5,625
Travel and promotional expenses	347
Facilities costs	1,456
Other expenses	823
Total operating expenses	21,406
Operating income	24,898
Non-operating income:	
Interest income	14
Income before income tax provision	24,912
Income tax provision	7,064
Net income	$ 17,848

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2020

(In thousands)

	Common stock	Additional paid-in capital	(Accumulated deficit) Retained Earnings	Total stockholder's equity
Balance at January 1, 2020	$ -	$ 48,387	$ (17,262)	$ 31,125
Net income	-	-	17,848	17,848
Balance at December 31, 2020	$ -	$ 48,387	$ 586	$ 48,973

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	17,848
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		97
Deferred income tax benefit		(120)
Provision for notes receivable credit losses		823
Changes in assets and liabilities:		
Accounts receivable		(3,040)
Receivables from affiliates		(16,981)
Other assets		(360)
Notes receivable		(2,738)
Accounts payable and accrued liabilities		1,950
Section 31 fees payable		392
Payables to affiliates		391
Deferred revenue		900
Unrecognized tax benefits		838
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	3,271

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. (“the Company” or “C2”), a wholly owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is a market for the trading of exclusive options on various market indices (“index options”), as well as on non-exclusive “multi-listed” options, such as options on the stocks of individual corporations (“equity options”) and options on other exchange-traded products (“ETP options”), such as exchange-traded funds (“ETF options”), exchange-traded notes (“ETN options”), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the Securities and Exchange Commission ("SEC") for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory

(continued)

(in thousands, unless otherwise noted)

purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $0.8 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020, the notes receivable, net balance was $4.0 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 2,981	$ 823	$ -	$ -	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$ 9,209
Management fee	2,119
Technology support services	1,687
Professional fees and outside services	1,218
Travel and promotional expenses	347
Facilities costs	1,300
	$ 15,880

(in thousands, unless otherwise noted)

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

Accounts payable	6,400
Accrued liabilities	460
	$ 6,860

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2020:

	Balance at January 1, 2020	Cash Additions	Revenue Recognition	Balance at December 31, 2020
Options Regulatory Fee (1)	$ —	$ 2,219	$ (1,319)	$ 900
Total deferred revenue	$ —	$ 2,219	$ (1,319)	$ 900

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(continued)

(in thousands, unless otherwise noted)

(7) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2020:

Deferred tax assets:	
Unrecognized tax benefits	$ 376
Allowance for credit losses	1,004
Organizational costs	1,126
Property, plant and equipment, net	7
Investments	18
Subtotal	2,531
Valuation allowance	(18)
Total deferred tax assets	$ 2,513
Deferred tax liabilities:	
Accrued compensation	(11)
Prepaid expenses	(24)
Total deferred tax liabilities	$ (35)
Net deferred tax assets	$ 2,478

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $18 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:	
Federal	$ 4,707
State	2,477
Total current tax expense	7,184
Deferred income tax (benefit) expense:	
Federal	(130)
State	10
Total deferred income tax benefit	(120)
Income tax provision	$ 7,064

(continued)

(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	5,231	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(135)	-0.5%
State income taxes		1,314	5.3%
Change in uncertain tax positions		663	2.7%
Change in valuation allowance		21	0.1%
Other		(30)	-0.1%
Income tax provision	$	7,064	28.5%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$	1,130
Gross increases on tax positions in current period		784
Gross increases on tax positions in prior period		39
Lapse of statute of limitations		(47)
Balance at December 31, 2020	$	1,906

As of December 31, 2020, the Company had $1.7 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company’s statement of income and were $0.1 million for the period ended December 31, 2020. Accrued interest and penalties were $0.2 million as of December 31, 2020.

The Company’s open tax years are generally 2017 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the U.S. Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(continued)

(in thousands, unless otherwise noted)

(8) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for C2 and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to

(in thousands, unless otherwise noted)

reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 7 ("Income Taxes").

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 8 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents

	Page
Independent Auditors’ Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholder’s Equity (Deficit)	3
Statement of Cash Flows	4
Notes to Financial Statements	5

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe BZX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BZX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BZX Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	71,214
Receivables from affiliates		45,601
Interest receivable		15
Other receivables		4,446
Total current assets		121,276
Deferred income taxes, net		6,085
Notes receivable, net		7,430
Total assets	$	134,791
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	29,437
Section 31 fees payable		56,016
Payables to affiliates		3,618
Other current liabilities		385
Total current liabilities		89,456
Unrecognized tax benefits		21,179
Stockholder's equity:		
Retained earnings		24,156
Total stockholder's equity		24,156
Total liabilities and stockholder's equity	$	134,791

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2020
(In thousands)

Revenues:		
Transaction fees	$	875,494
Access and capacity fees		38,387
Market data fees		68,794
Regulatory fees		202,101
Other revenue		1,202
Total revenues		1,185,978
Cost of revenues:		
Liquidity payments		793,925
Routing and clearing		24,748
Section 31 fees		199,857
Royalty fees		175
Total cost of revenues		1,018,705
Revenues less cost of revenues		167,273
Operating expenses:		
Compensation and benefits		40,869
Management fee		10,244
Depreciation		6
Technology support services		12,706
Professional fees and outside services		10,171
Travel and promotional expenses		1,307
Facilities costs		3,909
Other expenses		1,727
Total operating expenses		80,939
Operating income		86,334
Non-operating income:		
Interest income		17
Income before income tax provision		86,351
Income tax provision		25,287
Net income	$	61,064

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Equity (Deficit)
Year ended December 31, 2020
(In thousands)

	(Accumulated deficit) Retained earnings	Total stockholder's (deficit) equity
Balance at January 1, 2020	$ (36,908)	$ (36,908)
Net income	61,064	61,064
Balance at December 31, 2020	$ 24,156	$ 24,156

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	61,064
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		6
Deferred income tax benefit		(1,307)
Provision for notes receivable credit losses		1,725
Changes in assets and liabilities:		
Accounts receivable		(20,048)
Receivables from affiliates		137,483
Prepaid expenses		68
Interest receivable		(15)
Other receivables		(1,307)
Notes receivable		(5,849)
Accounts payable and accrued liabilities		9,330
Section 31 fees payable		17,061
Payables to affiliates		(202,822)
Other current liabilities		12
Unrecognized tax benefits		4,599
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	21,146

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. ("the Company" or "BZX"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products ("ETPs") and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess

(continued)

of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include other receivables and notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable and other receivables, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(continued)

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(In thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail (“CAT”), which involves the creation of an audit trail that strives to enhance regulators’ ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations (“SROs”) (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current “expected loss” model and the previous “incurred loss” model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $1.7 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $7.4 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 6,251	$ 1,725	$ -	$ -	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

Accounts payable	$ 29,427
Accrued liabilities	10
	$ 29,437

(continued)

(In thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$	40,869
Technology support services		11,342
Management fee		10,244
Professional fees and outside services		5,644
Facilities costs		3,909
Travel and promotional expenses		1,300
	$	73,308

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:		
Unrecognized tax benefits	$	3,892
Allowance for credit losses		2,055
Property, equipment and technology, net		88
Investments		67
Other		50
Subtotal		6,152
Valuation allowance		(67)
Total deferred tax assets		6,085
Net deferred tax assets	$	6,085

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $67 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

(continued)

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:		
Federal	$	16,827
State		9,768
Total current tax expense		26,595
Deferred income tax benefit:		
Federal		(1,221)
State		(87)
Total deferred income tax benefit		(1,308)
Income tax provision	$	25,287

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	18,134	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(593)	-0.7%
State income taxes		4,004	4.6%
Change in uncertain tax positions		3,573	4.1%
Change in valuation allowance		51	0.1%
Other		118	0.1%
Income tax provision	$	25,287	29.2%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$	14,100
Gross increases on tax positions in current period		2,817
Gross increases on tax positions in prior period		567
Gross decreases on tax positions in prior period		(44)
Lapse of statute of limitations		-
Balance at December 31, 2020	$	17,440

As of December 31, 2020, the Company had $17.3 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $1.3 million for the period ended December 31, 2020. Accrued interest and penalties were $3.7 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may

(continued)

(In thousands, unless otherwise noted)

result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange (“Exchange Defendants”) or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations

(In thousands, unless otherwise noted)

that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the “Lower Court”) held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants’ Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court’s dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants’ motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs’ response was filed June 15, 2018 and the Exchange Defendants’ reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants’ motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association (“SIFMA”) has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BZX and certain of the Parent’s other securities exchanges (collectively, the “Exchanges”) market data products and related services (the “Challenged Fees”). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review (“PFRs”) with the Court of Appeals for the D.C. Circuit (“D.C. Circuit”) seeking to appeal the SEC’s opinion (“Bellwether Case”). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC’s finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the “Order”) that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the “Procedures”) and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges’ conclusions. On October 26, 2018, the Exchanges filed a motion to

(In thousands, unless otherwise noted)

reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 7 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents

	Page
Independent Auditors’ Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholder’s Equity (Deficit)	3
Statement of Cash Flows	4
Notes to Financial Statements	5

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe BYX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BYX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BYX Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	12,070
Receivables from affiliates		29,945
Total current assets		42,015
Deferred income taxes		2,537
Notes receivable, net		3,407
Total assets	$	47,959
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	1,856
Section 31 fees payable		12,953
Payables to affiliates		674
Other current liabilities		288
Total current liabilities		15,771
Unrecognized tax benefits		7,618
Stockholder's equity:		
Retained earnings		24,570
Total stockholder's equity		24,570
Total liabilities and stockholder's equity	$	47,959

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Income
Year ended December 31, 2020
(In thousands)

Revenues:		
Transaction fees	$	86,363
Access and capacity fees		19,038
Market data fees		14,136
Regulatory fees		43,143
Total revenues		162,680
Cost of revenues:		
Liquidity payments		58,290
Routing and clearing		7,869
Section 31 fees		42,991
Total cost of revenues		109,150
Revenues less cost of revenues		53,530
Operating expenses:		
Compensation and benefits		4,561
Management fee		1,277
Technology support services		2,509
Professional fees and outside services		2,847
Travel and promotional expenses		100
Facilities costs		33
Other expenses		888
Total operating expenses		12,215
Income before income tax provision		41,315
Income tax provision		11,851
Net income	$	29,464

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Equity (Deficit)
Year ended December 31, 2020
(In thousands)

	(Accumulated deficit) Retained earnings	Total stockholder's (deficit) equity
Balance at January 1, 2020	$ (4,894)	$ (4,894)
Net income	29,464	29,464
Balance at December 31, 2020	$ 24,570	$ 24,570

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	29,464
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit		(648)
Provision for notes receivable credit losses		886
Changes in assets and liabilities:		
Accounts receivable		373
Receivables from affiliates		19,992
Prepaid expenses		32
Notes receivable		(3,111)
Accounts payable		791
Section 31 fees payable		(1,003)
Payables to affiliates		(48,761)
Other current liabilities		(17)
Unrecognized tax benefits		2,002
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	8,827

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. ("the Company" or "BYX") a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

(continued)

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the

(continued)

(In thousands, unless otherwise noted)

cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current “expected loss” model and the previous “incurred loss” model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $0.9 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $3.4 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 3,150	$ 886	$ -	$ -	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm’s length basis. The following table presents the Company’s allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$ 4,561
Technology support services	1,972
Management fee	1,277
Professional fees and outside services	634
Travel and promotional expenses	100
Facilities costs	33
	$ 8,577

(In thousands, unless otherwise noted)

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:		
Unrecognized tax benefits	$	1,479
Allowance for credit losses		1,015
Intangible assets		43
Total deferred tax assets		2,537
Net deferred tax assets	$	2,537

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:		
Federal	$	8,344
State		4,155
Total current tax expense		12,499
Deferred income tax benefit:		
Federal		(606)
State		(42)
Total deferred income tax benefit		(648)
Income tax provision	$	11,851

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,676	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(89)	-0.2%
State income taxes		1,665	4.0%
Change in uncertain tax positions		1,563	3.8%
Other		36	0.1%
Income tax provision	$	11,851	28.7%

(continued)

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$	4,798
Gross increases on tax positions in current period		1,334
Gross increases on tax positions in prior period		226
Gross decreases on tax positions in prior period		(12)
Lapse of statute of limitations		-
Balance at December 31, 2020	$	6,346

As of December 31, 2020, the Company had $6.1 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2020. Accrued interest and penalties were $1.3 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the

(In thousands, unless otherwise noted)

Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange (“Exchange Defendants”) or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the “Lower Court”) held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants’ Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court’s dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants’ motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs’ response was filed June 15, 2018 and the Exchange Defendants’ reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants’ motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for

(continued)

(In thousands, unless otherwise noted)

Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BYX and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The

(In thousands, unless otherwise noted)

SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 6 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents

	Page
Independent Auditors’ Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholder’s Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe EDGX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGX Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	68,937
Receivables from affiliates		76,271
Other receivables		3,151
Total current assets		148,359
Deferred income taxes		3,489
Notes receivable, net		7,629
Total assets	$	159,477
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	34,126
Section 31 fees payable		58,988
Payables to affiliates		2,836
Other current liabilities		403
Total current liabilities		96,353
Unrecognized tax benefits		9,085
Stockholder's equity:		
Retained earnings		54,039
Total stockholder's equity		54,039
Total liabilities and stockholder's equity	$	159,477

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2020
(In thousands)

Revenues:	
Transaction fees	$ 558,742
Access and capacity fees	26,126
Market data fees	48,978
Regulatory fees	153,634
Other revenue	339
Total revenues	787,819
Cost of revenues:	
Liquidity payments	500,220
Routing and clearing	24,693
Section 31 fees	152,921
Total cost of revenues	677,834
Revenues less cost of revenues	109,985
Operating expenses:	
Compensation and benefits	25,547
Management fee	7,036
Technology support services	9,717
Professional fees and outside services	7,028
Travel and promotional expenses	704
Facilities costs	1,494
Other expenses	1,528
Total operating expenses	53,054
Operating income	56,931
Non-operating income:	
Interest income	13
Income before income tax provision	56,944
Income tax provision	16,323
Net income	$ 40,621

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2020
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2020	$ 13,418	$ 13,418
Net income	40,621	40,621
Balance at December 31, 2020	$ 54,039	$ 54,039

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	40,621
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit		(924)
Provision for notes receivable credit losses		1,526
Changes in assets and liabilities:		
Accounts receivable		(35,767)
Receivables from affiliates		68,302
Prepaid expenses		62
Other receivables		(1,810)
Notes receivable		(5,849)
Accounts payable and accrued liabilities		20,129
Section 31 fees payable		31,702
Payables to affiliates		(120,748)
Other current liabilities		70
Unrecognized tax benefits		2,686
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	15,755

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. ("the Company" or "EDGX"), a wholly owned subsidiary of Cboe Global Markets, Inc. (the "Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois, with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess

(continued)

of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include other receivables and notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable and other receivables, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(continued)

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(In thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current "expected loss" model and the previous "incurred loss" model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $1.5 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $7.6 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 4,770	$ 1,526	$ -	$ -	$ 6,296

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2020:

Accounts payable	$ 31,063
Accrued liabilities	3,063
	$ 34,126

(continued)

(In thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$	25,547
Technology support services		8,890
Management fee		7,036
Professional fees and outside services		3,434
Facilities costs		1,494
Travel and promotional expenses		704
	$	47,105

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:		
Unrecognized tax benefits	$	1,880
Allowance for credit losses		1,609
Investments		29
Subtotal		3,518
Valuation allowance		(29)
Total deferred tax assets		3,489
Net deferred tax assets	$	3,489

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $29 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2020.

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:		
Federal	$	11,274
State		5,973
Total current tax expense		17,247
Deferred income tax benefit:		
Federal		(851)
State		(73)
Total deferred income tax benefit		(924)
Income tax provision	$	16,323

(continued)

(In thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 11,958	21.0%
Increase (decrease) in income tax resulting from:		
State income taxes	2,525	4.4%
Foreign-derived intangible income	(331)	-0.6%
Change in uncertain tax provisions	2,098	3.7%
Change in tax rates	12	0.0%
Change in valuation allowance	30	0.1%
Other	31	0.1%
Income tax provision	$ 16,323	28.7%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$ 5,705
Gross increases on tax positions in current period	1,863
Gross increases on tax positions in prior period	290
Gross decreases on tax positions in prior period	-
Lapse of statute of limitations	-
Balance at December 31, 2020	$ 7,858

As of December 31, 2020, the Company had $7.2 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2020. Accrued interest and penalties were $1.2 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these

(continued)

(In thousands, unless otherwise noted)

cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange (“Exchange Defendants”) or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the “Lower Court”) held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants’ Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of

(In thousands, unless otherwise noted)

Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for EDGX and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC

(In thousands, unless otherwise noted)

denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 7 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe EDGA Exchange, Inc. for the latest fiscal year ending December 31, 2020. Cboe EDGA Exchange, Inc. has no consolidated subsidiaries.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2020

(With Independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents

	Page
Independent Auditors’ Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholder’s Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Independent Auditors' Report

The Board of Directors
Cboe EDGA Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGA Exchange, Inc., which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGA Exchange, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
June 15, 2021

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2020
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	14,281
Receivables from affiliates		58,035
Total current assets		72,316
Deferred income taxes		2,587
Notes receivable, net		3,407
Total assets	$	78,310
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	3,647
Section 31 fees payable		14,339
Payables to affiliates		1,721
Other current liabilities		268
Total current liabilities		19,975
Unrecognized tax benefits		7,847
Stockholder's equity:		
Retained earnings		50,488
Total stockholder's equity		50,488
Total liabilities and stockholder's equity	$	78,310

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2020
(In thousands)

Revenues:		
Transaction fees	$	122,790
Access and capacity fees		18,560
Market data fees		19,296
Regulatory fees		51,149
Total revenues		211,795
Cost of revenues:		
Liquidity payments		89,836
Routing and clearing		18,924
Section 31 fees		51,133
Total cost of revenues		159,893
Revenues less cost of revenues		51,902
Operating expenses:		
Compensation and benefits		4,183
Management fee		1,174
Technology support services		2,082
Professional fees and outside services		2,647
Travel and promotional expenses		93
Facilities costs		31
Other expenses		888
Total operating expenses		11,098
Income before income tax provision		40,804
Income tax provision		11,677
Net income	$	29,127

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2020
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2020	$ 21,361	$ 21,361
Net income	29,127	29,127
Balance at December 31, 2020	$ 50,488	$ 50,488

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2020
(In thousands)

Cash flows from operating activities:		
Net income	$	29,127
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit		(665)
Provision for notes receivable credit losses		886
Changes in assets and liabilities:		
Accounts receivable		2,106
Receivables from affiliates		36,040
Prepaid expenses		32
Notes receivable		(3,111)
Accounts payable		155
Section 31 fees payable		2,674
Payables to affiliates		(69,255)
Other current liabilities		(15)
Unrecognized tax benefits		2,026
Net cash used in operating activities		-
Change in cash		-
Cash:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Cboe Global Markets, Inc.	$	9,919

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. (“the Company” or “EDGA”), a wholly owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is an electronic market for the trading of listed cash equity securities in the United States (“U.S.”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois, with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent’s management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses ("ASC 326"). This update replaces the incurred loss impairment methodology in GAAP with a methodology that requires management to estimate an expected lifetime credit loss on financial assets. This includes accounts receivable on the statement of financial condition. The forward-looking expected lifetime credit loss model generally will result in the earlier recognition of credit losses. The Company adopted this ASU on January 1, 2020 using the modified retrospective approach. Based on the Company's high turnover and collectability of accounts receivable, there was no variance in the recognized loss between the incurred loss impairment methodology under the prior standard and the expected lifetime credit loss model under this ASU. The financial instruments other than accounts receivable that are within the scope of the standard include notes receivable, net. See Note 3 ("Notes Receivable, Net") for more information on the allowance for notes receivable. There was no impact to the statements of income, financial condition, and cash flows.

On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

(continued)

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are charged to the Exchanges by the SEC for meeting the point-in-time performance obligation of executing a trade on its market. The fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (who are responsible for 25% of the

(In thousands, unless otherwise noted)

cost of the CAT and includes the Company) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs. The allowance for notes receivable credit losses associated with the CAT is calculated using a probability of default methodology under the current “expected loss” model and the previous “incurred loss” model. As such, the adoption of ASC 326 on January 1, 2020 did not impact the recorded allowance for notes receivable credit losses. Due to the potential changes in the CAT funding model, an additional $0.9 million was recorded to the allowance for notes receivable in other expenses within the statement of income for the year ended December 31, 2020. As of December 31, 2020 the notes receivable, net balance was $3.4 million. The following represents the changes in allowance for credit losses for the year ended December 31, 2020.

	Balance at January 1, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2020
Allowance for notes receivable credit losses	$ 3,150	$ 886	$ -	$ -	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm’s length basis. The following table presents the Company’s allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2020:

Compensation and benefits	$ 4,183
Technology support services	1,639
Management fee	1,174
Professional fees and outside services	529
Travel and promotional expenses	93
Facilities costs	31
	$ 7,649

(continued)

(In thousands, unless otherwise noted)

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:	
Unrecognized tax benefits	$ 1,571
Allowance for credit losses	1,016
Total deferred tax assets	2,587
Net deferred tax assets	$ 2,587

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2020 consists of the following:

Current tax expense:	
Federal	$ 8,184
State	4,157
Total current tax expense	12,341
Deferred income tax benefit:	
Federal	(618)
State	(46)
Total deferred income tax benefit	(664)
Income tax provision	$ 11,677

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2020 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 8,570	21.0%
Increase (decrease) in income tax resulting from:		
State income taxes	1,646	4.0%
Foreign-derived intangible income	(154)	-0.4%
Change in uncertain tax positions	1,581	3.9%
Change in tax rates	11	0.0%
Other	23	0.1%
Income tax provision	$ 11,677	28.6%

(continued)

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2020	$	4,956
Gross increases on tax positions in current period		1,318
Gross increases on tax positions in prior period		225
Gross decreases on tax positions in prior period		-
Lapse of statute of limitations		(10)
Balance at December 31, 2020	$	6,489

As of December 31, 2020, the Company had $6.3 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2020. Accrued interest and penalties were $1.4 million as of December 31, 2020.

The Company's open tax years are generally 2016 through 2020. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017, May 7, 2018 and November 29, 2018 for a redetermination of IRS notices of deficiency for the Parent and other affiliated subsidiaries of the Parent, including the Company for tax years 2011 through 2015 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The first case in the docket scheduled for trial relates to certain subsidiaries for tax years 2011, 2012 and 2013. The trial was held remotely from May 24, 2021 until June 1, 2021. Post-trial briefing in that case is scheduled to conclude on October 18, 2021. Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Company has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the

(In thousands, unless otherwise noted)

Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2020, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. The deadline to file briefs in opposition to Class Certification and Motion for Summary Judgment for

(continued)

(In thousands, unless otherwise noted)

Legal Preclusion is scheduled for July 26, 2021. The deadline to file a reply memoranda of law in support of these two Motions is scheduled for September 17, 2021. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for EDGA and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. On August 7, 2020, the SEC entered an Order Vacating Prior Order and Requesting Additional Briefs. By September 3, 2020, all applications that had been previously filed with the SEC for review were the subject of notices for voluntary dismissal. On September 9, 2020, the Exchanges filed a response to the SEC's August 7, 2020 Order. On October 5, 2020, the SEC entered an Order Granting Requests to Withdraw Applications for Review and Dismissing Review Proceedings. The

(In thousands, unless otherwise noted)

SEC did not file a petition for writ of certiorari to the U.S. Supreme Court as to the Bellwether Case by November 2, 2020. The matter is now concluded.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

See Note 6 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2020 through June 15, 2021, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2020.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe EDGA Exchange, Inc. ("EDGA") is wholly-owned by Direct Edge LLC ("Direct Edge"). Direct Edge is the sole stockholder of the Exchange and acquired its interest in the Exchange on July 22, 2010. Direct Edge exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Direct Edge is wholly-owned by Cboe Bats, LLC (f/k/a CBOE V, LLC). Cboe Bats, LLC is the sole member of Direct Edge, and acquired its interest in Direct Edge on January 31, 2014. Cboe Bats, LLC exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing Chicago LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Agency Desk, LLC	7/1/2009	NA	NA	NA	NA	NA	Member TPH	590 Madison Avenue 21st Floor New York, NY 10022	212-935-9835	Market Maker
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Rise Trading LLC	NA	NA	NA	NA	8/14/2018	NA	Member TPH	141 W. Jackson Boulevard Suite 300A Chicago, IL 60604	312-483-2147	Floor Broker
Alpha Direct LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
AMS Derivatives B.V.	8/14/2019	9/10/2019	9/10/2019	8/14/2019	12/1/2017	6/5/2019	Member TPH	Strawinskylann 3095 Amsterdam, 1077ZX Netherlands	31-020-708-7000	Proprietary Trading
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	NA	NA	Sponsored Participant	440 9th Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary Trading
ATM Execution LLC dba Cowen Electronic	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Belvedere Trading LLC	11/1/2011	3/1/2012	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	4/27/2009	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	8/27/2019	8/27/2019	8/27/2019	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker/Proprietary
Casey Securities LLC	NA	NA	NA	NA	8/3/2020	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/17/2017	11/27/2017	11/27/2017	11/17/2017	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6145	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street Markets, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	NA	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	NA	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Cowen Prime Services LLC	3/15/2011	3/15/2011	NA	NA	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business, Proprietary Trading
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Critical Trading, LLC	7/1/2014	NA	NA	NA	NA	NA	Member TPH	120 W 45th Street 15th Floor New York, NY 10036	646-918-0529	Market Maker, Proprietary Trading
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	5/4/2021	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Deutsche Bank Securities Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	NA	NA	Member TPH	60 Wall Street New York, NY 10005	212-250-2500	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	NA	NA	NA	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Securities, LLC	NA	NA	NA	NA	9/28/2020	NA	Member TPH	216 W. Jackson Blvd., 3rd Floor, Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
E D & F Man Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Electronic Transaction Clearing, Inc.	5/7/2021	5/7/2021	5/7/2021	5/7/2021	NA	NA	Sponsored Participant	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FIS Brokerage & Securities Services LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	NA	NA	Member TPH	2100 Enterprise Avenue Geneva, IL 60134	630-482-7100	Agency
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Gelber Securities, LLC	NA	NA	NA	NA	3/19/2021	NA	Member TPH	350 N. Orleans Suite 7N Chicago, IL 60654	312-408-6659	Market Maker, Proprietary Trading
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Great Point Capital LLC	10/27/2020	10/27/2020	10/27/2020	10/27/2020	NA	NA	Sponsored Participant	200 W. Jackson Blvd. Suite 1000 Chicago, IL 60606	312-356-4401	Proprietary Trading
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	11/29/2019	2/25/2020	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Hainey Investments Limited	6/16/2014	NA	NA	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary Trading
HAP Trading LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Hardcastle Trading USA LLC	3/1/2021	NA	NA	NA	NA	NA	Member TPH	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Hehmeyer, LLC	10/3/2016	10/3/2016	10/3/2016	10/3/2016	NA	NA	Sponsored Participant	601 S LaSalle Street 2nd Floor Chicago, IL 60605	312-327-4112	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
Hilltop Securities Inc.	10/23/2008	9/1/2010	NA	5/21/2013	10/1/2010	NA	Member TPH	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-1800	Clearing, Transact Business with the Public
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC-Chicago LLC dba IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC-Chicago LLC dba IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	NA	NA	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	NA	NA	Sponsored Participant	240 E 35th Street #3A New York, NY 10016	646-360-0595	Proprietary Trading
Juliet Labs, LLC	9/20/2017	9/20/2017	9/20/2017	9/20/2017	NA	NA	Sponsored Participant	1 Northside Piers Suite 14H Brooklyn, NY 11249	646-360-0595	Proprietary Trading
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampert Capital Markets Inc.	NA	2/18/2014	2/26/2014	NA	NA	NA	Member TPH	444 Madison Avenue Suite 401 New York, NY 10022	646-833-4900	Introducing Broker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	1/9/2001	9/24/2010	Member TPH	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Clearing, Transact Business with the Public
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
MEMX Execution Services LLC	8/21/2020	8/21/2020	8/21/2020	8/21/2020	NA	NA	Member TPH	111 Town Square Place Suite 520 Jersey City, NJ 07310	551-370-1006	Affiliate routing Broker-Dealer
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mint Global Markets, Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
MKM Partners LLC	8/3/2009	NA	5/14/2010	5/14/2010	NA	NA	Member TPH	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-861-9060	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
National Securities Corporation	7/1/2009	NA	NA	NA	NA	NA	Member TPH	One Union Square 600 University Street, Suite 2900 Seattle, WA 98101	206-622-7200	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	NA	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3044	Public Customer Business
Olivetree Financial, LLC	NA	NA	9/1/2016	NA	NA	NA	Member TPH	420 Lexington Avenue Suite 800 New York, NY 10170	646-930-6600	Agency
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
Parkside Securities, Inc.	NA	NA	NA	3/22/2021	NA	NA	Member TPH	1948 Everidge Ct. Walnut Creek, CA 94597	312-286-6621	Proprietary Trading Public Customer Business
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Princeton Alpha Management, LP	12/1/2015	12/1/2015	12/1/2015	12/1/2015	NA	NA	Sponsored Participant	61 Princeton Hightstown Road West Windsor, NJ 08550	609-269-9212	Agency
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Quiet Light Securities, LLC	NA	NA	NA	NA	5/1/2001	NA	Member TPH	141 W Jackson Boulevard Suite 2020A Chicago, IL 60604	312-431-0573	Market Maker, Proprietary Trading
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary Trading
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Rosenblatt Securities Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Santander Investment Securities Inc.	4/15/2009	1/3/2011	NA	NA	NA	NA	Member TPH	45 E 53rd Street New York, NY 10022	212-350-3500	Institutional Trading
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Score Priority Corp	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
Southern Trust Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
Squarepoint Ops LLC	6/12/2020	6/12/2020	6/12/2020	6/12/2020	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	9/24/2010	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Sumo Capital, LLC	7/15/2013	NA	NA	10/15/2015	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
SumRidge Partners, LLC	NA	NA	NA	12/27/2017	NA	NA	Member TPH	111 Town Square Place Suite 320 Jersey City, NJ 07310	201-898-2520	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
SVB Leerink LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary Trading
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary Trading
Timber Hill LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	NA	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	NA	NA	Member TPH	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Public Customer Business, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	NA	NA	Member TPH	70 Hudson Street Hoboken, NJ 07030	201-706-7157	Clearing Services
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Liquidity, LLC	4/15/2011	NA	NA	5/27/2010	2/1/2010	3/23/2011	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Volant Securities, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	NA	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6611	Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage
Wolverine Trading, LLC	10/3/2011	NA	NA	10/1/2015	7/12/1994	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Market Maker, Proprietary Trading
X-Change Financial Access, LLC	NA	NA	NA	NA	5/1/2003	NA	Member TPH	440 S LaSalle Street Suite 2900 Chicago, IL 60605	312-235-0320	Clearing, Floor Broker, Transact Business with the Public
XR Securities LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	11/30/2007	1/25/2021	Member TPH	550 W Jackson Boulevard Suite 1000 Chicago, IL 60661	312-244-4712	Market Maker, Proprietary Trading
XR Securities LLC	10/10/2019	10/10/2019	10/10/2019	10/10/2019	NA	NA	Sponsored Participant	550 W Jackson Boulevard Suite 1000 Chicago, IL 60661	312-244-4712	Market Maker, Proprietary Trading
XTX Markets LLC	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Sponsored Participant	10 Hudson Yards 40th Floor New York, NY 10001	212-660-9930	Proprietary Trading

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 28, 2021.

All securities that trade through the Cboe EDGA Exchange, Inc. System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS, and are traded pursuant to unlisted trading privileges. The Exchange does not currently list any securities, though it may do so in the future. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through Cboe EDGA Exchange, Inc. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including exchange-traded funds or ETFs.

Symbol	Description
Attachment to Exhibit N: List of Securities Admitted to Unlisted Trading Privileges on Cboe EDGA Exchange, Inc. as of June 28, 2021	
A	AGILENT TECHNOLOGIES INC COM
AA	ALCOA CORP COM
AAA	LISTED FD TR AAF FRST PRIORTY
AAAU	GOLDMAN SACHS PHYSICAL GOLD UNIT
AAC	ARES ACQUISITION CORPORATION COM CL A
AAC+	ARES ACQUISITION CORPORATION WT EXP
AAC=	ARES ACQUISITION CORPORATION UNIT
AACG	ATA CREATIVITY GLOBAL SPONSORED ADS
AADR	ADVISORSHARES TR DORSEY WRIGT ADR
AAIC	ARLINGTON ASSET INVST CORP CL A NEW
AAIC-B	ARLINGTON ASSET INVST CORP PFD SER B
AAIC-C	ARLINGTON ASSET INVST CORP 8.250 CUM PFD C
AAL	AMERICAN AIRLS GROUP INC COM
AAMC	ALTISOURCE ASSET MGMT CORP COM
AAME	ATLANTIC AMERN CORP COM
AAN	THE AARONS COMPANY INC COM
AAOI	APPLIED OPTOELECTRONICS INC COM
AAON	AAON INC COM PAR $0.004
AAP	ADVANCE AUTO PARTS INC COM
AAPL	APPLE INC COM
AAQC	ACCELERATE ACQUISITION CORP COM CL A
AAQC+	ACCELERATE ACQUISITION CORP WT EXP 031528
AAQC=	ACCELERATE ACQUISITION CORP UNIT
AAT	AMERICAN ASSETS TR INC COM
AAU	ALMADEN MINERALS LTD COM CL B
AAWW	ATLAS AIR WORLDWIDE HLDGS INC COM NEW
AAXJ	ISHARES TR MSCI AC ASIA ETF
AB	ALLIANCEBERNSTEIN HLDG L P UNIT LTD PARTN
ABB	ABB LTD SPONSORED ADR

ABBV	ABBVIE INC COM
ABC	AMERISOURCEBERGEN CORP COM
ABCB	AMERIS BANCORP COM
ABCL	ABCELLERA BIOLOGICS INC COM
ABCM	ABCAM PLC ADS
ABEO	ABEONA THERAPEUTICS INC COM
ABEQ	UNIFIED SER TR ABSOLUTE CORE
ABEV	AMBEV SA SPONSORED ADR
ABG	ASBURY AUTOMOTIVE GROUP INC COM
ABGI	ABG ACQUISITION CORP I CL A SHS
ABIO	ARCA BIOPHARMA INC COM
ABM	ABM INDS INC COM
ABMD	ABIOMED INC COM
ABNB	AIRBNB INC COM CL A
ABR	ARBOR REALTY TRUST INC COM
ABR-D	ARBOR REALTY TRUST INC 6.375% SR D PFD
ABST	ABSOLUTE SOFTWARE CORP COM
ABT	ABBOTT LABS COM
ABTX	ALLEGIANCE BANCSHARES INC COM
ABUS	ARBUTUS BIOPHARMA CORP COM
AC	ASSOCIATED CAP GROUP INC CL A
ACA	ARCOSA INC COM
ACAD	ACADIA PHARMACEUTICALS INC COM
ACAH	ATLANTIC COASTAL ACQUISTN CORP CLASS A COM
ACAHU	ATLANTIC COASTAL ACQUISTN CORP UNIT EX 030226
ACAHW	ATLANTIC COASTAL ACQUISTN CORP WT EXP 030226
ACB	AURORA CANNABIS INC COM
ACBA	ACE GLOBAL BUSINESS ACQU LTD ORDINARY SHARES
ACBAU	ACE GLOBAL BUSINESS ACQU LTD UNIT EX 032626
ACBAW	ACE GLOBAL BUSINESS ACQU LTD WT EXP 022026
ACBI	ATLANTIC CAP BANCSHARES INC COM
ACC	AMERICAN CAMPUS CMNTYS INC COM
ACCD	ACCOLADE INC COM
ACCO	ACCO BRANDS CORP COM

ACEL	ACCEL ENTERTAINMENT INC COM CL A1
ACER	ACER THERAPEUTICS INC COM
ACES	ALPS ETF TR CLEAN ENERGY
ACET	ADICET BIO INC COM
ACEV	ACE CONVERGENCE ACQU CORP CL A
ACEVU	ACE CONVERGENCE ACQU CORP UNIT EX
ACEVW	ACE CONVERGENCE ACQU CORP WT EXP 093027
ACGL	ARCH CAP GROUP LTD ORD
ACGLN	ARCH CAP GROUP LTD 4.550% DEP PFD G
ACGLO	ARCH CAP GROUP LTD 5.45% PFD SER F
ACGLP	ARCH CAP GROUP LTD DSHS 1/1000 E
ACH	ALUMINUM CORP CHINA LIMITED SPON ADR H SHS
ACHC	ACADIA HEALTHCARE COMPANY INC COM
ACHL	ACHILLES THERAPEUTICS PLC SPONSORED ADS
ACHV	ACHIEVE LIFE SCIENCES INC COM
ACI	ALBERTSONS COS INC COMMON STOCK
ACIC	ATLAS CREST INVT CORP COM
ACIC+	ATLAS CREST INVT CORP WT EXP 013027
ACIC=	ATLAS CREST INVT CORP UNIT CL A & WT
ACII	ATLAS CREST INVESTMENT CORP II COM CL A
ACII+	ATLAS CREST INVESTMENT CORP II WT EXP 020328
ACII=	ATLAS CREST INVESTMENT CORP II UNIT EXP 022821
ACIU	AC IMMUNE SA SHS
ACIW	ACI WORLDWIDE INC COM
ACKIT	ACKRELL SPAC PARTNERS I CO SUB UNIT
ACKIU	ACKRELL SPAC PARTNERS I CO UNIT EXP 120126
ACKIW	ACKRELL SPAC PARTNERS I CO WT EXP 120126
ACLS	AXCELIS TECHNOLOGIES INC COM NEW
ACM	AECOM COM
ACMR	ACM RESH INC COM CL A
ACN	ACCENTURE PLC IRELAND SHS CLASS A
ACNB	ACNB CORP COM
ACND	ASCENDANT DIGITAL ACQUISITION COM CL A
ACND+	ASCENDANT DIGITAL ACQUISITION WT EXP 072827

ACND=	ASCENDANT DIGITAL ACQUISITION UNITS
ACOR	ACORDA THERAPEUTICS INC COM NEW
ACP	ABERDEEN INCOME CR STRATEGIES COM
ACP-A	ABERDEEN INCOME CR STRATEGIES 5.250% PER PFD A
ACQR	INDEPENDENCE HOLDINGS CORP CLASS A ORD SHS
ACQRU	INDEPENDENCE HOLDINGS CORP UNIT EX 030226
ACQRW	INDEPENDENCE HOLDINGS CORP WT EXP 033128
ACR	ACRES COMMERCIAL REALTY CORP COM NEW
ACR-C	ACRES COMMERCIAL REALTY CORP 8.625% CUM PFD C
ACR-D	ACRES COMMERCIAL REALTY CORP 7.875 CUM PFD D
ACRE	ARES COML REAL ESTATE CORP COM
ACRS	ACLARIS THERAPEUTICS INC COM
ACRX	ACELRX PHARMACEUTICALS INC COM
ACSG	DBX ETF TR XTKR MSCI ACWI
ACST	ACASTI PHARMA INC CL A NEW
ACTD	ARCLIGHT CLEAN TRANSITION II CLASS A ORD SHS
ACTDU	ARCLIGHT CLEAN TRANSITION II UNIT EX 031628
ACTDW	ARCLIGHT CLEAN TRANSITION II WT EXP 031628
ACTG	ACACIA RESH CORP ACACIA TCH COM
ACTV	TWO RDS SHARED TR LEADERSHS ACTIVI
ACU	ACME UTD CORP COM
ACV	VIRTUS ALLIANZGI DIVERSIFIED COM
ACVA	ACV AUCTIONS INC COM CL A
ACVF	ETF OPPORTUNITIES TRUST AMERICAN CONSER
ACWF	ISHARES TR MSCI GBL MULTIFC
ACWI	ISHARES TR MSCI ACWI ETF
ACWX	ISHARES TR MSCI ACWI EX US
ACXP	ACURX PHARMACEUTICALS INC COM
ACY	AEROCENTURY CORP COM
ADAG	ADAGENE INC ADS
ADAP	ADAPTIMMUNE THERAPEUTICS PLC SPONDS ADR
ADBE	ADOBE SYSTEMS INCORPORATED COM
ADC	AGREE RLTY CORP COM
ADCT	ADC THERAPEUTICS SA SHS

ADER	26 CAPITAL ACQUISITION CORP COM CL A
ADERU	26 CAPITAL ACQUISITION CORP UNIT EX 123127
ADERW	26 CAPITAL ACQUISITION CORP WT EXP 123127
ADES	ADVANCED EMISSIONS SOLUTIONS I COM
ADEX	ADIT EDTECH ACQUISITION CORP COMMON STOCK
ADEX+	ADIT EDTECH ACQUISITION CORP WT EXP
ADEX=	ADIT EDTECH ACQUISITION CORP UNIT EX
ADF	ALDEL FINANCIAL INC CL A COM
ADF+	ALDEL FINANCIAL INC WT EXP
ADF=	ALDEL FINANCIAL INC UNIT
ADI	ANALOG DEVICES INC COM
ADIL	ADIAL PHARMACEUTICALS INC COM
ADILW	ADIAL PHARMACEUTICALS INC WT EXP 073123
ADIV	GUINNESS ATKINSON FDS SMARTETFS ASIA
ADM	ARCHER DANIELS MIDLAND CO COM
ADMA	ADMA BIOLOGICS INC COM
ADMP	ADAMIS PHARMACEUTICALS CORP COM NEW
ADMS	ADAMAS PHARMACEUTICALS INC COM
ADN	ADVENT TECHNOLOGIES HOLDNG INC COM CL A
ADNT	ADIENT PLC ORD SHS
ADNWW	ADVENT TECHNOLOGIES HOLDNG INC WT EXP 020326
ADOC	EDOC ACQUISITION CORP CL A
ADOCR	EDOC ACQUISITION CORP RT
ADOCW	EDOC ACQUISITION CORP WT EXP 113027
ADP	AUTOMATIC DATA PROCESSING INC COM
ADPT	ADAPTIVE BIOTECHNOLOGIES CORP COM
ADRA	ADARA ACQUISITION CORP COM CL A
ADRA+	ADARA ACQUISITION CORP WT EXP 021126
ADRA=	ADARA ACQUISITION CORP UNIT
ADRE	INVESCO ACTIVELY MANAGED ETF EMGRING MKTS50
ADS	ALLIANCE DATA SYSTEMS CORP COM
ADSK	AUTODESK INC COM
ADT	ADT INC DEL COM
ADTN	ADTRAN INC COM

ADTX	ADITX THERAPEUTICS INC COM
ADUS	ADDUS HOMECARE CORP COM
ADV	ADVANTAGE SOLUTIONS INC COM CL A
ADVM	ADVERUM BIOTECHNOLOGIES INC COM
ADVWW	ADVANTAGE SOLUTIONS INC WT EX
ADX	ADAMS DIVERSIFIED EQUITY FD COM
ADXN	ADDEX THERAPEUTICS LTD SPONSORED ADS
ADXS	ADVAXIS INC COM NEW
AE	ADAMS RES & ENERGY INC COM NEW
AEAC	AUTHENTIC EQUITY ACQUISTN CORP CL A SHS
AEACU	AUTHENTIC EQUITY ACQUISTN CORP UNIT EX 103127
AEACW	AUTHENTIC EQUITY ACQUISTN CORP WT EXP 012028
AEB	AEGON N V PERP CAP FLTG RT
AEE	AMEREN CORP COM
AEF	ABERDEEN EMRG MRKTS EQT INM FD COM
AEFC	AEGON FUNDING COMPANY LLC NT 49
AEG	AEGON N V NY REGISTRY SHS
AEHL	ANTELOPE ENTERPRISE HLDGS LTD SHS
AEHR	AEHR TEST SYS COM
AEI	ALSET EHOME INTERNATIONAL INC COM
AEIS	ADVANCED ENERGY INDS COM
AEL	AMERICAN EQTY INVT LIFE HLD CO COM
AEL-A	AMERICAN EQTY INVT LIFE HLD CO 5.95 DP RP PFD A
AEL-B	AMERICAN EQTY INVT LIFE HLD CO 6.625 DEP PFD B
AEM	AGNICO EAGLE MINES LTD COM
AEMD	AETHLON MED INC COM
AENZ	AENZA S.A.A SPONSORED ADS
AEO	AMERICAN EAGLE OUTFITTERS INC COM
AEP	AMERICAN ELEC PWR CO INC COM
AEPPL	AMERICAN ELEC PWR CO INC UNIT 03/15/22
AEPPZ	AMERICAN ELEC PWR CO INC UNIT 08/15/23
AER	AERCAP HOLDINGS NV SHS
AERI	AERIE PHARMACEUTICALS INC COM
AES	AES CORP COM

AESC	AES CORP UNIT 02/15/24
AESE	ALLIED ESPORTS ENTMT INC COM
AEVA	AEVA TECHNOLOGIES INC COM
AEVA+	AEVA TECHNOLOGIES INC WT EXP 031226
AEY	ADDVANTAGE TECHNOLOGIES GROUP COM NEW
AEYE	AUDIOEYE INC COM NEW
AEZS	AETERNA ZENTARIS INC COM
AFAQ	AF ACQUISITION CORP CLASS A COM
AFAQU	AF ACQUISITION CORP UNIT EX 032328
AFAQW	AF ACQUISITION CORP WT EXP 032328
AFB	ALLIANCEBERNSTEIN NATL MUN INM COM
AFBI	AFFINITY BANCSHARES INC COM
AFCG	AFC GAMMA INC COM
AFG	AMERICAN FINL GROUP INC OHIO COM
AFGB	AMERICAN FINL GROUP INC OHIO 5.875 SB NT 59
AFGC	AMERICAN FINL GROUP INC OHIO 5.125% FXD 59
AFGD	AMERICAN FINL GROUP INC OHIO 5.625% SB DEB 60
AFGE	AMERICAN FINL GROUP INC OHIO DEB SUB 60
AFI	ARMSTRONG FLOORING INC COM
AFIB	ACUTUS MED INC COM
AFIN	AMERICAN FIN TR INC COM CLASS A
AFINO	AMERICAN FIN TR INC 7.375% CUM PFD C
AFINP	AMERICAN FIN TR INC 7.50% PFD A
AFK	VANECK VECTORS ETF TR AFRICA INDEX ETF
AFL	AFLAC INC COM
AFLG	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR LGCP
AFMC	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR MDCP
AFMD	AFFIMED N V COM
AFRM	AFFIRM HLDGS INC COM CL A
AFSM	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR SMCP
AFT	APOLLO SR FLOATING RATE FD INC COM
AFTY	PACER FDS TR CSOP FTSE CHINA
AFYA	AFYA LTD CL A COM
AG	FIRST MAJESTIC SILVER CORP COM

AGAC	AFRICAN GOLD ACQUISITION CORP SHS CL A
AGAC+	AFRICAN GOLD ACQUISITION CORP WT EXP 033128
AGAC=	AFRICAN GOLD ACQUISITION CORP UNIT
AGBA	AGBA ACQUISITION LTD SHS
AGBAR	AGBA ACQUISITION LTD RT
AGBAU	AGBA ACQUISITION LTD UNIT EX 051024
AGBAW	AGBA ACQUISITION LTD WT EXP 051024
AGC	ALTIMETER GROWTH CORP CL A
AGCB	ALTIMETER GROWTH CORP 2 COM CL A
AGCO	AGCO CORP COM
AGCUU	ALTIMETER GROWTH CORP UNIT
AGCWW	ALTIMETER GROWTH CORP WT EXP 093025
AGD	ABERDEEN GLOBAL DYNAMIC DIVID COM
AGE	AGEX THERAPEUTICS INC COM
AGEN	AGENUS INC COM NEW
AGFS	AGROFRESH SOLUTIONS INC COM
AGFY	AGRIFY CORP COM
AGG	ISHARES TR CORE US AGGBD ET
AGGR	AGILE GROWTH CORP CLASS A ORD
AGGRU	AGILE GROWTH CORP UNIT EX 030926
AGGRW	AGILE GROWTH CORP WT EXP 030926
AGGY	WISDOMTREE TR YIELD ENHANCD US
AGI	ALAMOS GOLD INC NEW COM CL A
AGIO	AGIOS PHARMACEUTICALS INC COM
AGL	AGILON HEALTH INC COM
AGLE	AEGLEA BIOTHERAPEUTICS INC COM
AGM	FEDERAL AGRIC MTG CORP CL C
AGM-C	FEDERAL AGRIC MTG CORP PFD C FIX TO FLT
AGM-D	FEDERAL AGRIC MTG CORP 5.7% NCUM PFD D
AGM-E	FEDERAL AGRIC MTG CORP 5.750 NCUM PFD E
AGM-F	FEDERAL AGRIC MTG CORP 5.25 NCUM PFD F
AGM-G	FEDERAL AGRIC MTG CORP 4.875% PER PFD G
AGM.A	FEDERAL AGRIC MTG CORP CL A
AGMH	AGM GROUP HOLDINGS INC SHS CL A

AGNC	AGNC INVT CORP COM
AGNCM	AGNC INVT CORP 6.875 DEP REP D
AGNCN	AGNC INVT CORP CUM 1/1000 7% C
AGNCO	AGNC INVT CORP 6.5% DP SH PFD E
AGNCP	AGNC INVT CORP 6.12 DP SH PFD F
AGNG	GLOBAL X FDS AGING POPULATION
AGO	ASSURED GUARANTY LTD COM
AGO-B	ASSURED GTY MUN HLDGS INC QUIBS 6.875%
AGO-E	ASSURED GTY MUN HLDGS INC NT 6.25% 2102
AGO-F	ASSURED GTY MUN HLDGS INC NT 5.60% 2103
AGOX	STARBOARD INVT TR ADAPTIVE GROWTH
AGQ	PROSHARES TR II ULTRA SILVER NEW
AGR	AVANGRID INC COM
AGRO	ADECOAGRO S A COM
AGRX	AGILE THERAPEUTICS INC COM
AGS	PLAYAGS INC COM
AGTC	APPLIED GENETIC TECHNOLOGIES C COM
AGTI	AGILITI INC COM
AGX	ARGAN INC COM
AGYS	AGILYSYS INC COM
AGZ	ISHARES TR AGENCY BOND ETF
AGZD	WISDOMTREE TR INTRST RATE HDGE
AHAC	ALPHA HEALTHCARE ACQUISTN CORP CL A
AHACU	ALPHA HEALTHCARE ACQUISTN CORP UNIT EXP 100123
AHACW	ALPHA HEALTHCARE ACQUISTN CORP WT EXP 092127
AHC	A H BELO CORP COM CL A
AHCO	ADAPTHEALTH CORP COM CL A
AHH	ARMADA HOFFLER PPTYS INC COM
AHH-A	ARMADA HOFFLER PPTYS INC 6.75% CUM PFD A
AHL-C	ASPEN INSURANCE HOLDINGS LTD PFD SHS 5.95
AHL-D	ASPEN INSURANCE HOLDINGS LTD PFD SHS
AHL-E	ASPEN INSURANCE HOLDINGS LTD DP SH 1/1000 PFD
AHPI	ALLIED HEALTHCARE PRODS INC COM NEW
AHT	ASHFORD HOSPITALITY TR INC COM SHS

AHT-D	ASHFORD HOSPITALITY TR INC PFD D 8.45%CUM
AHT-F	ASHFORD HOSPITALITY TR INC PFD CUM SER F
AHT-G	ASHFORD HOSPITALITY TR INC PFD SER G
AHT-H	ASHFORD HOSPITALITY TR INC 7.50% CUM PFD H
AHT-I	ASHFORD HOSPITALITY TR INC 7.5% PFD SER I
AI	C3 AI INC CL A
AIA	ISHARES TR ASIA 50 ETF
AIC	ARLINGTON ASSET INVST CORP 6.75% SR NT 25
AIEQ	ETF MANAGERS TR AI POWERED EQT
AIF	APOLLO TACTICAL INCOME FD INC COM
AIG	AMERICAN INTL GROUP INC COM NEW
AIG-A	AMERICAN INTL GROUP INC 5.85 DP SH PFD A
AIH	AESTHETIC MED INTL HLDG GR LTD ADS
AIHS	SENMIAO TECHNOLOGY LTD COM
AIIQ	ETF SER SOLUTIONS AI PWD INTL EQTY
AIKI	AIKIDO PHARMA INC COM
AIM	AIM IMMUNOTECH INC COM
AIMC	ALTRA INDL MOTION CORP COM
AIN	ALBANY INTL CORP CL A
AINC	ASHFORD INC COM
AINV	APOLLO INVT CORP COM NEW
AIO	VIRTUS ALLIANZGI ARTIFICIAL COM
AIQ	GLOBAL X FDS ARTIFICIAL ETF
AIR	AAR CORP COM
AIRC	APARTMENT INCOME REIT CORP COM
AIRG	AIRGAIN INC COM
AIRI	AIR INDS GROUP COM NEW
AIRR	FIRST TR EXCHANGE-TRADED FD VI RBA INDL ETF
AIRT	AIR T INC COM
AIRTP	AIR T FDG NT 49
AIRTW	AIR T FDG WT EXP 083021
AIT	APPLIED INDL TECHNOLOGIES INC COM
AIV	APARTMENT INVT & MGMT CO CL A
AIW	ARLINGTON ASSET INVST CORP SR NT6.625 23

AIZ	ASSURANT INC COM
AIZN	ASSURANT INC 5.25% CAL NT 61
AJAX	AJAX I COM
AJAX+	AJAX I WT EXP 102725
AJAX=	AJAX I UNIT
AJG	GALLAGHER ARTHUR J & CO COM
AJRD	AEROJET ROCKETDYNE HLDGS INC COM
AJX	GREAT AJAX CORP COM
AJXA	GREAT AJAX CORP 7.25 CV SR NT 24
AKAM	AKAMAI TECHNOLOGIES INC COM
AKBA	AKEBIA THERAPEUTICS INC COM
AKIC	SPORTS VENTURES ACQUISIN CORP CL A SHS
AKICU	SPORTS VENTURES ACQUISIN CORP UNIT
AKICW	SPORTS VENTURES ACQUISIN CORP WT EXP 113027
AKO.A	EMBOTELLADORA ANDINA S A SPON ADR A
AKO.B	EMBOTELLADORA ANDINA S A SPON ADR B
AKR	ACADIA RLTY TR COM SH BEN INT
AKRO	AKERO THERAPEUTICS INC COM
AKTS	AKOUSTIS TECHNOLOGIES INC COM
AKTX	AKARI THERAPEUTICS PLC SPONSORED ADR
AKU	AKUMIN INC COM
AKUS	AKOUOS INC COM
AKYA	AKOYA BIOSCIENCES INC COM
AL	AIR LEASE CORP CL A
AL-A	AIR LEASE CORP 6.150 NON CUM A
ALAC	ALBERTON ACQUISITION CORP ORD SHS
ALACR	ALBERTON ACQUISITION CORP RT
ALACU	ALBERTON ACQUISITION CORP UNIT EX 042220
ALACW	ALBERTON ACQUISITION CORP WT EXP 042625
ALB	ALBEMARLE CORP COM
ALBO	ALBIREO PHARMA INC COM
ALC	ALCON AG ORD SHS
ALCO	ALICO INC COM
ALDX	ALDEYRA THERAPEUTICS INC COM

ALE	ALLETE INC COM NEW
ALEC	ALECTOR INC COM
ALEX	ALEXANDER & BALDWIN INC NEW COM
ALF	ALFI INC COM
ALFIW	ALFI INC WT EXP 042926
ALG	ALAMO GROUP INC COM
ALGM	ALLEGRO MICROSYSTEMS INC COM
ALGN	ALIGN TECHNOLOGY INC COM
ALGS	ALIGOS THERAPEUTICS INC COM
ALGT	ALLEGIANT TRAVEL CO COM
ALHC	ALIGNMENT HEALTHCARE INC COM
ALIM	ALIMERA SCIENCES INC COM NEW
ALIN-A	ALTERA INFRASTRUCTURE L P 7.25% CUM PFD A
ALIN-B	ALTERA INFRASTRUCTURE L P 8.50% PFD UNIT B
ALIN-E	ALTERA INFRASTRUCTURE L P 8.87% PFD UNIT E
ALJJ	ALJ REGL HLDGS INC COM
ALK	ALASKA AIR GROUP INC COM
ALKS	ALKERMES PLC SHS
ALKT	ALKAMI TECHNOLOGY INC COM
ALL	ALLSTATE CORP COM
ALL-B	ALLSTATE CORP SUB DEB 53
ALL-G	ALLSTATE CORP DEP 1/1000 PFD G
ALL-H	ALLSTATE CORP 5.1% DP SH PFD H
ALL-I	ALLSTATE CORP 4.75% DP SH PF I
ALLE	ALLEGION PLC ORD SHS
ALLK	ALLAKOS INC COM
ALLO	ALLOGENE THERAPEUTICS INC COM
ALLT	ALLOT LTD SHS
ALLY	ALLY FINL INC COM
ALLY-A	GMAC CAP TR I GTD TR PFD-2
ALNA	ALLENA PHARMACEUTICALS COM
ALNY	ALNYLAM PHARMACEUTICALS INC COM
ALOT	ASTRONOVA INC COM
ALP-Q	ALABAMA PWR CO 5% PFD CL A

ALPN	ALPINE IMMUNE SCIENCES INC COM
ALRM	ALARM COM HLDGS INC COM
ALRN	AILERON THERAPEUTICS INC COM
ALRS	ALERUS FINL CORP COM
ALSK	ALASKA COMMUNICATIONS SYS GRP COM
ALSN	ALLISON TRANSMISSION HLDGS INC COM
ALT	ALTIMMUNE INC COM NEW
ALTA	ALTABANCORP COM
ALTG	ALTA EQUIPMENT GROUP INC COMMON STOCK
ALTG-A	ALTA EQUIPMENT GROUP INC 10% DP SHS PFD A
ALTL	PACER FDS TR LUNT LRG CP ALTR
ALTM	ALTUS MIDSTREAM CO COM NEW CL A
ALTO	ALTO INGREDIENTS INC COM
ALTR	ALTAIR ENGR INC COM CL A
ALTU	ALTITUDE ACQUISITION CORP COM CL A
ALTUU	ALTITUDE ACQUISITION CORP UNIT EXP 113027
ALTUW	ALTITUDE ACQUISITION CORP WT EXP 113027
ALTY	GLOBAL X FDS SUPER DIV ALTR
ALUS	ALUSSA ENERGY ACQUISITION CORP SHS CL A
ALUS+	ALUSSA ENERGY ACQUISITION CORP WT EXP 103126
ALUS=	ALUSSA ENERGY ACQUISITION CORP UNIT EX 103126
ALV	AUTOLIV INC COM
ALVR	ALLOVIR INC COM
ALX	ALEXANDERS INC COM
ALXN	ALEXION PHARMACEUTICALS INC COM
ALXO	ALX ONCOLOGY HLDGS INC COM
ALYA	ALITHYA GROUP INC CL A SUB VTG
ALZN	ALZAMEND NEURO INC COM NEW
AM	ANTERO MIDSTREAM CORP COM
AMAL	AMALGAMATED FINANCIAL CORP COM
AMAM	AMBRX BIOPHARMA INC SPONSORED ADS
AMAO	AMERICAN ACQUISITION OPPT INC CLASS A COM
AMAOU	AMERICAN ACQUISITION OPPT INC UNIT EX 052826
AMAOW	AMERICAN ACQUISITION OPPT INC WT EXP 052826

AMAT	APPLIED MATLS INC COM
AMBA	AMBARELLA INC SHS
AMBC	AMBAC FINL GROUP INC COM NEW
AMBC+	AMBAC FINL GROUP INC WT EXP 043023
AMBO	AMBOW ED HLDG LTD SPONSORED ADS
AMC	AMC ENTMT HLDGS INC CL A COM
AMCA	ISHARES TR RUSSELL 1000 US
AMCR	AMCOR PLC ORD
AMCX	AMC NETWORKS INC CL A
AMD	ADVANCED MICRO DEVICES INC COM
AME	AMETEK INC COM
AMED	AMEDISYS INC COM
AMEH	APOLLO MED HLDGS INC COM NEW
AMG	AFFILIATED MANAGERS GROUP INC COM
AMGN	AMGEN INC COM
AMH	AMERICAN HOMES 4 RENT CL A
AMH-E	AMERICAN HOMES 4 RENT PFD CUM RED E
AMH-F	AMERICAN HOMES 4 RENT CM RED PFD SHS F
AMH-G	AMERICAN HOMES 4 RENT 5.875% CUM PFD G
AMH-H	AMERICAN HOMES 4 RENT 6.25% CUM PFD H
AMHC	AMPLITUDE HLTHCRE AQUSTIN CORP COM CL A
AMHCU	AMPLITUDE HLTHCRE AQUSTIN CORP UNIT EXP 120126
AMHCW	AMPLITUDE HLTHCRE AQUSTIN CORP WT EXP 120126
AMJ	JPMORGAN CHASE & CO ALERIAN ML ETN
AMK	ASSETMARK FINL HLDGS INC COM
AMKR	AMKOR TECHNOLOGY INC COM
AMLP	ALPS ETF TR ALERIAN MLP
AMN	AMN HEALTHCARE SVCS INC COM
AMNA	UBS AG LONDON BRANCH ETRACS INDEX ETN
AMNB	AMERICAN NATL BANKSHARES INC COM
AMND	UBS AG LONDON BRANCH ETRACS ETN 50
AMOM	EXCHANGE LISTED FDS TR QRAFT AI US MMTM
AMOT	ALLIED MOTION TECHNOLOGIES INC COM
AMOV	AMERICA MOVIL SAB DE CV SPONSORED ADR

AMP	AMERIPRISE FINL INC COM
AMPE	AMPIO PHARMACEUTICALS INC COM
AMPG	AMPLITECH GROUP INC COM NEW
AMPGW	AMPLITECH GROUP INC WT EXP 010126
AMPH	AMPHASTAR PHARMACEUTICALS INC COM
AMPI	ADVANCED MERGER PARTNERS INC COM CL A
AMPI+	ADVANCED MERGER PARTNERS INC WT EXP 063026
AMPI=	ADVANCED MERGER PARTNERS INC UNIT EX 063026
AMPY	AMPLIFY ENERGY CORP NEW COM
AMR	ALPHA METALLURGICAL RESOUR INC COM
AMRB	AMERICAN RIV BANKSHARES COM
AMRC	AMERESCO INC CL A
AMRK	A-MARK PRECIOUS METALS INC COM
AMRN	AMARIN CORP PLC SPONS ADR NEW
AMRS	AMYRIS INC COM NEW
AMRX	AMNEAL PHARMACEUTICALS INC COM STK CL A
AMS	AMERICAN SHARED HOSPITAL SVCS COM
AMSC	AMERICAN SUPERCONDUCTOR CORP SHS NEW
AMSF	AMERISAFE INC COM
AMST	AMESITE INC COM
AMSWA	AMER SOFTWARE INC CL A
AMT	AMERICAN TOWER CORP NEW COM
AMTB	AMERANT BANCORP INC CL A
AMTBB	AMERANT BANCORP INC CL B
AMTI	APPLIED MOLECULAR TRANS INC COM
AMTR	UBS AG LONDON BRANCH ETRACS LKD ENT
AMTX	AEMETIS INC COM NEW
AMUB	UBS AG LONDON BRANCH ETRACS ALERIAN M
AMWD	AMERICAN WOODMARK CORPORATION COM
AMWL	AMERICAN WELL CORP CL A
AMX	AMERICA MOVIL SAB DE CV SPON ADR L SHS
AMYT	AMRYT PHARMA PLC SPONSORED ADS
AMZA	ETFIS SER TR I INFRAC ACT MLP
AMZN	AMAZON COM INC COM

AN	AUTONATION INC COM
ANAB	ANAPTYSBIO INC COM
ANAC	ARCTOS NORTHSTAR ACQUIS CORP SHS CL A
ANAC+	ARCTOS NORTHSTAR ACQUIS CORP WT EXP
ANAC=	ARCTOS NORTHSTAR ACQUIS CORP UNIT
ANAT	AMERICAN NATIONAL GROUP INC COM NEW
ANDA	ANDINA ACQUISITION CORP III SHS
ANDAR	ANDINA ACQUISITION CORP III RT
ANDAU	ANDINA ACQUISITION CORP III UNIT EX 092420
ANDAW	ANDINA ACQUISITION CORP III WT EXP 073125
ANDE	ANDERSONS INC COM
ANEB	ANEBULO PHARMACEUTICALS INC COM
ANET	ARISTA NETWORKS INC COM
ANEW	PROSHARES TR MSCI TRANFRMTNAL
ANF	ABERCROMBIE & FITCH CO CL A
ANGI	ANGI INC COM CL A NEW
ANGL	VANECK VECTORS ETF TR FALLEN ANGEL HG
ANGN	ANGION BIOMEDICA CORP COM
ANGO	ANGIODYNAMICS INC COM
ANIK	ANIKA THERAPEUTICS INC COM
ANIP	ANI PHARMACEUTICALS INC COM
ANIX	ANIXA BIOSCIENCES INC COM
ANNX	ANNEXON INC COM
ANPC	ANPAC BIO MED SCIENCE CO LTD SPONSORED ADS
ANSS	ANSYS INC COM
ANTE	AIRNET TECHNOLOGY INC SPONSORED ADS
ANTM	ANTHEM INC COM
ANVS	ANNOVIS BIO INC COM
ANY	SPHERE 3D CORP NEW COM
ANZU	ANZU SPECIAL ACQUISITIN CORP I COM CL A
ANZUU	ANZU SPECIAL ACQUISITIN CORP I UNIT EX 012726
ANZUW	ANZU SPECIAL ACQUISITIN CORP I WT EXP 012726
AOA	ISHARES TR AGGRES ALLOC ETF
AOD	ABERDEEN TOTAL DYNAMIC DIVD FD COM SH BEN INT

AOK	ISHARES TR CONSER ALLOC ETF
AOM	ISHARES TR MODERT ALLOC ETF
AOMR	ANGEL OAK MTG INC COM
AON	AON PLC SHS CL A
AONE	ONE COM CL A
AONE+	ONE WT EXP 081725
AONE=	ONE UNIT
AOR	ISHARES TR GRWT ALLOCAT ETF
AOS	SMITH A O CORP COM
AOSL	ALPHA & OMEGA SEMICONDUCTOR LT SHS
AOUT	AMERICAN OUTDOOR BRANDS INC COM
AP	AMPCO-PITTSBURG CORP COM
AP+	AMPCO-PITTSBURG CORP WT A EXP 080125
APA	APA CORPORATION COM
APAM	ARTISAN PARTNERS ASSET MGMT IN CL A
APD	AIR PRODS & CHEMS INC COM
APDN	APPLIED DNA SCIENCES INC COM
APEI	AMERICAN PUB ED INC COM
APEN	APOLLO ENDOSURGERY INC COM
APG	API GROUP CORP COM STK
APGB	APOLLO STRATEGIC GRWT CPTL II SHS CL A
APGB+	APOLLO STRATEGIC GRWT CPTL II WT EXP 021228
APGB=	APOLLO STRATEGIC GRWT CPTL II UNIT
APH	AMPHENOL CORP NEW CL A
API	AGORA INC ADS
APLE	APPLE HOSPITALITY REIT INC COM NEW
APLS	APELLIS PHARMACEUTICALS INC COM
APLT	APPLIED THERAPEUTICS INC COM
APM	APTORUM GROUP LIMITED CL A ORD SHS
APO	APOLLO GLOBAL MGMT INC COM CL A
APO-A	APOLLO GLOBAL MGMT INC PFD SERIES A
APO-B	APOLLO GLOBAL MGMT INC 6.375% PFD SHS B
APOG	APOGEE ENTERPRISES INC COM
APOP	CELLECT BIOTECHNOLOGY LTD SPONSORD ADS NEW

APOPW	CELLECT BIOTECHNOLOGY LTD WT EXP 080321
APP	APPLOVIN CORP COM CL A
APPF	APPFOLIO INC COM CL A
APPH	APPHARVEST INC COM
APPHW	APPHARVEST INC WT EXP 013026
APPN	APPIAN CORP CL A
APPS	DIGITAL TURBINE INC COM NEW
APR	APRIA INC COM
APRE	APREA THERAPEUTICS INC COM
APRN	BLUE APRON HLDGS INC CL A NEW
APSG	APOLLO STRATEGIC GROWTH CAPTL SHS CL A
APSG+	APOLLO STRATEGIC GROWTH CAPTL WT EXP 102927
APSG=	APOLLO STRATEGIC GROWTH CAPTL UNIT
APT	ALPHA PRO TECH LTD COM
APTO	APTOSE BIOSCIENCES INC COM NEW
APTS	PREFERRED APT CMNTYS INC COM
APTV	APTIV PLC SHS
APTV-A	APTIV PLC 5.5% CNV PFD A
APTX	APTINYX INC COM
APVO	APTEVO THERAPEUTICS INC COM NEW
APWC	ASIA PACIFIC WIRE & CABLE CORP ORD
APXT	APEX TECHNOLOGY ACQUISITION CO COM CL A
APXTU	APEX TECHNOLOGY ACQUISITION CO UNIT EX 061126
APXTW	APEX TECHNOLOGY ACQUISITION CO WT EXP 091826
APYX	APYX MEDICAL CORPORATION COM
AQB	AQUABOUNTY TECHNOLOGIES INC COM NEW
AQMS	AQUA METALS INC COM
AQN	ALGONQUIN PWR UTILS CORP COM
AQNA	ALGONQUIN PWR UTILS CORP 6.875 SB NT A 78
AQNB	ALGONQUIN PWR UTILS CORP SUB NT A 19
AQST	AQUESTIVE THERAPEUTICS INC COM
AQUA	EVOQUA WATER TECHNOLOGIES CORP COM
AQWA	GLOBAL X FDS CLEAN WTR ETF
AR	ANTERO RESOURCES CORP COM

ARAV	ARAVIVE INC COM
ARAY	ACCURAY INC COM
ARB	ALTSHARES TRUST MERGER ARBITRAGE
ARBG	AEQUI ACQUISITION CORP COM CL A
ARBGU	AEQUI ACQUISITION CORP UNIT EXP 113027
ARBGW	AEQUI ACQUISITION CORP WT EXP 113027
ARC	ARC DOCUMENT SOLUTIONS INC COM
ARCB	ARCBEST CORP COM
ARCC	ARES CAPITAL CORP COM
ARCE	ARCO PLATFORM LTD COM CL A
ARCH	ARCH RESOURCES INC CL A
ARCO	ARCOS DORADOS HOLDINGS INC SHS CLASS -A -
ARCT	ARCTURUS THERAPEUTICS HLDGS COM
ARD	ARDAGH GROUP S A CL A
ARDC	ARES DYNAMIC CR ALLOCATION FD COM
ARDS	ARIDIS PHARMACEUTICALS INC COM
ARDX	ARDELYX INC COM
ARE	ALEXANDRIA REAL ESTATE EQ INC COM
AREC	AMERICAN RES CORP CL A
ARES	ARES MANAGEMENT CORPORATION CL A COM STK
ARES-A	ARES MANAGEMENT CORPORATION 7% SER A PFD STK
ARGD	ARGO GROUP US INC 6.5% SR NTS 42
ARGO	ARGO GROUP INTL HLDGS LTD COM
ARGO-A	ARGO GROUP INTL HLDGS LTD 7% DEP SH PFD A
ARGT	GLOBAL X FDS GB MSCI AR ETF
ARGX	ARGENX SE SPONSORED ADR
ARI	APOLLO COML REAL EST FIN INC COM
ARKF	ARK ETF TR FINTECH INNOVA
ARKK	ARK ETF TR INNOVATION ETF
ARKO	ARKO CORP COM
ARKOW	ARKO CORP WT EXP 122225
ARKR	ARK RESTAURANTS CORP COM
ARKW	ARK ETF TR NEXT GNRTN INTER
ARL	AMERICAN RLTY INVS INC COM

ARLO	ARLO TECHNOLOGIES INC COM
ARLP	ALLIANCE RESOURCE PARTNERS L P UT LTD PART
ARMK	ARAMARK COM
ARMP	ARMATA PHARMACEUTICALS INC COM
ARMR	EXCHANGE LISTED FDS TR ARMOR US EQT IDX
ARNA	ARENA PHARMACEUTICALS INC COM NEW
ARNC	ARCONIC CORPORATION COM
AROC	ARCHROCK INC COM
AROW	ARROW FINL CORP COM
ARPO	AERPIO PHARMACEUTICALS INC COM
ARQT	ARCUTIS BIOTHERAPEUTICS INC COM
ARR	ARMOUR RESIDENTIAL REIT INC COM NEW
ARR-C	ARMOUR RESIDENTIAL REIT INC 7% SER C CUM PFD
ARRW	ARROWROOT ACQUISITION CORP CL A COM
ARRWU	ARROWROOT ACQUISITION CORP UNIT EX 012926
ARRWW	ARROWROOT ACQUISITION CORP WT EXP 030226
ARRY	ARRAY TECHNOLOGIES INC COM SHS
ARTAU	ARTISAN ACQUISITION CORP UNIT EX 032626
ARTL	ARTELO BIOSCIENCES INC COM NEW
ARTLW	ARTELO BIOSCIENCES INC WT EXP 062524
ARTNA	ARTESIAN RES CORP CL A
ARTW	ARTS WAY MFG INC COM
ARVL	ARRIVAL GROUP SHS
ARVLW	ARRIVAL GROUP WT EXP 032426
ARVN	ARVINAS INC COM
ARW	ARROW ELECTRS INC COM
ARWR	ARROWHEAD PHARMACEUTICALS INC COM
ARYD	ARYA SCIENCES ACQU CORP IV CL A
ASA	ASA GOLD AND PRECIOUS MTLS LMT SHS
ASAI	SENDAS DISTRIBUIDORA S A SPON ADS
ASAN	ASANA INC CL A
ASAQ	ATLANTIC AVE ACQUISITION CORP COM CL A
ASAQ+	ATLANTIC AVE ACQUISITION CORP WT EXP 100627
ASAQ=	ATLANTIC AVE ACQUISITION CORP UNIT

ASAX	ASTREA ACQUISITION CORP COM CL A
ASAXU	ASTREA ACQUISITION CORP UNIT 012828
ASAXW	ASTREA ACQUISITION CORP WT EXP 012828
ASB	ASSOCIATED BANC CORP COM
ASB-D	ASSOCIATED BANC CORP DEP PFD NONCUM D
ASB-E	ASSOCIATED BANC CORP DEP SHS PFD E
ASB-F	ASSOCIATED BANC CORP 5.625 DP PF SR F
ASC	ARDMORE SHIPPING CORP COM
ASEA	GLOBAL X FDS GBL X FTSE ETF
ASET	FLEXSHARES TR REAL ASST IDX
ASG	LIBERTY ALL-STAR GROWTH FD INC COM
ASGI	ABERDEEN STD GLOBAL INFRASTRUC COM SHS BEN INT
ASGN	ASGN INC COM
ASH	ASHLAND GLOBAL HLDGS INC COM
ASHR	DBX ETF TR XTRACK HRVST CSI
ASHS	DBX ETF TR XTRACK CSI 500 A
ASHX	DBX ETF TR XTRACK MSCI CHIN
ASIX	ADVANSIX INC COM
ASLE	AERSALE CORPORATION COM
ASLEW	AERSALE CORPORATION WT EXP 122225
ASLN	ASLAN PHARMACEUTICALS LTD ADS
ASM	AVINO SILVER & GOLD MINES LTD COM
ASMB	ASSEMBLY BIOSCIENCES INC COM
ASML	ASML HOLDING N V N Y REGISTRY SHS
ASND	ASCENDIS PHARMA A/S SPONSORED ADR
ASO	ACADEMY SPORTS & OUTDOORS INC COM
ASPC	ALPHA CAPITAL ACQUISITION CO CL A ORD SHS
ASPCU	ALPHA CAPITAL ACQUISITION CO UNIT EX 021626
ASPCW	ALPHA CAPITAL ACQUISITION CO WT EXP 021626
ASPL	ASPIRATIONAL CONSUMER LIFESTYL COM
ASPL+	ASPIRATIONAL CONSUMER LIFESTYL WT EXP 091925
ASPL=	ASPIRATIONAL CONSUMER LIFESTYL UNIT
ASPN	ASPEN AEROGELS INC COM
ASPS	ALTISOURCE PORTFOLIO SOLNS SA REG SHS

ASPU	ASPEN GROUP INC COM NEW
ASPY	ASYMMETRIC ETFS TRUST 500 ETF
ASR	GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B
ASRT	ASSERTIO HOLDINGS INC COM NEW
ASRV	AMERISERV FINL INC COM
ASRVP	AMERISERV FINL CAP TR I PFD A GTD 8.45
ASTC	ASTROTECH CORP COM NEW
ASTE	ASTEC INDS INC COM
ASTS	AST SPACEMOBILE INC COM CL A
ASTSW	AST SPACEMOBILE INC WT EXP 040626
ASUR	ASURE SOFTWARE INC COM
ASX	ASE TECHNOLOGY HLDG CO LTD SPONSORED ADS
ASXC	ASENSUS SURGICAL INC COM
ASYS	AMTECH SYS INC COM PAR $0.01N
ASZ	AUSTERLITZ ACQUISITION CORP II COM CL A
ASZ+	AUSTERLITZ ACQUISITION CORP II WT EXP 021926
ASZ=	AUSTERLITZ ACQUISITION CORP II UNIT
ATA	AMERICAS TECHNOLOGY ACQSN CORP SHS
ATA+	AMERICAS TECHNOLOGY ACQSN CORP WT EXP 123127
ATA=	AMERICAS TECHNOLOGY ACQSN CORP UNIT
ATAI	ATAI LIFE SCIENCES NV SHS
ATAQ	ALTIMAR ACQUISITION CORP III SHS CL A
ATAQ+	ALTIMAR ACQUISITION CORP III WT EXP 030826
ATAQ=	ALTIMAR ACQUISITION CORP III UNIT
ATAX	AMERICA FIRST MULTIFAMILY INVS BEN UNIT CTF
ATC	ATOTECH LTD COM
ATCO	ATLAS CORP SHARES
ATCO-D	ATLAS CORP 7.95% CUM PFD D
ATCO-E	ATLAS CORP 8.25% CUM PFD E
ATCO-G	ATLAS CORP 8.20% CUM PFD G
ATCO-H	ATLAS CORP 7.875% CUM PFD H
ATCO-I	ATLAS CORP FIX FLT CM PFD I
ATCOL	ATLAS CORP CALL NT 27
ATCX	ATLAS TECHNICAL CONSULTANTS IN COM CLS A

ATEC	ALPHATEC HLDGS INC COM NEW
ATEN	A10 NETWORKS INC COM
ATER	ATERIAN INC COM
ATEX	ANTERIX INC COM
ATFV	THE ALGER ETF TRUST 35 ETF
ATGE	ADTALEM GLOBAL ED INC COM
ATH	ATHENE HOLDING LTD CL A
ATH-A	ATHENE HOLDING LTD DEP RP PFD A
ATH-B	ATHENE HOLDING LTD 5.625 DP SH PF B
ATH-C	ATHENE HOLDING LTD 6.375 DP PF C
ATH-D	ATHENE HOLDING LTD 4.875% DEP PFD D
ATHA	ATHIRA PHARMA INC COM
ATHE	ALTERITY THERAPEUTICS LTD SPONSORED ADR
ATHM	AUTOHOME INC SP ADS RP CL A
ATHN	ATHENA TECHNOLOGY ACQUISI CORP COM CLASS A
ATHN+	ATHENA TECHNOLOGY ACQUISI CORP WT EXP 033128
ATHN=	ATHENA TECHNOLOGY ACQUISI CORP UNIT EX 033128
ATHX	ATHERSYS INC NEW COM
ATI	ALLEGHENY TECHNOLOGIES INC COM
ATIF	ATIF HOLDINGS LIMITED SHS
ATIP	ATI PHYSICAL THERAPY INC COM CL A
ATIP+	ATI PHYSICAL THERAPY INC WT EXP 081027
ATKR	ATKORE INC COM
ATLC	ATLANTICUS HOLDINGS CORP COM
ATLCP	ATLANTICUS HOLDINGS CORP 7.625% PER PFD B
ATLO	AMES NATL CORP COM
ATMR	ALTIMAR ACQUISITION CORP II SHS CL A
ATMR+	ALTIMAR ACQUISITION CORP II WT EXP 020926
ATMR=	ALTIMAR ACQUISITION CORP II UNIT
ATNF	180 LIFE SCIENCES CORP COM
ATNFW	180 LIFE SCIENCES CORP WT EXP 110725
ATNI	ATN INTL INC COM
ATNM	ACTINIUM PHARMACEUTICALS INC COM
ATNX	ATHENEX INC COM

ATO	ATMOS ENERGY CORP COM
ATOM	ATOMERA INC COM
ATOS	ATOSSA THERAPEUTICS INC COM
ATR	APTARGROUP INC COM
ATRA	ATARA BIOTHERAPEUTICS INC COM
ATRC	ATRICURE INC COM
ATRI	ATRION CORP COM
ATRO	ASTRONICS CORP COM
ATRS	ANTARES PHARMA INC COM
ATSG	AIR TRANSPORT SERVICES GRP INC COM
ATSPT	ARCHIMEDES TECH SPAC PARTNR CO SUB UNIT
ATSPU	ARCHIMEDES TECH SPAC PARTNR CO UNIT EXP 031026
ATSPW	ARCHIMEDES TECH SPAC PARTNR CO WT EXP 041027
ATTO	ATENTO S A SHS
ATUS	ALTICE USA INC CL A
ATVC	TRIBE CAPITAL GROWTH CORP I CLASS A COM
ATVCU	TRIBE CAPITAL GROWTH CORP I UNIT EXP 022426
ATVCW	TRIBE CAPITAL GROWTH CORP I WT EXP 022828
ATVI	ACTIVISION BLIZZARD INC COM
ATXI	AVENUE THERAPEUTICS INC COM NEW
ATY	ACUITYADS HLDGS INC COM
AU	ANGLOGOLD ASHANTI LIMITED SPONSORED ADR
AUB	ATLANTIC UN BANKSHARES CORP COM
AUBAP	ATLANTIC UN BANKSHARES CORP 6.875% DEP PFD A
AUBN	AUBURN NATL BANCORP COM
AUD	AUDACY INC CL A
AUDC	AUDIOCODES LTD ORD
AUMN	GOLDEN MINERALS CO COM
AUPH	AURINIA PHARMACEUTICALS INC COM
AURC	AURORA ACQUISITION CORP CLASS A ORD SHS
AURCU	AURORA ACQUISITION CORP UNIT EX 030226
AURCW	AURORA ACQUISITION CORP WT EXP 030226
AUS	AUSTERLITZ ACQUISITION CORP I SHS CL A
AUS+	AUSTERLITZ ACQUISITION CORP I WT EXP 021926

AUS=	AUSTERLITZ ACQUISITION CORP I UNIT
AUSF	GLOBAL X FDS ADAPTIVE US
AUTL	AUTOLUS THERAPEUTICS PLC SPON ADS
AUTO	AUTOWEB INC COM
AUUD	AUDDIA INC COM
AUUDW	AUDDIA INC WT EXP 101725
AUVI	APPLIED UV INC COM
AUY	YAMANA GOLD INC COM
AVA	AVISTA CORP COM
AVAH	AVEANNA HEALTHCARE HLDGS INC COM
AVAL	GRUPO AVAL ACCIONES Y VALORES SPONSORED ADS
AVAN	AVANTI ACQUISITION CORP SHS CL A
AVAN+	AVANTI ACQUISITION CORP WT EXP
AVAN=	AVANTI ACQUISITION CORP UNIT
AVAV	AEROVIRONMENT INC COM
AVB	AVALONBAY CMNTYS INC COM
AVCO	AVALON GLOBOCARE CORP COM
AVCT	AMERICAN VRTUAL CLOUD TECH INC COM
AVCTW	AMERICAN VRTUAL CLOUD TECH INC WT EXP 040725
AVD	AMERICAN VANGUARD CORP COM
AVDE	AMERICAN CENTY ETF TR INTL EQT ETF
AVDL	AVADEL PHARMACEUTICALS PLC SPONSORED ADR
AVDV	AMERICAN CENTY ETF TR INTL SMCP VLU
AVEM	AMERICAN CENTY ETF TR AVANTIS EMGMKT
AVEO	AVEO PHARMACEUTICALS INC COM NEW
AVGO	BROADCOM INC COM
AVGOP	BROADCOM INC 8% MCNV PFD SR A
AVGR	AVINGER INC COM
AVID	AVID TECHNOLOGY INC COM
AVIG	AMERICAN CENTY ETF TR AVANTIS CORE FI
AVIR	ATEA PHARMACEUTICALS INC COM
AVK	ADVENT CONV & INCOME FD COM
AVLR	AVALARA INC COM
AVMU	AMERICAN CENTY ETF TR CORE MUNI FXD IN

AVNS	AVANOS MED INC COM
AVNT	AVIENT CORPORATION COM
AVNW	AVIAT NETWORKS INC COM NEW
AVO	MISSION PRODUCE INC COM
AVRO	AVROBIO INC COM
AVSF	AMERICAN CENTY ETF TR AVANTIS SHFXDINC
AVT	AVNET INC COM
AVTR	AVANTOR INC COM
AVTR-A	AVANTOR INC 6.25 PFD CNV SR
AVUS	AMERICAN CENTY ETF TR US EQT ETF
AVUV	AMERICAN CENTY ETF TR US SML CP VALU
AVXL	ANAVEX LIFE SCIENCES CORP COM NEW
AVY	AVERY DENNISON CORP COM
AVYA	AVAYA HLDGS CORP COM
AWAY	ETF MANAGERS TR ETFMG TRAVEL TEC
AWF	ALLIANCEBERNSTEIN GLOBAL HIGH COM
AWH	ASPIRA WOMENS HEALTH INC COM
AWI	ARMSTRONG WORLD INDS INC NEW COM
AWK	AMERICAN WTR WKS CO INC NEW COM
AWP	ABERDEEN GLOBAL PREMIER PPTYS COM SH BEN INT
AWR	AMER STATES WTR CO COM
AWRE	AWARE INC MASS COM
AWTM	TIDAL ETF TR AWARE ULTRASHR
AWX	AVALON HLDGS CORP CL A
AWYX	ETF MANAGERS TR 2X DAILY TRAVEL
AX	AXOS FINANCIAL INC COM
AXAS	ABRAXAS PETE CORP COM NEW
AXDX	ACCELERATE DIAGNOSTICS INC COM
AXGN	AXOGEN INC COM
AXL	AMERICAN AXLE & MFG HLDGS INC COM
AXLA	AXCELLA HEALTH INC COM
AXNX	AXONICS INC COM
AXON	AXON ENTERPRISE INC COM
AXP	AMERICAN EXPRESS CO COM

AXR	AMREP CORP COM
AXS	AXIS CAP HLDGS LTD SHS
AXS-E	AXIS CAP HLDGS LTD DEP SHS PFD E
AXSM	AXSOME THERAPEUTICS INC COM
AXTA	AXALTA COATING SYS LTD COM
AXTI	AXT INC COM
AXU	ALEXCO RESOURCE CORP COM
AY	ATLANTICA SUSTAINABLE INFR PLC SHS
AYI	ACUITY BRANDS INC COM
AYLA	AYALA PHARMACEUTICALS INC COM
AYRO	AYRO INC COM
AYTU	AYTU BIOPHARMA INC COM NEW
AYX	ALTERYX INC COM CL A
AZAA	AIM ETF PRODUCTS TRUST US LRG CP BUF10
AZAJ	AIM ETF PRODUCTS TRUST US LRG CP BUFR10
AZAL	AIM ETF PRODUCTS TRUST US LRG CAP BUF10
AZAO	AIM ETF PRODUCTS TRUST US LRG CP BFR 10
AZBA	AIM ETF PRODUCTS TRUST US LRG CP BUF20
AZBJ	AIM ETF PRODUCTS TRUST US LRG CP BUFR20
AZBL	AIM ETF PRODUCTS TRUST US LRG CP BUF20
AZBO	AIM ETF PRODUCTS TRUST US LRG CP BUFR20
AZEK	AZEK CO INC CL A
AZN	ASTRAZENECA PLC SPONSORED ADR
AZO	AUTOZONE INC COM
AZPN	ASPEN TECHNOLOGY INC COM
AZRE	AZURE PWR GLOBAL LTD SHS
AZRX	AZURRX BIOPHARMA INC COM
AZUL	AZUL S A SPONSR ADR PFD
AZYO	AZIYO BIOLOGICS INC COM CL A
AZZ	AZZ INC COM
B	BARNES GROUP INC COM
BA	BOEING CO COM
BAB	INVESCO EXCH TRADED FD TR II TAXABLE MUN BD
BABA	ALIBABA GROUP HLDG LTD SPONSORED ADS

BAC	BK OF AMERICA CORP COM
BAC-B	BK OF AMERICA CORP 6 NCUM PFD SR GG
BAC-E	BK OF AMERICA CORP PFD PER1/1000E
BAC-K	BK OF AMERICA CORP 5.875 NCM PFD HH
BAC-L	BK OF AMERICA CORP 7.25%CNV PFD L
BAC-M	BK OF AMERICA CORP 5.375 DP PFD KK
BAC-N	BK OF AMERICA CORP 5% NCUM PFD LL
BAC-O	BK OF AMERICA CORP DP SH NCUM NN
BAC-P	BK OF AMERICA CORP 4.125% DP PFD PP
BAH	BOOZ ALLEN HAMILTON HLDG CORP CL A
BAK	BRASKEM S A SP ADR PFD A
BAL	BARCLAYS BANK PLC ETN LKD 48
BALY	BALLYS CORPORATION COM
BAM	BROOKFIELD ASSET MGMT INC CL A LTD VT SH
BAMH	BROOKFIELD FIN INC SUB NT 80
BAMI	BROOKFIELD FIN I UK PLC 4.5 PER SUB NTS
BAMR	BROOKFIELD ASSET MGMT REINS PA CL A EXCH LT VTG
BANC	BANC OF CALIFORNIA INC COM
BANC-E	BANC OF CALIFORNIA INC DEP SHS REPSTG
BAND	BANDWIDTH INC COM CL A
BANF	BANCFIRST CORP COM
BANFP	BFC CAP TR II PFD TR 7.20%
BANR	BANNER CORP COM NEW
BANX	STONECASTLE FINL CORP COM
BAOS	BAOSHENG MEDIA GROUP HLDNG LTD SHS
BAP	CREDICORP LTD COM
BAR	GRANITESHARES GOLD TR SHS BEN INT
BARK	THE ORIGINAL BARK COMPANY COM
BARK+	THE ORIGINAL BARK COMPANY WT EXP 050126
BATL	BATTALION OIL CORP COM
BATRA	LIBERTY MEDIA CORP DEL COM A BRAVES GRP
BATRK	LIBERTY MEDIA CORP DEL COM C BRAVES GRP
BATT	AMPLIFY ETF TR AMPLIFY LITHIUM
BAX	BAXTER INTL INC COM

BB	BLACKBERRY LTD COM
BBAR	BANCO BBVA ARGENTINA S A SPONSORED ADS
BBBY	BED BATH & BEYOND INC COM
BBC	ETFIS SER TR I VIRTUS LIFESC CT
BBCP	CONCRETE PUMPING HLDGS INC COM
BBD	BANCO BRADESCO S A SP ADR PFD NEW
BBDC	BARINGS BDC INC COM
BBDO	BANCO BRADESCO S A SPONSORED ADR
BBGI	BEASLEY BROADCAST GROUP INC CL A
BBH	VANECK VECTORS ETF TR BIOTECH ETF
BBI	BRICKELL BIOTECH INC COM
BBIG	VINCO VENTURES INC COM
BBIO	BRIDGEBIO PHARMA INC COM
BBL	BHP GROUP PLC SPONSORED ADR
BBMC	J P MORGAN EXCHANGE-TRADED FD BETABUILDERS US
BBN	BLACKROCK TAX MUNICPAL BD TR SHS
BBP	ETFIS SER TR I VIRTUS LIFESC BT
BBQ	BBQ HLDGS INC COM
BBSC	J P MORGAN EXCHANGE-TRADED FD BETABUILDERS US
BBSI	BARRETT BUSINESS SVCS INC COM
BBU	BROOKFIELD BUSINESS PARTNERS L UNIT LTD L P
BBVA	BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR
BBW	BUILD-A-BEAR WORKSHOP INC COM
BBY	BEST BUY INC COM
BC	BRUNSWICK CORP COM
BC-A	BRUNSWICK CORP 6.5% SR NOTES 48
BC-B	BRUNSWICK CORP 6.625% SR NT49
BC-C	BRUNSWICK CORP 6.375 SR NT 49
BCAB	BIOATLA INC COM
BCAC	BROOKLINE CAP ACQUISITION CORP COM
BCACU	BROOKLINE CAP ACQUISITION CORP UNIT EXP 083127
BCACW	BROOKLINE CAP ACQUISITION CORP WT EXP 083127
BCAT	BLACKROCK CAP ALLOCATION TR COM
BCBP	BCB BANCORP INC COM

BCC	BOISE CASCADE CO DEL COM
BCD	ETFS TR BBRG ALL LNGR K1
BCDA	BIOCARDIA INC COM
BCDAW	BIOCARDIA INC WT EXP 080624
BCE	BCE INC COM NEW
BCEI	BONANZA CREEK ENERGY INC COM NEW
BCEL	ATRECA INC CL A COM
BCH	BANCO DE CHILE SPONSORED ADS
BCI	ETFS TR BBRG ALL COMD K1
BCLI	BRAINSTORM CELL THERAPEUTICS I COM NEW
BCM	BARCLAYS BANK PLC IPTH PURE BRD
BCML	BAYCOM CORP COM
BCO	BRINKS CO COM
BCOR	BLUCORA INC COM
BCOV	BRIGHTCOVE INC COM
BCOW	1895 BANCORP OF WIS INC COM
BCPC	BALCHEM CORP COM
BCRX	BIOCRYST PHARMACEUTICALS INC COM
BCS	BARCLAYS PLC ADR
BCSF	BAIN CAP SPECIALTY FIN INC COM STK
BCTG	BCTG ACQUISITION CORP COM
BCTX	BRIACELL THERAPEUTICS CORP COM NEW
BCTXW	BRIACELL THERAPEUTICS CORP WT EX 022425
BCV	BANCROFT FD LTD COM
BCV-A	BANCROFT FD LTD PFD CUM SER A
BCX	BLACKROCK RES & COMMODITIES ST SHS
BCYC	BICYCLE THERAPEUTICS PLC SPONSORED ADS
BCYP	BIG CYPRESS ACQUISITION CORP COM
BCYPU	BIG CYPRESS ACQUISITION CORP UNIT EX 072527
BCYPW	BIG CYPRESS ACQUISITION CORP WT EXP 072527
BDC	BELDEN INC COM
BDCX	UBS AG LONDON BRANCH ETRACS LKD
BDCZ	UBS AG LONDON BRANCH ETRACS WF BUS DE
BDJ	BLACKROCK ENHANCED EQUITY DIVI COM

BDL	FLANIGANS ENTERPRISES INC COM
BDN	BRANDYWINE RLTY TR SH BEN INT NEW
BDR	BLONDER TONGUE LABORATORIES IN COM
BDRY	ETF MANAGERS GRP COMMDTY TR I BREAKWAVE DRY
BDSI	BIODELIVERY SCIENCES INTL INC COM
BDSX	BIODESIX INC COM
BDTX	BLACK DIAMOND THERAPEUTICS INC COM
BDX	BECTON DICKINSON & CO COM
BDXB	BECTON DICKINSON & CO 6% DP CONV PFD B
BE	BLOOM ENERGY CORP COM CL A
BEAM	BEAM THERAPEUTICS INC COM
BECN	BEACON ROOFING SUPPLY INC COM
BEDU	BRIGHT SCHOLAR ED HLDGS LTD SPONSORED ADS
BEDZ	ADVISORSHARES TR HOTEL ETF
BEEM	BEAM GLOBAL COM
BEEMW	BEAM GLOBAL WT EXP 041524
BEKE	KE HLDGS INC SPONSORED ADS
BELFA	BEL FUSE INC CL A
BELFB	BEL FUSE INC CL B
BEN	FRANKLIN RESOURCES INC COM
BENE	BENESSERE CAPITAL ACQUSTN CORP COM CL A
BENER	BENESSERE CAPITAL ACQUSTN CORP RT
BENEU	BENESSERE CAPITAL ACQUSTN CORP UNIT EXP
BENEW	BENESSERE CAPITAL ACQUSTN CORP WT EX
BEP	BROOKFIELD RENEWABLE PARTNERS PARTNERSHIP UNIT
BEP-A	BROOKFIELD RENEWABLE PARTNERS 5.25% PFD CL A
BEPC	BROOKFIELD RENEWABLE CORP CL A SUB VTG
BEPH	BROOKFIELD BRP HLDGS CDA INC 4.625% SUB NTS
BERY	BERRY GLOBAL GROUP INC COM
BEST	BEST INC SPONSORED ADS
BETZ	LISTED FD TR ROUNDHILL SPORTS
BF.A	BROWN FORMAN CORP CL A
BF.B	BROWN FORMAN CORP CL B
BFAM	BRIGHT HORIZONS FAM SOL IN DEL COM

BFC	BANK FIRST CORP COM
BFI	BURGERFI INTERNATIONAL INC COM
BFIIW	BURGERFI INTERNATIONAL INC WT EXP 121625
BFIN	BANKFINANCIAL CORP COM
BFIT	GLOBAL X FDS HEALTH WELLNESS
BFK	BLACKROCK MUN INCOME TR SH BEN INT
BFLY	BUTTERFLY NETWORK INC COM CL A
BFLY+	BUTTERFLY NETWORK INC WT EXP 021226
BFOR	ALPS ETF TR BARRONS 400 ETF
BFRA	BIOFRONTERA AG SPONSORED ADS
BFS	SAUL CTRS INC COM
BFS-D	SAUL CTRS INC 6.125% PFD CUM D
BFS-E	SAUL CTRS INC 6% DP SH PFD E
BFST	BUSINESS FIRST BANCSHARES INC COM
BFTR	BLACKROCK ETF TRUST FUTURE INVTR ETF
BFZ	BLACKROCK CALIF MUN INCOME TR SH BEN INT
BG	BUNGE LIMITED COM
BGB	BLACKSTONE STRATEGIC CREDIT FD COM SHS BEN IN
BGCP	BGC PARTNERS INC CL A
BGFV	BIG 5 SPORTING GOODS CORP COM
BGH	BARINGS GLOBAL SHORT DURATION COM
BGI	BIRKS GROUP INC CL A COM
BGIO	BLACKROCK 2022 GBL INCM OPP TR COM
BGNE	BEIGENE LTD SPONSORED ADR
BGR	BLACKROCK ENERGY & RES TR COM
BGRN	ISHARES TR GBL GREEN ETF
BGS	B & G FOODS INC NEW COM
BGSF	BGSF INC COM
BGSX	BUILD ACQUISITION CORP COM CLASS A
BGSX+	BUILD ACQUISITION CORP WT EXP 031526
BGSX=	BUILD ACQUISITION CORP UNIT EX 0315226
BGT	BLACKROCK GLOBAL FLOATING RATE COM
BGX	BLACKSTONE LONG SHORT CR INCOM COM SHS BN INT
BGY	BLACKROCK ENHANCED INTL DIV TR COM BENE INTER

BH	BIGLARI HLDGS INC COM STK CL B
BH.A	BIGLARI HLDGS INC COM STK CL A
BHAT	BLUE HAT INTERACTIVE ENTMT TEC SHS
BHB	BAR HBR BANKSHARES COM
BHC	BAUSCH HEALTH COS INC COM
BHE	BENCHMARK ELECTRS INC COM
BHF	BRIGHTHOUSE FINL INC COM
BHFAL	BRIGHTHOUSE FINL INC 6.25 NT 58
BHFAN	BRIGHTHOUSE FINL INC 5.375 DEP PFD C
BHFAO	BRIGHTHOUSE FINL INC 6.75 DP SHS PF B
BHFAP	BRIGHTHOUSE FINL INC 6.6% DP PFD A
BHG	BRIGHT HEALTH GROUP INC COM
BHK	BLACKROCK CORE BD TR SHS BEN INT
BHLB	BERKSHIRE HILLS BANCORP INC COM
BHP	BHP GROUP LTD SPONSORED ADS
BHR	BRAEMAR HOTELS & RESORTS INC COM
BHR-B	BRAEMAR HOTELS & RESORTS INC 5.5 CUM CV PFD B
BHR-D	BRAEMAR HOTELS & RESORTS INC 8.25 PFD SER D
BHSE	BULL HORN HLDGS CORP SHS
BHSEU	BULL HORN HLDGS CORP UNIT EXP 101325
BHSEW	BULL HORN HLDGS CORP WT EXP 103125
BHTG	BIOHITECH GLOBAL INC COM
BHV	BLACKROCK VA MUN BD TR COM
BHVN	BIOHAVEN PHARMACTL HLDG CO LTD COM
BIB	PROSHARES TR PSHS ULT NASB
BIBL	NORTHERN LTS FD TR IV INSPIRE 100ETF
BICK	FIRST TR BICK INDEX FD COM SHS
BIDU	BAIDU INC SPON ADR REP A
BIF	BOULDER GROWTH & INCOME FD INC COM
BIG	BIG LOTS INC COM
BIGC	BIGCOMMERCE HLDGS INC COM SER 1
BIGZ	BLACKROCK INNOVATION AND GRW SHS BEN INT
BIIB	BIOGEN INC COM
BIL	SPDR SER TR SPDR BLOOMBERG

BILI	BILIBILI INC SPONS ADS REP Z
BILL	BILL COM HLDGS INC COM
BILS	SPDR SER TR BBG BARCLAY 3-12
BIMI	BOQI INTL MED INC COM
BIO	BIO RAD LABS INC CL A
BIO.B	BIO RAD LABS INC CL B
BIOC	BIOCEPT INC COM
BIOL	BIOLASE INC COM NEW
BIOT	BIOTECH ACQUISITION COMPANY CL A SHS
BIOTU	BIOTECH ACQUISITION COMPANY UNIT EX 113027
BIOTW	BIOTECH ACQUISITION COMPANY WT EXP 113027
BIOX	BIOCERES CROP SOLUTIONS CORP SHS
BIP	BROOKFIELD INFRAST PARTNERS LP LP INT UNIT
BIP-A	BROOKFIELD INFRAST PARTNERS LP 5.125 CL A PFD13
BIP-B	BROOKFIELD INFRAST PARTNERS LP 5.00% PFD A 14
BIPC	BROOKFIELD INFRASTRUCTURE CORP COM SB VTG SHS A
BIPH	BROOKFIELD INFRASTRUCTURE FIN NT CAL 81
BIS	PROSHARES TR ULTST NASD NW20
BIT	BLACKROCK MULTI SECTOR INC TR COM
BITE	BITE ACQUISITION CORP COMMON STOCK
BITE+	BITE ACQUISITION CORP WT EXP 021231
BITE=	BITE ACQUISITION CORP UNIT
BITF	BITFARMS LTD COM
BITQ	EXCHANGE TRADED CONCEPTS TR BITWISE CRYPTO
BIV	VANGUARD BD INDEX FDS INTERMED TERM
BIVI	BIOVIE INC CL A NEW
BIZD	VANECK VECTORS ETF TR BDC INCOME ETF
BJ	BJS WHSL CLUB HLDGS INC COM
BJK	VANECK VECTORS ETF TR GAMING ETF
BJRI	BJS RESTAURANTS INC COM
BK	BANK NEW YORK MELLON CORP COM
BKAG	BNY MELLON ETF TRUST CORE BOND ETF
BKCC	BLACKROCK CAP INVT CORP COM
BKD	BROOKDALE SR LIVING INC COM

BKE	BUCKLE INC COM
BKEM	BNY MELLON ETF TRUST EMRG MKT EQUIT
BKEP	BLUEKNIGHT ENERGY PARTNERS L P COM UNIT
BKEPP	BLUEKNIGHT ENERGY PARTNERS L P PFD UNIT SER A
BKF	ISHARES INC MSCI BRIC INDX
BKH	BLACK HILLS CORP COM
BKHY	BNY MELLON ETF TRUST HIGH YIELD BETA
BKI	BLACK KNIGHT INC COM
BKIE	BNY MELLON ETF TRUST INTERNATIONL EQT
BKLC	BNY MELLON ETF TRUST US LRG CP CORE
BKLN	INVESCO EXCH TRADED FD TR II SR LN ETF
BKMC	BNY MELLON ETF TRUST US MDCP CORE EQT
BKN	BLACKROCK INVT QUALITY MUN TR COM
BKNG	BOOKING HOLDINGS INC COM
BKR	BAKER HUGHES COMPANY CL A
BKSB	BNY MELLON ETF TRUST SHRT DUR CORP BD
BKSC	BANK SOUTH CAROLINA CORP COM
BKSE	BNY MELLON ETF TRUST US SMLCP CORE
BKT	BLACKROCK INCOME TR INC COM
BKTI	BK TECHNOLOGIES CORPORATION COM
BKU	BANKUNITED INC COM
BKYI	BIO-KEY INTL INC COM NEW
BL	BLACKLINE INC COM
BLBD	BLUE BIRD CORP COM
BLCM	BELLICUM PHARMACEUTICALS INC COM NEW
BLCN	SIREN ETF TR NSD NXGN ECO ETF
BLCT	BLUECITY HLDGS LTD ADS
BLD	TOPBUILD CORP COM
BLDE	BLADE AIR MOBILITY INC CL A COM
BLDEW	BLADE AIR MOBILITY INC WT EXP 090126
BLDP	BALLARD PWR SYS INC NEW COM
BLDR	BUILDERS FIRSTSOURCE INC COM
BLE	BLACKROCK MUNI INCOME TR II COM
BLES	NORTHERN LTS FD TR IV INSPIRE GBL HOPE

BLFS	BIOLIFE SOLUTIONS INC COM NEW
BLHY	VIRTUS ETF TR II NEWFLEET HIG YLD
BLI	BERKELEY LTS INC COM
BLIN	BRIDGELINE DIGITAL INC COM
BLK	BLACKROCK INC COM
BLKB	BLACKBAUD INC COM
BLL	BALL CORP COM
BLMN	BLOOMIN BRANDS INC COM
BLNK	BLINK CHARGING CO COM
BLNKW	BLINK CHARGING CO WT EXP 013123
BLOK	AMPLIFY ETF TR BLOCKCHAIN LDR
BLPH	BELLEROPHON THERAPEUTICS INC COM NEW
BLRX	BIOLINERX LTD SPONSORED ADS
BLSA	BCLS ACQUISITION CORP COM CL A
BLTS	BRIGHT LIGHTS ACQUISITION CORP COM CL A
BLTSU	BRIGHT LIGHTS ACQUISITION CORP UNIT
BLTSW	BRIGHT LIGHTS ACQUISITION CORP WT EXP 010128
BLU	BELLUS HEALTH INC NEW COM NEW
BLUA	BLUERIVER ACQUISITION CORP SHS CL A
BLUA+	BLUERIVER ACQUISITION CORP WT EXP 010426
BLUA=	BLUERIVER ACQUISITION CORP UNIT EXP 010426
BLUE	BLUEBIRD BIO INC COM
BLUW	BLUE WTR ACQUISITION CORP COM CL A
BLUWU	BLUE WTR ACQUISITION CORP UNIT EXP 083127
BLUWW	BLUE WTR ACQUISITION CORP WT EXP 083127
BLV	VANGUARD BD INDEX FDS LONG TERM BOND
BLW	BLACKROCK LTD DURATION INCOME COM SHS
BLX	BANCO LATINOAMERICANO DE SHS E
BMA	BANCO MACRO SA SPON ADR B
BMBL	BUMBLE INC COM CL A
BME	BLACKROCK HEALTH SCIENCES TR COM
BMEA	BIOMEA FUSION INC COM
BMED	BLACKROCK ETF TRUST FUTUR HEALTH ETF
BMEZ	BLACKROCK HEALTH SCIENCS TR II COM SHS

BMI	BADGER METER INC COM
BML-G	BK OF AMERICA CORP PFD1/1200 SR1
BML-H	BK OF AMERICA CORP PFD 1/1200SER2
BML-J	BK OF AMERICA CORP PFD DP1/1200 4
BML-L	BK OF AMERICA CORP PFD 1/1200SER5
BMO	BANK MONTREAL QUE COM
BMRA	BIOMERICA INC COM NEW
BMRC	BANK MARIN BANCORP COM
BMRN	BIOMARIN PHARMACEUTICAL INC COM
BMTC	BRYN MAWR BK CORP COM
BMTX	BM TECHNOLOGIES INC CL A COM
BMTX+	BM TECHNOLOGIES INC WT EXP 010426
BMY	BRISTOL-MYERS SQUIBB CO COM
BND	VANGUARD BD INDEX FDS TOTAL BND MRKT
BNDC	FLEXSHARES TR CRE SLCT BD FD
BNDW	VANGUARD SCOTTSDALE FDS TOTAL WLD BD ETF
BNDX	VANGUARD CHARLOTTE FDS INTL BD IDX ETF
BNE	ETF SER SOLUTIONS BLUE HORIZON BNE
BNED	BARNES & NOBLE ED INC COM
BNFT	BENEFITFOCUS INC COM
BNGO	BIONANO GENOMICS INC COM
BNGOW	BIONANO GENOMICS INC WT EXP 082123
BNKD	BANK OF MONTREAL MCROSECTR 3XINVR
BNKU	BANK OF MONTREAL MICROSCTR 3X LVG
BNL	BROADSTONE NET LEASE INC COM
BNO	UNITED STS BRENT OIL FD LP UNIT
BNR	BURNING ROCK BIOTECH LTD SPONSORED ADS
BNS	BANK NOVA SCOTIA B C COM
BNSO	BONSO ELECTRS INTL INC COM
BNTC	BENITEC BIOPHARMA INC COM
BNTX	BIONTECH SE SPONSORED ADS
BNY	BLACKROCK N Y MUN INCOME TRUST SH BEN INT
BOAC	BLUESCAPE OPPORTUNITIES ACQUIS SHS
BOAC+	BLUESCAPE OPPORTUNITIES ACQUIS WT EXP

BOAC=	BLUESCAPE OPPORTUNITIES ACQUIS UNIT EX
BOAS	BOA ACQUISITION CORP COM CL A
BOAS+	BOA ACQUISITION CORP WT EXP 022228
BOAS=	BOA ACQUISITION CORP UNIT EX 022228
BOCH	BANK COMM HLDGS COM
BODY	THE BEACHBODY COMPANY INC COM CL A
BODY+	THE BEACHBODY COMPANY INC WT EXP 123127
BOE	BLACKROCK ENHANCED GLOBAL DIVI COM
BOH	BANK HAWAII CORP COM
BOH-A	BANK HAWAII HONOLULU 4.375% DEP PFD A
BOIL	PROSHARES TR II ULTRA BLOOMBERG
BOKF	BOK FINL CORP COM NEW
BOKFL	BOK FINL CORP SUB NTS
BOLT	BOLT BIOTHERAPEUTICS INC COM
BOMN	BOSTON OMAHA CORP COM
BON	BON NATURAL LIFE LIMITED ORD SHS
BOND	PIMCO ETF TR ACTIVE BD ETF
BOOM	DMC GLOBAL INC COM
BOOT	BOOT BARN HLDGS INC COM
BORR	BORR DRILLING LTD SHS
BOSC	BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80
BOTJ	BANK OF THE JAMES FINL GP INC COM
BOTZ	GLOBAL X FDS RBTCS ARTFL INTE
BOUT	INNOVATOR ETFS TR IBD BREAKOUT
BOWX	BOWX ACQUISITION CORP CL A
BOWXU	BOWX ACQUISITION CORP UNIT EXP 080325
BOWXW	BOWX ACQUISITION CORP WT EXP 08032025
BOX	BOX INC CL A
BOXL	BOXLIGHT CORP COM CL A
BP	BP PLC SPONSORED ADR
BPFH	BOSTON PRIVATE FINL HLDGS INC COM
BPMC	BLUEPRINT MEDICINES CORP COM
BPMP	BP MIDSTREAM PARTNERS LP UNIT LTD PTNR
BPOP	POPULAR INC COM NEW

BPOPM	POPULAR CAP TR II PFD GTD 6.125%
BPOPN	POPULAR CAP TR I PFD 6.70% GTD
BPRN	BANK PRINCETON NEW JERSEY COM
BPT	BP PRUDHOE BAY RTY TR UNIT BEN INT
BPTH	BIO-PATH HLDGS INC COM
BPTS	BIOPHYTIS SA ADS
BPY	BROOKFIELD PROPERTY PARTRS LP UNIT LTD PARTN
BPYPN	BROOKFIELD PROPERTY PARTRS LP 5.75 CL A PF SR3
BPYPO	BROOKFIELD PROPERTY PARTRS LP 6.375 CL A PFD 2
BPYPP	BROOKFIELD PROPERTY PARTRS LP 6.50 PF UNIT A 1
BPYU	BROOKFIELD PPTY REIT INC CL A
BPYUP	BROOKFIELD PPTY REIT INC 6.375% PFD A
BQ	BOQII HLDG LTD SPONSORED ADS
BR	BROADRIDGE FINL SOLUTIONS INC COM
BRBR	BELLRING BRANDS INC COM CL A
BRBS	BLUE RIDGE BANKSHARES INC VA COM
BRC	BRADY CORP CL A
BRCN	BURCON NUTRASCIENCE CORP COM
BREZ	BREEZE HOLDINGS ACQUISITN CORP COM
BREZR	BREEZE HOLDINGS ACQUISITN CORP RT
BREZW	BREEZE HOLDINGS ACQUISITN CORP WT EXP 052527
BRF	VANECK VECTORS ETF TR BRAZIL SMALL CP
BRFS	BRF SA SPONSORED ADR
BRG	BLUEROCK RESIDENTIAL GWT REIT COM CL A
BRG-C	BLUEROCK RESIDENTIAL GWT REIT PFD SER C
BRG-D	BLUEROCK RESIDENTIAL GWT REIT PFD SER D
BRID	BRIDGFORD FOODS CORP COM
BRIV	B RILEY PRIN 250 MERGER CORP CLASS A COM
BRIVU	B RILEY PRIN 250 MERGER CORP UNIT EX 040626
BRIVW	B RILEY PRIN 250 MERGER CORP WT EXP 040128
BRK.A	BERKSHIRE HATHAWAY INC DEL CL A
BRK.B	BERKSHIRE HATHAWAY INC DEL CL B NEW
BRKL	BROOKLINE BANCORP INC DEL COM
BRKR	BRUKER CORP COM

BRKS	BROOKS AUTOMATION INC NEW COM
BRLI	BRILLIANT ACQUISITION CORP SHS
BRLIR	BRILLIANT ACQUISITION CORP RT
BRLIU	BRILLIANT ACQUISITION CORP UNIT EXP 123120
BRLIW	BRILLIANT ACQUISITION CORP WT EXP 033125
BRMK	BROADMARK RLTY CAP INC COM
BRMK+	BROADMARK RLTY CAP INC WT EXP 111524
BRN	BARNWELL INDS INC COM
BRO	BROWN & BROWN INC COM
BROG	BROOGE ENERGY LTD SHS
BROGW	BROOGE ENERGY LTD WT EXP 122024
BRP	BRP GROUP INC COM CL A
BRPM	B RILEY PRINCIPAL 150 MERGER COM CL A
BRPMU	B RILEY PRINCIPAL 150 MERGER UNIT
BRPMW	B RILEY PRINCIPAL 150 MERGER WT EXP 030128
BRQS	BORQS TECHNOLOGIES INC SHS
BRSP	BRIGHTSPIRE CAPITAL INC COM CL A
BRT	BRT APARTMENTS CORP COM
BRW	SABA CAPITAL INCOME & OPRNT FD SHARES
BRX	BRIXMOR PPTY GROUP INC COM
BRY	BERRY CORP COM
BRZU	DIREXION SHS ETF TR BRZ BL 2X SHS
BSA	BRIGHTSPHERE INVT GROUP INC FXD NT 31
BSAC	BANCO SANTANDER CHILE NEW SP ADR REP COM
BSAE	INVESCO EXCH TRD SLF IDX FD TR BULLSHS 21 USD
BSBE	INVESCO EXCH TRD SLF IDX FD TR BULLSHS 22 USD
BSBK	BOGOTA FINL CORP COM
BSBR	BANCO SANTANDER BRASIL S A ADS REP 1 UNIT
BSCE	INVESCO EXCH TRD SLF IDX FD TR BULLSHS 23 USD
BSCL	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2021 CB
BSCM	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2022 CB
BSCN	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 CB
BSCO	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 CB
BSCP	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 CB

BSCQ	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 CB
BSCR	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 CB
BSCS	INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 28
BSCT	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2029
BSCU	INVESCO EXCH TRD SLF IDX FD TR INVSCO 30 CORP
BSDE	INVESCO EXCH TRD SLF IDX FD TR BULLSHS 24 USD
BSET	BASSETT FURNITURE INDS INC COM
BSGAU	BLUE SAFARI GRP ACQUISITN CORP UNIT EX 061026
BSGM	BIOSIG TECHNOLOGIES INC COM NEW
BSIG	BRIGHTSPHERE INVT GROUP INC COM
BSJL	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2021 HY
BSJM	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2022 HY
BSJN	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 HY
BSJO	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 HY
BSJP	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 HY
BSJQ	INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 26
BSJR	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2027
BSJS	INVESCO EXCH TRD SLF IDX FD TR INVSCO 28 HYCORP
BSKY	BIG SKY GROWTH PARTNERS INC CLASS A COM
BSKYU	BIG SKY GROWTH PARTNERS INC UNIT EX 040126
BSKYW	BIG SKY GROWTH PARTNERS INC WT EXP 040126
BSL	BLACKSTONE SENIOR FLOATNG RATE COM
BSM	BLACK STONE MINERALS L P COM UNIT
BSML	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2021 MUNI
BSMM	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2022 MUNI
BSMN	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 MUNI
BSMO	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 MUNI
BSMP	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 MUNI
BSMQ	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 MUNI
BSMR	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 MUNI
BSMS	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2028 MUNI
BSMT	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2029 MUNI
BSMU	INVESCO EXCH TRD SLF IDX FD TR INVSC 30 MUNI BD
BSMX	BANCO SANTANDER MEXICO SA SPONSORED ADS B

BSN	BROADSTONE ACQUISITION CORP SHS CL A
BSN+	BROADSTONE ACQUISITION CORP WT EXP 091528
BSN=	BROADSTONE ACQUISITION CORP UNIT EX
BSQR	BSQUARE CORP COM NEW
BSRR	SIERRA BANCORP COM
BST	BLACKROCK SCIENCE & TECHNOLOGY SHS
BSTZ	BLACKROCK SCIENCE & TECHNOLOGY SHS BEN INT
BST^	BLACKROCK SCIENCE & TECHNOLOGY RT
BSV	VANGUARD BD INDEX FDS SHORT TRM BOND
BSVN	BANK7 CORP COM
BSX	BOSTON SCIENTIFIC CORP COM
BSX-A	BOSTON SCIENTIFIC CORP 5.50% CNV PFD A
BSY	BENTLEY SYS INC COM CL B
BTA	BLACKROCK LONG-TERM MUN ADVANT COM
BTAI	BIOXCEL THERAPEUTICS INC COM
BTAL	AGF INVTS TR AGFIQ US MK ANTI
BTAQ	BURGUNDY TECHNOLOGY ACQU CORP CL A
BTAQU	BURGUNDY TECHNOLOGY ACQU CORP UNIT EXP 082625
BTAQW	BURGUNDY TECHNOLOGY ACQU CORP WT EXP 083127
BTB	BIT BROTHER LIMITED SHS
BTBT	BIT DIGITAL INC SHS
BTCM	BIT MINING LIMITED SPON ADR REP A
BTEC	PRINCIPAL EXCHANGE-TRADED FDS HELTHCARE INDX
BTEK	BLACKROCK ETF TRUST FUTURE TECH ETF
BTG	B2GOLD CORP COM
BTI	BRITISH AMERN TOB PLC SPONSORED ADR
BTN	BALLANTYNE STRONG INC COM
BTNB	BRIDGETOWN 2 HOLDINGS LTD CL A
BTO	HANCOCK JOHN FINL OPPTYS FD SH BEN INT NEW
BTRS	BTRS HOLDINGS INC COM CL 1
BTRSW	BTRS HOLDINGS INC WT EXP 011226
BTT	BLACKROCK MUN TARGET TERM TR COM SHS BEN IN
BTU	PEABODY ENGR CORP COM
BTWN	BRIDGETOWN HOLDINGS LTD COM CL A

BTWNU	BRIDGETOWN HOLDINGS LTD UNIT EXP 101525
BTWNW	BRIDGETOWN HOLDINGS LTD WT EXP 093027
BTX	BROOKLYN IMMUNOTHERAPEUTICS COM
BTZ	BLACKROCK CR ALLOCATION INCOME COM
BUD	ANHEUSER BUSCH INBEV SA/NV SPONSORED ADR
BUG	GLOBAL X FDS CYBRSCURTY ETF
BUI	BLACKROCK UTILS INFRASTRUCTURE COM
BUL	PACER FDS TR US CHS CWS GWT
BUR	BURFORD CAP LTD ORD SHS
BURL	BURLINGTON STORES INC COM
BUSE	FIRST BUSEY CORP COM NEW
BUZZ	VANECK VECTORS ETF TR SOCIAL SENTIMENT
BV	BRIGHTVIEW HLDGS INC COM
BVH	BLUEGREEN VACATIONS HLDG CORP CLASS A
BVN	COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR
BVS	BIOVENTUS INC COM CL A
BVXV	BIONDVAX PHARMACEUTICALS LTD SPOND ADS
BW	BABCOCK & WILCOX ENTERPRISES I COM
BW-A	BABCOCK & WILCOX ENTERPRISES I 7.75% CUM PFD A
BWA	BORGWARNER INC COM
BWAC	BETTER WORLD ACQUISITION CORP COM
BWACU	BETTER WORLD ACQUISITION CORP UNIT EX
BWACW	BETTER WORLD ACQUISITION CORP WT EXP 111527
BWAY	BRAINSWAY LTD SPONSORED ADS
BWB	BRIDGEWATER BANCSHARES INC COM ACCD INV
BWEN	BROADWIND INC COM NEW
BWFG	BANKWELL FINL GROUP INC COM
BWG	BRANDYWINEGBL GBL INCM OPP FD COM
BWL.A	BOWL AMER INC CL A
BWMN	BOWMAN CONSULTING GROUP LTD COM
BWMX	BETTERWARE DE MXC S A B DE C V SHS NEW
BWSN	BABCOCK & WILCOX ENTERPRISES I CAL NT 26
BWX	SPDR SER TR BLOMBERG INTL TR
BWXT	BWX TECHNOLOGIES INC COM

BWZ	SPDR SER TR BLOMBERG BRC INT
BX	BLACKSTONE GROUP INC COM
BXC	BLUELINX HLDGS INC COM NEW
BXMT	BLACKSTONE MTG TR INC COM CL A
BXMX	NUVEEN S&P 500 BUY-WRITE INCOM COM
BXP	BOSTON PROPERTIES INC COM
BXRX	BAUDAX BIO INC COM
BXS	BANCORPSOUTH BK TUPELO MISS COM
BXS-A	BANCORPSOUTH BK TUPELO MISS 5.5% NCUM PFD A
BY	BYLINE BANCORP INC COM
BYD	BOYD GAMING CORP COM
BYFC	BROADWAY FINL CORP DEL COM
BYLD	ISHARES TR YLD OPTIM BD
BYM	BLACKROCK MUN INCOME QUALITY T COM
BYND	BEYOND MEAT INC COM
BYRN	BYRNA TECHNOLOGIES INC COM NEW
BYSI	BEYONDSPRING INC SHS
BYTS	BYTE ACQUISITION CORP CLASS A ORD SHS
BYTSU	BYTE ACQUISITION CORP UNIT EX 031829
BYTSW	BYTE ACQUISITION CORP WT EXP 031826
BZ	KANZHUN LIMITED SPONSORED ADS
BZH	BEAZER HOMES USA INC COM NEW
BZQ	PROSHARES TR ULT MSCIBZL CAPP
BZUN	BAOZUN INC SPONSORED ADR
C	CITIGROUP INC COM NEW
C-J	CITIGROUP INC DEP SHS 1/1000 J
C-K	CITIGROUP INC DEP SHS RP PFD K
C-N	CITIGROUP CAP XIII TR PFD SECS
CAAP	CORPORACION AMER ARPTS S A COM
CAAS	CHINA AUTOMOTIVE SYS INC COM
CABA	CABALETTA BIO INC COM
CABO	CABLE ONE INC COM
CAC	CAMDEN NATL CORP COM
CACC	CREDIT ACCEP CORP MICH COM

CACG	LEGG MASON ETF INVT TR CLRBRG GWT ETF
CACI	CACI INTL INC CL A
CADE	CADENCE BANCORPORATION CL A
CAE	CAE INC COM
CAF	MORGAN STANLEY CHINA A SH FD I COM
CAG	CONAGRA BRANDS INC COM
CAH	CARDINAL HEALTH INC COM
CAHC	CA HEALTHCARE ACQUISITION CORP COM CL A
CAHCU	CA HEALTHCARE ACQUISITION CORP UNIT EX 122525
CAHCW	CA HEALTHCARE ACQUISITION CORP WT EXP 122525
CAI	CAI INTERNATIONAL INC COM
CAI-A	CAI INTERNATIONAL INC 8.50% RED PFD A
CAI-B	CAI INTERNATIONAL INC 8.5% RED PFD B
CAJ	CANON INC SPONSORED ADR
CAKE	CHEESECAKE FACTORY INC COM
CAL	CALERES INC COM
CALA	CALITHERA BIOSCIENCES INC COM
CALB	CALIFORNIA BANCORP INC COM
CALM	CAL MAINE FOODS INC COM NEW
CALT	CALLIDITAS THERAPEUTICS AB SPONSERED ADS
CALX	CALIX INC COM
CAMP	CALAMP CORP COM
CAMT	CAMTEK LTD ORD
CAN	CANAAN INC SPONSORED ADS
CANE	TEUCRIUM COMMODITY TR SUGAR FD
CANF	CAN FITE BIOFARMA LTD SPONSORED ADS
CANG	CANGO INC ADS
CANO	CANO HEALTH INC COM CL A
CANO+	CANO HEALTH INC WT EXP 060326
CAP	CAPITOL INVESTMENT CORP V COM CL A
CAP+	CAPITOL INVESTMENT CORP V WT EXP
CAP=	CAPITOL INVESTMENT CORP V UNIT
CAPE	BARCLAYS BANK PLC IPATH SHILR CAPE
CAPL	CROSSAMERICA PARTNERS LP UT LTD PTN INT

CAPR	CAPRICOR THERAPEUTICS INC COM NEW
CAR	AVIS BUDGET GROUP COM
CARA	CARA THERAPEUTICS INC COM
CARE	CARTER BANKSHARES INC COM NEW
CARG	CARGURUS INC COM CL A
CARR	CARRIER GLOBAL CORPORATION COM
CARS	CARS COM INC COM
CARV	CARVER BANCORP INC COM NEW
CARZ	FIRST TR EXCHANGE TRADED FD II AUTO INDEX FD
CAS	CASCADE ACQUISITION CORP COM CL A
CAS+	CASCADE ACQUISITION CORP WT EXP 113027
CAS=	CASCADE ACQUISITION CORP UNIT
CASA	CASA SYS INC COM
CASH	META FINL GROUP INC COM
CASI	CASI PHARMACEUTICALS INC COM
CASS	CASS INFORMATION SYS INC COM
CASY	CASEYS GEN STORES INC COM
CAT	CATERPILLAR INC COM
CATB	CATABASIS PHARMACEUTICALS INC COM NEW
CATC	CAMBRIDGE BANCORP COM
CATH	GLOBAL X FDS S&P 500 CATHOLIC
CATO	CATO CORP NEW CL A
CATY	CATHAY GEN BANCORP COM
CB	CHUBB LIMITED COM
CBAH	CBRE ACQUISITION HLDGS INC COM CL A
CBAH+	CBRE ACQUISITION HLDGS INC WT EXP
CBAH=	CBRE ACQUISITION HLDGS INC UNIT EXP
CBAN	COLONY BANKCORP INC COM
CBAT	CBAK ENERGY TECHNOLOGY INC COM
CBAY	CYMABAY THERAPEUTICS INC COM
CBB	CINCINNATI BELL INC NEW COM NEW
CBB-B	CINCINNATI BELL INC NEW PFD CV DEP1/20
CBD	COMPANHIA BRASILEIRA DE DISTRB SPONSORED ADR
CBFV	CB FINL SVCS INC COM

CBH	VIRTUS ALLIANZGI CONVERTIBLE COM
CBIO	CATALYST BIOSCIENCES INC COM NEW
CBLI	CLEVELAND BIOLABS INC COM NEW
CBLS	LISTED FD TR CHANGEBRIDGE LNG
CBMB	CBM BANCORP INC COM
CBNK	CAPITAL BANCORP INC MD COM
CBON	VANECK VECTORS ETF TR CHINAAMC CHINA B
CBRE	CBRE GROUP INC CL A
CBRL	CRACKER BARREL OLD CTRY STORE COM
CBSE	LISTED FD TR CHANGEBRIDGE SUS
CBSH	COMMERCE BANCSHARES INC COM
CBT	CABOT CORP COM
CBTX	CBTX INC COM
CBU	COMMUNITY BK SYS INC COM
CBZ	CBIZ INC COM
CC	CHEMOURS CO COM
CCAC	CITIC CAPITAL ACQUISITION CORP COM CL A
CCAC+	CITIC CAPITAL ACQUISITION CORP WT EXP 011727
CCAC=	CITIC CAPITAL ACQUISITION CORP UNIT
CCAP	CRESCENT CAP BDC INC COM
CCB	COASTAL FINL CORP WA COM NEW
CCBG	CAPITAL CITY BK GROUP INC COM
CCCC	C4 THERAPEUTICS INC COM STK
CCD	CALAMOS DYNAMIC CONV & INCOME COM
CCEP	COCA-COLA EUROPACIFIC PARTNERS SHS
CCF	CHASE CORP COM
CCI	CROWN CASTLE INTL CORP NEW COM
CCIV	CHURCHILL CAPITAL CORP IV CL A
CCIV+	CHURCHILL CAPITAL CORP IV WT EXP 080425
CCIV=	CHURCHILL CAPITAL CORP IV UNIT
CCJ	CAMECO CORP COM
CCK	CROWN HLDGS INC COM
CCL	CARNIVAL CORP PAIRED CTF
CCLP	CSI COMPRESSCO LP COM UNIT

CCM	CONCORD MED SVCS HLDGS LTD SPON ADR CL A
CCMP	CMC MATERIALS INC COM
CCNC	CODE CHAIN NEW CONTINENT LTD COM
CCNE	CNB FINL CORP PA COM
CCNEP	CNB FINL CORP PA 7.125 DP SH PF A
CCO	CLEAR CHANNEL OUTDOOR HLDGS IN COM
CCOI	COGENT COMMUNICATIONS HLDGS IN COM NEW
CCON	DIREXION SHS ETF TR CONNECTED CONSUM
CCOR	LISTED FD TR CORE ALT FD
CCRC	CHINA CUST RELATIONS CNTR INC COM
CCRN	CROSS CTRY HEALTHCARE INC COM
CCRV	ISHARES U S ETF TR COMMODITY CURVE
CCS	CENTURY CMNTYS INC COM
CCU	COMPANIA CERVECERIAS UNIDAS S SPONSORED ADR
CCV	CHURCHILL CAPITAL CORP V COM CL A
CCV+	CHURCHILL CAPITAL CORP V WT EXP 102927
CCV=	CHURCHILL CAPITAL CORP V UNIT
CCVI	CHURCHILL CAPITAL CORP VI COM CL A
CCVI+	CHURCHILL CAPITAL CORP VI WT EXP 021726
CCVI=	CHURCHILL CAPITAL CORP VI UNIT
CCXI	CHEMOCENTRYX INC COM
CCZ	COMCAST HOLDINGS CORP ZONES CV2% PCS
CD	CHINDATA GROUP HLDGS LTD ADS
CDAK	CODIAK BIOSCIENCES INC COM
CDAY	CERIDIAN HCM HLDG INC COM
CDC	VICTORY PORTFOLIOS II VCSHS US EQ INCM
CDE	COEUR MNG INC COM NEW
CDEV	CENTENNIAL RESOURCE DEV INC CL A
CDK	CDK GLOBAL INC COM
CDL	VICTORY PORTFOLIOS II VCSHS US LRG CAP
CDLX	CARDLYTICS INC COM
CDMO	AVID BIOSERVICES INC COM
CDNA	CAREDX INC COM
CDNS	CADENCE DESIGN SYSTEM INC COM

CDOR	CONDOR HOSPITALITY TR INC COM NEW
CDR	CEDAR REALTY TRUST INC COM NEW
CDR-B	CEDAR REALTY TRUST INC PFD-B 7.25%
CDR-C	CEDAR REALTY TRUST INC 6.50% CUM PFD C
CDTX	CIDARA THERAPEUTICS INC COM
CDW	CDW CORP COM
CDXC	CHROMADEX CORP COM NEW
CDXS	CODEXIS INC COM
CDZI	CADIZ INC COM NEW
CE	CELANESE CORP DEL COM
CEA	CHINA EASTN AIRLS LTD SPON ADR CL H
CECE	CECO ENVIRONMENTAL CORP COM
CEE	CENTRAL & EASTERN EUROPE FD IN COM
CEF	SPROTT PHYSICAL GOLD & SILVER TR UNIT
CEFA	GLOBAL X FDS S&P EX US ETF
CEFD	UBS AG LONDON BRANCH CAL LKD 50
CEI	CAMBER ENERGY INC COM
CEIX	CONSOL ENERGY INC NEW COM
CELC	CELCUITY INC COM
CELG^	BRISTOL-MYERS SQUIBB CO CONTIN VAL RT
CELH	CELSIUS HLDGS INC COM NEW
CELP	CYPRESS ENVIRONMENTL PARTNR LP LTD PARTNER INT
CEM	CLEARBRIDGE MLP AND MIDSTRM FD COM
CEMI	CHEMBIO DIAGNOSTICS INC COM NEW
CEN	CENTER COAST BRKFLD MLP ENRGY SHS BEN INT
CENH	CENTRICUS ACQUISITION CORP CL A SHS
CENHU	CENTRICUS ACQUISITION CORP UNIT EX 020828
CENHW	CENTRICUS ACQUISITION CORP WT EXP 020426
CENT	CENTRAL GARDEN & PET CO COM
CENTA	CENTRAL GARDEN & PET CO CL A NON-VTG
CENX	CENTURY ALUM CO COM
CEPU	CENTRAL PUERTO S A SPONSORED ADR
CEQP	CRESTWOOD EQUITY PARTNERS LP UNIT LTD PARTNER
CEQP-	CRESTWOOD EQUITY PARTNERS LP 9.25% PFD UNIT

CERC	CERECOR INC COM
CERE	CEREVEL THERAPEUTICS HLDNG INC COM
CEREW	CEREVEL THERAPEUTICS HLDNG INC WT EXP 060927
CERN	CERNER CORP COM
CERS	CERUS CORP COM
CERT	CERTARA INC COM
CET	CENTRAL SECS CORP COM
CETX	CEMTREX INC COM NEW
CETXP	CEMTREX INC PFD SER 1
CETXW	CEMTREX INC WT EXP 120222
CEV	EATON VANCE CALIF MUN INCOM TR SH BEN INT
CEVA	CEVA INC COM
CEW	WISDOMTREE TR EMERG CUR STR FD
CEY	VICTORY PORTFOLIOS II VICOTRYSHS EMG
CF	CF INDS HLDGS INC COM
CFA	VICTORY PORTFOLIOS II VCSHS US 500 VOL
CFAC	CF FIN ACQUISITION CORP III CL A
CFACU	CF FIN ACQUISITION CORP III UNIT EXP 093027
CFACW	CF FIN ACQUISITION CORP III WT EXP 093027
CFB	CROSSFIRST BANKSHARES INC COM
CFBK	CF BANKSHARES INC COM
CFFE	CF ACQUISITION CORP VIII CLASS A COM
CFFEU	CF ACQUISITION CORP VIII UNIT EX 033128
CFFEW	CF ACQUISITION CORP VIII WT EXP 033128
CFFI	C & F FINL CORP COM
CFFN	CAPITOL FED FINL INC COM
CFFVU	CF ACQUISITION CORP V UNIT EX 012526
CFFVW	CF ACQUISITION CORP V WT EXP 012526
CFG	CITIZENS FINL GROUP INC COM
CFG-D	CITIZENS FINL GROUP INC 6.350% DEP PFD D
CFG-E	CITIZENS FINL GROUP INC 5% DP SHS PFD E
CFIV	CF ACQUISITION CORP IV COM CL A
CFIVU	CF ACQUISITION CORP IV UNIT EXP 123127
CFIVW	CF ACQUISITION CORP IV WT EXP 123127

CFLT	CONFLUENT INC CLASS A COM
CFMS	CONFORMIS INC COM
CFO	VICTORY PORTFOLIOS II VCSHS US 500 ENH
CFR	CULLEN FROST BANKERS INC COM
CFR-B	CULLEN FROST BANKERS INC 4.450% DEP PFD B
CFRX	CONTRAFECT CORP COM NEW
CFV	CF ACQUISITION CORP V CL A
CFVI	CF ACQUISITION CORP VI COM CL A
CFVIU	CF ACQUISITION CORP VI UNIT
CFVIW	CF ACQUISITION CORP VI WT EXP 021828
CFX	COLFAX CORP COM
CFXA	COLFAX CORP UNIT 01/15/22
CG	CARLYLE GROUP INC COM
CGA	CHINA GREEN AGRICULTURE INC COM NEW
CGABL	CARLYLE FIN LLC NT CAL 61
CGAU	CENTERRA GOLD INC COM
CGBD	TCG BDC INC COM
CGC	CANOPY GROWTH CORP COM
CGEM	CULLINAN ONCOLOGY INC COM
CGEN	COMPUGEN LTD ORD
CGNT	COGNYTE SOFTWARE LTD ORD SHS
CGNX	COGNEX CORP COM
CGO	CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT
CGRN	CAPSTONE GREEN ENERGY CORP COM
CGW	INVESCO EXCH TRADED FD TR II S&P GBL WATER
CHAA	CATCHA INVESTMENT CORP SHS CL A
CHAA+	CATCHA INVESTMENT CORP WT EXP
CHAA=	CATCHA INVESTMENT CORP UNIT
CHAD	DIREXION SHS ETF TR CSI300 CHINA1X
CHAQ	CHARDAN HEALTHCR ACQSTN 2 CORP COM
CHAQ+	CHARDAN HEALTHCR ACQSTN 2 CORP WT EXP 030525
CHAQ=	CHARDAN HEALTHCR ACQSTN 2 CORP UNIT
CHAU	DIREXION SHS ETF TR CSI 300 BULL2X
CHB	GLOBAL X FDS CHINA BIOTECHINV

CHCI	COMSTOCK HLDG COS INC CL A NEW
CHCO	CITY HLDG CO COM
CHCT	COMMUNITY HEALTHCARE TR INC COM
CHD	CHURCH & DWIGHT INC COM
CHDN	CHURCHILL DOWNS INC COM
CHE	CHEMED CORP NEW COM
CHEF	CHEFS WHSE INC COM
CHEK	CHECK CAP LTD SHS
CHEKZ	CHECK CAP LTD WT C EXP 050323
CHFW	CONSONANCE HFW ACQUISITION COR SHS CL A
CHFW+	CONSONANCE HFW ACQUISITION COR WT EXP 102825
CHFW=	CONSONANCE HFW ACQUISITION COR UNIT EXP
CHGG	CHEGG INC COM
CHGX	ETF SER SOLUTIONS CHANG FIN US LRG
CHH	CHOICE HOTELS INTL INC COM
CHI	CALAMOS CONV OPPORTUNITIES & I SH BEN INT
CHIC	GLOBAL X FDS MSCI CHINA COMMU
CHIE	GLOBAL X FDS MSCI CHINA ENRGY
CHIH	GLOBAL X FDS MSCI CHINA HC
CHII	GLOBAL X FDS MSCI CHINA INDST
CHIK	GLOBAL X FDS MSCI CHINA IT
CHIL	GLOBAL X FDS MSCI CHINA LRG
CHIM	GLOBAL X FDS MSCI CHINA MATRL
CHIQ	GLOBAL X FDS MSCI CHINA CNSMR
CHIR	GLOBAL X FDS MSCI CHINA RE
CHIS	GLOBAL X FDS MSCI CHINA CON
CHIU	GLOBAL X FDS MSCI CHINA UTL
CHIX	GLOBAL X FDS MSCI CHINA FINCL
CHK	CHESAPEAKE ENERGY CORP COM
CHKEL	CHESAPEAKE ENERGY CORP WT C EXP 090226
CHKEW	CHESAPEAKE ENERGY CORP WT CL A EX
CHKEZ	CHESAPEAKE ENERGY CORP WT CL B EX
CHKP	CHECK POINT SOFTWARE TECH LTD ORD
CHMA	CHIASMA INC COM

CHMG	CHEMUNG FINL CORP COM
CHMI	CHERRY HILL MTG INVT CORP COM
CHMI-A	CHERRY HILL MTG INVT CORP 8.20% CUM PFD A
CHMI-B	CHERRY HILL MTG INVT CORP 8.250 CUM PFD B
CHN	CHINA FD INC COM
CHNA	ETF SER SOLUTIONS LONCAR CHINA BIO
CHNG	CHANGE HEALTHCARE INC COM
CHNGU	CHANGE HEALTHCARE INC UNIT 06/30/22
CHNR	CHINA NATURAL RESOURCES INC COM
CHPM	CHP MERGER CORP COM CL A
CHPMU	CHP MERGER CORP UNIT EXP 112224
CHPMW	CHP MERGER CORP WT EXP 112224
CHPT	CHARGEPOINT HOLDINGS INC COM CL A
CHPT+	CHARGEPOINT HOLDINGS INC WT EXP 072526
CHRA	CHARAH SOLUTIONS INC COM
CHRS	COHERUS BIOSCIENCES INC COM
CHRW	C H ROBINSON WORLDWIDE INC COM NEW
CHS	CHICOS FAS INC COM
CHSCL	CHS INC CLASS B SER 4
CHSCM	CHS INC RED PFD SER3 CLB
CHSCN	CHS INC PFD B SR 2 RST
CHSCO	CHS INC PFD CL B
CHSCP	CHS INC PFD 8%
CHT	CHUNGHWA TELECOM CO LTD SPON ADR NEW11
CHTR	CHARTER COMMUNICATIONS INC NEW CL A
CHUY	CHUYS HLDGS INC COM
CHW	CALAMOS GBL DYN INCOME FUND COM
CHWY	CHEWY INC CL A
CHX	CHAMPIONX CORPORATION COM
CHY	CALAMOS CONV & HIGH INCOME FD COM SHS
CI	CIGNA CORP NEW COM
CIA	CITIZENS INC CL A
CIB	BANCOLOMBIA S A SPON ADR PREF
CIBR	FIRST TR EXCHANGE TRADED FD II NASDAQ CYB ETF

CID	VICTORY PORTFOLIOS II VCSHS INTL HG DV
CIDM	CINEDIGM CORP COM NEW
CIEN	CIENA CORP COM NEW
CIF	MFS INTER HIGH INCOME FD SH BEN INT
CIG	CIA ENERGETICA DE MINAS GERAIS SP ADR N-V PFD
CIG.C	CIA ENERGETICA DE MINAS GERAIS SPONSORED ADR
CIGI	COLLIERS INTL GROUP INC SUB VTG SHS
CIH	CHINA INDEX HLDGS LTD SPNSRD ADS A
CII	BLACKROCK ENHANCD CAP & INM FD COM
CIK	CREDIT SUISSE ASSET MGMT INCOM COM
CIL	VICTORY PORTFOLIOS II VCSHS INTL VOLTY
CIM	CHIMERA INVT CORP COM NEW
CIM-A	CHIMERA INVT CORP PFD SER A
CIM-B	CHIMERA INVT CORP PFD SER B
CIM-C	CHIMERA INVT CORP 7.75% CUM PFD C
CIM-D	CHIMERA INVT CORP 8% PFD CUM SER D
CINF	CINCINNATI FINL CORP COM
CINR	CINER RESOURCES LP COM UNIT LTD
CIO	CITY OFFICE REIT INC COM
CIO-A	CITY OFFICE REIT INC RED PFD SER A
CIR	CIRCOR INTL INC COM
CIT	CIT GROUP INC COM NEW
CIT-B	CIT GROUP INC 5.625 NCUM PFD B
CIVB	CIVISTA BANCSHARES INC COM NO PAR
CIX	COMPX INTL INC CL A
CIXX	CI FINL CORP COM
CIZ	VICTORY PORTFOLIOS II VCSHS DEV ENH VL
CIZN	CITIZENS HLDG CO MISS COM
CJJD	CHINA JO-JO DRUGSTORES INC COM NEW
CKPT	CHECKPOINT THERAPEUTICS INC COM
CKX	CKX LDS INC COM
CL	COLGATE PALMOLIVE CO COM
CLAA	COLONNADE ACQUISITION CORP II SHS CL A
CLAA+	COLONNADE ACQUISITION CORP II WT EXP

CLAA=	COLONNADE ACQUISITION CORP II UNIT
CLAR	CLARUS CORP NEW COM
CLAS	CLASS ACCELERATION CORP COM
CLAS+	CLASS ACCELERATION CORP WT EXP 033128
CLAS=	CLASS ACCELERATION CORP UNIT
CLB	CORE LABORATORIES N V COM
CLBK	COLUMBIA FINL INC COM
CLBR=	COLOMBIER ACQUISITION CORP UNIT
CLBS	CALADRIUS BIOSCIENCES INC COM NEW
CLDB	CORTLAND BANCORP COM
CLDL	DIREXION SHS ETF TR DAILY CLUD BUL2X
CLDR	CLOUDERA INC COM
CLDS	DIREXION SHS ETF TR DAILY CLUD BER2X
CLDT	CHATHAM LODGING TR COM
CLDX	CELLDEX THERAPEUTICS INC NEW COM NEW
CLEU	CHINA LIBERAL ED HLDGS LTD ORD
CLF	CLEVELAND-CLIFFS INC NEW COM
CLFD	CLEARFIELD INC COM
CLGN	COLLPLANT BIOTECHNOLOGIES LTD SHS NEW
CLH	CLEAN HARBORS INC COM
CLI	MACK CALI RLTY CORP COM
CLII	CLIMATE CHANGE CRISIS REAL IMP CL A COM
CLII+	CLIMATE CHANGE CRISIS REAL IMP WT EXP 091525
CLII=	CLIMATE CHANGE CRISIS REAL IMP UNIT EX
CLIM	CLIMATE REAL IMPACT SLUTINS II COM CL A
CLIM+	CLIMATE REAL IMPACT SLUTINS II WT EXP 012926
CLIM=	CLIMATE REAL IMPACT SLUTINS II UNIT
CLIR	CLEARSIGN TECHNOLOGIES CORP COM
CLIX	PROSHARES TR LONG ONLINE SHRT
CLLS	CELLECTIS S A SPON ADS
CLM	CORNERSTONE STRATEGIC VALUE FD COM
CLMT	CALUMET SPECIALTY PRODS PARTNE UT LTD PARTNER
CLNE	CLEAN ENERGY FUELS CORP COM
CLNN	CLENE INC COMMON STOCK

CLNNW	CLENE INC WT EXP 110725
CLOU	GLOBAL X FDS CLOUD COMPUTNG
CLOV	CLOVER HEALTH INVESTMENTS CORP COM CL A
CLOVW	CLOVER HEALTH INVESTMENTS CORP WT EXP 042125
CLPR	CLIPPER RLTY INC COM
CLPS	CLPS INCORPORATION COM
CLPT	CLEARPOINT NEURO INC COM
CLR	CONTINENTAL RES INC COM
CLRB	CELLECTAR BIOSCIENCES INC COM PAR
CLRG	INDEXIQ ETF TR IQ CHAIKIN US
CLRM	CLARIM ACQUISITION CORP COM CL A
CLRMU	CLARIM ACQUISITION CORP UNIT
CLRMW	CLARIM ACQUISITION CORP WT EXP 010526
CLRO	CLEARONE INC COM
CLS	CELESTICA INC SUB VTG SHS
CLSD	CLEARSIDE BIOMEDICAL INC COM
CLSK	CLEANSPARK INC COM NEW
CLSN	CELSION CORP COM PAR NEW
CLTL	INVESCO EXCH TRADED FD TR II TREAS COLATERL
CLVR	CLEVER LEAVES HOLDINGS INC COM
CLVRW	CLEVER LEAVES HOLDINGS INC WT EXP 121825
CLVS	CLOVIS ONCOLOGY INC COM
CLVT	CLARIVATE PLC ORD SHS
CLVT-A	CLARIVATE PLC 5.25% PFD CONV A
CLW	CLEARWATER PAPER CORP COM
CLWT	EURO TECH HOLDINGS CO LTD SHS NEW
CLX	CLOROX CO DEL COM
CLXT	CALYXT INC COM
CM	CANADIAN IMP BK COMM COM
CMA	COMERICA INC COM
CMAX	CAREMAX INC COM CL A
CMAXW	CAREMAX INC WT EXP 060826
CMBM	CAMBIUM NETWORKS CORP SHS
CMBS	ISHARES TR CMBS ETF

CMC	COMMERCIAL METALS CO COM
CMCL	CALEDONIA MNG CORP PLC SHS NEW
CMCM	CHEETAH MOBILE INC ADR
CMCO	COLUMBUS MCKINNON CORP N Y COM
CMCSA	COMCAST CORP NEW CL A
CMCT	CIM COML TR CORP COM NEW
CMCTP	CIM COML TR CORP 5.5% SER L PFD
CMDY	ISHARES U S ETF TR BLOOMBERG ROLL
CME	CME GROUP INC COM
CMF	ISHARES TR CALIF MUN BD ETF
CMG	CHIPOTLE MEXICAN GRILL INC COM
CMI	CUMMINS INC COM
CMII	CM LIFE SCIENCES II INC CL A
CMIIU	CM LIFE SCIENCES II INC UNIT EX 022528
CMIIW	CM LIFE SCIENCES II INC WT EXP 030128
CMLF	CM LIFE SCIENCES INC COM CL A
CMLFU	CM LIFE SCIENCES INC UNIT EXP 090125
CMLFW	CM LIFE SCIENCES INC WT EXP 090427
CMLS	CUMULUS MEDIA INC COM CL A
CMLT	CM LIFE SCIENCES III INC CLASS A COM
CMLTU	CM LIFE SCIENCES III INC UNIT EX 043028
CMLTW	CM LIFE SCIENCES III INC WT EXP 043028
CMMB	CHEMOMAB THERAPEUTICS LTD SPONSORED ADS
CMO	CAPSTEAD MTG CORP COM NO PAR
CMO-E	CAPSTEAD MTG CORP PFD SER E
CMP	COMPASS MINERALS INTL INC COM
CMPI	CHECKMATE PHARMACEUTICALS INC COM
CMPR	CIMPRESS PLC SHS EURO
CMPS	COMPASS PATHWAYS PLC SPONSORED ADS
CMRE	COSTAMARE INC SHS
CMRE-B	COSTAMARE INC PERP PFD SER B
CMRE-C	COSTAMARE INC PERP PFD SER C
CMRE-D	COSTAMARE INC PFD SER D
CMRE-E	COSTAMARE INC 8.87% CUM PFD E

CMRX	CHIMERIX INC COM
CMS	CMS ENERGY CORP COM
CMS-B	CONSUMERS ENERGY CO PFD $4.50
CMSA	CMS ENERGY CORP 5.6% JRSUB NT 78
CMSC	CMS ENERGY CORP 5.875 JR NT 78
CMSD	CMS ENERGY CORP 5.875 NTS 79
CMT	CORE MOLDING TECHNOLOGIES INC COM
CMTL	COMTECH TELECOMMUNICATIONS CP COM NEW
CMU	MFS HIGH YIELD MUN TR SH BEN INT
CN	DBX ETF TR XTRACK MSCI CHNA
CNA	CNA FINL CORP COM
CNAQU	CHARDAN NEXTECH ACQUISITION CORP
CNBKA	CENTURY BANCORPORATION INC CL A NON VTG
CNBS	AMPLIFY ETF TR SEYMOUR CANNBS
CNC	CENTENE CORP DEL COM
CNCE	CONCERT PHARMACEUTICALS INC COM
CNCR	ETF SER SOLUTIONS LONCAR CANCER
CND	CONCORD ACQUISITION CORP COM CL A
CND+	CONCORD ACQUISITION CORP WT EXP 112825
CND=	CONCORD ACQUISITION CORP UNIT EX 112825
CNDT	CONDUENT INC COM
CNET	ZW DATA ACTION TECHNOLOGS INC COM
CNEY	CN ENERGY GROUP INC SHS
CNF	CNFINANCE HLDGS LTD SPON ADS
CNFR	CONIFER HLDGS INC COM
CNFRL	CONIFER HLDGS INC 6.75% SR NT 23
CNHI	CNH INDL N V SHS
CNI	CANADIAN NATL RY CO COM
CNK	CINEMARK HLDGS INC COM
CNMD	CONMED CORP COM
CNNB	CINCINNATI BANCORP INC COM NEW
CNNE	CANNAE HLDGS INC COM
CNO	CNO FINL GROUP INC COM
CNO-A	CNO FINL GROUP INC 5.125% DEB 60

CNOB	CONNECTONE BANCORP INC COM
CNP	CENTERPOINT ENERGY INC COM
CNP-B	CENTERPOINT ENERGY INC DEP RP PFD CV B
CNQ	CANADIAN NAT RES LTD COM
CNR	CORNERSTONE BLDG BRANDS INC COM
CNRG	SPDR SER TR S&P KENSHO CLEAN
CNS	COHEN & STEERS INC COM
CNSL	CONSOLIDATED COMM HLDGS INC COM
CNSP	CNS PHARMACEUTICALS INC COM
CNST	CONSTELLATION PHARMCETICLS INC COM
CNTA	CENTESSA PHARMACEUTICALS PLC SPONSORED ADS
CNTB	CONNECT BIOPHARMA HLDGS LTD ADS
CNTG	CENTOGENE N V COM
CNTY	CENTURY CASINOS INC COM
CNVY	CONVEY HLDG PARENT INC COM
CNX	CNX RES CORP COM
CNXC	CONCENTRIX CORP COM
CNXN	PC CONNECTION INC COM
CNXT	VANECK VECTORS ETF TR CHINAAMC SME CHI
CO	GLOBAL CORD BLOOD CORPORATION SHS
COCP	COCRYSTAL PHARMA INC COM
CODA	CODA OCTOPUS GROUP INC COM NEW
CODI	COMPASS DIVERSIFIED SH BEN INT
CODI-A	COMPASS DIVERSIFIED 7.250% PFD SER A
CODI-B	COMPASS DIVERSIFIED 7.87% CUM PFD B
CODI-C	COMPASS DIVERSIFIED 7.875 CUM PFD C
CODX	CO-DIAGNOSTICS INC COM
COE	CHINA ONLINE ED GROUP SPONSORED ADR
COF	CAPITAL ONE FINL CORP COM
COF-G	CAPITAL ONE FINL CORP DEP SHS PFD G
COF-H	CAPITAL ONE FINL CORP DEP SHS PFD H
COF-I	CAPITAL ONE FINL CORP DP SHS PFD I
COF-J	CAPITAL ONE FINL CORP 4.8 DP SH PF J
COF-K	CAPITAL ONE FINL CORP 4.625 DEP PFD K

COF-L	CAPITAL ONE FINL CORP 4.375% DEP PFD L
COFS	CHOICEONE FINL SVCS INC COM
COG	CABOT OIL & GAS CORP COM
COGT	COGENT BIOSCIENCES INC COM
COHN	COHEN & CO INC NEW COM
COHR	COHERENT INC COM
COHU	COHU INC COM
COIN	COINBASE GLOBAL INC COM CL A
COKE	COCA COLA CONS INC COM
COLB	COLUMBIA BKG SYS INC COM
COLD	AMERICOLD RLTY TR COM
COLI	COLICITY INC COM CL A
COLIU	COLICITY INC UNIT EX 022426
COLIW	COLICITY INC WT EXP 022426
COLL	COLLEGIUM PHARMACEUTICAL INC COM
COLM	COLUMBIA SPORTSWEAR CO COM
COM	DIREXION SHS ETF TR AUSPCE CMD STG
COMB	GRANITESHARES ETF TR BBG COMMD K 1
COMM	COMMSCOPE HLDG CO INC COM
COMP	COMPASS INC CL A
COMS	COMSOVEREIGN HLDG CORP COM NEW
COMSW	COMSOVEREIGN HLDG CORP WT EXP 121825
COMT	ISHARES U S ETF TR GSCI CMDTY STGY
CONE	CYRUSONE INC COM
CONN	CONNS INC COM
CONX	CONX CORP COM CL A
CONXU	CONX CORP UNIT EXP 103027
CONXW	CONX CORP WT EXP 103027
COO	COOPER COS INC COM NEW
COOL	CORNER GROWTH ACQUISITION CORP CL A SHS
COOLU	CORNER GROWTH ACQUISITION CORP UNIT EXP 010127
COOLW	CORNER GROWTH ACQUISITION CORP WT EX
COOP	MR COOPER GROUP INC COM
COP	CONOCOPHILLIPS COM

COPX	GLOBAL X FDS GLOBAL X COPPER
COR	CORESITE RLTY CORP COM
CORE	CORE-MARK HLDG CO INC COM
CORN	TEUCRIUM COMMODITY TR CORN FD SHS
CORP	PIMCO ETF TR INV GRD CRP BD
CORR	CORENERGY INFRASTRUCTURE TR IN COM NEW
CORR-A	CORENERGY INFRASTRUCTURE TR IN DEP SHS REPSTG
CORT	CORCEPT THERAPEUTICS INC COM
COST	COSTCO WHSL CORP NEW COM
COTY	COTY INC COM CL A
COUP	COUPA SOFTWARE INC COM
COUR	COURSERA INC COM
COVA	COVA ACQUISITION CORP CL A SHS
COVAU	COVA ACQUISITION CORP UNIT EX 040121
COVAW	COVA ACQUISITION CORP WT EXP 020526
COW	BARCLAYS BANK PLC ETN LKD 48
COWN	COWEN INC CL A NEW
COWNL	COWEN INC 7.75% SRNT 33
CP	CANADIAN PAC RY LTD COM
CPA	COPA HOLDINGS SA CL A
CPAC	CEMENTOS PACASMAYO S A A SPONSORED ADR
CPARU	CATALYST PARTNRS ACQUISITN CRP UNIT
CPB	CAMPBELL SOUP CO COM
CPE	CALLON PETE CO DEL COM
CPER	UNITED STS COMMODITY INDEX FD CM REP COPP FD
CPF	CENTRAL PAC FINL CORP COM NEW
CPG	CRESCENT PT ENERGY CORP COM
CPHC	CANTERBURY PK HLDG CORP COM
CPHI	CHINA PHARMA HLDGS INC COM
CPI	INDEXIQ ETF TR IQ REAL RTN ETF
CPIX	CUMBERLAND PHARMACEUTICALS INC COM
CPK	CHESAPEAKE UTILS CORP COM
CPLG	COREPOINT LODGING INC COM
CPLP	CAPITAL PRODUCT PARTNERS L P PARTNERSHP UNITS

CPNG	COUPANG INC CL A
CPRI	CAPRI HOLDINGS LIMITED SHS
CPRT	COPART INC COM
CPRX	CATALYST PHARMACEUTICALS INC COM
CPS	COOPER STD HLDGS INC COM
CPSH	CPS TECHNOLOGIES CORP COM
CPSI	COMPUTER PROGRAMS & SYS INC COM
CPSR	CAPSTAR SPL PURP ACQUISITION C COM CL A
CPSR+	CAPSTAR SPL PURP ACQUISITION C WT EXP 070927
CPSR=	CAPSTAR SPL PURP ACQUISITION C UNIT EX 070927
CPSS	CONSUMER PORTFOLIO SVCS INC COM
CPT	CAMDEN PPTY TR SH BEN INT
CPTA	CAPITALA FIN CORP COM NEW
CPTAG	CAPITALA FIN CORP 5.75% NT CV 22
CPTAL	CAPITALA FIN CORP 6% NT 22
CPTK	CROWN PROPTECH ACQUISITIONS SHS CL A
CPTK+	CROWN PROPTECH ACQUISITIONS WT EXP
CPTK=	CROWN PROPTECH ACQUISITIONS UNIT
CPUH	COMPUTE HEALTH ACQUISITIN CORP COM CL A
CPUH+	COMPUTE HEALTH ACQUISITIN CORP WT EXP 012526
CPUH=	COMPUTE HEALTH ACQUISITIN CORP UNIT
CPZ	CALAMOS LNG SHR EQT DYNAMIC TR COM
CQP	CHENIERE ENERGY PARTNERS LP COM UNIT
CQQQ	INVESCO EXCH TRADED FD TR II CHINA TECHNLGY
CR	CRANE CO COM
CRAI	CRA INTL INC COM
CRAK	VANECK VECTORS ETF TR OIL REFINERS ETF
CRBN	ISHARES TR MSCI LW CRB TG
CRBP	CORBUS PHARMACEUTICALS HLDGS I COM
CRC	CALIFORNIA RES CORP COM STOCK
CRCT	CRICUT INC COM CL A
CRD.A	CRAWFORD & CO CL A
CRD.B	CRAWFORD & CO CL B
CRDF	CARDIFF ONCOLOGY INC COM

CREE	CREE INC COM
CREG	CHINA RECYCLING ENERGY CORP COM
CRESW	CRESUD S A C I F Y A WT EXP 030826
CRESY	CRESUD S A C I F Y A SPONSORED ADR
CREX	CREATIVE REALITIES INC COM NEW
CREXW	CREATIVE REALITIES INC WT EXP 110922
CRF	CORNERSTONE TOTAL RETURN FD IN COM
CRH	CRH PLC ADR
CRHC	COHN ROBBINS HOLDINGS CORP COM CL A
CRHC+	COHN ROBBINS HOLDINGS CORP WT EXP 082825
CRHC=	COHN ROBBINS HOLDINGS CORP UNIT EX
CRI	CARTERS INC COM
CRIS	CURIS INC COM NEW
CRK	COMSTOCK RES INC COM
CRKN	CROWN ELECTROKINETICS CORP COM NEW
CRL	CHARLES RIV LABS INTL INC COM
CRM	SALESFORCE COM INC COM
CRMD	CORMEDIX INC COM
CRMT	AMERICAS CAR-MART INC COM
CRNC	CERENCE INC COM
CRNT	CERAGON NETWORKS LTD ORD
CRNX	CRINETICS PHARMACEUTICALS INC COM
CROC	PROSHARES TR II PROSHS U/SHAUS
CRON	CRONOS GROUP INC COM
CROX	CROCS INC COM
CRS	CARPENTER TECHNOLOGY CORP COM
CRSP	CRISPR THERAPEUTICS AG NAMEN AKT
CRSR	CORSAIR GAMING INC COM
CRT	CROSS TIMBERS RTY TR TR UNIT
CRTD	CREATD INC COM
CRTDW	CREATD INC WT EXP 091525
CRTO	CRITEO S A SPONS ADS
CRTX	CORTEXYME INC COM
CRU	CRUCIBLE ACQUISITION CORP COM CL A

CRU+	CRUCIBLE ACQUISITION CORP WT EXP 122625
CRU=	CRUCIBLE ACQUISITION CORP UNIT
CRUS	CIRRUS LOGIC INC COM
CRUZ	ETF SER SOLUTIONS DEFIANCE HTL AIR
CRVL	CORVEL CORP COM
CRVS	CORVUS PHARMACEUTICALS INC COM
CRWD	CROWDSTRIKE HLDGS INC CL A
CRWS	CROWN CRAFTS INC COM
CRY	CRYOLIFE INC COM
CRZN	CORAZON CAPITAL V838 MONOCERO CLASS A ORD SHS
CRZNU	CORAZON CAPITAL V838 MONOCERO UNIT EX 032426
CRZNW	CORAZON CAPITAL V838 MONOCERO WT EXP 032426
CS	CREDIT SUISSE GROUP SPONSORED ADR
CSA	VICTORY PORTFOLIOS II VCSHS US SML CAP
CSAN	COSAN S A ADS
CSB	VICTORY PORTFOLIOS II VCSHS US SMCP HG
CSBR	CHAMPIONS ONCOLOGY INC COM NEW
CSCO	CISCO SYS INC COM
CSCW	COLOR STAR TECHNOLOGY CO LTD SHS NEW
CSD	INVESCO EXCHANGE TRADED FD TR S&P SPIN OFF
CSF	VICTORY PORTFOLIOS II VCSHS US DISCVRY
CSGP	COSTAR GROUP INC COM
CSGS	CSG SYS INTL INC COM
CSII	CARDIOVASCULAR SYS INC DEL COM
CSIQ	CANADIAN SOLAR INC COM
CSL	CARLISLE COS INC COM
CSLT	CASTLIGHT HEALTH INC CL B
CSML	INDEXIQ ETF TR IQ CHAIKIN US
CSOD	CORNERSTONE ONDEMAND INC COM
CSPI	CSP INC COM
CSPR	CASPER SLEEP INC COM
CSQ	CALAMOS STRATEGIC TOTAL RETURN COM SH BEN INT
CSR	CENTERSPACE COM
CSR-C	CENTERSPACE 6.625% CUM PFD C

CSSE	CHICKEN SOUP FOR THE SOUL ENTM CL A
CSSEN	CHICKEN SOUP FOR THE SOUL ENTM 9.5% NT 25
CSSEP	CHICKEN SOUP FOR THE SOUL ENTM 9.75% PFD SER A
CSTA	CONSTELLATION ACQUISITN CORP I SHS CL A
CSTA+	CONSTELLATION ACQUISITN CORP I WT EXP 012928
CSTA=	CONSTELLATION ACQUISITN CORP I UNIT EXP 012928
CSTE	CAESARSTONE LTD ORD SHS
CSTL	CASTLE BIOSCIENCES INC COM
CSTM	CONSTELLIUM SE CL A SHS
CSTR	CAPSTAR FINL HLDGS INC COM
CSU	CAPITAL SR LIVING CORP COM
CSV	CARRIAGE SVCS INC COM
CSWC	CAPITAL SOUTHWEST CORP COM
CSWI	CSW INDUSTRIALS INC COM
CSX	CSX CORP COM
CTA-A	DU PONT E I DE NEMOURS & CO PFD $3.50
CTA-B	DU PONT E I DE NEMOURS & CO PFD $4.50
CTAC	CERBERUS TELECOM ACQUISITION C SHS CL A
CTAC+	CERBERUS TELECOM ACQUISITION C WT EXP
CTAC=	CERBERUS TELECOM ACQUISITION C UNIT EX
CTAQ	CARNEY TECHNOLOGY ACQU CORP II CL A COMMON STK
CTAQU	CARNEY TECHNOLOGY ACQU CORP II UNIT EXP 121025
CTAQW	CARNEY TECHNOLOGY ACQU CORP II WT EXP 113027
CTAS	CINTAS CORP COM
CTBB	QWEST CORP NT
CTBI	COMMUNITY TR BANCORP INC COM
CTDD	QWEST CORP 6.75% NT 57
CTEC	GLOBAL X FDS CLEANTECH ETF
CTEK	CYNERGISTEK INC COM
CTG	COMPUTER TASK GROUP INC COM
CTHR	CHARLES & COLVARD LTD COM
CTIB	YUNHONG CTI LTD COM
CTIC	CTI BIOPHARMA CORP COM
CTK	COOTEK CAYMAN INC SPONSORED ADS

CTLP	CANTALOUPE INC COM
CTLT	CATALENT INC COM
CTMX	CYTOMX THERAPEUTICS INC COM
CTO	CTO RLTY GROWTH INC NEW COM
CTOS	CUSTOM TRUCK ONE SOURCE INC COM CL A
CTOS+	CUSTOM TRUCK ONE SOURCE INC WT EXP 010125
CTR	CLEARBRIDGE MLP AND MIDSTRM TR COM
CTRE	CARETRUST REIT INC COM
CTRM	CASTOR MARITIME INC SHS NEW
CTRN	CITI TRENDS INC COM
CTS	CTS CORP COM
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CL A
CTSO	CYTOSORBENTS CORP COM NEW
CTT	CATCHMARK TIMBER TR INC CL A
CTVA	CORTEVA INC COM
CTXR	CITIUS PHARMACEUTICALS INC COM NEW
CTXRW	CITIUS PHARMACEUTICALS INC WT EXP 080822
CTXS	CITRIX SYS INC COM
CUBA	HERZFELD CARIBBEAN BASIN FD IN COM
CUBB	CUSTOMERS BANCORP INC 5.375% NT 34
CUBE	CUBESMART COM
CUBI	CUSTOMERS BANCORP INC COM
CUBI-C	CUSTOMERS BANCORP INC 7% PFD-C FIX/FLT
CUBI-D	CUSTOMERS BANCORP INC PFD-D FIX/FLT
CUBI-E	CUSTOMERS BANCORP INC PFD CUM SER E
CUBI-F	CUSTOMERS BANCORP INC PFD NONCUM SER F
CUBS	EXCHANGE LISTED FDS TR ASIAN GROWTH CUB
CUE	CUE BIOPHARMA INC COM
CUEN	CUENTAS INC COM NEW
CUENW	CUENTAS INC WT EXP
CUK	CARNIVAL PLC ADR
CULP	CULP INC COM
CURE	DIREXION SHS ETF TR HEALTHCARE BUL
CURI	CURIOSITYSTREAM INC COM CL A

CURIW	CURIOSITYSTREAM INC WT EXP 10142025
CURO	CURO GROUP HOLDINGS CORP COM
CUT	INVESCO EXCH TRADED FD TR II MSCI GBL TIMBR
CUTR	CUTERA INC COM
CUZ	COUSINS PPTYS INC COM NEW
CVA	COVANTA HLDG CORP COM
CVAC	CUREVAC N V COM
CVBF	CVB FINL CORP COM
CVCO	CAVCO INDS INC DEL COM
CVCY	CENTRAL VY CMNTY BANCORP COM
CVE	CENOVUS ENERGY INC COM
CVE+	CENOVUS ENERGY INC WT EXP 010126
CVEO	CIVEO CORP CDA COM NEW
CVET	COVETRUS INC COM
CVGI	COMMERCIAL VEH GROUP INC COM
CVGW	CALAVO GROWERS INC COM
CVI	CVR ENERGY INC COM
CVII	CHURCHILL CAPITAL CORP VII COM CL A
CVII+	CHURCHILL CAPITAL CORP VII WT EXP 022928
CVII=	CHURCHILL CAPITAL CORP VII UNIT
CVLG	COVENANT LOGISTICS GROUP INC CL A
CVLT	COMMVAULT SYS INC COM
CVLY	CODORUS VY BANCORP INC COM
CVM	CEL-SCI CORP COM PAR NEW
CVNA	CARVANA CO CL A
CVR	CHICAGO RIVET & MACH CO COM
CVS	CVS HEALTH CORP COM
CVU	CPI AEROSTRUCTURES INC COM NEW
CVV	CVD EQUIP CORP COM
CVX	CHEVRON CORP NEW COM
CVY	INVESCO EXCHANGE TRADED FD TR ZACKS MULT AST
CW	CURTISS WRIGHT CORP COM
CWB	SPDR SER TR BLMBRG BRC CNVRT
CWBC	COMMUNITY WEST BANCSHARES COM

CWBR	COHBAR INC COM
CWCO	CONSOLIDATED WATER CO INC ORD
CWEB	DIREXION SHS ETF TR DAILY CS 2X SH
CWEN	CLEARWAY ENERGY INC CL C
CWEN.A	CLEARWAY ENERGY INC CL A
CWH	CAMPING WORLD HLDGS INC CL A
CWI	SPDR INDEX SHS FDS MSCI ACWI EXUS
CWK	CUSHMAN WAKEFIELD PLC SHS
CWS	ADVISORSHARES TR ADVISORSHS ETF
CWST	CASELLA WASTE SYS INC CL A
CWT	CALIFORNIA WTR SVC GROUP COM
CX	CEMEX SAB DE CV SPON ADR NEW
CXDC	CHINA XD PLASTICS CO LTD COM
CXDO	CREXENDO INC COM
CXE	MFS HIGH INCOME MUN TR SH BEN INT
CXH	MFS INVT GRADE MUN TR SH BEN INT
CXM	SPRINKLR INC CL A
CXP	COLUMBIA PPTY TR INC COM NEW
CXSE	WISDOMTREE TR CHINADIV EX FI
CXW	CORECIVIC INC COM
CYAD	CELYAD ONCOLOGY SA ADR
CYAN	CYANOTECH CORP COM PAR $0.02
CYB	WISDOMTREE TR CHINESE YUAN FD
CYBE	CYBEROPTICS CORP COM
CYBR	CYBERARK SOFTWARE LTD SHS
CYCC	CYCLACEL PHARMACEUTICALS INC COM
CYCCP	CYCLACEL PHARMACEUTICALS INC PFD CONV EX 6%
CYCN	CYCLERION THERAPEUTICS INC COM
CYD	CHINA YUCHAI INTL LTD COM
CYH	COMMUNITY HEALTH SYS INC NEW COM
CYRN	CYREN LTD SHS
CYRX	CRYOPORT INC COM PAR $0.001
CYT	CYTEIR THERAPEUTICS INC COM
CYTH	CYCLO THERAPEUTICS INC COM NEW

CYTHW	CYCLO THERAPEUTICS INC WT EXP 111425
CYTK	CYTOKINETICS INC COM NEW
CZA	INVESCO EXCHANGE TRADED FD TR ZACKS MID CAP
CZNC	CITIZENS & NORTHN CORP COM
CZR	CAESARS ENTERTAINMENT INC NEW COM
CZWI	CITIZENS CMNTY BANCORP INC MD COM
D	DOMINION ENERGY INC COM
DAC	DANAOS CORPORATION SHS
DADA	DADA NEXUS LTD ADS
DAIO	DATA I O CORP COM
DAKT	DAKTRONICS INC COM
DAL	DELTA AIR LINES INC DEL COM NEW
DALI	FIRST TR EXCHANGE-TRADED FD VI DORSEYWRGT ETF
DAN	DANA INC COM
DAO	YOUDAO INC SPONSORED ADS
DAPP	VANECK VECTORS ETF TR DIGI TRANS ETF
DAR	DARLING INGREDIENTS INC COM
DARE	DARE BIOSCIENCE INC COM
DASH	DOORDASH INC CL A
DAVA	ENDAVA PLC ADS
DAWN	DAY ONE BIOPHARMACEUTICALS INC COM
DAX	GLOBAL X FDS DAX GERMANY ETF
DB	DEUTSCHE BANK A G NAMEN AKT
DBA	INVESCO DB MULTI-SECTOR COMMOD AGRICULTURE FD
DBAW	DBX ETF TR XTRACK MSCI ALL
DBB	INVESCO DB MULTI-SECTOR COMMOD BASE METALS FD
DBC	INVESCO DB COMMDY INDX TRCK FD UNIT
DBD	DIEBOLD NIXDORF INC COM STK
DBDR	ROMAN DBDR TECH ACQUISITION CO COM CL A
DBDRU	ROMAN DBDR TECH ACQUISITION CO UNIT EX 103125
DBDRW	ROMAN DBDR TECH ACQUISITION CO WT EXP 103125
DBE	INVESCO DB MULTI-SECTOR COMMOD ENERGY FD
DBEF	DBX ETF TR XTRACK MSCI EAFE
DBEH	MANAGER DIRECTED PORTFOLIOS IM DBI HEDGE

DBEM	DBX ETF TR XTRACK MSCI EMRG
DBEU	DBX ETF TR XTRACK MSCI EURP
DBEZ	DBX ETF TR XTRACK MSCI EURO
DBGI	DIGITAL BRANDS GROUP INC COM
DBGIW	DIGITAL BRANDS GROUP INC WT EXP 050126
DBGR	DBX ETF TR XTRACK MSCI GRMY
DBI	DESIGNER BRANDS INC CL A
DBJP	DBX ETF TR XTRACK MSCI JAPN
DBL	DOUBLELINE OPPORTUNISTIC CR FD COM
DBLV	ADVISORSHARES TR DOUBLELIN VAL EQ
DBMF	MANAGER DIRECTED PORTFOLIOS IM DBI MNGD FU
DBO	INVESCO DB MULTI-SECTOR COMMOD OIL FD
DBP	INVESCO DB MULTI-SECTOR COMMOD PRECIOUS METAL
DBRG	DIGITALBRIDGE GROUP INC CL A COM
DBRG-G	DIGITALBRIDGE GROUP INC 7.5% CUM PFD G
DBRG-H	DIGITALBRIDGE GROUP INC 7.125% PFD SER H
DBRG-I	DIGITALBRIDGE GROUP INC 7.15% CUM PFD I
DBRG-J	DIGITALBRIDGE GROUP INC 7.125% CUM PFD J
DBS	INVESCO DB MULTI-SECTOR COMMOD SILVER FD
DBTX	DECIBEL THERAPEUTICS INC COM
DBV	INVESCO DB G10 CURRENCY HARVES UNIT
DBVT	DBV TECHNOLOGIES S A SPONSORED ADR
DBX	DROPBOX INC CL A
DCBO	DOCEBO INC COM
DCF	BNY MELLON ALCENTRA GLOBAL CR COM
DCI	DONALDSON INC COM
DCO	DUCOMMUN INC DEL COM
DCOM	DIME CMNTY BANCSHARES INC COM
DCOMP	DIME CMNTY BANCSHARES INC 5.5% NCUM PFD A
DCP	DCP MIDSTREAM LP COM UT LTD PTN
DCP-B	DCP MIDSTREAM LP 7.875 CUM RED B
DCP-C	DCP MIDSTREAM LP 7.95 SR C PFD UT
DCPH	DECIPHERA PHARMACEUTICALS INC COM
DCRB	DECARBONIZATION PLUS ACQU CORP COM CL A

DCRBU	DECARBONIZATION PLUS ACQU CORP UNIT EXP 100225
DCRBW	DECARBONIZATION PLUS ACQU CORP WT EXP 100225
DCRC	DECARBONIZATION PLUS ACQU III CLASS A COM
DCRCU	DECARBONIZATION PLUS ACQU III UNIT EX 031926
DCRCW	DECARBONIZATION PLUS ACQU III WT EXP 031926
DCRN	DECARBONIZATION PLUS ACQU II COM CL A
DCRNU	DECARBONIZATION PLUS ACQU II UNIT EX 011926
DCRNW	DECARBONIZATION PLUS ACQU II WT EXP 011926
DCT	DUCK CREEK TECHNOLOGIES INC SHS
DCTH	DELCATH SYS INC COM NEW
DCUE	DOMINION ENERGY INC UNIT 06/01/22
DD	DUPONT DE NEMOURS INC COM
DDD	3-D SYS CORP DEL COM NEW
DDF	DELAWARE INVTS DIVID & INCOME COM
DDG	PROSHARES TR PSHS SHT OIL&GAS
DDIV	FIRST TR EXCHANGE-TRADED FD VI DORSEYWRIGHT MOM
DDM	PROSHARES TR PSHS ULTRA DOW30
DDMX	DD3 ACQUISITION CORP II COM CL A
DDMXU	DD3 ACQUISITION CORP II UNIT EX
DDMXW	DD3 ACQUISITION CORP II WT EXP 121027
DDOG	DATADOG INC CL A COM
DDS	DILLARDS INC CL A
DDT	DILLARDS CAP TR I CAP SECS 7.5%
DE	DEERE & CO COM
DEA	EASTERLY GOVT PPTYS INC COM
DECK	DECKERS OUTDOOR CORP COM
DEED	FIRST TR EXCHNG TRADED FD VIII TCW SECURITIZED
DEEF	DBX ETF TR XTRACKERS FTSE
DEEP	ETF SER SOLUTIONS ROUNDHILL ACQUI
DEF	INVESCO EXCH TRD SLF IDX FD TR DEFENSIVE EQTY
DEH	D8 HOLDINGS CORP SHS CL A
DEH+	D8 HOLDINGS CORP WT EXP 080527
DEH=	D8 HOLDINGS CORP UNITS
DEI	DOUGLAS EMMETT INC COM

DELL	DELL TECHNOLOGIES INC CL C
DEM	WISDOMTREE TR EMER MKT HIGH FD
DEMZ	ADVISORS INNER CIRCLE FD III DEMCRATIC LG ETF
DEN	DENBURY INC COM
DENN	DENNYS CORP COM
DEO	DIAGEO PLC SPON ADR NEW
DES	WISDOMTREE TR US SMALLCAP DIVD
DESP	DESPEGAR COM CORP ORD SHS
DEUS	DBX ETF TR XTRACKERS RUSSEL
DEW	WISDOMTREE TR GLB HIGH DIV FD
DEX	DELAWARE ENHANCED GLOBAL DIVID COM
DFAC	DIMENSIONAL ETF TRUST US CORE EQUITY 2
DFAE	DIMENSIONAL ETF TRUST EMGR CRE EQT MNG
DFAI	DIMENSIONAL ETF TRUST INTL CORE EQT MK
DFAS	DIMENSIONAL ETF TRUST US SMALL CAP ETF
DFAT	DIMENSIONAL ETF TRUST US TARGETED VLU
DFAU	DIMENSIONAL ETF TRUST US CORE EQT MKT
DFE	WISDOMTREE TR EUROPE SMCP DV
DFEN	DIREXION SHS ETF TR DLY AEROSPC 3X
DFFN	DIFFUSION PHARMACEUTICALS INC COM PAR
DFH	DREAM FINDERS HOMES INC COM CL A
DFIN	DONNELLEY FINL SOLUTIONS INC COM
DFJ	WISDOMTREE TR JP SMALLCP DIV
DFNS	LGL SYS ACQUISITION CORP COM CL A
DFNS+	LGL SYS ACQUISITION CORP WT EXP 111226
DFNS=	LGL SYS ACQUISITION CORP UNIT EX 102424
DFP	FLAHERTY & CRUMRINE DYNAMIC PF SHS
DFPH	DFP HEALTHCARE ACQUISITNS CORP COM CL A
DFPHU	DFP HEALTHCARE ACQUISITNS CORP UNIT EXP 033125
DFPHW	DFP HEALTHCARE ACQUISITNS CORP WT EXP 033125
DFS	DISCOVER FINL SVCS COM
DFUS	DIMENSIONAL ETF TRUST US EQUITY ETF
DG	DOLLAR GEN CORP NEW COM
DGICA	DONEGAL GROUP INC CL A

DGICB	DONEGAL GROUP INC CL B
DGII	DIGI INTL INC COM
DGL	INVESCO DB MULTI-SECTOR COMMOD GOLD FD
DGLY	DIGITAL ALLY INC COM NEW
DGNR	DRAGONEER GROWTH OPPORTUN CORP COM CL A
DGNR+	DRAGONEER GROWTH OPPORTUN CORP WT EXP 081827
DGNR=	DRAGONEER GROWTH OPPORTUN CORP UNIT EX
DGNS	DRAGONEER GROWTH OPPTY CORP II SHS CL A
DGNU	DRAGONEER GROWTH OPT CORP III CL A SHS
DGP	DEUTSCHE BK AG LONDON BRH DB GOLD DBL LNG
DGRE	WISDOMTREE TR EM MKTS QTLY DIV
DGRO	ISHARES TR CORE DIV GRWTH
DGRS	WISDOMTREE TR US S CAP QTY DIV
DGRW	WISDOMTREE TR US QTLY DIV GRT
DGS	WISDOMTREE TR EMG MKTS SMCAP
DGT	SPDR SER TR GLB DOW ETF
DGX	QUEST DIAGNOSTICS INC COM
DGZ	DEUTSCHE BK AG LONDON BRH DB GOLD SHORT
DHBC	DHB CAPITAL CORP CL A COM
DHBCU	DHB CAPITAL CORP UNIT EX 033128
DHBCW	DHB CAPITAL CORP WT EXP 033128
DHC	DIVERSIFIED HEALTHCARE TR COM SH BEN INT
DHCA	DHC ACQUISITION CORP CLASS A ORD SHS
DHCAU	DHC ACQUISITION CORP UNIT EX 022526
DHCAW	DHC ACQUISITION CORP WT EXP 022526
DHCNI	DIVERSIFIED HEALTHCARE TR NT 42
DHCNL	DIVERSIFIED HEALTHCARE TR 6.25% SR NT 46
DHF	BNY MELLON HIGH YIELD STRATEGI SH BEN INT
DHHC	DIAMONDHEAD HOLDINGS CORP CL A
DHHCU	DIAMONDHEAD HOLDINGS CORP UNIT EX 012126
DHHCW	DIAMONDHEAD HOLDINGS CORP WT EXP 012828
DHI	D R HORTON INC COM
DHIL	DIAMOND HILL INVT GROUP INC COM NEW
DHR	DANAHER CORPORATION COM

DHR-A	DANAHER CORPORATION 4.75 MND CV PFD
DHR-B	DANAHER CORPORATION 5% CONV PFD B
DHS	WISDOMTREE TR US HIGH DIVIDEND
DHT	DHT HOLDINGS INC SHS NEW
DHX	DHI GROUP INC COM
DHY	CREDIT SUISSE HIGH YIELD BD FD SH BEN INT
DIA	SPDR DOW JONES INDL AVERAGE ET UT SER 1
DIAL	COLUMBIA ETF TR I DIVERSIFID FXD
DIAX	NUVEEN DOW 30 DYNMC OVERWRT FD SHS
DIBS	1STDIBS COM INC COM
DIG	PROSHARES TR PSHS ULTRA O&G
DILAU	DILA CAPITAL ACQUISITION CORP UNIT
DIM	WISDOMTREE TR INTL MIDCAP DV
DIN	DINE BRANDS GLOBAL INC COM
DIOD	DIODES INC COM
DIS	DISNEY WALT CO COM
DISA	DISRUPTIVE ACQUISITION CORP I CLASS A ORD SHS
DISAU	DISRUPTIVE ACQUISITION CORP I UNIT EX 030626
DISAW	DISRUPTIVE ACQUISITION CORP I WT EXP 030626
DISCA	DISCOVERY INC COM SER A
DISCB	DISCOVERY INC COM SER B
DISCK	DISCOVERY INC COM SER C
DISH	DISH NETWORK CORPORATION CL A
DIT	AMCON DISTRG CO COM NEW
DIV	GLOBAL X FDS GLOBX SUPDV US
DIVA	AGF INVTS TR AGFIQ HEDGED DIV
DIVO	AMPLIFY ETF TR CWP ENHANCED DIV
DIVS	GUINNESS ATKINSON FDS SMARTETFS DIVID
DIVZ	LISTED FD TR TRUESHARES LW VO
DJCB	UBS AG LONDON BRANCH ETRACS BBG CMD
DJCO	DAILY JOURNAL CORP COM
DJD	INVESCO EXCHANGE TRADED FD TR DJ INDL AVG DV
DJP	BARCLAYS BANK PLC DJUBS CMDT ETN36
DK	DELEK US HLDGS INC NEW COM

DKDCA	DATA KNIGHTS ACQUISITION CORP CLASS A COM
DKDCU	DATA KNIGHTS ACQUISITION CORP UNIT EX 050626
DKDCW	DATA KNIGHTS ACQUISITION CORP WT EXP 111127
DKL	DELEK LOGISTICS PARTNERS LP COM UNT RP INT
DKNG	DRAFTKINGS INC COM CL A
DKS	DICKS SPORTING GOODS INC COM
DLA	DELTA APPAREL INC COM
DLB	DOLBY LABORATORIES INC COM CL A
DLCA	DEEP LAKE CAPITAL ACQUSTN CORP CL A SHS
DLCAU	DEEP LAKE CAPITAL ACQUSTN CORP UNIT EX 010426
DLCAW	DEEP LAKE CAPITAL ACQUSTN CORP WT EXP 010426
DLHC	DLH HLDGS CORP COM
DLN	WISDOMTREE TR US LARGECAP DIVD
DLNG	DYNAGAS LNG PARTNERS LP COM UNIT LTD PT
DLNG-A	DYNAGAS LNG PARTNERS LP CUM PFD SER A
DLNG-B	DYNAGAS LNG PARTNERS LP 8.75 SR B PFD UT
DLO	DLOCAL LTD CLASS A COM
DLPN	DOLPHIN ENTMT INC COM NEW
DLR	DIGITAL RLTY TR INC COM
DLR-J	DIGITAL RLTY TR INC 5.250% PFD SER J
DLR-K	DIGITAL RLTY TR INC 5.850 PFD SR K
DLR-L	DIGITAL RLTY TR INC 5.2% CUM PF SR L
DLS	WISDOMTREE TR INTL SMCAP DIV
DLTH	DULUTH HLDGS INC COM CL B
DLTR	DOLLAR TREE INC COM
DLX	DELUXE CORP COM
DLY	DOUBLELINE YIELD OPPORTUNITIES COM
DM	DESKTOP METAL INC COM CL A
DMAC	DIAMEDICA THERAPEUTICS INC COM NEW
DMB	BNY MELLON MUN BD INFRASTRUCTU COM SHS
DMCY	ADVISORS INNER CIRCLE FD III DEMOCRACY INTERN
DMDV	ETF SER SOLUTIONS AAM S&P DEV MK
DMF	BNY MELLON MUN INCOME INC COM
DMLP	DORCHESTER MINERALS LP COM UNIT

DMO	WESTERN ASSET MTG DEFINED OPPO COM
DMRC	DIGIMARC CORP NEW COM
DMRE	TRANSAMERICA ETF TR DELTASHS S&P
DMRI	TRANSAMERICA ETF TR DELTASHS S&P INT
DMRL	TRANSAMERICA ETF TR DELTASHS S&P 500
DMRM	TRANSAMERICA ETF TR DELTASHS S&P 400
DMRS	TRANSAMERICA ETF TR DELTASHS S&P 600
DMS	DIGITAL MEDIA SOLUTIONS INC COM CL A
DMS+	DIGITAL MEDIA SOLUTIONS INC WT EXP 071525
DMTK	DERMTECH INC COM
DMXF	ISHARES TR ESG EAFE ETF
DMYI	DMY TECHNOLOGY GROUP INC III COM CLASS A
DMYI+	DMY TECHNOLOGY GROUP INC III WT EXP
DMYI=	DMY TECHNOLOGY GROUP INC III UNIT EX
DMYQ	DMY TECHNOLOGY GROUP INC IV COM CL A
DMYQ+	DMY TECHNOLOGY GROUP INC IV WT EXP 030426
DMYQ=	DMY TECHNOLOGY GROUP INC IV UNIT
DNAY	CODEX DNA INC COM
DNB	DUN & BRADSTREET HLDGS INC COM
DNL	WISDOMTREE TR GLB US QTLY DIV
DNLI	DENALI THERAPEUTICS INC COM
DNMR	DANIMER SCIENTIFIC INC COM CL A
DNN	DENISON MINES CORP COM
DNOW	NOW INC COM
DNP	DNP SELECT INCOME FD INC COM
DNZ	D AND Z MEDIA ACQUISITION CORP COM CL A
DNZ+	D AND Z MEDIA ACQUISITION CORP WT EXP 012726
DNZ=	D AND Z MEDIA ACQUISITION CORP UNIT
DOC	PHYSICIANS RLTY TR COM
DOCN	DIGITALOCEAN HLDGS INC COM
DOCS	DOXIMITY INC CL A
DOCU	DOCUSIGN INC COM
DOG	PROSHARES TR PSHS SHORT DOW30
DOGZ	DOGNESS INTERNATIONAL CORP COM CL A

DOL	WISDOMTREE TR INTL LRGCAP DV
DOMO	DOMO INC COM CL B
DON	WISDOMTREE TR US MIDCAP DIVID
DOO	WISDOMTREE TR INTL DIV EX FINL
DOOO	BRP INC COM SUN VTG
DOOR	MASONITE INTL CORP COM
DORM	DORMAN PRODS INC COM
DOV	DOVER CORP COM
DOW	DOW INC COM
DOX	AMDOCS LTD SHS
DOYU	DOUYU INTL HLDGS LTD SPONSORED ADS
DPG	DUFF & PHELPS UTLITY AND INFST COM
DPST	DIREXION SHS ETF TR DAILY RGNAL BULL
DPW	AULT GLOBAL HOLDINGS INC COM
DPZ	DOMINOS PIZZA INC COM
DQ	DAQO NEW ENERGY CORP SPNSRD ADS NEW
DRD	DRDGOLD LIMITED SPON ADR REPSTG
DRE	DUKE REALTY CORP COM NEW
DRH	DIAMONDROCK HOSPITALITY CO COM
DRH-A	DIAMONDROCK HOSPITALITY CO 8.25 SR A PFD SH
DRI	DARDEN RESTAURANTS INC COM
DRIO	DARIOHEALTH CORP COM NEW
DRIP	DIREXION SHS ETF TR DLY S&P OIL GAS
DRIV	GLOBAL X FDS AUTONMOUS EV ETF
DRN	DIREXION SHS ETF TR DLY R/E BULL3X
DRNA	DICERNA PHARMACEUTICALS INC COM
DRQ	DRIL-QUIP INC COM
DRRX	DURECT CORP COM
DRTT	DIRTT ENVIRONMENTAL SOLUTIONS COM
DRUA	DOMINION ENERGY INC ENHCD SUB NT16 A
DRV	DIREXION SHS ETF TR DAILY MSCI REAL
DRVN	DRIVEN BRANDS HLDGS INC COM
DRW	WISDOMTREE TR GLB EX US RL EST
DS	DRIVE SHACK INC COM

DS-B	DRIVE SHACK INC PFD SER B
DS-C	DRIVE SHACK INC PFD SER C 8.05%
DS-D	DRIVE SHACK INC PFD SER D 8.375%
DSAC	DUDDELL STREET ACQUISITN CORP CL A
DSACU	DUDDELL STREET ACQUISITN CORP UNIT EXP 102125
DSACW	DUDDELL STREET ACQUISITN CORP WT EX
DSEY	DIVERSEY HLDGS LTD ORD SHS
DSGN	DESIGN THERAPEUTICS INC COM
DSGX	DESCARTES SYS GROUP INC COM
DSI	ISHARES TR MSCI KLD400 SOC
DSKE	DASEKE INC COM
DSKEW	DASEKE INC WT EXP 022722
DSL	DOUBLELINE INCOME SOLUTIONS FD COM
DSM	BNY MELLON STRATEGIC MUN BD FD COM
DSP	VIANT TECHNOLOGY INC COM CL A
DSPC	COLLABORATIVE INVESTMNT SER TR DE SPAC ETF
DSPG	DSP GROUPS INC COM
DSS	DOCUMENT SEC SYS INC COM NEW
DSSI	DIAMOND S SHIPPING INC COM
DSTL	ETF SER SOLUTIONS DISTILLATE US
DSTX	ETF SER SOLUTIONS DISTILLATE INTNL
DSU	BLACKROCK DEBT STRATEGIES FD I COM NEW
DSWL	DESWELL INDS INC COM
DSX	DIANA SHIPPING INC COM
DSX-B	DIANA SHIPPING INC PERP PFD SER B
DT	DYNATRACE INC COM NEW
DTB	DTE ENERGY CO CAL DEB 80
DTD	WISDOMTREE TR US TOTAL DIVIDND
DTE	DTE ENERGY CO COM
DTE#	DTE ENERGY CO COMMON STOCK
DTEA	DAVIDSTEA INC COM
DTEC	ALPS ETF TR DISRUPTIVE TECH
DTF	DTF TAX-FREE INCOME INC COM
DTH	WISDOMTREE TR ITL HIGH DIV FD

DTIL	PRECISION BIOSCIENCES INC COM
DTJ	DTE ENERGY CO JR SUB DEB 76
DTLA-	BROOKFIELD DTLA FD OFFICE TR I PFD SER A 7.625%
DTM#	DT MIDSTREAM INC COMMON STOCK
DTN	WISDOMTREE TR US DIVID EX FNCL
DTOC	DIGITAL TRANSFORMATN OPT CORP CLASS A COM
DTOCU	DIGITAL TRANSFORMATN OPT CORP UNIT EX 033128
DTOCW	DIGITAL TRANSFORMATN OPT CORP WT EXP 033128
DTOX	AMPLIFY ETF TR CLEANER LIVING
DTP	DTE ENERGY CO UNIT 11/01/22
DTSS	DATASEA INC COM NEW
DTST	DATA STORAGE CORP COM NEW
DTSTW	DATA STORAGE CORP WT EXP 051326
DTW	DTE ENERGY CO JR SUB DB 2017 E
DTY	DTE ENERGY CO JR SUB DB 2016 F
DUG	PROSHARES TR ULSHOIL&GASNEW13
DUK	DUKE ENERGY CORP NEW COM NEW
DUK-A	DUKE ENERGY CORP NEW DP REP PFD A
DUKB	DUKE ENERGY CORP NEW 5.625% JR SB DB
DUKH	DUKE ENERGY CORP NEW JR SUB DEB 73
DUNE	DUNE ACQUISITION CORP COM CL A
DUNEU	DUNE ACQUISITION CORP UNIT EXP 102927
DUNEW	DUNE ACQUISITION CORP WT EXP 102927
DUO	FANGDD NETWORK GROUP LTD SPONSORED ADS
DUOT	DUOS TECHNOLOGIES GROUP INC COM
DUSL	DIREXION SHS ETF TR DLY INDL BU 3X
DUST	DIREXION SHS ETF TR DAILY GOLD MINER
DV	DOUBLEVERIFY HLDGS INC COM
DVA	DAVITA INC COM
DVAX	DYNAVAX TECHNOLOGIES CORP COM NEW
DVD	DOVER MOTORSPORTS INC COM
DVLU	FIRST TR EXCHANGE-TRADED FD VI DORSY WRGH VLU
DVN	DEVON ENERGY CORP NEW COM
DVOL	FIRST TR EXCHANGE-TRADED FD VI DORSY WR MOMNT

DVY	ISHARES TR SELECT DIVID ETF
DVYA	ISHARES INC ASIA/PAC DIV ETF
DVYE	ISHARES INC EM MKTS DIV ETF
DWAS	INVESCO EXCH TRADED FD TR II DWA SMLCP MENT
DWAT	ARROW INVTS TR DWA TACTICAL ETF
DWAW	ADVISORSHARES TR DORSY FSM ALCP
DWCR	ARROW INVTS TR DWA COUNTRY ETF
DWEQ	ADVISORSHARES TR DORSY ALPH EQL
DWIN	DELWINDS INS ACQUISITION CORP COM CLS A
DWIN+	DELWINDS INS ACQUISITION CORP WT EXP 080127
DWIN=	DELWINDS INS ACQUISITION CORP UNIT
DWM	WISDOMTREE TR INTL EQUITY FD
DWMC	ADVISORSHARES TR DORSY MICR ETF
DWMF	WISDOMTREE TR INTK MLTIFACTR
DWPP	FIRST TR EXCHANGE-TRADED FD DORSEY WRIGHT PE
DWSH	ADVISORSHARES TR DORSY SHRT ETF
DWSN	DAWSON GEOPHYSICAL CO NEW COM
DWUS	ADVISORSHARES TR DORSY FSM US
DWX	SPDR INDEX SHS FDS S&P INTL ETF
DX	DYNEX CAP INC COM
DX-C	DYNEX CAP INC 6.9% SER C PFD
DXC	DXC TECHNOLOGY CO COM
DXCM	DEXCOM INC COM
DXD	PROSHARES TR PSHS ULDOW30 NEW
DXF	DUNXIN FINL HLDGS LTD SPONSORED ADS
DXGE	WISDOMTREE TR GERMANY HEDEQ FD
DXJ	WISDOMTREE TR JAPN HEDGE EQT
DXJS	WISDOMTREE TR JPN SCAP HDG EQT
DXPE	DXP ENTERPRISES INC COM NEW
DXR	DAXOR CORP COM
DXYN	DIXIE GROUP INC CL A
DY	DYCOM INDS INC COM
DYAI	DYADIC INTL INC DEL COM
DYFN	ANGEL OAK DYNAMIC FINL STRATE COM BEN INT

DYHG	DIREXION SHS ETF TR DYNAMIC HEDGE
DYN	DYNE THERAPEUTICS INC COM
DYNF	BLACKROCK ETF TRUST US EQT FACTOR
DYNS	DYNAMICS SPECIAL PURPOSE CORP CLASS A COM
DYNT	DYNATRONICS CORP COM NEW
DZSI	DZS INC COM
DZZ	DEUTSCHE BK AG LONDON BRH GOLD DOUBLE SHOR
E	ENI S P A SPONSORED ADR
EA	ELECTRONIC ARTS INC COM
EAC	EDIFY ACQUISITION CORP CL A
EACPU	EDIFY ACQUISITION CORP UNIT EX 112525
EACPW	EDIFY ACQUISITION CORP WT EXP 112525
EAD	WELLS FARGO ADVANTAGE INCOME O WF INC OPPTY FD
EAF	GRAFTECH INTL LTD COM
EAGG	ISHARES TR ESG AWR US AGRGT
EAI	ENTERGY ARK INC 1M BD 4.875%66
EAPR	INNOVATOR ETFS TR MSCI EMRNG MKTS
EAR	EARGO INC COM
EARN	ELLINGTON RESIDENTIAL MTG REIT COM SHS BEN INT
EARS	AURIS MEDICAL HOLDING LTD SHS
EASG	DBX ETF TR XTRACKERS MSCI
EAST	EASTSIDE DISTILLING INC COM
EAT	BRINKER INTL INC COM
EATZ	ADVISORSHARES TR RESTAURANT ETF
EB	EVENTBRITE INC COM CL A
EBAC	EUROPEAN BIOTECH ACQUTN CORP CLASS A ORD SHS
EBACU	EUROPEAN BIOTECH ACQUTN CORP UNIT EXP 030926
EBACW	EUROPEAN BIOTECH ACQUTN CORP WT EXP 030626
EBAY	EBAY INC. COM
EBC	EASTERN BANKSHARES INC COM
EBET	ESPORTS TECHNOLOGIES INC COM
EBF	ENNIS INC COM
EBIX	EBIX INC COM NEW
EBIZ	GLOBAL X FDS E COMMERCE ETF

EBLU	MANAGED PORTFOLIO SERIES ECOFIN GBL WATER
EBMT	EAGLE BANCORP MONT INC COM
EBND	SPDR SER TR BLOMBRG BRC EMRG
EBON	EBANG INTL HLDGS INC CL A SHS
EBR	CENTRAIS ELETRICAS BRASILEIRAS SPONSORED ADR
EBR.B	CENTRAIS ELETRICAS BRASILEIRAS SPON ADR PFD B
EBS	EMERGENT BIOSOLUTIONS INC COM
EBSB	MERIDIAN BANCORP INC MD COM
EBTC	ENTERPRISE BANCORP INC MASS COM
EC	ECOPETROL S A SPONSORED ADS
ECC	EAGLE PT CR CO LLC COM
ECCB	EAGLE POINT CREDIT COMPANY INC PFD STK SER B
ECCC	EAGLE POINT CREDIT COMPANY INC 6.50 % SR C TERM
ECCW	EAGLE POINT CREDIT COMPANY INC 6.75% CAL NT 31
ECCX	EAGLE POINT CREDIT COMPANY INC 6.6875% NT 28
ECCY	EAGLE POINT CREDIT COMPANY INC 6.75% NT DE 2027
ECF	ELLSWORTH GROWTH & INCOME FD L COM
ECF-A	ELLSWORTH GROWTH & INCOME FD L 5.25% PFD SER A
ECHO	ECHO GLOBAL LOGISTICS INC COM
ECL	ECOLAB INC COM
ECLN	FIRST TR EXCHANGE-TRADED FD IV EIP CARBON IMP
ECNS	ISHARES TR CHINA SM-CAP ETF
ECOL	US ECOLOGY INC COM
ECOLW	US ECOLOGY INC WT EXP 101723
ECOM	CHANNELADVISOR CORP COM
ECON	COLUMBIA ETF TR II EMRG MARKETS ETF
ECOR	ELECTROCORE INC COM
ECOW	PACER FDS TR EMRG MKT CASH
ECOZ	LISTED FD TR TRUESHS ESG ACTV
ECPG	ENCORE CAP GROUP INC COM
ED	CONSOLIDATED EDISON INC COM
EDAP	EDAP TMS S A SPONSORED ADR
EDC	DIREXION SHS ETF TR DLY EMG MK BL 3X
EDD	MORGAN STANLEY EMERGING MKTS COM

EDF	STONE HBR EMERGING MKTS INCOME COM
EDI	STONE HBR EMERGING MKTS TOTAL COM
EDIT	EDITAS MEDICINE INC COM
EDIV	SPDR INDEX SHS FDS S&P EM MKT DIV
EDN	EMPRESA DIST Y COMERCIAL NORTE SPON ADR
EDOC	GLOBAL X FDS TELMDC&DIG ETF
EDOG	ALPS ETF TR EM SECT DIV DG
EDOW	FIRST TR EXCHANGE TRADED FD DOW 30 EQL WGT
EDR	ENDEAVOR GROUP HLDGS INC CL A COM
EDRY	EURODRY LTD COM
EDSA	EDESA BIOTECH INC COM
EDTK	SKILLFUL CRAFTSMAN ED TECH LTD ORD SHS
EDTX	EDTECHX HOLDINGS ACQU CORP II COM CL A
EDTXU	EDTECHX HOLDINGS ACQU CORP II UNIT EXP 083127
EDTXW	EDTECHX HOLDINGS ACQU CORP II WT EXP 061527
EDU	NEW ORIENTAL ED & TECHNOLOGY G SPON ADR
EDUC	EDUCATIONAL DEV CORP COM
EDUT	GLOBAL X FDS EDUCATION ETF
EDV	VANGUARD WORLD FD EXTENDED DUR
EDZ	DIREXION SHS ETF TR DAILY MSCI EMERG
EEA	EUROPEAN EQUITY FD INC COM
EEFT	EURONET WORLDWIDE INC COM
EEH	SWEDISH EXPT CR CORP ELEMENT USETN22
EEIQ	ELITE EDUCATION GROUP INTL LTD COM
EELV	INVESCO EXCH TRADED FD TR II S&P EMRNG MKTS
EEM	ISHARES TR MSCI EMG MKT ETF
EEMA	ISHARES INC MSCI EM ASIA ETF
EEMD	ETF SER SOLUTIONS AAM S&P EMRG
EEMO	INVESCO EXCH TRADED FD TR II S&P EMRNG MMTM
EEMS	ISHARES INC EM MKT SM-CP ETF
EEMX	SPDR INDEX SHS FDS MSCI EMR MKT ETF
EES	WISDOMTREE TR US SMALLCAP FUND
EET	PROSHARES TR MSCI EMRG ETF
EEV	PROSHARES TR SHT MSCI NEW

EEX	EMERALD HOLDING INC COM
EFA	ISHARES TR MSCI EAFE ETF
EFAS	GLOBAL X FDS MSCI SUPDIV EA
EFAX	SPDR INDEX SHS FDS MSCI EAFE FS ETF
EFC	ELLINGTON FINANCIAL INC COM
EFC-A	ELLINGTON FINANCIAL INC 6.75% SER A PFD
EFIV	SPDR SER TR S&P 500 ESG ETF
EFIX	FIRST TR EXCHNG TRADED FD VIII TCW EMERGING MKT
EFL	EATON VANCE FLOATING RATE 2022 COM
EFO	PROSHARES TR ULTR MSCI ETF
EFOI	ENERGY FOCUS INC COM
EFR	EATON VANCE SR FLTNG RTE TR COM
EFSC	ENTERPRISE FINL SVCS CORP COM
EFT	EATON VANCE FLTING RATE INC TR COM
EFU	PROSHARES TR ULSH MSCIEAF NEW
EFX	EQUIFAX INC COM
EFZ	PROSHARES TR PSHS SH MSCI EAF
EGAN	EGAIN CORP COM NEW
EGBN	EAGLE BANCORP INC MD COM
EGF	BLACKROCK ENHANCED GOVT FD INC COM
EGGF=	EG ACQUISITION CORP UNIT
EGHT	8X8 INC NEW COM
EGLE	EAGLE BULK SHIPPING INC COM
EGLX	ENTHUSIAST GAMING HLDGS INC COM
EGO	ELDORADO GOLD CORP NEW COM
EGP	EASTGROUP PPTYS INC COM
EGPT	VANECK VECTORS ETF TR EGYPT INDX ETF
EGRX	EAGLE PHARMACEUTICALS INC COM
EGY	VAALCO ENERGY INC COM NEW
EH	EHANG HLDGS LTD ADS
EHC	ENCOMPASS HEALTH CORP COM
EHI	WESTERN ASSET GBL HIGH INC FD COM
EHTH	EHEALTH INC COM
EIC	EAGLE POINT INCOME COMPANY INC COM

EIDO	ISHARES TR MSCI INDONIA ETF
EIG	EMPLOYERS HLDGS INC COM
EIGR	EIGER BIOPHARMACEUTICALS INC COM
EIM	EATON VANCE MUN BD FD COM
EINC	VANECK VECTORS ETF TR ENERGY INCOME
EIRL	ISHARES TR MSCI IRELAND ETF
EIS	ISHARES INC MSCI ISRAEL ETF
EIX	EDISON INTL COM
EJAN	INNOVATOR ETFS TR MSCI EMGR MKT
EJFA	EJF ACQUISITION CORP CL A SHS
EJFAU	EJF ACQUISITION CORP UNIT EX 031026
EJFAW	EJF ACQUISITION CORP WT EXP 031026
EJH	E-HOME HOUSEHOLD SVC HLDGS LTD ORD SHS
EJUL	INNOVATOR ETFS TR MSCI EMGR MKT
EKAR	EXCHANGE TRADED CONCEPTS TR LINK NXTGEN VEHI
EKSO	EKSO BIONICS HLDGS INC COM
EL	LAUDER ESTEE COS INC CL A
ELA	ENVELA CORP COM
ELAN	ELANCO ANIMAL HEALTH INC COM
ELAT	ELANCO ANIMAL HEALTH INC UNIT 02/01/23
ELC	ENTERGY LA LLC COLLATERAL TR MT
ELD	WISDOMTREE TR EM LCL DEBT FD
ELDN	ELEDON PHARMACEUTICALS INC COM
ELEV	ELEVATION ONCOLOGY INC COM
ELF	E L F BEAUTY INC COM
ELLO	ELLOMAY CAPITAL LIMITED SHS
ELMD	ELECTROMED INC COM
ELMS	ELECTRIC LAST MILE SOLUTNS INC CLASS A COM
ELMSW	ELECTRIC LAST MILE SOLUTNS INC WT EXP 082427
ELOX	ELOXX PHARMACEUTICALS INC COM
ELP	COMPANHIA PARANAENSE ENERG COP SPON ADS
ELS	EQUITY LIFESTYLE PPTYS INC COM
ELSE	ELECTRO-SENSORS INC COM
ELTK	ELTEK LTD SHS

ELVT	ELEVATE CREDIT INC COM
ELY	CALLAWAY GOLF CO COM
ELYS	ELYS GAME TECHNOLOGY CORP COM
EM	SMART SH GLOBAL LTD ADS
EMAG	VANECK VECTORS ETF TR EMERGING MKTS AG
EMAN	EMAGIN CORP COM NEW
EMB	ISHARES TR JPMORGAN USD EMG
EMBD	GLOBAL X FDS X EMERGING MKT
EMBH	ISHARES U S ETF TR INT RT HD EMRG
EMCB	WISDOMTREE TR WSDM EMKTBD FD
EMCF	EMCLAIRE FINL CORP COM
EMD	WESTERN ASSET EMERGING MKTS DE COM
EME	EMCOR GROUP INC COM
EMF	TEMPLETON EMERGING MKTS FD COM
EMFM	GLOBAL X FDS MSCI NXT EMRNG
EMHC	SPDR SER TR BLOOMBERG BRCLY
EMIF	ISHARES TR EMGR MKT INF ETF
EMKR	EMCORE CORP COM NEW
EML	EASTERN CO COM
EMLC	VANECK VECTORS ETF TR JP MORGAN MKTS
EMLP	FIRST TR EXCHANGE-TRADED FD IV NO AMER ENERGY
EMMF	WISDOMTREE TR EMGRING MKTS
EMN	EASTMAN CHEM CO COM
EMNT	PIMCO ETF TR ENHANCD SHORT
EMO	CLEARBRIDGE ENERGY MIDSTRM OPP COM
EMP	ENTERGY MISSISSIPPI LLC 4.90 1ST BD 66
EMPW	EMPOWER LTD CL A COM
EMPW+	EMPOWER LTD WT EX 113027
EMPW=	EMPOWER LTD UNIT EX
EMQQ	EXCHANGE TRADED CONCEPTS TR EMQQ EM INTERN
EMR	EMERSON ELEC CO COM
EMSG	DBX ETF TR XTKR MSCI EMRG
EMTY	PROSHARES TR DECLINE RETAIL
EMX	EMX RTY CORP COM

EMXC	ISHARES INC MSCI EMRG CHN
EMXF	ISHARES TR EGSADVNCDMSCI EM
ENB	ENBRIDGE INC COM
ENBA	ENBRIDGE INC 6.375 SNT18 B 78
ENBL	ENABLE MIDSTREAM PARTNERS LP COM UNIT RP IN
ENDP	ENDO INTL PLC SHS
ENFA	890 5TH AVE PARTNERS INC COM CL A
ENFAU	890 5TH AVE PARTNERS INC UNIT EX 011226
ENFAW	890 5TH AVE PARTNERS INC WT EXP 011226
ENFR	ALPS ETF TR ALERIAN ENERGY
ENG	ENGLOBAL CORP COM
ENIA	ENEL AMERICAS S A SPONSORED ADR
ENIC	ENEL CHILE S.A. SPONSORED ADR
ENJ	ENTERGY NEW ORLEANS LLC 1ST MTG 5% 52
ENLC	ENLINK MIDSTREAM LLC COM UNIT REP LTD
ENLV	ENLIVEX THERAPEUTICS LTD COM
ENNV	ECP ENVIRONMENTAL GW OPT CORP COM CL A
ENNVU	ECP ENVIRONMENTAL GW OPT CORP UNIT EX 030126
ENNVW	ECP ENVIRONMENTAL GW OPT CORP WT EXP 030126
ENO	ENTERGY NEW ORLEANS LLC 1ST MTG BD 66
ENOB	ENOCHIAN BIOSCIENCES INC COM
ENPC	EXECUTIVE NETWORK PARTNERING C CL A
ENPC+	EXECUTIVE NETWORK PARTNERING C WT EXP 092528
ENPC=	EXECUTIVE NETWORK PARTNERING C UNIT EX
ENPH	ENPHASE ENERGY INC COM
ENR	ENERGIZER HLDGS INC NEW COM
ENR-A	ENERGIZER HLDGS INC NEW 7.5 MCNV PFD A
ENS	ENERSYS COM
ENSG	ENSIGN GROUP INC COM
ENSV	ENSERVCO CORP COM NEW
ENTA	ENANTA PHARMACEUTICALS INC COM
ENTG	ENTEGRIS INC COM
ENTR	ENTREPRENEURSHARES SERIES TRUS ERSHARES
ENTX	ENTERA BIO LTD SHS

ENTXW	ENTERA BIO LTD WT EXP 070223
ENV	ENVESTNET INC COM
ENVA	ENOVA INTL INC COM
ENVB	ENVERIC BIOSCIENCES INC COM NEW
ENVI	ENVIRONMENTAL IMPACT ACQU CORP COM CL A
ENVIU	ENVIRONMENTAL IMPACT ACQU CORP UNIT EX 110525
ENVIW	ENVIRONMENTAL IMPACT ACQU CORP WT EXP 093027
ENX	EATON VANCE NEW YORK MUN BD FD COM
ENZ	ENZO BIOCHEM INC COM
ENZL	ISHARES TR NEW ZEALAND ETF
EOD	WELLS FARGO GLOBAL DIVID OPPOR COM
EOG	EOG RES INC COM
EOI	EATON VANCE ENHANCED EQUITY IN COM
EOLS	EVOLUS INC COM
EOS	EATON VANCE ENHANCED EQUITY IN COM
EOSE	EOS ENERGY ENTERPRISES INC COM CL A
EOSEW	EOS ENERGY ENTERPRISES INC WT EXP 050626
EOT	EATON VANCE NATL MUN OPPORT TR COM SHS
EP-C	EL PASO ENERGY CAP TR I PFD CV TR SEC 28
EPAC	ENERPAC TOOL GROUP CORP CL A COM
EPAM	EPAM SYS INC COM
EPAY	BOTTOMLINE TECH DEL INC COM
EPC	EDGEWELL PERS CARE CO COM
EPD	ENTERPRISE PRODS PARTNERS L P COM
EPHE	ISHARES TR MSCI PHILIPS ETF
EPHY	EPIPHANY TECHNOLOGY ACQUISIT COM CL A
EPHYU	EPIPHANY TECHNOLOGY ACQUISIT UNIT EX
EPHYW	EPIPHANY TECHNOLOGY ACQUISIT WT EXP 011226
EPI	WISDOMTREE TR INDIA ERNGS FD
EPIX	ESSA PHARMA INC COM NEW
EPM	EVOLUTION PETE CORP COM
EPOL	ISHARES TR MSCI POLAND ETF
EPP	ISHARES INC MSCI PAC JP ETF
EPR	EPR PPTYS COM SH BEN INT

EPR-C	EPR PPTYS PFD C CV 5.75%
EPR-E	EPR PPTYS CONV PFD 9% SR E
EPR-G	EPR PPTYS 5.750% CUM PFD G
EPRE	FIRST TR EXCHNG TRADED FD VIII TCW ESG PREMIER
EPRT	ESSENTIAL PPTYS RLTY TR INC COM
EPS	WISDOMTREE TR US LARGECAP FUND
EPSN	EPSILON ENERGY LTD COM
EPU	ISHARES TR MSCI PERU ETF
EPV	PROSHARES TR ULTSHT FTSE EURO
EPWR	EMPOWERMENT & INCLUSION CAPITA COM CL A
EPWR+	EMPOWERMENT & INCLUSION CAPITA WT EXP 011228
EPWR=	EMPOWERMENT & INCLUSION CAPITA UNIT
EPZM	EPIZYME INC COM
EQ	EQUILLIUM INC COM
EQAL	INVESCO EXCH TRADED FD TR II RUSEL 1000 EQL
EQBK	EQUITY BANCSHARES INC COM CL A
EQC	EQUITY COMWLTH COM SH BEN INT
EQC-D	EQUITY COMWLTH 6.5% CNV PFD D
EQD	EQUITY DISTR ACQUISITION CORP COM CL A
EQD+	EQUITY DISTR ACQUISITION CORP WT EXP 090925
EQD=	EQUITY DISTR ACQUISITION CORP UNIT EX 090925
EQH	EQUITABLE HLDGS INC COM
EQH-A	EQUITABLE HLDGS INC 5.25% DPRP PFD A
EQH-C	EQUITABLE HLDGS INC 4.300% DEP PFD C
EQHA	EQ HEALTH ACQUISITION CORP COM CL A
EQHA+	EQ HEALTH ACQUISITION CORP WT EXP 020228
EQHA=	EQ HEALTH ACQUISITION CORP UNIT EXP 020228
EQIX	EQUINIX INC COM
EQL	ALPS ETF TR EQUAL SEC ETF
EQNR	EQUINOR ASA SPONSORED ADR
EQOP	NATIXIS ETF TRUST II US EQUITY OPPORT
EQOS	DIGINEX LIMITED SHS
EQR	EQUITY RESIDENTIAL SH BEN INT
EQRR	PROSHARES TR EQTS FOR RISIN

EQS	EQUUS TOTAL RETURN INC COM
EQT	EQT CORP COM
EQWL	INVESCO EXCHANGE TRADED FD TR S&P 100 EQL WIGH
EQX	EQUINOX GOLD CORP COM
ERC	WELLS FARGO ADV MULTI SCTR INC COM
ERES	EAST RES ACQUISITION CO COM CL A
ERESU	EAST RES ACQUISITION CO UNIT EX 070127
ERESW	EAST RES ACQUISITION CO WT EXP 070127
ERF	ENERPLUS CORP COM
ERH	WELLS FARGO UTILITIES AND HIGH WF UTILITIES INC
ERIC	ERICSSON ADR B SEK 10
ERIE	ERIE INDTY CO CL A
ERII	ENERGY RECOVERY INC COM
ERJ	EMBRAER S.A. SPONSORED ADS
ERM	FIRST TR EXCHNG TRADED FD VIII EQUITYCOMPASS
ERO	ERO COPPER CORP COM
ERSX	ENTREPRENEURSHARES SERIES TRUS ERSHARES NEXTGEN
ERTH	INVESCO EXCHANGE TRADED FD TR INVESCO MSCI
ERUS	ISHARES INC MSCI RUSSIA ETF
ERX	DIREXION SHS ETF TR DLY ENRGY BULL2X
ERY	DIREXION SHS ETF TR DAILY ENERGY BEA
ERYP	ERYTECH PHARMA SPONSORED ADR
ES	EVERSOURCE ENERGY COM
ESBA	EMPIRE ST RLTY OP L P UNIT LTD PRTNSP
ESBK	ELMIRA SVGS BK ELMIRA N Y COM
ESCA	ESCALADE INC COM
ESE	ESCO TECHNOLOGIES INC COM
ESEA	EUROSEAS LTD SHS
ESGA	AMERICAN CENTY ETF TR SUSTAINABLE EQTY
ESGC	EROS STX GLOBAL CORPORATION SHS NEW
ESGD	ISHARES TR ESG AW MSCI EAFE
ESGE	ISHARES INC ESG AWR MSCI EM
ESGN	COLUMBIA ETF TR I SUSTNBLE INTL
ESGR	ENSTAR GROUP LIMITED SHS

ESGRO	ENSTAR GROUP LTD 7% DP RP PFD E
ESGRP	ENSTAR GROUP LTD DEP SHS PFD D
ESGS	COLUMBIA ETF TR I SUSTANABLE US
ESGU	ISHARES TR ESG AWR MSCI USA
ESI	ELEMENT SOLUTIONS INC COM
ESLT	ELBIT SYS LTD ORD
ESM	ESM ACQUISITION CORPORATION SHS CL A
ESM+	ESM ACQUISITION CORPORATION WT EXP 020226
ESM=	ESM ACQUISITION CORPORATION UNIT
ESNG	DIREXION SHS ETF TR MSCI USA ESG
ESNT	ESSENT GROUP LTD COM
ESP	ESPEY MFG & ELECTRS CORP COM
ESPO	VANECK VECTORS ETF TR VIDEO GAMING
ESPR	ESPERION THERAPEUTICS INC NEW COM
ESQ	ESQUIRE FINL HLDGS INC COM
ESRT	EMPIRE ST RLTY TR INC CL A
ESS	ESSEX PPTY TR INC COM
ESSA	ESSA BANCORP INC COM
ESSC	EAST STONE ACQUISITION CORP SHS
ESSCR	EAST STONE ACQUISITION CORP RT
ESSCU	EAST STONE ACQUISITION CORP UNIT EX 123126
ESSCW	EAST STONE ACQUISITION CORP WT 123126
ESTA	ESTABLISHMENT LABS HLDGS INC COM
ESTC	ELASTIC N V ORD SHS
ESTE	EARTHSTONE ENERGY INC CL A
ESXB	COMMUNITY BANKERS TR CORP COM
ET	ENERGY TRANSFER L P COM UT LTD PTN
ET-C	ENERGY TRANSFER L P 7.375% PFD SR C
ET-D	ENERGY TRANSFER L P 7.625 PFD UNIT D
ET-E	ENERGY TRANSFER L P 7.60% CUM PFD E
ETAC	E MERGE TECHNOLOGY ACQUISITION COM CL A
ETACU	E MERGE TECHNOLOGY ACQUISITION UNIT EX 073025
ETACW	E MERGE TECHNOLOGY ACQUISITION WT EXP 073025
ETB	EATON VANCE TAX MNGED BUY WRIT COM

ETG	EATON VANCE TX ADV GLBL DIV FD COM
ETH	ETHAN ALLEN INTERIORS INC COM
ETHO	ETF MANAGERS TR ETHO CLIMATE LEA
ETI-	ENTERGY TEXAS INC 5.375% PFD A
ETJ	EATON VANCE RISK-MANAGED DIVER COM
ETN	EATON CORP PLC SHS
ETNB	89BIO INC COM
ETO	EATON VANCE TAX-ADVANTAGED GLO COM
ETON	ETON PHARMACEUTICALS INC COM
ETR	ENTERGY CORP NEW COM
ETRN	EQUITRANS MIDSTREAM CORP COM
ETSY	ETSY INC COM
ETTX	ENTASIS THERAPEUTICS HLDGS INC COM
ETV	EATON VANCE TAX-MANAGED BUY- W COM
ETW	EATON VANCE TAX-MANAGED GLOBAL COM
ETWO	E2OPEN PARENT HOLDINGS INC COM CL A
ETWO+	E2OPEN PARENT HOLDINGS INC WT EXP 020426
ETX	EATON VANCE MUN INCOME 2028 TE SHS
ETY	EATON VANCE TAX-MANAGED DIVERS COM
EUCR	EUCRATES BIOMEDICAL ACQU CORP SHS
EUCRU	EUCRATES BIOMEDICAL ACQU CORP UNIT EXP 102327
EUCRW	EUCRATES BIOMEDICAL ACQU CORP WT EXP 102327
EUDG	WISDOMTREE TR EURO QTLY DIV GR
EUFN	ISHARES TR MSCI EURO FL ETF
EUFX	PROSHARES TR II PROSHS SHT EUR
EUM	PROSHARES TR PSHS SH MSCI EMR
EUO	PROSHARES TR II ULTRASHRT EURO
EURL	DIREXION SHS ETF TR DLY FTS BUL 3X
EURN	EURONAV NV SHS
EUSA	ISHARES INC MSCI EQUAL WEITE
EUSB	ISHARES TR ESG ADV TTL USD
EUSC	WISDOMTREE TR EUR HDG SMLCAP
EUSG	EUROPEAN SUSTAINABLE GROWTH AC CL A SHS
EUSGU	EUROPEAN SUSTAINABLE GROWTH AC UNIT EX 011824

EUSGW	EUROPEAN SUSTAINABLE GROWTH AC WT EXP 012128
EVA	ENVIVA PARTNERS LP COM UNIT
EVAX	EVAXION BIOTECH A S ADS
EVBG	EVERBRIDGE INC COM
EVBN	EVANS BANCORP INC COM NEW
EVC	ENTRAVISION COMMUNICATIONS CP CL A
EVER	EVERQUOTE INC COM CL A
EVF	EATON VANCE SR INCOME TR SH BEN INT
EVFM	EVOFEM BIOSCIENCES INC COM
EVG	EATON VANCE SHORT DURATION DIV COM
EVGN	EVOGENE LTD SHS
EVH	EVOLENT HEALTH INC CL A
EVI	EVI INDS INC COM
EVK	EVER-GLORY INTL GROUP INC COM NEW
EVLO	EVELO BIOSCIENCES INC COM
EVM	EATON VANCE CALIF MUN BD FD COM
EVN	EATON VANCE MUNI INCOME TRUST SH BEN INT
EVOJ	EVO ACQUISITION CORP COM CL A
EVOJU	EVO ACQUISITION CORP UNIT
EVOJW	EVO ACQUISITION CORP WT EXP 010426
EVOK	EVOKE PHARMA INC COM
EVOL	EVOLVING SYS INC COM NEW
EVOP	EVO PMTS INC CL A COM
EVR	EVERCORE INC CLASS A
EVRG	EVERGY INC COM
EVRI	EVERI HLDGS INC COM
EVT	EATON VANCE TAX ADVT DIV INCM COM
EVTC	EVERTEC INC COM
EVV	EATON VANCE LTD DURATION INCOM COM
EVX	VANECK VECTORS ETF TR ENVIRONMENTAL SV
EVY	EATON VANCE NEW YORK MUN INCOM SH BEN INT
EW	EDWARDS LIFESCIENCES CORP COM
EWA	ISHARES INC MSCI AUST ETF
EWBC	EAST WEST BANCORP INC COM

EWC	ISHARES INC MSCI CDA ETF
EWCO	INVESCO EXCHANGE TRADED FD TR S&P 500A EQL
EWD	ISHARES INC MSCI SWEDEN ETF
EWEB	GLOBAL X FDS EMKT INTRNT ECOM
EWG	ISHARES INC MSCI GERMANY ETF
EWH	ISHARES INC MSCI HONG KG ETF
EWI	ISHARES INC MSCI ITALY ETF
EWJ	ISHARES INC MSCI JPN ETF NEW
EWJE	ISHARES TR MSCI JP EQUL
EWJV	ISHARES TR MSCI JP VALUE
EWK	ISHARES INC MSCI BELGIUM ETF
EWL	ISHARES INC MSCI SWITZERLAND
EWM	ISHARES INC MSCI MLY ETF NEW
EWMC	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 EQ
EWN	ISHARES INC MSCI NETHERL ETF
EWO	ISHARES INC MSCI AUSTRIA ETF
EWP	ISHARES INC MSCI SPAIN ETF
EWQ	ISHARES INC MSCI FRANCE ETF
EWRE	INVESCO EXCHANGE TRADED FD TR S&P500 EQL REL
EWS	ISHARES INC MSCI SINGPOR ETF
EWSC	INVESCO EXCHANGE TRADED FD TR S&P SML 600 EQ
EWT	ISHARES INC MSCI TAIWAN ETF
EWTX	EDGEWISE THERAPEUTICS INC COM
EWU	ISHARES TR MSCI UK ETF NEW
EWV	PROSHARES TR ULTSHT MSCI JAP
EWW	ISHARES INC MSCI MEXICO ETF
EWX	SPDR INDEX SHS FDS S&P EMKTSC ETF
EWY	ISHARES INC MSCI STH KOR ETF
EWZ	ISHARES INC MSCI BRAZIL ETF
EWZS	ISHARES TR BRAZIL SM-CP ETF
EXAS	EXACT SCIENCES CORP COM
EXC	EXELON CORP COM
EXD	EATON VANCE TAX MNGD BUY WRITE COM SH BEN INT
EXEL	EXELIXIS INC COM

EXFO	EXFO INC SUB VTG SHS
EXG	EATON VANCE TAX-MANAGED GLOBAL COM
EXI	ISHARES TR GLOB INDSTRL ETF
EXK	ENDEAVOUR SILVER CORP COM
EXLS	EXLSERVICE HOLDINGS INC COM
EXN	EXCELLON RES INC COM
EXP	EAGLE MATLS INC COM
EXPD	EXPEDITORS INTL WASH INC COM
EXPE	EXPEDIA GROUP INC COM NEW
EXPI	EXP WORLD HLDGS INC COM
EXPO	EXPONENT INC COM
EXPR	EXPRESS INC COM
EXR	EXTRA SPACE STORAGE INC COM
EXTN	EXTERRAN CORP COM
EXTR	EXTREME NETWORKS INC COM
EYE	NATIONAL VISION HLDGS INC COM
EYEG	EYEGATE PHARMACEUTICALS INC COM NEW
EYEN	EYENOVIA INC COM
EYES	SECOND SIGHT MED PRODS INC COM NEW
EYESW	SECOND SIGHT MED PRODS INC WT EXP 031424
EYPT	EYEPOINT PHARMACEUTICALS INC COM NEW
EZA	ISHARES INC MSCI STH AFR ETF
EZGO	EZGO TECHNOLOGIES LTD SHS
EZJ	PROSHARES TR UL MSCI JP ETF
EZM	WISDOMTREE TR US MIDCAP FUND
EZPW	EZCORP INC CL A NON VTG
F	FORD MTR CO DEL COM
F-B	FORD MTR CO DEL FXD DUE59
F-C	FORD MTR CO DEL CAL NT 59
FA	FIRST ADVANTAGE CORP NEW COM
FAAR	FIRST TR EXCHANGE TRAD FD VII ALT ABSLT STRG
FAB	FIRST TR MULTI CP VAL ALPHA FD SHS ISSUED FRST
FACA	FIGURE ACQUISITION CORP I COM CL A
FACA+	FIGURE ACQUISITION CORP I WT EXP 033128

FACA=	FIGURE ACQUISITION CORP I UNIT EX 033128
FACT	FREEDOM ACQUISITION I CORP SHS CL A
FACT+	FREEDOM ACQUISITION I CORP WT EXP
FACT=	FREEDOM ACQUISITION I CORP UNIT
FAD	FIRST TR MULTI CAP GROWTH ALPH COM SHS
FAF	FIRST AMERN FINL CORP COM
FALN	ISHARES TR FALN ANGLS USD
FAM	FIRST TR / ABERDEEN GLOBAL OPP COM SHS
FAMI	FARMMI INC SHS
FAN	FIRST TR EXCHANGE-TRADED FD II GBL WND ENRG ETF
FANG	DIAMONDBACK ENERGY INC COM
FANH	FANHUA INC SPONSORED ADR
FARM	FARMER BROS CO COM
FARO	FARO TECHNOLOGIES INC COM
FAS	DIREXION SHS ETF TR DLY FIN BULL NEW
FAST	FASTENAL CO COM
FAT	FAT BRANDS INC COM
FATBP	FAT BRANDS INC 8.25% CUM PFD B
FATBW	FAT BRANDS INC WT EXP 071625
FATE	FATE THERAPEUTICS INC COM
FATT	COLLABORATIVE INVESTMNT SER TR FAT TAIL RISK
FAX	ABERDEEN ASIA-PACIFIC INCOME F COM
FAZ	DIREXION SHS ETF TR DAILY FINL BEAR
FB	FACEBOOK INC CL A
FBC	FLAGSTAR BANCORP INC COM PAR .001
FBGX	UBS AG LONDON BRANCH EN LG CP GRWTH
FBHS	FORTUNE BRANDS HOME & SEC INC COM
FBIO	FORTRESS BIOTECH INC COM
FBIOP	FORTRESS BIOTECH INC 9.375% CUM PFD A
FBIZ	FIRST BUSINESS FINL SVCS INC W COM
FBK	FB FINL CORP COM
FBMS	FIRST BANCSHARES INC MS COM
FBNC	FIRST BANCORP N C COM
FBND	FIDELITY MERRIMACK STR TR TOTAL BD ETF

FBP	FIRST BANCORP P R COM NEW
FBRX	FORTE BIOSCIENCES INC COM
FBT	FIRST TR EXCHANGE-TRADED FD NY ARCA BIOTECH
FBZ	FIRST TR EXCH TRD ALPHDX FD II BRAZIL ALPHADEX
FC	FRANKLIN COVEY CO COM
FCA	FIRST TR EXCH TRD ALPHDX FD II CHINA ALPHADEX
FCAC	FALCON CAPITAL ACQUISITN CORP COM CL A
FCACU	FALCON CAPITAL ACQUISITN CORP UNIT EX 082027
FCACW	FALCON CAPITAL ACQUISITN CORP WT EXP 082027
FCAL	FIRST TR EXCH TRADED FD III CALIF MUN INCM
FCAP	FIRST CAP INC COM
FCAX	FORTRESS CAPITAL ACQUISITION SHS CL A
FCAX+	FORTRESS CAPITAL ACQUISITION WT EXP
FCAX=	FORTRESS CAPITAL ACQUISITION UNIT
FCBC	FIRST CMNTY BANKSHARES INC VA COM
FCBP	FIRST CHOICE BANCORP COM
FCCO	FIRST CMNTY CORP S C COM
FCCY	1ST CONSTITUTION BANCORP COM
FCEF	FIRST TR EXCHNG TRADED FD VIII CEF INCM OPPTY
FCEL	FUELCELL ENERGY INC COM
FCF	FIRST COMWLTH FINL CORP PA COM
FCFS	FIRSTCASH INC COM
FCG	FIRST TR EXCHANGE-TRADED FD NAT GAS ETF
FCN	FTI CONSULTING INC COM
FCNCA	FIRST CTZNS BANCSHARES INC N C CL A
FCNCP	FIRST CTZNS BANCSHARES INC DEL 5.375 DEP PFD A
FCO	ABERDEEN GLOBAL INCOME FD INC COM
FCOM	FIDELITY COVINGTON TRUST MSCI COMMNTN SVC
FCOR	FIDELITY MERRIMACK STR TR CORP BOND ETF
FCPT	FOUR CORNERS PPTY TR INC COM
FCRD	FIRST EAGLE ALTR CAP BDC INC COM
FCRW	FIRST EAGLE ALTR CAP BDC INC 6.125 SR NT 23
FCRX	FIRST EAGLE ALTR CAP BDC INC NT CAL 26
FCT	FIRST TR SR FLTG RATE INCOME F COM

FCVT	FIRST TR EXCHANGE-TRADED FD IV SSI STRG ETF
FCX	FREEPORT-MCMORAN INC CL B
FDBC	FIDELITY D & D BANCORP INC COM
FDD	FIRST TR STOXX EUROPEAN SELECT COMMON SHS
FDEU	FIRST TR DYNAMIC EUROPE EQUITY COM SHS
FDHY	FIDELITY COVINGTON TRUST HIGH YILD ETF
FDIS	FIDELITY COVINGTON TRUST MSCI CONSM DIS
FDIV	FIRST TR EXCHANGE-TRADED FD IV FT STRG INCM ETF
FDL	FIRST TR MORNINGSTAR DIVID LEA SHS
FDLO	FIDELITY COVINGTON TRUST LOW VOLITY ETF
FDM	FIRST TR DOW JONES SELECT MICR COM SHS ANNUAL
FDMO	FIDELITY COVINGTON TRUST MOMENTUM FACTR
FDMT	4D MOLECULAR THERAPEUTICS INC COM
FDN	FIRST TR EXCHANGE-TRADED FD DJ INTERNT IDX
FDNI	FIRST TR EXCHANGE TRADED FD II DJ INTL INTRNT
FDP	FRESH DEL MONTE PRODUCE INC ORD
FDRR	FIDELITY COVINGTON TRUST DIVID ETF RISI
FDS	FACTSET RESH SYS INC COM
FDT	FIRST TR EXCH TRD ALPHDX FD II DEV MRK EX US
FDTS	FIRST TR EXCH TRD ALPHDX FD II EX US SML CP
FDUS	FIDUS INVT CORP COM
FDUSG	FIDUS INVT CORP 5.375% NT 24
FDUSZ	FIDUS INVT CORP 6% NT 24
FDVV	FIDELITY COVINGTON TRUST HIGH DIVID ETF
FDWM	FIDELITY COVINGTON TRUST WOMEN'S LEADER
FDX	FEDEX CORP COM
FE	FIRSTENERGY CORP COM
FEDU	FOUR SEASONS ED CAYMAN INC ADR
FEI	FIRST TR MLP & ENERGY INCOM FD COM
FEIM	FREQUENCY ELECTRS INC COM
FELE	FRANKLIN ELEC INC COM
FEM	FIRST TR EXCH TRD ALPHDX FD II EMERG MKT ALPH
FEMB	FIRST TR EXCH TRADED FD III EME MRK BD ETF
FEMS	FIRST TR EXCH TRD ALPHDX FD II EM SML CP ALPH

FEMY	FEMASYS INC COM
FEN	FIRST TR ENERGY INCOME & GROWT COM
FENC	FENNEC PHARMACEUTICALS INC COM
FENG	PHOENIX NEW MEDIA LTD SPONSORED ADS
FENY	FIDELITY COVINGTON TRUST MSCI ENERGY IDX
FEO	FIRST TR / ABERDEEN EMERGING O COM
FEP	FIRST TR EXCH TRD ALPHDX FD II EUROPE ALPHADEX
FERG	FERGUSON PLC NEW SHS
FET	FORUM ENERGY TECHNOLOGIES INC COM
FEUL	CREDIT SUISSE NASSAU BRANCH FI ENHNCD EUR 50
FEUZ	FIRST TR EXCH TRD ALPHDX FD II EURO ALPHADEX
FEVR	NORTHERN LTS FD TR IV INDPIRE FAITH LR
FEX	FIRST TR LRGE CP CORE ALPHA FD COM SHS
FEYE	FIREEYE INC COM
FEZ	SPDR INDEX SHS FDS EURO STOXX 50
FF	FUTUREFUEL CORP COM
FFA	FIRST TR ENHANCED EQUITY INCOM COM
FFBC	FIRST FINL BANCORP OH COM
FFBW	FFBW INC MD COM
FFC	FLAHERTY & CRUMRINE PFD SECS I COM
FFHL	FUWEI FILMS HLDGS CO LTD SHS NEW
FFIC	FLUSHING FINL CORP COM
FFIN	FIRST FINL BANKSHARES INC COM
FFIU	SPINNAKER ETF SERIES UVA UNCONSTRAIND
FFIV	F5 NETWORKS INC COM
FFNW	FIRST FINANCIAL NORTHWEST INC COM
FFR	FIRST TR FTSE EPRA / NAREIT DE COM
FFTY	INNOVATOR ETFS TR IBD 50 ETF
FFWM	FIRST FNDTN INC COM
FGB	FIRST TR SPECIALTY FIN & FINL COM BEN INTR
FGBI	FIRST GTY BANCSHARES INC COM
FGBIP	FIRST GTY BANCSHARES INC 6.75% DEP PFD A
FGD	FIRST TR EXCHANGE TRADED FD II DJ GLBL DIVID
FGEN	FIBROGEN INC COM

FGF	FG FINANCIAL GROUP INC COM
FGFPP	FG FINANCIAL GROUP INC 8% PFD SER A
FGM	FIRST TR EXCH TRD ALPHDX FD II GERMANY ALPHA
FGNA	FG NEW AMER ACQUISITION CORP COM
FGNA+	FG NEW AMER ACQUISITION CORP WT EXP 083127
FGNA=	FG NEW AMER ACQUISITION CORP UNIT EX 083127
FHB	FIRST HAWAIIAN INC COM
FHI	FEDERATED HERMES INC CL B
FHLC	FIDELITY COVINGTON TRUST MSCI HLTH CARE I
FHN	FIRST HORIZON CORPORATION COM
FHN-A	FIRST HORIZON CORPORATION DEP SHS
FHN-B	FIRST HORIZON CORPORATION DP SHS NCM PFD B
FHN-C	FIRST HORIZON CORPORATION DP SHS NCM PFD C
FHN-D	FIRST HORIZON CORPORATION DP SHS NCM D
FHN-E	FIRST HORIZON CORPORATION 6.50 DP RP PFD E
FHN-F	FIRST HORIZON CORPORATION 4.70% DEP PFD F
FHS	FIRST HIGH SCH ED GROUP CO LTD SPON ADS RP CL A
FHTX	FOGHORN THERAPEUTICS INC COM
FI	FRANKS INTL N V COM
FIBK	FIRST INTST BANCSYSTEM INC COM CL A
FICO	FAIR ISAAC CORP COM
FICS	FIRST TR EXCHANGE-TRADED FD VI INTL DEV STRNGTH
FID	FIRST TR EXCHANGE-TRADED FD VI S&P INTL DIVID
FIDI	FIDELITY COVINGTON TRUST INT HG DIV ETF
FIDU	FIDELITY COVINGTON TRUST MSCI INDL INDX
FIEE	UBS AG LONDON BRANCH ETN LKD 26
FIF	FIRST TR ENERGY INFRASTRCTR FD COM
FIGB	FIDELITY MERRIMACK STR TR INVESTMENT GR BD
FIGS	FIGS INC CL A
FIHD	UBS AG LONDON BRANCH FI ENHANCD ETN
FILL	ISHARES INC GLB ENR PROD ETF
FINM	MARLIN TECHNOLOGY CORP CL A SHS
FINMU	MARLIN TECHNOLOGY CORP UNIT EX
FINMW	MARLIN TECHNOLOGY CORP WT EXP 011226

FINS	ANGEL OAK FINL STRATEGIES INCM COM BEN INT
FINV	FINVOLUTION GROUP SPONSORED ADS
FINX	GLOBAL X FDS FINTECH ETF
FIS	FIDELITY NATL INFORMATION SVCS COM
FISI	FINANCIAL INSTNS INC COM
FISK	EMPIRE ST RLTY OP L P UNIT LTD PRT 250
FISR	SSGA ACTIVE TR SPDR SSGA FXD
FISV	FISERV INC COM
FITB	FIFTH THIRD BANCORP COM
FITBI	FIFTH THIRD BANCORP DEP 1/1000 PFD
FITBO	FIFTH THIRD BANCORP 4.95 DP SH PFD K
FITBP	FIFTH THIRD BANCORP 6% DP SH CL B SR
FITE	SPDR SER TR S&P KENSHO FUTRE
FIV	FIRST TR SR FLOATING RATE 2022 COM SHS
FIVA	FIDELITY COVINGTON TRUST INT VL FCT ETF
FIVE	FIVE BELOW INC COM
FIVG	ETF SER SOLUTIONS DEFIANCE NEXT
FIVN	FIVE9 INC COM
FIW	FIRST TR EXCHANGE TRADED FD WTR ETF
FIX	COMFORT SYS USA INC COM
FIXD	FIRST TR EXCHNG TRADED FD VIII TCW OPPORTUNIS
FIXX	HOMOLOGY MEDICINES INC COM
FIZZ	NATIONAL BEVERAGE CORP COM
FJNK	PACIFIC GLOBAL ETF TR FOCUSD HI YLD
FJP	FIRST TR EXCH TRD ALPHDX FD II JAPAN ALPHADEX
FKU	FIRST TR EXCH TRD ALPHDX FD II UNIT KING ALPH
FKWL	FRANKLIN WIRELESS CORP COM
FL	FOOT LOCKER INC COM
FLAC	FRAZIER LIFESCIENCES ACQU CORP CL A SHS
FLACU	FRAZIER LIFESCIENCES ACQU CORP UNIT EXP 120925
FLACW	FRAZIER LIFESCIENCES ACQU CORP WT EXP 113025
FLAU	FRANKLIN TEMPLETON ETF TR FTSE AUSTRALIA
FLAX	FRANKLIN TEMPLETON ETF TR FRANKLIN ASIA
FLBR	FRANKLIN TEMPLETON ETF TR FTSE BRAZIL

FLC	FLAHERTY & CRUMRINE TOTAL RETU COM
FLCA	FRANKLIN TEMPLETON ETF TR FTSE CANADA
FLCB	FRANKLIN TEMPLETON ETF TR LIBERTY US COR
FLCH	FRANKLIN TEMPLETON ETF TR FTSE CHINA
FLCO	FRANKLIN TEMPLETON ETF TR LIBERTY INVT
FLDM	FLUIDIGM CORP DEL COM
FLEE	FRANKLIN TEMPLETON ETF TR FTSE EUROPE
FLEH	FRANKLIN TEMPLETON ETF TR FTSE EUROPE HG
FLEX	FLEX LTD ORD
FLFR	FRANKLIN TEMPLETON ETF TR FTSE FRANCE
FLGB	FRANKLIN TEMPLETON ETF TR FTSE UNTD KGDM
FLGC	FLORA GROWTH CORP COM
FLGE	CREDIT SUISSE AG NASSAU BRH LG CAP GRTH ENH
FLGR	FRANKLIN TEMPLETON ETF TR FTSE GERMANY
FLGT	FULGENT GENETICS INC COM
FLGV	FRANKLIN TEMPLETON ETF TR US TRESRY BD
FLHK	FRANKLIN TEMPLETON ETF TR FTSE HONG KONG
FLIC	FIRST LONG IS CORP COM
FLIN	FRANKLIN TEMPLETON ETF TR FRANKLIN INDIA
FLIY	FRANKLIN TEMPLETON ETF TR FTSE ITALY ETF
FLJH	FRANKLIN TEMPLETON ETF TR FTSE JAPAN HDG
FLJP	FRANKLIN TEMPLETON ETF TR FTSE JAPAN ETF
FLKR	FRANKLIN TEMPLETON ETF TR FTSE SOUTH KOREA
FLL	FULL HSE RESORTS INC COM
FLLA	FRANKLIN TEMPLETON ETF TR FTSE LATN AMRC
FLLV	FRANKLIN TEMPLETON ETF TR LIBERTY US ETF
FLM	FIRST TR EXCHANGE-TRADED FD II GLOBAL ENGR ETF
FLMB	FRANKLIN TEMPLETON ETF TR LIBERTY FDRL TAX
FLME	FLAME ACQUISITION CORP COM CL A
FLME+	FLAME ACQUISITION CORP WT EXP 022626
FLME=	FLAME ACQUISITION CORP UNIT
FLMI	FRANKLIN TEMPLETON ETF TR LIBERTY FDRL INT
FLMN	FALCON MINERALS CORP CL A COM
FLMNW	FALCON MINERALS CORP WT EXP 072122

FLMX	FRANKLIN TEMPLETON ETF TR FTSE MEXICO
FLN	FIRST TR EXCH TRD ALPHDX FD II LATIN AMER ALP
FLNG	FLEX LNG LTD SHS
FLNT	FLUENT INC COM
FLO	FLOWERS FOODS INC COM
FLOW	SPX FLOW INC COM
FLQD	FRANKLIN TEMPLETON ETF TR LIBERTYQ GBL
FLQE	FRANKLIN TEMPLETON ETF TR LIBERTYQ EMERG
FLQG	FRANKLIN TEMPLETON ETF TR LIBERTYQ EQUTY
FLQH	FRANKLIN TEMPLETON ETF TR LIBERTYQ INTL
FLR	FLUOR CORP NEW COM
FLRG	FIDELITY COVINGTON TRUST FIDELITY US MLTF
FLRN	SPDR SER TR BLOMBERG BRC INV
FLRT	PACIFIC GLOBAL ETF TR GLOBAL SR LN ETF
FLRU	FRANKLIN TEMPLETON ETF TR FRANKLIN RUSIA
FLS	FLOWSERVE CORP COM
FLSA	FRANKLIN TEMPLETON ETF TR FTSE SAUDI ARB
FLSP	FRANKLIN TEMPLETON ETF TR LIBERTY SYSTMT
FLSW	FRANKLIN TEMPLETON ETF TR FRANKLN SWZLND
FLT	FLEETCOR TECHNOLOGIES INC COM
FLTB	FIDELITY MERRIMACK STR TR LTD TRM BD ETF
FLTR	VANECK VECTORS ETF TR INVT GRADE FLTG
FLTW	FRANKLIN TEMPLETON ETF TR FTSE TAIWAN
FLUD	FRANKLIN TEMPLETON ETF TR LIBERTY ULRA SHR
FLUX	FLUX PWR HLDGS INC COM NEW
FLWS	1 800 FLOWERS COM INC CL A
FLXN	FLEXION THERAPEUTICS INC COM
FLXS	FLEXSTEEL INDS INC COM
FLY	FLY LEASING LTD SPONSORED ADR
FLYT	DIREXION SHS ETF TR FLIGHT TO SAFT
FLYW	FLYWIRE CORPORATION COM VTG
FLZA	FRANKLIN TEMPLETON ETF TR FTSE SOUTH AFR
FM	ISHARES INC MSCI FRONTIER
FMAC	FIRSTMARK HORIZON ACQUISITION CL A COM

FMAC+	FIRSTMARK HORIZON ACQUISITION WT EX 092625
FMAC=	FIRSTMARK HORIZON ACQUISITION UNIT EX
FMAO	FARMERS & MERCHANTS BANCORP IN COM
FMAT	FIDELITY COVINGTON TRUST MSCI MATLS INDEX
FMB	FIRST TR EXCH TRADED FD III MANAGD MUN ETF
FMBH	FIRST MID ILL BANCSHARES INC COM
FMBI	FIRST MIDWEST BANCORP DEL COM
FMBIO	FIRST MIDWEST BANCORP DEL 7% DP SH PF C
FMBIP	FIRST MIDWEST BANCORP DEL DP 1/40 NC PPF A
FMC	FMC CORP COM NEW
FMF	FIRST TR EXCHANGE-TRADED FD V MNGD FUTRS STRGY
FMHI	FIRST TR EXCH TRADED FD III MUNI HI INCM ETF
FMIV	FORUM MERGER IV CORP CLASS A COM
FMIVU	FORUM MERGER IV CORP UNIT EX 031528
FMIVW	FORUM MERGER IV CORP WT EXP 031528
FMN	FEDERATED HERMES PREM MUNI INM COM
FMNB	FARMERS NATIONAL BANC CORP COM
FMNY	FIRST TR EXCH TRADED FD III NEW YORK MUNI
FMO	FIDUCIARY CLAYMORE ENGRY INFRA COM
FMS	FRESENIUS MED CARE AG&CO KGAA SPONSORED ADR
FMTX	FORMA THERAPEUTICS HLDGS INC SHS
FMX	FOMENTO ECONOMICO MEXICANO SAB SPON ADR UNITS
FMY	FIRST TR MTG INCOME FD COM SHS
FN	FABRINET SHS
FNB	F N B CORP COM
FNB-E	F N B CORP FLA DEP SHS 1/40 PFD
FNCB	FNCB BANCORP INC COM
FNCH	FINCH THERAPEUTICS GROUP INC COM
FNCL	FIDELITY COVINGTON TRUST MSCI FINLS IDX
FND	FLOOR & DECOR HLDGS INC CL A
FNDA	SCHWAB STRATEGIC TR SCHWAB FDT US SC
FNDB	SCHWAB STRATEGIC TR SCHWAB FDT US BM
FNDC	SCHWAB STRATEGIC TR SCHWB FDT INT SC
FNDE	SCHWAB STRATEGIC TR SCHWB FDT EMK LG

FNDF	SCHWAB STRATEGIC TR SCHWB FDT INT LG
FNDX	SCHWAB STRATEGIC TR SCHWAB FDT US LG
FNF	FIDELITY NATIONAL FINANCIAL IN FNF GROUP COM
FNGD	BANK OF MONTREAL MICROSCTRS 3X
FNGO	BANK OF MONTREAL 2X LEVERAGED
FNGS	BANK MONTREAL QUE NT LKD 38
FNGU	BANK OF MONTREAL MICROSECTORS IDX
FNGZ	BANK OF MONTREAL 2X INVERSE LEV
FNHC	FEDNAT HLDG CO COM
FNI	FIRST TR EXCHANGE TRADED FD CHINDIA ETF
FNK	FIRST TR EXCHANGE-TRADED ALPHA MID CAP VAL FD
FNKO	FUNKO INC COM CL A
FNLC	FIRST BANCORP INC ME COM
FNV	FRANCO NEV CORP COM
FNWB	FIRST NORTHWEST BANCORP COM
FNX	FIRST TR MID CAP CORE ALPHADEX COM SHS
FNY	FIRST TR EXCHANGE-TRADED ALPHA MID CP GR ALPH
FOA	FINANCE OF AMERICA COMPAN COM CL A
FOA+	FINANCE OF AMERICA COMPAN WT EXP 040826
FOCS	FOCUS FINL PARTNERS INC COM CL A
FOE	FERRO CORP COM
FOF	COHEN & STEERS CLOSED-END OPPO COM
FOLD	AMICUS THERAPEUTICS INC COM
FONR	FONAR CORP COM NEW
FOR	FORESTAR GROUP INC COM
FORA	FORIAN INC COM
FORD	FORWARD INDS INC N Y COM NEW
FORE	FORESIGHT ACQUISITION CORP CL A
FOREU	FORESIGHT ACQUISITION CORP UNIT EX 012926
FOREW	FORESIGHT ACQUISITION CORP WT EXP 012926
FORH	ETF OPPORTUNITIES TRUST FORMIDABLE ETF
FORM	FORMFACTOR INC COM
FORR	FORRESTER RESH INC COM
FORTY	FORMULA SYSTEMS 1985 LTD SPONSORED ADS

FOSL	FOSSIL GROUP INC COM
FOUR	SHIFT4 PMTS INC CL A
FOVL	ISHARES TR FOCUSD VAL FAC
FOX	FOX CORP CL B COM
FOXA	FOX CORP CL A COM
FOXF	FOX FACTORY HLDG CORP COM
FOXW	FOXWAYNE ENTERPRIS AQSTN CORP COM CL A
FOXWU	FOXWAYNE ENTERPRIS AQSTN CORP UNIT EXP 011226
FOXWW	FOXWAYNE ENTERPRIS AQSTN CORP WT EXP 011226
FPA	FIRST TR EXCH TRD ALPHDX FD II ASIA EX JAPAN
FPAC	FAR PEAK ACQUISITION CORP SHS CL A
FPAC+	FAR PEAK ACQUISITION CORP WT EXP 120725
FPAC=	FAR PEAK ACQUISITION CORP UNIT
FPAY	FLEXSHOPPER INC COM NEW
FPE	FIRST TR EXCH TRADED FD III PFD SECS INC ETF
FPEI	FIRST TR EXCH TRADED FD III INSTL PFD SECS
FPF	FIRST TR INTER DURATN PFD & IN COM
FPH	FIVE POINT HOLDINGS LLC COM CL A
FPI	FARMLAND PARTNERS INC COM
FPI-B	FARMLAND PARTNERS INC 6% PFD SER B
FPL	FST TR NEW OPPORT MLP & ENE FD COM
FPX	FIRST TR EXCHANGE TRADED FD US EQTY OPPT ETF
FPXE	FIRST TR EXCHANGE TRADED FD II IPOX EUROPE EQ
FPXI	FIRST TR EXCHANGE TRADED FD II INTL EQUITY OPP
FQAL	FIDELITY COVINGTON TRUST QLTY FCTOR ETF
FR	FIRST INDL RLTY TR INC COM
FRA	BLACKROCK FLOATING RATE INCOME COM
FRAF	FRANKLIN FINL SVCS CORP COM
FRAK	VANECK VECTORS ETF TR UNCVTL OIL GAS
FRBA	FIRST BK WILLIAMSTOWN NEW JERS COM
FRBK	REPUBLIC FIRST BANCORP INC COM
FRC	FIRST REP BK SAN FRANCISCO CAL COM
FRC-H	FIRST REP BK SAN FRANCISCO CAL DEP SHS RP PFD H
FRC-I	FIRST REP BK SAN FRANCISCO 5.50% NCUM PFD I

FRC-J	FIRST REP BK SAN FRANCISCO CAL 4.7% DEP RP PF J
FRC-K	FIRST REP BK SAN FRANCISCO CAL 4.125 DEP PFD K
FRC-L	FIRST REP BK SAN FRANCISCO CAL 4.25% DEP PFD L
FRD	FRIEDMAN INDS INC COM
FREE	WHOLE EARTH BRANDS INC COM CL A
FREEW	WHOLE EARTH BRANDS INC WT EXP 062525
FREL	FIDELITY COVINGTON TRUST MSCI RL EST ETF
FREQ	FREQUENCY THERAPEUTICS INC COM
FRG	FRANCHISE GROUP INC COM
FRGAP	FRANCHISE GROUP INC 7.50% CUM PFD A
FRGI	FIESTA RESTAURANT GROUP INC COM
FRHC	FREEDOM HLDG CORP NEV COM
FRI	FIRST TR S&P REIT INDEX FD COM
FRLG	GS FIN CORP MEDIUM TERM NTS
FRLN	FREELINE THERAPEUTICS HLDGS PL SPONSORED ADS
FRME	FIRST MERCHANTS CORP COM
FRO	FRONTLINE LTD SHS NEW
FROG	JFROG LTD ORD SHS
FRON	FRONTIER ACQUISITION CORP CLASS A ORD SHS
FRONU	FRONTIER ACQUISITION CORP UNIT EXP 030126
FRONW	FRONTIER ACQUISITION CORP WT EXP 030426
FRPH	FRP HLDGS INC COM
FRPT	FRESHPET INC COM
FRSG	FIRST RESERVE SUSTAINABLE GWT CLASS A COM
FRSGU	FIRST RESERVE SUSTAINABLE GWT UNIT EX 030526
FRSGW	FIRST RESERVE SUSTAINABLE GWT WT EXP 030526
FRST	PRIMIS FINANCIAL CORP COM
FRSX	FORESIGHT AUTONOMOUS HLDGS LTD SPONSORED ADS
FRT	FEDERAL RLTY INVT TR SH BEN INT NEW
FRT-C	FEDERAL RLTY INVT TR 5% CUM PFD C
FRTA	FORTERRA INC COM
FRTY	THE ALGER ETF TRUST MID CAP 40 ETF
FRW	PWP FORWARD ACQUISITION CORP I CLASS A COM
FRWAU	PWP FORWARD ACQUISITION CORP I UNIT EXP 031026

FRWAW	PWP FORWARD ACQUISITION CORP I WT EXP 031226
FRXB	FOREST ROAD ACQUISITION COR II CL A
FRXB+	FOREST ROAD ACQUISITION COR II WT EXP 011526
FRXB=	FOREST ROAD ACQUISITION COR II UNIT
FSBC	FIVE STAR BANCORP COM
FSBW	FS BANCORP INC COM
FSD	FIRST TR HIGH INCOME LONG / SH COM
FSEA	FIRST SEACOAST BANCORP COM
FSEC	FIDELITY MERRIMACK STR TR INVESTMENT GR SE
FSEWX	FIDELITY SUMMER STR TR NEW ADV SUST EQTY Z
FSFG	FIRST SVGS FINL GROUP INC COM
FSI	FLEXIBLE SOLUTIONS INTL INC COM
FSII	FS DEVELOPMENT CORP II COM CL A
FSK	FS KKR CAP CORP COM
FSLF	FIRST EAGLE SENIOR LOAN FUND COM NEW
FSLR	FIRST SOLAR INC COM
FSLY	FASTLY INC CL A
FSM	FORTUNA SILVER MINES INC COM
FSMB	FIRST TR EXCH TRADED FD III SHRT DUR MNG MUN
FSMD	FIDELITY COVINGTON TRUST SML MID MLTFCT
FSNB	FUSION ACQUISITION CORP II COM CL A
FSNB+	FUSION ACQUISITION CORP II WT EXP 022928
FSNB=	FUSION ACQUISITION CORP II UNIT EX 022928
FSP	FRANKLIN STR PPTYS CORP COM
FSR	FISKER INC CL A COM STK
FSRX	FINSERV ACQUISITION CORP II COM CL A
FSRXU	FINSERV ACQUISITION CORP II UNIT EX 021726
FSRXW	FINSERV ACQUISITION CORP II WT EXP 021726
FSS	FEDERAL SIGNAL CORP COM
FSSI	FORTISTAR SUSTAINABLE SOL CORP COM CL A
FSSIU	FORTISTAR SUSTAINABLE SOL CORP UNIT EX 011426
FSSIW	FORTISTAR SUSTAINABLE SOL CORP WT EXP 011426
FSST	FIDELITY COVINGTON TRUST SUSTAINABILIT US
FST	FAST ACQUISITION CORP COM CL A

FST+	FAST ACQUISITION CORP WT EXP 082527
FST=	FAST ACQUISITION CORP UNIT
FSTA	FIDELITY COVINGTON TRUST CONSMR STAPLES
FSTR	FOSTER L B CO COM
FSTX	F-STAR THERAPEUTICS INC COM
FSV	FIRSTSERVICE CORP NEW COM
FSZ	FIRST TR EXCH TRD ALPHDX FD II SWITZLND ALPHA
FT	FRANKLIN UNVL TR SH BEN INT
FTA	FIRST TR LRG CP VL ALPHADEX FD COM SHS
FTAA	FTAC ATHENA ACQUISITION CORP CL A SHS
FTAAU	FTAC ATHENA ACQUISITION CORP UNIT
FTAAW	FTAC ATHENA ACQUISITION CORP WT EXP 030126
FTAG	FIRST TR EXCHANGE TRADED FD II INDXX GLOBAL AGR
FTAI	FORTRESS TRANS INFRST INVS LLC COM REP LTD LIAB
FTAI-A	FORTRESS TRANS INFRST INVS LLC 8.25% PFD SER A
FTAI-B	FORTRESS TRANS INFRST INVS LLC 8% CUM RED PFD B
FTAI-C	FORTRESS TRANS INFRST INVS LLC 8.25% RED PFD C
FTC	FIRST TRUST LRGCP GWT ALPHADEX COM SHS
FTCH	FARFETCH LTD ORD SH CL A
FTCI	FTC SOLAR INC COM
FTCS	FIRST TR EXCHANGE-TRADED FD CAP STRENGTH ETF
FTCV	FINTECH ACQUISITION CORP V COM CL A
FTCVU	FINTECH ACQUISITION CORP V UNIT EX
FTCVW	FINTECH ACQUISITION CORP V WT EXP 123125
FTDR	FRONTDOOR INC COM
FTEC	FIDELITY COVINGTON TRUST MSCI INFO TECH I
FTEK	FUEL TECH INC COM
FTEV	FINTECH EVOLUTION ACQUIS GROUP SHS CL A
FTEV+	FINTECH EVOLUTION ACQUIS GROUP WT EXP 033128
FTEV=	FINTECH EVOLUTION ACQUIS GROUP UNIT
FTF	FRANKLIN LTD DURATION INCOME T COM
FTFT	FUTURE FINTECH GROUP INC COM
FTGC	FIRST TR EXCHANGE TRAD FD VII FST TR GLB FD
FTHI	FIRST TR EXCHANGE-TRADED FD VI BUYWRIT INCM ETF

FTHM	FATHOM HOLDINGS INC COM
FTHY	FIRST TR HIGH YIELD OPPRT 2027 COM
FTI	TECHNIPFMC PLC COM
FTK	FLOTEK INDS INC DEL COM
FTLB	FIRST TR EXCHANGE-TRADED FD VI HEDGED BUYWRITE
FTLS	FIRST TR EXCH TRADED FD III LNG/SHT EQUITY
FTNT	FORTINET INC COM
FTPA	FTAC PARNASSUS ACQUISITN CORP CLASS A COM
FTPAU	FTAC PARNASSUS ACQUISITN CORP UNIT EX 031026
FTPAW	FTAC PARNASSUS ACQUISITN CORP WT EXP 031026
FTRI	FIRST TR EXCHANGE TRADED FD II INDXX NAT RE ETF
FTS	FORTIS INC COM
FTSD	FRANKLIN ETF TR LIBERTY SHRT ETF
FTSI	FTS INTERNATIONAL INC COM NEW CL A
FTSL	FIRST TR EXCHANGE-TRADED FD IV SENIOR LN FD
FTSM	FIRST TR EXCHANGE-TRADED FD IV FIRST TR ENH NEW
FTV	FORTIVE CORP COM
FTV-A	FORTIVE CORP 5% PFD CNV SER A
FTVIU	FINTECH ACQUISITION CORP VI UNIT EX 062426
FTXD	FIRST TR EXCHANGE-TRADED FD VI NASDAQ RETAIL
FTXG	FIRST TR EXCHANGE-TRADED FD VI NASDQ FOD BVRG
FTXH	FIRST TR EXCHANGE-TRADED FD VI NASDQ PHRMTCLS
FTXL	FIRST TR EXCHANGE-TRADED FD VI NASDQ SEMCNDTR
FTXN	FIRST TR EXCHANGE-TRADED FD VI NASDQ OIL GAS
FTXO	FIRST TR EXCHANGE-TRADED FD VI NASDAQ BK ETF
FTXR	FIRST TR EXCHANGE-TRADED FD VI NASDAQ TRANSN
FUBO	FUBOTV INC COM
FUE	SWEDISH EXPT CR CORP BIOFUELS TTL RTN
FUL	FULLER H B CO COM
FULC	FULCRUM THERAPEUTICS INC COM
FULT	FULTON FINL CORP PA COM
FULTP	FULTON FINL CORP PA DEP PER PFD SR A
FUMB	FIRST TR EXCH TRADED FD III ULTRA SHT DUR MU
FUN	CEDAR FAIR L P DEPOSITRY UNIT

FUNC	FIRST UTD CORP COM
FUND	SPROTT FOCUS TR INC COM
FURY	FURY GOLD MINES LIMITED COM
FUSB	FIRST US BANCSHARES INC COM
FUSE	FUSION ACQUISITION CORP CL A
FUSE+	FUSION ACQUISITION CORP WT EXP 060127
FUSE=	FUSION ACQUISITION CORP UNIT
FUSN	FUSION PHARMACEUTICALS INC COM
FUTU	FUTU HLDGS LTD SPON ADS CL A
FUTY	FIDELITY COVINGTON TRUST MSCI UTILS INDEX
FUV	ARCIMOTO INC COM
FV	FIRST TR EXCHANGE-TRADED FD VI DORSEY WRT 5 ETF
FVAL	FIDELITY COVINGTON TRUST VLU FACTOR ETF
FVAM	5 01 ACQUISITION CORP COM CL A
FVC	FIRST TR EXCHANGE-TRADED FD VI DORSEY WRIGHT
FVCB	FVCBANKCORP INC COM
FVD	FIRST TR VALUE LINE DIVID INDE SHS
FVE	FIVE STAR SENIOR LIVING INC COM NEW
FVIV	FORTRESS VALUE ACQUISI CORP IV COM CL A
FVIV+	FORTRESS VALUE ACQUISI CORP IV WT EXP 031828
FVIV=	FORTRESS VALUE ACQUISI CORP IV UNIT EX 033128
FVRR	FIVERR INTL LTD ORD SHS
FVT	FORTRESS VALUE ACQUIS CORP III COM CL A
FVT+	FORTRESS VALUE ACQUIS CORP III WT EXP 123127
FVT=	FORTRESS VALUE ACQUIS CORP III UNIT
FWAA	FIFTH WALL ACQUISITION CORP I COM CL A
FWAC	FIFTH WALL ACQUISITN CORP III CLASS A ORD SHS
FWDB	ADVISORSHARES TR FOLIOBEYOND SMRT
FWONA	LIBERTY MEDIA CORP DEL COM SER A FRMLA
FWONK	LIBERTY MEDIA CORP DEL COM SER C FRMLA
FWP	FORWARD PHARMA A/S SPONSORD ADS NEW
FWRD	FORWARD AIR CORP COM
FXA	INVESCO CURRENCYSHARES AUSTRAL AUSTRALIAN DOL
FXB	INVESCO CURRENCYSHARES BRIT PO BRIT POUN STRL

FXC	INVESCO CURRENCYSHARES CDN DLR CDN DLR SHS
FXD	FIRST TR EXCHANGE TRADED FD II CONSUMR DISCRE
FXE	INVESCO CURRENCYSHARES EURO TR EURO SHS
FXF	INVESCO CURRENCYSHARES SWISS F SWISS FRANC
FXG	FIRST TR EXCHANGE TRADED FD II CONSUMR STAPLE
FXH	FIRST TR EXCHANGE TRADED FD II HLTH CARE ALPH
FXI	ISHARES TR CHINA LG-CAP ETF
FXL	FIRST TR EXCHANGE TRADED FD II TECH ALPHADEX
FXN	FIRST TR EXCHANGE TRADED FD II ENERGY ALPHADX
FXNC	FIRST NATL CORP COM
FXO	FIRST TR EXCHANGE TRADED FD II FINLS ALPHADEX
FXP	PROSHARES TR ULTSHT FT CH 50
FXR	FIRST TR EXCHANGE TRADED FD II INDLS PROD DUR
FXU	FIRST TR EXCHANGE TRADED FD II UTILITIES ALPH
FXY	INVESCO CURRENCYSHARES JAPANES JAPANESE YEN
FXZ	FIRST TR EXCHANGE TRADED FD II MATERIALS ALPH
FYBR	FRONTIER COMMUNICATIONS PARENT COM
FYC	FIRST TR EXCHANGE-TRADED ALPHA SML CP GRW ALP
FYT	FIRST TR EXCHANGE-TRADED ALPHA SML CAP VAL ALPH
FYX	FIRST TR SML CP CORE ALPHA FD COM SHS
FZT	FAST ACQUISITION CORP II CL A
FZT+	FAST ACQUISITION CORP II WT EXP 031626
FZT=	FAST ACQUISITION CORP II UNIT EX 031626
G	GENPACT LIMITED SHS
GAB	GABELLI EQUITY TR INC COM
GAB-G	GABELLI EQUITY TR INC PFD-G
GAB-H	GABELLI EQUITY TR INC PFD SER H 5.00%
GAB-J	GABELLI EQUITY TR INC PFD CUM SER J
GAB-K	GABELLI EQUITY TR INC 5% CUM PFD SR K
GABC	GERMAN AMERN BANCORP INC COM
GAB^	GABELLI EQUITY TR INC RT
GACQU	GLOBAL CONSUMER ACQUISITN CORP UNIT EX 052126
GAIA	GAIA INC NEW CL A
GAIN	GLADSTONE INVT CORP COM

GAINL	GLADSTONE INVT CORP 6.375% PFD SER E
GAINN	GLADSTONE INVT CORP CAL NT 26
GAL	SSGA ACTIVE ETF TR GLOBL ALLO ETF
GALT	GALECTIN THERAPEUTICS INC COM NEW
GAM	GENERAL AMERN INVS CO INC COM
GAM-B	GENERAL AMERN INVS CO INC PFD B 5.95%
GAMC	GOLDEN ARROW MERGER CORP CLASS A COM
GAMCU	GOLDEN ARROW MERGER CORP UNIT EX 073126
GAMCW	GOLDEN ARROW MERGER CORP WT EXP 073126
GAME	ENGINE MEDIA HLDGS INC COM
GAMR	ETF MANAGERS TR WEDBUSH VID GAME
GAN	GAN LTD SHS
GANX	GAIN THERAPEUTICS INC COM
GAPA	G&P ACQUISITION CORP COM CL A
GAPA+	G&P ACQUISITION CORP WT EXP 022828
GAPA=	G&P ACQUISITION CORP UNIT EX 022828
GASS	STEALTHGAS INC SHS
GATO	GATOS SILVER INC COM
GATX	GATX CORP COM
GAU	GALIANO GOLD INC COM
GAZ	BARCLAYS BK PLC IPATHBBGNATGAS37
GB	GLOBAL BLUE GROUP HOLDING AG ORD SHS
GB+	GLOBAL BLUE GROUP HOLDING AG WT EXP 082825
GBAB	GUGGENHEIM TAXABLE MUNICP BOND COM
GBCI	GLACIER BANCORP INC NEW COM
GBDC	GOLUB CAP BDC INC COM
GBDV	GLOBAL BETA ETF TR SMART INCOME
GBF	ISHARES TR GOV/CRED BD ETF
GBGR	GLOBAL BETA ETF TR RISING STARS
GBIL	GOLDMAN SACHS ETF TR ACCES TREASURY
GBIO	GENERATION BIO CO COM
GBL	GAMCO INVS INC CL A COM
GBLD	INVESCO EXCH TRADED FD TR II MSCI GREEN BUIL
GBLI	GLOBAL INDEMNITY GROUP LLC COM CL A

GBLIL	GLOBAL INDEMNITY GROUP LLC 7.875% SUB NT 47
GBLO	GLOBAL BETA ETF TR LOW BETA ETF
GBNH	GREENBROOK TMS INC COM NEW
GBNY	GENERATIONS BANCORP NY INC COM
GBOX	GREENBOX POS COM NEW
GBR	NEW CONCEPT ENERGY INC COM
GBRG	GOLDENBRIDGE ACQUISITION LTD SHS
GBRGR	GOLDENBRIDGE ACQUISITION LTD RT
GBRGU	GOLDENBRIDGE ACQUISITION LTD UNIT EX 030226
GBRGW	GOLDENBRIDGE ACQUISITION LTD WT EXP 102825
GBS	GBS INC COM
GBT	GLOBAL BLOOD THERAPEUTICS INC COM
GBUG	BARCLAYS BANK PLC PACER IPATH GLD
GBX	GREENBRIER COS INC COM
GCAC	GROWTH CAP ACQUISITION CORP CL A
GCACU	GROWTH CAP ACQUISITION CORP UNIT EX 060127
GCACW	GROWTH CAP ACQUISITION CORP WT EXP 060127
GCBC	GREENE CNTY BANCORP INC COM
GCC	WISDOMTREE TR ENHNCD CMMDTY ST
GCI	GANNETT CO INC COM
GCMG	GCM GROSVENOR INC COM CL A
GCMGW	GCM GROSVENOR INC WT EXP 111725
GCO	GENESCO INC COM
GCOR	GOLDMAN SACHS ETF TR ACCESS US AGRAT
GCP	GCP APPLIED TECHNOLOGIES INC COM
GCV	GABELLI CONV & INC SECS FD INC COM
GD	GENERAL DYNAMICS CORP COM
GDDY	GODADDY INC CL A
GDEN	GOLDEN ENTMT INC COM
GDL	GDL FD COM SH BEN IT
GDL-C	GDL FD 4% CUM PFD SER C
GDMA	ALPHA ARCHITECT ETF TR GADSDN DYN MLT
GDO	WESTERN ASSET GLOBAL CORP DEFI COM
GDOT	GREEN DOT CORP CL A

GDP	GOODRICH PETE CORP COM PAR
GDRX	GOODRX HLDGS INC COM CL A
GDS	GDS HLDGS LTD SPONSORED ADS
GDV	GABELLI DIVID & INCOME TR COM
GDV-G	GABELLI DIVID & INCOME TR 5.25% SR G CUM
GDV-H	GABELLI DIVID & INCOME TR 5.375 SR H CUM P
GDX	VANECK VECTORS ETF TR GOLD MINERS ETF
GDXD	BANK OF MONTREAL MICRSCTR GLD 3X
GDXJ	VANECK VECTORS ETF TR JR GOLD MINERS E
GDXU	BANK OF MONTREAL MICROSCTR 3X LEV
GDYN	GRID DYNAMICS HLDGS INC CL A
GDYNW	GRID DYNAMICS HLDGS INC WT EXP 030525
GE	GENERAL ELECTRIC CO COM
GECC	GREAT ELM CAP CORP COM
GECCL	GREAT ELM CAP CORP 6.5% NT DUE 2022
GECCM	GREAT ELM CAP CORP 6.75% NT 25
GECCN	GREAT ELM CAP CORP CAL NT 24
GECCO	GREAT ELM CAP CORP CAL NT 26
GEF	GREIF INC CL A
GEF.B	GREIF INC CL B
GEG	GREAT ELM GROUP INC COM NEW
GEL	GENESIS ENERGY L P UNIT LTD PARTN
GEM	GOLDMAN SACHS ETF TR ACTIVEBETA EME
GENC	GENCOR INDS INC COM
GENE	GENETIC TECHNOLOGIES LTD NEW SPONSRD ADR
GENI	GENIUS SPORTS LIMITED SHARES CL A
GENI+	GENIUS SPORTS LIMITED WT EXP 043026
GENY	PRINCIPAL EXCHANGE-TRADED FDS PRCPL MIL INDX
GEO	GEO GROUP INC NEW COM
GEOS	GEOSPACE TECHNOLOGIES CORP COM
GER	GOLDMAN SACHS MLP ENERGY RENAI COM
GERM	ETF MANAGERS TR TREATMENTS TSTNG
GERN	GERON CORP COM
GES	GUESS INC COM

GEVO	GEVO INC COM PAR
GF	NEW GERMANY FD INC COM
GFED	GUARANTY FED BANCSHARES INC COM
GFF	GRIFFON CORP COM
GFI	GOLD FIELDS LTD SPONSORED ADR
GFL	GFL ENVIRONMENTAL INC SUB VTG SHS
GFLU	GFL ENVIRONMENTAL INC UNIT 03/15/23
GFOR=	GRAF ACQUISITION CORP IV UNIT 053128
GFX	GOLDEN FALCON ACQUISITION CORP CL A
GFX+	GOLDEN FALCON ACQUISITION CORP WT EXP 110426
GFX=	GOLDEN FALCON ACQUISITION CORP UNIT
GGAL	GRUPO FINANCIERO GALICIA S.A. SPONSORED ADR
GGB	GERDAU SA SPON ADR REP PFD
GGG	GRACO INC COM
GGM	GUGGENHEIM CR ALLOCATION FD COM
GGMC	GLENFARNE MERGER CORP CLASS A COM
GGMCU	GLENFARNE MERGER CORP UNIT EX 031726
GGMCW	GLENFARNE MERGER CORP WT EXP 031726
GGN	GAMCO GLOBAL GOLD NAT RES & COM SH BEN INT
GGN-B	GAMCO GLOBAL GOLD NAT RES & PFD SER B 5.00%
GGO	GABELLI GO ANYWHERE TR COM
GGO-A	GABELLI GO ANYWHERE TR CUM PUTT PFD A
GGPI	GORES GUGGENHEIM INC CLASS A COM
GGPIU	GORES GUGGENHEIM INC UNIT EX 032528
GGPIW	GORES GUGGENHEIM INC WT EXP 032528
GGRW	GABELLI ETFS TRUST GROWTH INNOVATOR
GGT	GABELLI MULTIMEDIA TR INC COM
GGT-E	GABELLI MULTIMEDIA TR INC 5.125% PFD SER E
GGT-G	GABELLI MULTIMEDIA TR INC 5.125% SER G PFD
GGZ	GABELLI GLOBAL SMALL & MID CAP COM
GGZ-A	GABELLI GLOBAL SMALL & MID CAP PFD CUM SER A
GH	GUARDANT HEALTH INC COM
GHAC	GAMING & HOSPITALITY ACQU CORP COM CL A
GHACU	GAMING & HOSPITALITY ACQU CORP UNIT EX 020428

GHACW	GAMING & HOSPITALITY ACQU CORP WT EXP 020428
GHC	GRAHAM HLDGS CO COM CL B
GHG	GREENTREE HOSPITALITY GROUP SPONSORED ADS
GHL	GREENHILL & CO INC COM
GHLD	GUILD HLDGS CO CL A
GHM	GRAHAM CORP COM
GHRS	GH RESEARCH PLC ORDINARY SHARES
GHSI	GUARDION HEALTH SCIENCES INC COM
GHVI	GORES HOLDINGS VI INC COM CL A
GHVIU	GORES HOLDINGS VI INC UNIT EXP 082427
GHVIW	GORES HOLDINGS VI INC WT EXP 082427
GHY	PGIM GLOBAL HIGH YIELD FD FORM COM
GHYB	GOLDMAN SACHS ETF TR ACCESS HIG YLD
GIB	CGI INC CL A SUB VTG
GIC	GLOBAL INDUSTRIAL COMPANY COM
GIFI	GULF IS FABRICATION INC COM
GIG	GIGCAPITAL4 INC COM
GIGB	GOLDMAN SACHS ETF TR ACCESS INVT GR
GIGE	TIDAL ETF TR SOFI GIG ETF
GIGGU	GIGCAPITAL4 INC UNIT
GIGGW	GIGCAPITAL4 INC WT EXP 020826
GIGM	GIGAMEDIA LTD SHS NEW
GII	SPDR INDEX SHS FDS S&P GBLINF ETF
GIII	G III APPAREL GROUP LTD COM
GIIX	GORES HLDGS VIII INC CL A
GIIXU	GORES HLDGS VIII INC UNIT EX 020128
GIIXW	GORES HLDGS VIII INC WT EXP 030128
GIL	GILDAN ACTIVEWEAR INC COM
GILD	GILEAD SCIENCES INC COM
GILT	GILAT SATELLITE NETWORKS LTD SHS NEW
GIM	TEMPLETON GLOBAL INCOME FD COM
GINN	GOLDMAN SACHS ETF TR INNOVAT EQ ETF
GIS	GENERAL MLS INC COM
GIWWU	GIGINTERNATIONAL1 INC UNIT EX 051926

GJH	STRATS TR UTD STS CELLULAR COR STRATS 6.375
GJO	STRATS TR FOR WAL-MART STORES STRT CTF 05-4
GJP	STRATS TR FOR DOMINION RES INC STRT CTF 05-6
GJR	STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1
GJS	STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33
GJT	STRATS TR ALLSTATE CORP 06-3 ASSET BKD
GKOS	GLAUKOS CORP COM
GL	GLOBE LIFE INC COM
GL-C	GLOBE LIFE INC JR SUB DEB 56
GL-D	GLOBE LIFE INC JR SUB DEB 61
GLAD	GLADSTONE CAPITAL CORP COM
GLADL	GLADSTONE CAPITAL CORP 5.375% NT 2024
GLAQ	GLOBIS ACQUISITION CORP COM
GLAQU	GLOBIS ACQUISITION CORP UNIT EXP 110125
GLAQW	GLOBIS ACQUISITION CORP WT EXP 110125
GLBE	GLOBAL E ONLINE LTD SHS
GLBL	CARTESIAN GROWTH CORP CL A SHS
GLBLU	CARTESIAN GROWTH CORP UNIT EX 022628
GLBLW	CARTESIAN GROWTH CORP WT EXP 022628
GLBS	GLOBUS MARITIME LIMITED NEW COM NEW
GLBZ	GLEN BURNIE BANCORP COM
GLCN	VANECK VECTORS ETF TR CHINA GRWTH LEAD
GLD	SPDR GOLD TR GOLD SHS
GLDD	GREAT LAKES DREDGE & DOCK CORP COM
GLDG	GOLDMINING INC COM
GLDI	CREDIT SUISSE AG NASSAU BRH X LINK GOLD SHS
GLDM	WORLD GOLD TR SPDR GLD MINIS
GLEO	GALILEO ACQUISITION CORP SHS
GLEO+	GALILEO ACQUISITION CORP WT EXP 103126
GLEO=	GALILEO ACQUISITION CORP UNIT
GLG	TD HLDGS INC COM
GLHA	GLASS HOUSES ACQUISITION CORP CLASS A COM
GLHAU	GLASS HOUSES ACQUISITION CORP UNIT EX 032528
GLHAW	GLASS HOUSES ACQUISITION CORP WT EXP 032528

GLIF	AGF INVTS TR AGFIQ GBL INFR
GLIN	VANECK VECTORS ETF TR INDIA GRWTH LDR
GLL	PROSHARES TR II ULTRASHRT NEW
GLMD	GALMED PHARMACEUTICALS LTD SHS
GLNG	GOLAR LNG LTD SHS
GLO	CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT
GLOB	GLOBANT S A COM
GLOG-A	GASLOG LTD PFD SHS SER A
GLOP	GASLOG PARTNERS LP UNIT LTD PTNRP
GLOP-A	GASLOG PARTNERS LP PFD UNIT SER A
GLOP-B	GASLOG PARTNERS LP 8.20% PFD UNIT B
GLOP-C	GASLOG PARTNERS LP 8.5 CUM PFD UT C
GLP	GLOBAL PARTNERS LP COM UNITS
GLP-A	GLOBAL PARTNERS LP 9.75 PFD UT SR A
GLP-B	GLOBAL PARTNERS LP 9.50 RED PFD B
GLPG	GALAPAGOS NV SPON ADR
GLPI	GAMING & LEISURE PPTYS INC COM
GLQ	CLOUGH GLOBAL EQUITY FD COM
GLRE	GREENLIGHT CAPITAL RE LTD CLASS A
GLRY	NORTHERN LTS FD TR IV INSPIRE FAITH MD
GLSI	GREENWICH LIFESCIENCES INC COM
GLSPT	GLOBAL SPAC PARTNERS CO SUBUNIT
GLSPU	GLOBAL SPAC PARTNERS CO UNIT EX 031226
GLSPW	GLOBAL SPAC PARTNERS CO WT EXP 113027
GLT	GLATFELTER CORPORATION COM
GLTO	GALECTO INC COM
GLTR	ABERDEEN STD PRECIOUS METALS B PHYSCL PM BASKET
GLU	GABELLI GLOBL UTIL & INCOME TR COM SH BEN INT
GLU-A	GABELLI GLOBL UTIL & INCOME TR PFD A PUTT CAL
GLU-B	GABELLI GLOBL UTIL & INCOME TR 7% CUM SER B
GLUE	MONTE ROSA THERAPEUTICS INC COM
GLV	CLOUGH GLOBAL DIVID & INCOME F COM
GLW	CORNING INC COM
GLYC	GLYCOMIMETICS INC COM

GM	GENERAL MTRS CO COM
GMAB	GENMAB A/S SPONSORED ADS
GMBL	ESPORTS ENTMT GROUP INC COM
GMBLW	ESPORTS ENTMT GROUP INC WT EXP 033125
GMBT	QUEENS GAMBIT GROWTH CAPITAL CL A SHS
GMBTU	QUEENS GAMBIT GROWTH CAPITAL UNIT EX 011926
GMBTW	QUEENS GAMBIT GROWTH CAPITAL WT EXP 011926
GMDA	GAMIDA CELL LTD SHS
GME	GAMESTOP CORP NEW CL A
GMED	GLOBUS MED INC CL A
GMF	SPDR INDEX SHS FDS ASIA PACIF ETF
GMII	GORES METROPOULOS II INC CL A
GMIIU	GORES METROPOULOS II INC UNIT EX 013128
GMIIW	GORES METROPOULOS II INC WT EXP 013128
GMRE	GLOBAL MED REIT INC COM NEW
GMRE-A	GLOBAL MED REIT INC 7.50% CUM PFD A
GMS	GMS INC COM
GMTX	GEMINI THERAPEUTICS INC COM
GMVD	G MED INNOVATIONS HLDGS LTD SHS NEW
GMVDW	G MED INNOVATIONS HLDGS LTD WT EXP 063025
GNAC	GROUP NINE ACQUISITION CORP COM CL A
GNACU	GROUP NINE ACQUISITION CORP UNIT EX 011526
GNACW	GROUP NINE ACQUISITION CORP WT EXP 011526
GNAF	BANK OF MONTREAL INVERSE ETN
GNCA	GENOCEA BIOSCIENCES INC COM NEW
GNE	GENIE ENERGY LTD CL B
GNE-A	GENIE ENERGY LTD PFD-2012-A
GNFT	GENFIT S A ADS
GNK	GENCO SHIPPING & TRADING LTD SHS
GNL	GLOBAL NET LEASE INC COM NEW
GNL-A	GLOBAL NET LEASE INC 7.25% CUM PFD A
GNL-B	GLOBAL NET LEASE INC 6.875% CUM PFD B
GNLN	GREENLANE HLDGS INC CL A
GNMA	ISHARES TR GNMA BOND ETF

GNOG	GOLDEN NUGGET ONLINE GAMIN COM CL A
GNOM	GLOBAL X FDS GENOMIC BIOTECH
GNPK	GENESIS PK ACQUISITION CORP SHS CL A
GNPK+	GENESIS PK ACQUISITION CORP WT EXP 052727
GNPK=	GENESIS PK ACQUISITION CORP UNIT EX
GNPX	GENPREX INC COM
GNR	SPDR INDEX SHS FDS GLB NAT RESRCE
GNRC	GENERAC HLDGS INC COM
GNSS	GENASYS INC COM
GNT	GAMCO NAT RES GOLD & INCOME TR SH BEN INT
GNT-A	GAMCO NAT RES GOLD & INCOME TR 5.20% PFD SER A
GNTX	GENTEX CORP COM
GNTY	GUARANTY BANCSHARES INC TEX COM
GNUS	GENIUS BRANDS INTL INC COM
GNW	GENWORTH FINL INC COM CL A
GO	GROCERY OUTLET HLDG CORP COM
GOAC	GO ACQUISITION CORP COM
GOAC+	GO ACQUISITION CORP WT EXP 083127
GOAC=	GO ACQUISITION CORP UNIT EX 083127
GOAU	ETF SER SOLUTIONS US GBL GLD PRE
GOCO	GOHEALTH INC COM CL A
GOED	1847 GOEDEKER INC COM
GOED+	1847 GOEDEKER INC WT EXP
GOEV	CANOO INC COM CL A
GOEVW	CANOO INC WT EXP 122125
GOEX	GLOBAL X FDS GLOBAL X GOLD EX
GOF	GUGGENHEIM STRATEGIC OPPORTUN COM SBI
GOGL	GOLDEN OCEAN GROUP LTD SHS NEW
GOGO	GOGO INC COM
GOL	GOL LINHAS AEREAS INTELIGENTES SPON ADR PFD NEW
GOLD	BARRICK GOLD CORP COM
GOLF	ACUSHNET HLDGS CORP COM
GOOD	GLADSTONE COMMERCIAL CORP COM
GOODM	GLADSTONE COMMERCIAL CORP PFD SER D

GOODN	GLADSTONE COMMERCIAL CORP 6.625 SR E PFD
GOODO	GLADSTONE COMMERCIAL CORP 6% CUM PFD G
GOOG	ALPHABET INC CAP STK CL C
GOOGL	ALPHABET INC CAP STK CL A
GOOS	CANADA GOOSE HLDGS INC SHS SUB VTG
GORO	GOLD RESOURCE CORP COM
GOSS	GOSSAMER BIO INC COM
GOTU	GAOTU TECHEDU INC SPONSORED ADS
GOVX	GEOVAX LABS INC COM
GOVXW	GEOVAX LABS INC WT EXP 092925
GP	GREENPOWER MTR CO INC COM NEW
GPAC	GLOBAL PARTNER ACQISTN CORP II CL A SHS
GPACU	GLOBAL PARTNER ACQISTN CORP II UNIT EX 010626
GPACW	GLOBAL PARTNER ACQISTN CORP II WT EXP 011428
GPC	GENUINE PARTS CO COM
GPCOU	GOLDEN PATH ACQUISITION CORP UNIT EX 013128
GPI	GROUP 1 AUTOMOTIVE INC COM
GPJA	GEORGIA PWR CO 5% JR SUB NT 77
GPK	GRAPHIC PACKAGING HLDG CO COM
GPL	GREAT PANTHER MNG LTD COM
GPM	GUGGENHEIM ENHANCED EQT INCM COM
GPMT	GRANITE PT MTG TR INC COM STK
GPN	GLOBAL PMTS INC COM
GPOR	GULFPORT ENERGY CORP COMMON SHARES
GPP	GREEN PLAINS PARTNERS LP COM REP PTR IN
GPRE	GREEN PLAINS INC COM
GPRK	GEOPARK LTD USD SHS
GPRO	GOPRO INC CL A
GPS	GAP INC COM
GPX	GP STRATEGIES CORP COM
GQRE	FLEXSHARES TR GLB QLT R/E IDX
GRA	GRACE W R & CO DEL NEW COM
GRAY	GRAYBUG VISION INC COM SHS
GRBK	GREEN BRICK PARTNERS INC COM

GRC	GORMAN RUPP CO COM
GRCL	GRACELL BIOTECHNOLOGIES INC SPONSORED ADS
GRCY	GREENCITY ACQUISITION CORP COM
GRCYU	GREENCITY ACQUISITION CORP UNIT EXP 043026
GRCYW	GREENCITY ACQUISITION CORP WT EXP 042827
GREK	GLOBAL X FDS MSCI GREECE ETF
GRES	INDEXIQ ETF TR IQ GLB RES ETF
GRF	EAGLE CAP GROWTH FD INC COM
GRFS	GRIFOLS S A SP ADR REP B NVT
GRID	FIRST TR EXCHANGE TRADED FD II NASDQ CLN EDGE
GRIL	MUSCLE MAKER INC COM
GRIN	GRINDROD SHIPPING HOLDINGS LTD SHS
GRMN	GARMIN LTD SHS
GRN	BARCLAYS BK PLC ETN 49
GRNB	VANECK VECTORS ETF TR GREEN BD ETF
GRNQ	GREENPRO CAP CORP COM
GRNV	GREENVISION ACQUISITION CORP COM
GRNVR	GREENVISION ACQUISITION CORP RT
GRNVU	GREENVISION ACQUISITION CORP UNIT EX 102824
GRNVW	GREENVISION ACQUISITION CORP WT EXP 102824
GROM	GROM SOCIAL ENTERPRISES INC COM NEW
GROMW	GROM SOCIAL ENTERPRISES INC WT EXP 061726
GROW	U S GLOBAL INVS INC CL A
GROY	GOLD ROYALTY CORP COMMON SHARES
GROY+	GOLD ROYALTY CORP WT EXP
GRP=	GRANITE REAL ESTATE INVT TR STAPLED UNIT
GRPH	GRAPHITE BIO INC COM
GRPN	GROUPON INC COM NEW
GRSV	GORES HLDGS V INC COM CL A
GRSVU	GORES HLDGS V INC UNIT EX
GRSVW	GORES HLDGS V INC WT EXP 080525
GRTS	GRITSTONE BIO INC COM
GRTX	GALERA THERAPEUTICS INC COM
GRU	SWEDISH EXPT CR CORP NT LKD 23

GRUB	JUST EAT TAKEAWAY COM N V SPONSORED ADS
GRVI	GROVE INC COM
GRVY	GRAVITY CO LTD SPONSORED ADS NE
GRWG	GROWGENERATION CORP COM
GRX	GABELLI HLTHCARE & WELLNESS TR SHS
GS	GOLDMAN SACHS GROUP INC COM
GS-A	GOLDMAN SACHS GROUP INC PFD A 1/1000
GS-C	GOLDMAN SACHS GROUP INC PFD 1/1000 C
GS-D	GOLDMAN SACHS GROUP INC SHS D 1/1000
GS-J	GOLDMAN SACHS GROUP INC DEP 1/1000 PFD J
GS-K	GOLDMAN SACHS GROUP INC DEP 1/1000 SER K
GSAH	GS ACQUISITION HLDGS CORP II COM CL A
GSAH+	GS ACQUISITION HLDGS CORP II WT EXP 063027
GSAH=	GS ACQUISITION HLDGS CORP II UNIT
GSAQ	GLOBAL SYNERGY ACQUISIT CORP CL A SHS
GSAQU	GLOBAL SYNERGY ACQUISIT CORP UNIT EX 010124
GSAQW	GLOBAL SYNERGY ACQUISIT CORP WT EX
GSAT	GLOBALSTAR INC COM
GSBC	GREAT SOUTHN BANCORP INC COM
GSBD	GOLDMAN SACHS BDC INC SHS
GSEU	GOLDMAN SACHS ETF TR ACTIVEBETA EUR
GSEV	GORES HOLDINGS VII INC COM CL A
GSEVU	GORES HOLDINGS VII INC UNIT EX 021228
GSEVW	GORES HOLDINGS VII INC WT EXP 022528
GSG	ISHARES S&P GSCI COMMODITY- IN UNIT BEN INT
GSHD	GOOSEHEAD INS INC COM CL A
GSIE	GOLDMAN SACHS ETF TR ACTIVEBETA INT
GSIG	GOLDMAN SACHS ETF TR ACES INVSTMNT GR
GSIT	GSI TECHNOLOGY INC COM
GSJY	GOLDMAN SACHS ETF TR ACTIVEBETA JAP
GSK	GLAXOSMITHKLINE PLC SPONSORED ADR
GSKY	GREENSKY INC CL A
GSL	GLOBAL SHIP LEASE INC NEW COM CL A
GSL-B	GLOBAL SHIP LEASE INC NEW DEP SH SER-B

GSLC	GOLDMAN SACHS ETF TR ACTIVEBETA US LG
GSLD	GLOBAL SHIP LEASE INC NEW FXD NT24
GSM	FERROGLOBE PLC SHS
GSMG	TKK SYMPHONY ACQUISITION CORP SHS
GSMGW	GLRY STR NW MDIA GRUP HLDG LTD WT EXP 021325
GSP	BARCLAYS BANK PLC IPSPGS TTL ETN
GSPY	TIDAL ETF TR GOTHAM ENHNCD
GSQB=	G SQUARED ASCEND II INC UNIT
GSQD	G SQUARED ASCEND I INC SHS CL A
GSQD+	G SQUARED ASCEND I INC WT EXP 020126
GSQD=	G SQUARED ASCEND I INC UNIT
GSS	GOLDEN STAR RES LTD CDA COM
GSSC	GOLDMAN SACHS ETF TR ACTIVEBETA US
GSV	GOLD STD VENTURES CORP COM
GSY	INVESCO ACTIVELY MANAGED ETF ULTRA SHRT DUR
GT	GOODYEAR TIRE & RUBR CO COM
GTBP	GT BIOPHARMA INC COM NEW
GTE	GRAN TIERRA ENERGY INC COM
GTEC	GREENLAND TECHNOLOGIES HLDG SHS NEW
GTES	GATES INDUSTRIAL CORPRATIN PLC ORD SHS
GTH	GENETRON HLDGS LTD ADS
GTHX	G1 THERAPEUTICS INC COM
GTIM	GOOD TIMES RESTAURANTS INC COM NEW
GTLS	CHART INDS INC COM
GTN	GRAY TELEVISION INC COM
GTN.A	GRAY TELEVISION INC CL A
GTO	INVESCO ACTIVELY MANAGED ETF TOTAL RETURN
GTPA	GORES TECHNOLOGY PARTNERS INC CLASS A COM
GTPAU	GORES TECHNOLOGY PARTNERS INC UNIT EX 031628
GTPAW	GORES TECHNOLOGY PARTNERS INC WT EXP 031628
GTPB	GORES TECHNOLOGY PARTNERS II CLASS A COM
GTPBU	GORES TECHNOLOGY PARTNERS II UNIT EX 031628
GTPBW	GORES TECHNOLOGY PARTNERS II WT EXP 031628
GTS	TRIPLE-S MGMT CORP COM

GTT	GTT COMMUNICATIONS INC COM
GTX	GARRETT MOTION INC COM
GTY	GETTY RLTY CORP NEW COM
GTYH	GTY TECHNOLOGY HOLDINGS INC COM
GUNR	FLEXSHARES TR MORNSTAR UPSTR
GURE	GULF RES INC COM
GURU	GLOBAL X FDS GLB X GURU INDEX
GUSH	DIREXION SHS ETF TR OIL GAS BL 2X SH
GUT	GABELLI UTIL TR COM
GUT-A	GABELLI UTIL TR PFD A 5.625%
GUT-C	GABELLI UTIL TR PFD CUM SER C
GVA	GRANITE CONSTR INC COM
GVIP	GOLDMAN SACHS ETF TR HEDGE IND ETF
GVP	GSE SYS INC COM
GWAC	GOOD WORKS ACQUISITION CORP COM
GWACW	GOOD WORKS ACQUISITION CORP WT EXP 102225
GWB	GREAT WESTERN BANCORP INC COM
GWGH	GWG HLDGS INC COM
GWRE	GUIDEWIRE SOFTWARE INC COM
GWRS	GLOBAL WTR RES INC COM
GWW	GRAINGER W W INC COM
GWX	SPDR INDEX SHS FDS S&P INTL SMLCP
GXC	SPDR INDEX SHS FDS S&P CHINA ETF
GXF	GLOBAL X FDS FTSE NORDIC REG
GXG	GLOBAL X FDS GLBX MSCI COLUM
GXGX	GX ACQUISITION CORP COM CL A
GXGXU	GX ACQUISITION CORP UNIT EX 052426
GXGXW	GX ACQUISITION CORP WT EXP 052426
GXII	GX ACQUISITION CORP II CLASS A COM
GXIIU	GX ACQUISITION CORP II UNIT EX 031726
GXIIW	GX ACQUISITION CORP II WT EXP 031726
GXTG	GLOBAL X FDS THMATC GWT ETF
GYLD	ARROW ETF TR ARROW DJ GLB YLD
GYRO	GYRODYNE LLC COM

H	HYATT HOTELS CORP COM CL A
HA	HAWAIIAN HOLDINGS INC COM
HAAC	HEALTH ASSURN ACQUISITION CORP COM CL A
HAACU	HEALTH ASSURN ACQUISITION CORP UNIT EX
HAACW	HEALTH ASSURN ACQUISITION CORP WT EXP 111225
HACK	ETF MANAGERS TR PRIME CYBR SCRTY
HAE	HAEMONETICS CORP MASS COM
HAFC	HANMI FINL CORP COM NEW
HAIL	SPDR SER TR S&P KENSHO SMART
HAIN	HAIN CELESTIAL GROUP INC COM
HAL	HALLIBURTON CO COM
HALL	HALLMARK FINL SVCS INC COM NEW
HALO	HALOZYME THERAPEUTICS INC COM
HAP	VANECK VECTORS ETF TR NAT RES ETF
HAPP	HAPPINESS BIOTECH GROUP LTD SHS
HARP	HARPOON THERAPEUTICS INC COM
HART	INDEXIQ ETF TR HEALTHY HEARTS
HAS	HASBRO INC COM
HASI	HANNON ARMSTRONG SUST INFR CAP COM
HAUZ	DBX ETF TR XTRACK INTL REAL
HAWX	ISHARES TR MSCI ACWI EXUS
HAYN	HAYNES INTERNATIONAL INC COM NEW
HAYW	HAYWARD HLDGS INC COM
HBAN	HUNTINGTON BANCSHARES INC COM
HBANM	HUNTINGTON BANCSHARES INC 5.7% DP SH PFD I
HBANN	HUNTINGTON BANCSHARES INC DSHS 1/40 PFD
HBANO	HUNTINGTON BANCSHARES INC DEP SHS PFD D
HBANP	HUNTINGTON BANCSHARES INC 4.500% DEP PFD H
HBB	HAMILTON BEACH BRANDS HLDG CO COM CL A
HBCP	HOME BANCORP INC COM
HBI	HANESBRANDS INC COM
HBIO	HARVARD BIOSCIENCE INC COM
HBM	HUDBAY MINERALS INC COM
HBMD	HOWARD BANCORP INC COM

HBNC	HORIZON BANCORP INC COM
HBP	HUTTIG BLDG PRODS INC COM
HBT	HBT FINL INC. COM
HCA	HCA HEALTHCARE INC COM
HCAPZ	HARVEST CAP CR CORP 6.125% NT 2022
HCAQ	HEALTHCOR CATALIO ACQU CORP CL A SHS
HCAR	HEALTHCARE SERVICES ACQU CORP COM CL A
HCARU	HEALTHCARE SERVICES ACQU CORP UNIT EXP 111823
HCARW	HEALTHCARE SERVICES ACQU CORP WT EX
HCAT	HEALTH CATALYST INC COM
HCC	WARRIOR MET COAL INC COM
HCCC	HEALTHCARE CAPITAL CORP COM CL A
HCCCU	HEALTHCARE CAPITAL CORP UNIT EX 123125
HCCCW	HEALTHCARE CAPITAL CORP WT EXP 123125
HCCI	HERITAGE CRYSTAL CLEAN INC COM
HCDI	HARBOR CUSTOM DEVELOPMENT INC COM
HCDIP	HARBOR CUSTOM DEVELOPMENT INC 8% CONV PFD SR A
HCDIW	HARBOR CUSTOM DEVELOPMENT INC WT EXP 050926
HCHC	HC2 HLDGS INC COM
HCI	HCI GROUP INC COM
HCIC	HENNESSY CAPITAL INVS CORP V COM CL A
HCICU	HENNESSY CAPITAL INVS CORP V UNIT EX 011525
HCICW	HENNESSY CAPITAL INVS CORP V WT EXP 012028
HCII	HUDSON EXECUTIVE INVS CORP II COM CL A
HCIIU	HUDSON EXECUTIVE INVS CORP II UNIT EX 013127
HCIIW	HUDSON EXECUTIVE INVS CORP II WT EXP 013127
HCKT	HACKETT GROUP INC COM
HCM	HUTCHMED CHINA LTD SPONSORED ADS
HCNEU	JAWS HURRICANE ACQUISITN CORP UNIT EX 060826
HCSG	HEALTHCARE SVCS GROUP INC COM
HCXY	HERCULES CAPITAL INC 6.25% SR NT 33
HCXZ	HERCULES CAPITAL INC 5.25% NT 25
HD	HOME DEPOT INC COM
HDAW	DBX ETF TR XTRACK MSCI ALL

HDB	HDFC BANK LTD SPONSORED ADS
HDEF	DBX ETF TR XTRACK MSCI EAFE
HDG	PROSHARES TR HD REPLICATION
HDGE	ADVISORSHARES TR RANGER EQUITY BE
HDIV	EXCHANGE LISTED FDS TR QRAFT AI-ENHNCD
HDLB	UBS AG LONDON BRANCH ETRACS ETN 49
HDMV	FIRST TR EXCH TRADED FD III HORIZON MNGD ETF
HDRO	ETF SER SOLUTIONS DEFIANCE NEXT
HDSN	HUDSON TECHNOLOGIES INC COM
HDV	ISHARES TR CORE HIGH DV ETF
HE	HAWAIIAN ELEC INDUSTRIES COM
HEAR	TURTLE BEACH CORP COM NEW
HEDJ	WISDOMTREE TR EUROPE HEDGED EQ
HEES	H & E EQUIPMENT SERVICES INC COM
HEI	HEICO CORP NEW COM
HEI.A	HEICO CORP NEW CL A
HELE	HELEN OF TROY LTD COM
HEP	HOLLY ENERGY PARTNERS L P COM UT LTD PTN
HEPA	HEPION PHARMACEUTICALS INC COM
HEQ	JOHN HANCOCK HEDGED EQUITY & I COM
HERA	FTAC HERA ACQUISITION CORP CLASS A ORD SHS
HERAU	FTAC HERA ACQUISITION CORP UNIT EXP 022826
HERAW	FTAC HERA ACQUISITION CORP WT EXP 022826
HERD	PACER FDS TR CASH COWS ETF
HERO	GLOBAL X FDS VDEO GAM ESPRT
HES	HESS CORP COM
HESM	HESS MIDSTREAM LP CL A SHS
HEWC	ISHARES TR MSCI CDA ETF
HEWG	ISHARES TR CUR HED MSCI GER
HEWJ	ISHARES TR HDG MSCI JAPAN
HEWU	ISHARES TR MSCI UN KNGDOM
HEWW	ISHARES TR MSCI MEXICO
HEXO	HEXO CORP COM NEW
HEZU	ISHARES TR CUR HD EURZN ETF

HFBL	HOME FED BANCORP INC LA NEW COM
HFC	HOLLYFRONTIER CORP COM
HFFG	HF FOODS GROUP INC COM
HFRO	HIGHLAND INCOME FD HIGHLAND INCOME
HFRO-A	HIGHLAND INCOME FD 5.375% SR A PFD
HFWA	HERITAGE FINL CORP WASH COM
HFXI	INDEXIQ ETF TR HDGD FTSE INTL
HGBL	HERITAGE GLOBAL INC COM
HGEN	HUMANIGEN INC COM NEW
HGH	HARTFORD FINL SVCS GROUP INC DEB FIX/FLT 42
HGLB	HIGHLAND GLOBAL ALLOCATION FD COM
HGSH	CHINA HGS REAL ESTATE INC COM NEW
HGV	HILTON GRAND VACATIONS INC COM
HHC	HOWARD HUGHES CORP COM
HHLA	HH&L ACQUISITION CO SHS CL A
HHLA+	HH&L ACQUISITION CO WT EXP 020426
HHLA=	HH&L ACQUISITION CO UNIT
HHR	HEADHUNTER GROUP PLC SPONSORED ADS
HI	HILLENBRAND INC COM
HIBB	HIBBETT INC COM
HIBL	DIREXION SHS ETF TR DAILY S&P BULL
HIBS	DIREXION SHS ETF TR DAILY S&P BEAR
HIE	MILLER HOWARD HIGH INC EQTY FD COM SHS BEN IN
HIFS	HINGHAM INSTN SVGS MASS COM
HIG	HARTFORD FINL SVCS GROUP INC COM
HIG-G	HARTFORD FINL SVCS GROUP INC 6.0 DPSHS PFD G
HIGA	H I G ACQUISITION CORP COM CL A
HIGA+	H I G ACQUISITION CORP WT EXP
HIGA=	H I G ACQUISITION CORP UNIT
HIHO	HIGHWAY HLDGS LTD ORD
HII	HUNTINGTON INGALLS INDS INC COM
HIII	HUDSON EXECUTIVE INVES III COM CL A
HIIIU	HUDSON EXECUTIVE INVES III UNIT EX 022226
HIIIW	HUDSON EXECUTIVE INVES III WT EXP 022226

HIL	HILL INTL INC COM
HIMS	HIMS & HERS HEALTH INC COM CL A
HIMS+	HIMS & HERS HEALTH INC WT EXP 012026
HIMX	HIMAX TECHNOLOGIES INC SPONSORED ADR
HIO	WESTERN ASSET HIGH INCOME OPPO COM
HIPR	DIREXION SHS ETF TR HIGH GROWTH
HIPS	GRANITESHARES ETF TR HIPS US HIGH INC
HITI	HIGH TIDE INC COM NEW
HIW	HIGHWOODS PPTYS INC COM
HIX	WESTERN ASSET HIGH INCOME FD I COM
HJEN	DIREXION SHS ETF TR HYDROGEN ETF
HJLI	HANCOCK JAFFE LABORATORIES INC COM NEW
HJLIW	HANCOCK JAFFE LABORATORIES INC WT EXP 053023
HJPX	ISHARES TR JPX NIKKEI 400
HKIB	AMTD INTL INC SPONSORED ADS
HKND	HUMANKIND BENEFIT CORPORATION HUMANKIND US STK
HL	HECLA MNG CO COM
HL-B	HECLA MNG CO PFD CV SER B
HLAH	HAMILTON LANE ALLIANCE HLDGS I COM CL A
HLAHU	HAMILTON LANE ALLIANCE HLDGS I UNIT EX
HLAHW	HAMILTON LANE ALLIANCE HLDGS I WT EXP 011226
HLAL	LISTED FD TR WAHED FTSE ETF
HLF	HERBALIFE NUTRITION LTD COM SHS
HLG	HAILIANG ED GROUP INC SPONSORED ADR
HLGE	LATTICE STRATEGIES TR HARTFORD LONGEVI
HLI	HOULIHAN LOKEY INC CL A
HLIO	HELIOS TECHNOLOGIES INC COM
HLIT	HARMONIC INC COM
HLM-	HILLMAN GROUP CAP TR PFD TR 11.6%
HLNE	HAMILTON LANE INC CL A
HLT	HILTON WORLDWIDE HLDGS INC COM
HLX	HELIX ENERGY SOLUTIONS GRP INC COM
HLXA	HELIX ACQUISITION CORP COM CL A
HMC	HONDA MOTOR LTD AMERN SHS

HMCO	HUMANCO ACQUISITION CORP COM CL A
HMCOU	HUMANCO ACQUISITION CORP UNIT EXP 120823
HMCOW	HUMANCO ACQUISITION CORP WT EX
HMG	HMG COURTLAND PPTYS INC COM
HMHC	HOUGHTON MIFFLIN HARCOURT CO COM
HMLP	HOEGH LNG PARTNERS LP COM UNIT LTD
HMLP-A	HOEGH LNG PARTNERS LP 8.75% CUM PFD A
HMN	HORACE MANN EDUCATORS CORP NEW COM
HMNF	HMN FINL INC COM
HMOP	HARTFORD FDS EXCHANGE TRADED T MUN OPORTUNITE
HMPT	HOME PT CAPITAL INCORPORATED COM
HMST	HOMESTREET INC COM
HMTV	HEMISPHERE MEDIA GROUP INC CL A
HMY	HARMONY GOLD MINING CO LTD SPONSORED ADR
HNDL	STRATEGY SHS NS 7HANDL IDX
HNGR	HANGER INC COM NEW
HNI	HNI CORP COM
HNNA	HENNESSY ADVISORS INC COM
HNP	HUANENG PWR INTL INC SPON ADR H SHS
HNRG	HALLADOR ENERGY COMPANY COM
HNST	HONEST CO INC COM
HNW	PIONEER DIVERSIFIED HIGH INC COM
HOFT	HOOKER FURNITURE CORP COM
HOFV	HALL OF FAME RESORT & ENTMT CO COM
HOFVW	HALL OF FAME RESORT & ENTMT CO WT EXP 070125
HOG	HARLEY DAVIDSON INC COM
HOL	HOLICITY INC COM CL A
HOLD	ADVISORSHARES TR SAGE CORE ETF
HOLI	HOLLYSYS AUTOMATION TCHNGY LTD SHS
HOLUU	HOLICITY INC UNIT EXP 080525
HOLUW	HOLICITY INC WT EXP 080427
HOLX	HOLOGIC INC COM
HOMB	HOME BANCSHARES INC COM
HOME	AT HOME GROUP INC COM

HOMZ	ETF SER SOLUTIONS HOYA CAP HOUSI
HON	HONEYWELL INTL INC COM
HONE	HARBORONE BANCORP INC NEW COM NEW
HOOK	HOOKIPA PHARMA INC COM
HOPE	HOPE BANCORP INC COM
HOTH	HOTH THERAPEUTICS INC COM
HOV	HOVNANIAN ENTERPRISES INC CL A NEW
HOVNP	HOVNANIAN ENTERPRISES INC PFD DEP1/1000A
HOWL	WEREWOLF THERAPEUTICS INC COM
HP	HELMERICH & PAYNE INC COM
HPE	HEWLETT PACKARD ENTERPRISE CO COM
HPF	HANCOCK JOHN PFD INCOME FD II COM
HPI	HANCOCK JOHN PFD INCOME FD SH BEN INT
HPK	HIGHPEAK ENERGY INC COM
HPKEW	HIGHPEAK ENERGY INC WT EXP 082125
HPP	HUDSON PAC PPTYS INC COM
HPQ	HP INC COM
HPS	HANCOCK JOHN PFD INCOME FD III COM
HPX	HPX CORP SHS CL A
HPX+	HPX CORP WT EXP 071425
HPX=	HPX CORP UNITS
HQH	TEKLA HEALTHCARE INVS SH BEN INT
HQI	HIREQUEST INC COM
HQL	TEKLA LIFE SCIENCES INVS SH BEN INT
HQY	HEALTHEQUITY INC COM
HR	HEALTHCARE RLTY TR COM
HRB	BLOCK H & R INC COM
HRC	HILL-ROM HLDGS INC COM
HRI	HERC HLDGS INC COM
HRL	HORMEL FOODS CORP COM
HRMY	HARMONY BIOSCIENCES HLDGS INC COM
HROW	HARROW HEALTH INC COM
HROWL	HARROW HEALTH INC CALL NT 26
HRTG	HERITAGE INSURANCE HLDGS INC COM

HRTX	HERON THERAPEUTICS INC COM
HRZN	HORIZON TECHNOLOGY FIN CORP COM
HSAQ	HEALTH SCIENCES ACQ CORP 2 ORD SHS
HSBC	HSBC HLDGS PLC SPON ADR NEW
HSC	HARSCO CORP COM
HSCZ	ISHARES TR MSCI EAFE SMCP
HSDT	HELIUS MED TECHNOLOGIES INC COM CL A NEW
HSIC	HENRY SCHEIN INC COM
HSII	HEIDRICK & STRUGGLES INTL INC COM
HSKA	HESKA CORP COM RESTRC NEW
HSMV	FIRST TR EXCH TRADED FD III HORIZON VOL SMCP
HSON	HUDSON GLOBAL INC COM NEW
HST	HOST HOTELS & RESORTS INC COM
HSTM	HEALTHSTREAM INC COM
HSTO	HISTOGEN INC COM
HSY	HERSHEY CO COM
HT	HERSHA HOSPITALITY TR PR SHS BEN INT
HT-C	HERSHA HOSPITALITY TR PFD SER C 6.875%
HT-D	HERSHA HOSPITALITY TR RED PFD SER D
HT-E	HERSHA HOSPITALITY TR PFD CUM RED E
HTA	HEALTHCARE TR AMER INC CL A NEW
HTAB	HARTFORD FDS EXCHANGE TRADED T SCHRDRS TAX BD
HTBI	HOMETRUST BANCSHARES INC COM
HTBK	HERITAGE COMM CORP COM
HTBX	HEAT BIOLOGICS INC COM
HTD	HANCOCK JOHN TAX-ADVANTAGED DI COM
HTEC	EXCHANGE TRADED CONCEPTS TR ROBO GBL HLTCR
HTFB	HORIZON TECHNOLOGY FIN CORP 4.875% NT 26
HTGC	HERCULES CAPITAL INC COM
HTGM	HTG MOLECULAR DIAGNOSTICS INC COM NEW
HTH	HILLTOP HOLDINGS INC COM
HTHT	HUAZHU GROUP LTD SPONSORED ADS
HTIA	HEALTHCARE TRUST INC 7.375% RED PFD A
HTLD	HEARTLAND EXPRESS INC COM

HTLF	HEARTLAND FINL USA INC COM
HTLFP	HEARTLAND FINL USA INC 7% DP SH PFD E
HTOO	FUSION FUEL GREEN PLC CL A
HTOOW	FUSION FUEL GREEN PLC WT EXP 070126
HTPA	HIGHLAND TRANSCEND PARTNERS I COM CL A
HTPA+	HIGHLAND TRANSCEND PARTNERS I WT EXP
HTPA=	HIGHLAND TRANSCEND PARTNERS I UNIT EX
HTRB	HARTFORD FDS EXCHANGE TRADED T TOTAL RTRN ETF
HTUS	EXCHANGE TRADED CONCEPTS TR HULL TACTIC US
HTY	HANCOCK JOHN INVT TR TAX ADV GLB SH
HUBB	HUBBELL INC COM
HUBG	HUB GROUP INC CL A
HUBS	HUBSPOT INC COM
HUDI	HUADI INTERNATIONAL GRP CO LTD SHS
HUGE	FSD PHARMA INC CL B SUB VTG
HUGS	USHG ACQUISITION CORP COM CL A
HUGS+	USHG ACQUISITION CORP WT EXP 022426
HUGS=	USHG ACQUISITION CORP UNIT
HUIZ	HUIZE HLDG LTD SPONSORED ADS
HUM	HUMANA INC COM
HUN	HUNTSMAN CORP COM
HURC	HURCO CO COM
HURN	HURON CONSULTING GROUP INC COM
HUSA	HOUSTON AMERN ENERGY CORP COM
HUSN	HUDSON CAPITAL INC SHS NEW
HUSV	FIRST TR EXCH TRADED FD III HORIZON DMST ETF
HUT	HUT 8 MNG CORP COM
HUYA	HUYA INC ADS REP SHS A
HVBC	HV BANCORP INC COM
HVT	HAVERTY FURNITURE COS INC COM
HVT.A	HAVERTY FURNITURE COS INC CL A
HWBK	HAWTHORN BANCSHARES INC COM
HWC	HANCOCK WHITNEY CORPORATION COM
HWCPZ	HANCOCK WHITNEY CORPORATION 6.25% NTS 60

HWKN	HAWKINS INC COM
HWM	HOWMET AEROSPACE INC COM
HWM-	HOWMET AEROSPACE INC PFD SER A
HX	XIAOBAI MAIMAI INC ADS
HXL	HEXCEL CORP NEW COM
HY	HYSTER YALE MATLS HANDLING INC CL A
HYAC	HAYMAKER ACQUISITION CORP III CLASS A COM
HYACU	HAYMAKER ACQUISITION CORP III UNIT EX 030126
HYACW	HAYMAKER ACQUISITION CORP III WT EXP 030426
HYB	NEW AMER HIGH INCOME FD INC COM NEW
HYBB	ISHARES TR BB RAT CORP BD
HYDW	DBX ETF TR XTRACKERS LOW
HYEM	VANECK VECTORS ETF TR EMERGING MKTS HI
HYFM	HYDROFARM HLDGS GROUP INC COM
HYG	ISHARES TR IBOXX HI YD ETF
HYGH	ISHARES U S ETF TR IT RT HDG HGYL
HYGV	FLEXSHARES TR HIG YLD VL ETF
HYI	WESTERN ASSET HIGH YIELD DEFIN COM
HYLB	DBX ETF TR XTRACK USD HIGH
HYLD	EXCHANGE LISTED FDS TR HIGH YIELD ETF
HYLN	HYLIION HOLDINGS CORP COMMON STOCK
HYLS	FIRST TR EXCHANGE-TRADED FD IV FIRST TR TA HIYL
HYLV	INDEXIQ ETF TR IQ S&P HGH YLD
HYMB	SPDR SER TR NUVEEN BBG BRCLY
HYMC	HYCROFT MINING HOLDING CORP COM CL A
HYMCL	HYCROFT MINING HOLDING CORP WT EXP 100625
HYMCW	HYCROFT MINING HOLDING CORP WT EXP 021225
HYMCZ	HYCROFT MINING HOLDING CORP WT EXP 102222
HYRE	HYRECAR INC COM
HYS	PIMCO ETF TR 0-5 HIGH YIELD
HYT	BLACKROCK CORPOR HI YLD FD INC COM
HYTR	NORTHERN LTS FD TR III CP HI YLD TRND
HYUP	DBX ETF TR XTRACKERS HIGH
HYW	HYWIN HLDG LTD ADS

HYXF	ISHARES TR ESG ADVNCD HY BD
HYZD	WISDOMTREE TR HEDGED HI YLD BD
HZAC	HORIZON ACQUISITION CORP COM CL A
HZAC+	HORIZON ACQUISITION CORP WT EXP 081925
HZAC=	HORIZON ACQUISITION CORP UNIT
HZN	HORIZON GLOBAL CORP COM
HZNP	HORIZON THERAPEUTICS PUB L SHS
HZO	MARINEMAX INC COM
HZON	HORIZON ACQUISITION CORPORAT SHS CL A
HZON+	HORIZON ACQUISITION CORPORAT WT EXP 101927
HZON=	HORIZON ACQUISITION CORPORAT UNIT
IAA	IAA INC COM
IAC	IAC INTERACTIVECORP NEW COM NEW
IACA	ION ACQUISITION CORP 1 LTD SHS CL A
IACA+	ION ACQUISITION CORP 1 LTD WT EXP 100527
IACA=	ION ACQUISITION CORP 1 LTD UNIT
IACB	ION ACQUISITION CORP 2 LTD SHS CL A
IACB+	ION ACQUISITION CORP 2 LTD WT EXP 021728
IACB=	ION ACQUISITION CORP 2 LTD UNIT
IACC	ION ACQUISITION CORP 3 LTD SHS CL A
IAE	VOYA ASIA PAC HIGH DIV EQT INM COM
IAF	ABERDEEN AUSTRALIA EQUITY FD I COM
IAG	IAMGOLD CORP COM
IAI	ISHARES TR US BR DEL SE ETF
IAK	ISHARES TR U.S. INSRNCE ETF
IAPR	INNOVATOR ETFS TR MSCI EAFE PWR
IART	INTEGRA LIFESCIENCES HLDGS CP COM NEW
IAT	ISHARES TR US REGNL BKS ETF
IAU	ISHARES GOLD TR ISHARES NEW
IBA	INDUSTRIAS BACHOCO SAB SPON ADR B
IBB	ISHARES TR ISHARES BIOTECH
IBBJ	ETF SER SOLUTIONS DFIANC NQ JR BT
IBBQ	INVESCO EXCH TRADED FD TR II NASDAQ BIOTECH
IBCE	ISHARES TR IBNDS MAR23 ETF

IBCP	INDEPENDENT BK CORP MICH COM NEW
IBD	NORTHERN LTS FD TR IV INSPIRE CORP
IBDD	ISHARES TR IBONDS MAR23 ETF
IBDM	ISHARES TR IBONDS DEC21 ETF
IBDN	ISHARES TR IBONDS DEC22 ETF
IBDO	ISHARES TR IBONDS DEC23 ETF
IBDP	ISHARES TR IBONDS DEC24 ETF
IBDQ	ISHARES TR IBONDS DEC25 ETF
IBDR	ISHARES TR IBONDS DEC2026
IBDS	ISHARES TR IBONDS 27 ETF
IBDT	ISHARES TR IBDS DEC28 ETF
IBDU	ISHARES TR IBONDS DEC 29
IBDV	ISHARES TR IBONDS DEC 2030
IBDW	ISHARES TR IBONDS DEC 2031
IBER	IBERE PHARMACEUTICALS SHS CL A
IBER+	IBERE PHARMACEUTICALS WT EXP 030128
IBER=	IBERE PHARMACEUTICALS UNIT
IBEX	IBEX LTD SHS NEW
IBIO	IBIO INC COM NEW
IBKR	INTERACTIVE BROKERS GROUP INC COM CL A
IBM	INTERNATIONAL BUSINESS MACHS COM
IBMJ	ISHARES TR IBONDS DEC2021
IBMK	ISHARES TR IBONDS DEC2022
IBN	ICICI BANK LIMITED ADR
IBND	SPDR SER TR BLOMBRG BRC INTL
IBOC	INTERNATIONAL BANCSHARES CORP COM
IBP	INSTALLED BLDG PRODS INC COM
IBRX	IMMUNITYBIO INC COM
IBTA	ISHARES TR IBONDS 21 TRM TS
IBTB	ISHARES TR IBONDS 22 TRM TS
IBTD	ISHARES TR IBONDS 23 TRM TS
IBTE	ISHARES TR IBONDS 24 TRM TS
IBTF	ISHARES TR IBONDS 25 TRM TS
IBTG	ISHARES TR IBONDS 26 TRM TS

IBTH	ISHARES TR IBONDS 27 TRM TS
IBTI	ISHARES TR IBONDS 28 TRM TS
IBTJ	ISHARES TR IBONDS 29 TRM TS
IBTK	ISHARES TR IBOND DEC 2030
IBTX	INDEPENDENT BANK GROUP INC COM
IBUY	AMPLIFY ETF TR ONLIN RETL ETF
ICAD	ICAD INC COM NEW
ICBK	COUNTY BANCORP INC COM
ICCC	IMMUCELL CORP COM PAR
ICCH	ICC HLDGS INC COM
ICD	INDEPENDENCE CONTRACT DRILLING COM
ICE	INTERCONTINENTAL EXCHANGE INC COM
ICFI	ICF INTL INC COM
ICHR	ICHOR HOLDINGS SHS
ICL	ICL GROUP LTD SHS
ICLK	ICLICK INTERACTIVE ASIA GROUP SPONSORED ADR
ICLN	ISHARES TR GL CLEAN ENE ETF
ICLR	ICON PLC SHS
ICMB	INVESTCORP CR MGMT BDC INC COM
ICOL	ISHARES INC MSCI COLMBIA ETF
ICON	ICONIX BRAND GROUP INC COM NEW
ICPT	INTERCEPT PHARMACEUTICALS INC COM
ICUI	ICU MED INC COM
ID	PARTS ID INC COM CL A
IDA	IDACORP INC COM
IDAT	ISHARES TR CLOUD 5G AND TEC
IDBA	IDEX BIOMETRICS ASA SPONSORED ADR
IDCC	INTERDIGITAL INC COM
IDE	VOYA INFRASTRUCTURE INDLS & MT COM
IDEV	ISHARES TR CORE MSCI INTL
IDEX	IDEANOMICS INC COM
IDHQ	INVESCO EXCH TRADED FD TR II S&P INTL QULTY
IDIV	METAURUS EQUITY COMPONENT TR US EQT CUM 2027
IDLB	INVESCO EXCH TRADED FD TR II FTSE INTL LOW

IDLV	INVESCO EXCH TRADED FD TR II S&P INTL LOW
IDMO	INVESCO EXCH TRADED FD TR II S&P INTL MOMNT
IDN	INTELLICHECK INC COM NEW
IDNA	ISHARES TR GENOMICS IMMUN
IDOG	ALPS ETF TR INTL SEC DV DOG
IDRA	IDERA PHARMACEUTICALS INC COM PAR
IDRV	ISHARES TR SELF DRIVNG EV
IDT	IDT CORP CL B NEW
IDU	ISHARES TR U.S. UTILITS ETF
IDX	VANECK VECTORS ETF TR INDONESIA INDEX
IDXX	IDEXX LABS INC COM
IDYA	IDEAYA BIOSCIENCES INC COM
IEA	INFRA AND ENERGY ALTRNTIVE INC COM
IEAWW	INFRA AND ENERGY ALTRNTIVE INC WT EXP 032723
IEC	IEC ELECTRS CORP NEW COM
IEF	ISHARES TR BARCLAYS 7 10 YR
IEI	ISHARES TR 3 7 YR TREAS BD
IEMG	ISHARES INC CORE MSCI EMKT
IEP	ICAHN ENTERPRISES LP DEPOSITARY UNIT
IESC	IES HLDGS INC COM
IEUR	ISHARES TR CORE MSCI EURO
IEUS	ISHARES TR DEVSMCP EXNA ETF
IEV	ISHARES TR EUROPE ETF
IEX	IDEX CORP COM
IEZ	ISHARES TR US OIL EQ&SV ETF
IFBD	INFOBIRD CO LTD SHS
IFF	INTERNATIONAL FLAVORS&FRAGRANC COM
IFFT	INTERNATIONAL FLAVORS&FRAGRANC UNIT 09/15/21
IFGL	ISHARES TR INTL DEV RE ETF
IFMK	IFRESH INC COM
IFN	INDIA FD INC COM
IFRX	INFLARX NV COM
IFS	INTERCORP FINL SVCS INC SHS
IFV	FIRST TR EXCHANGE-TRADED FD VI DORSEY WRIGHT

IG	PRINCIPAL EXCHANGE-TRADED FDS PRNC INVT GRAD
IGA	VOYA GLBL ADV & PREM OPP FD COM
IGAC	IG ACQUISITION CORP COM CL A
IGACU	IG ACQUISITION CORP UNIT EX 100527
IGACW	IG ACQUISITION CORP WT EXP 100527
IGBH	ISHARES U S ETF TR INT RT HD LONG
IGC	INDIA GLOBALIZATION CAP INC COM NEW
IGD	VOYA GLBL EQTY DIV & PREM OPP COM
IGF	ISHARES TR GLB INFRASTR ETF
IGI	WESTERN ASSET INVT GRADE DEFIN COM
IGIB	ISHARES TR ISHS 5-10YR INVT
IGIC	INTL GNRL INSURANCE HLDNGS LTD SHS
IGICW	INTL GNRL INSURANCE HLDNGS LTD WT EXP 031725
IGLB	ISHARES TR 10+ YR INVST GRD
IGM	ISHARES TR EXPND TEC SC ETF
IGMS	IGM BIOSCIENCES INC COM
IGN	ISHARES TR NA TEC MULTM ETF
IGNY	IGNYTE ACQUISITION CORP COM
IGNYU	IGNYTE ACQUISITION CORP UNIT EX 010526
IGNYW	IGNYTE ACQUISITION CORP WT EXP 010526
IGOV	ISHARES TR INTL TREA BD ETF
IGR	CBRE CLARION GLOBAL REAL ESTAT COM
IGSB	ISHARES TR ISHS 1-5YR INVS
IGT	INTERNATIONAL GAME TECHNOLOGY SHS USD
IH	IHUMAN INC ADS COMMON
IHAK	ISHARES TR CYBERSECURITY
IHC	INDEPENDENCE HLDG CO NEW COM NEW
IHD	VOYA EMERGING MKTS HIGH DIVID COM
IHDG	WISDOMTREE TR ITL HDG QTLY DIV
IHE	ISHARES TR U.S. PHARMA ETF
IHF	ISHARES TR US HLTHCR PR ETF
IHG	INTERCONTINENTAL HOTELS GROUP SPONSORED ADS
IHI	ISHARES TR U.S. MED DVC ETF
IHIT	INVESCO HIG INCM 2023 TARG TRM COM

IHRT	IHEARTMEDIA INC COM CL A
IHT	INNSUITES HOSPITALITY TR SH BEN INT
IHTA	INVESCO HIGH INCOME 2024 TARGE COM
IHY	VANECK VECTORS ETF TR INTL HIGH YIELD
IHYF	INVESCO ACTIVELY MANAGED ETF INVSCO HY BD FCT
IIAC	INVESTINDUSTRIAL ACQUISITION C SHS CL A
IIAC+	INVESTINDUSTRIAL ACQUISITION C WT EXP 103027
IIAC=	INVESTINDUSTRIAL ACQUISITION C UNIT EX
IIF	MORGAN STANLEY INDIA INVT FD I COM
IIGD	INVESCO EXCHNG TRAD SLF INDEXE INVT GRD DEFSV
IIGV	INVESCO EXCHNG TRAD SLF INDEXE INVT GRAD VALU
III	INFORMATION SVCS GROUP INC COM
IIII	INSU ACQUISITION CORP III COM CL A
IIIIU	INSU ACQUISITION CORP III UNIT EX 123126
IIIIW	INSU ACQUISITION CORP III WT EXP 123126
IIIN	INSTEEL INDS INC COM
IIIV	I3 VERTICALS INC COM CL A
IIM	INVESCO VALUE MUN INCOME TR COM
IIN	INTRICON CORP COM
IIPR	INNOVATIVE INDL PPTYS INC COM
IIPR-A	INNOVATIVE INDL PPTYS INC 9% CUM PFD SER A
IIVI	II-VI INC COM
IIVIP	II-VI INC 6% CONV PFD A
IJAN	INNOVATOR ETFS TR MSCI EAFE PWR
IJH	ISHARES TR CORE S&P MCP ETF
IJJ	ISHARES TR S&P MC 400VL ETF
IJK	ISHARES TR S&P MC 400GR ETF
IJR	ISHARES TR CORE S&P SCP ETF
IJS	ISHARES TR SP SMCP600VL ETF
IJT	ISHARES TR S&P SML 600 GWT
IJUL	INNOVATOR ETFS TR MSCI EAFE PWR
IKNA	IKENA ONCOLOGY INC COM
IKNX	IKONICS CORP COM
IKT	INHIBIKASE THERAPEUTICS INC COM

ILCB	ISHARES TR MORNINGSTR US EQ
ILCG	ISHARES TR MORNINGSTAR GRWT
ILCV	ISHARES TR MORNINGSTAR VALU
ILDR	FIRST TR EXCHNG TRADED FD VIII INNOVATION LEAD
ILF	ISHARES TR LATN AMER 40 ETF
ILMN	ILLUMINA INC COM
ILPT	INDUSTRIAL LOGISTICS PPTYS TR COM SHS BEN INT
ILTB	ISHARES TR CORE LT USDB ETF
IMAB	I MAB SPONSORED ADS
IMAC	IMAC HLDGS INC COM
IMACW	IMAC HLDGS INC WT EXP 021224
IMAX	IMAX CORP COM
IMBI	IMEDIA BRANDS INC COM CL A
IMCB	ISHARES TR MRGSTR MD CP ETF
IMCC	IM CANNABIS CORP COM NEW
IMCG	ISHARES TR MRGSTR MD CP GRW
IMCR	IMMUNOCORE HLDGS PLC ADS
IMCV	ISHARES TR MRGSTR MD CP VAL
IMGN	IMMUNOGEN INC COM
IMH	IMPAC MTG HLDGS INC COM NEW
IMKTA	INGLES MKTS INC CL A
IMMP	IMMUTEP LTD SPONSORED ADS
IMMR	IMMERSION CORP COM
IMNM	IMMUNOME INC COM
IMO	IMPERIAL OIL LTD COM NEW
IMOS	CHIPMOS TECHNOLOGIES INC SPONSORD ADS NEW
IMPL	IMPEL NEUROPHARMA INC COM
IMPX	AEA-BRIDGES IMPACT CORP SHS CL A
IMPX+	AEA-BRIDGES IMPACT CORP WT EXP 091925
IMPX=	AEA-BRIDGES IMPACT CORP UNIT
IMRA	IMARA INC COM
IMRN	IMMURON LTD SPONSORED ADR
IMRNW	IMMURON LTD WT EXP 051222
IMTB	ISHARES TR CR 5 10 YR ETF

IMTE	INTEGRATED MEDIA TECHNLOGY LTD SHS
IMTM	ISHARES TR MSCI INTL MOMENT
IMTX	IMMATICS N.V SHS
IMTXW	IMMATICS N.V WT EXP 070125
IMUX	IMMUNIC INC COM
IMV	IMV INC COM
IMVT	IMMUNOVANT INC COM
IMXI	INTERNATIONAL MNY EXPRESS INC COM
INBK	FIRST INTERNET BANCORP COM
INBKL	FIRST INTERNET BANCORP SB NT FXD FLG MA
INBKZ	FIRST INTERNET BANCORP FXD FLTG 29
INBX	INHIBRX INC COM
INCO	COLUMBIA ETF TR II INDIA CONSMR ETF
INCY	INCYTE CORP COM
INDB	INDEPENDENT BK CORP MASS COM
INDF	EXCHANGE TRADED CONCEPTS TR NIFTY INDIA FINA
INDI	INDIE SEMICONDUCTOR INC CLASS A COM
INDIW	INDIE SEMICONDUCTOR INC WT EXP 061526
INDL	DIREXION SHS ETF TR DAILY MSCI INDIA
INDO	INDONESIA ENERGY CORP LTD ORD SHS
INDS	PACER FDS TR BNCHMRK INDSTR
INDT	INDUS REALTY TRUST INC COM
INDY	ISHARES TR INDIA 50 ETF
INFI	INFINITY PHARMACEUTICALS INC COM
INFL	LISTED FD TR HORIZON KINETICS
INFN	INFINERA CORP COM
INFO	IHS MARKIT LTD SHS
INFR	LEGG MASON ETF INVT TR GLOBAL INFSTRU
INFU	INFUSYSTEM HLDGS INC COM
INFY	INFOSYS LTD SPONSORED ADR
ING	ING GROEP N.V. SPONSORED ADR
INGN	INOGEN INC COM
INGR	INGREDION INC COM
INKA	KLUDEIN I ACQUISITION CORP CL A

INKAU	KLUDEIN I ACQUISITION CORP UNIT EX
INKAW	KLUDEIN I ACQUISITION CORP WT EXP 070827
INKM	SSGA ACTIVE ETF TR INCOM ALLO ETF
INM	INMED PHARMACEUTICALS INC COM NEW
INMB	INMUNE BIO INC COM
INMD	INMODE LTD SHS
INMU	BLACKROCK ETF TRUST II INTERMEDIA MUNI
INN	SUMMIT HOTEL PPTYS INC COM
INN-D	SUMMIT HOTEL PPTYS INC RED PFD SER D
INN-E	SUMMIT HOTEL PPTYS INC 6.250% CUM PFD E
INNV	INNOVAGE HLDG CORP COM
INO	INOVIO PHARMACEUTICALS INC COM NEW
INOD	INNODATA INC COM NEW
INOV	INOVALON HLDGS INC COM CL A
INPX	INPIXON COM
INS	INTELLIGENT SYS CORP NEW COM
INSE	INSPIRED ENTMT INC COM
INSG	INSEEGO CORP COM
INSI	INSIGHT SELECT INCOME FD COM
INSM	INSMED INC COM PAR $.01
INSP	INSPIRE MED SYS INC COM
INSW	INTERNATIONAL SEAWAYS INC COM
INSW-A	INTERNATIONAL SEAWAYS INC 8.50% SN NT 23
INT	WORLD FUEL SVCS CORP COM
INTC	INTEL CORP COM
INTF	ISHARES TR MSCI INTL MULTFT
INTG	INTERGROUP CORP COM
INTT	INTEST CORP COM
INTU	INTUIT COM
INTZ	INTRUSION INC COM NEW
INUV	INUVO INC COM NEW
INVA	INNOVIVA INC COM
INVE	IDENTIV INC COM NEW
INVH	INVITATION HOMES INC COM

INVO	INVO BIOSCIENCE INC COM
INVZ	INNOVIZ TECHNOLOGIES LTD SHS
INVZW	INNOVIZ TECHNOLOGIES LTD WT EXP 040526
INZY	INOZYME PHARMA INC COM
IO	ION GEOPHYSICAL CORP COM NEW
IONS	IONIS PHARMACEUTICALS INC COM
IOO	ISHARES TR GLOBAL 100 ETF
IOR	INCOME OPPORTUNITY RLTY INVS I COM
IOSP	INNOSPEC INC COM
IOVA	IOVANCE BIOTHERAPEUTICS INC COM
IP	INTERNATIONAL PAPER CO COM
IPA	IMMUNOPRECISE ANTIBODIES LTD COM NEW
IPAC	ISHARES TR CORE MSCI PAC
IPAR	INTER PARFUMS INC COM
IPAY	ETF MANAGERS TR PRIME MOBILE PAY
IPB	INDEXPLUS TR SER 03-1 TR
IPDN	PROFESSIONAL DVRSTY NTWORK INC COM NEW
IPG	INTERPUBLIC GROUP COS INC COM
IPGP	IPG PHOTONICS CORP COM
IPHA	INNATE PHARMA S A SPONSORED ADS
IPI	INTREPID POTASH INC COM
IPKW	INVESCO EXCH TRADED FD TR II INTL BUYBACK
IPLDP	INTERSTATE PWR & LT CO PERP PFD SER D
IPO	RENAISSANCE CAP GREENWICH FDS IPO ETF
IPOD	SOCIAL CAPITAL HEDOSOPHA HLDNG SHS CL A
IPOD+	SOCIAL CAPITAL HEDOSOPHA HLDNG WT EXP 092625
IPOD=	SOCIAL CAPITAL HEDOSOPHA HLDNG UNIT
IPOF	SOCIAL CAPITAL HEDOSOPHA HLDNG SHS CL A
IPOF+	SOCIAL CAPITAL HEDOSOPHA HLDNG WT EXP 092625
IPOF=	SOCIAL CAPITAL HEDOSOPHA HLDNG UNIT
IPOS	RENAISSANCE CAP GREENWICH FDS INTNTL IPO ETF
IPSC	CENTURY THERAPEUTICS INC COM
IPVA	INTERPRIVATE II ACQUISITION CO CL A COM
IPVA+	INTERPRIVATE II ACQUISITION CO WT EXP 030926

IPVA=	INTERPRIVATE II ACQUISITION CO UNIT
IPVF	INTERPRIVATE III FINANCIAL PA COM CL A
IPVF+	INTERPRIVATE III FINANCIAL PA WT EXP
IPVF=	INTERPRIVATE III FINANCIAL PA UNIT
IPVI	INTERPRIVATE IV INFRATECH PRTN CLASS A COM
IPVIU	INTERPRIVATE IV INFRATECH PRTN UNIT EXP 030526
IPVIW	INTERPRIVATE IV INFRATECH PRTN WT EXP 030526
IPW	IPOWER INC CL A
IPWR	IDEAL PWR INC COM NEW
IQ	IQIYI INC SPONSORED ADS
IQDE	FLEXSHARES TR INTL QLTDV DEF
IQDF	FLEXSHARES TR INTL QLTDV IDX
IQDY	FLEXSHARES TR INT QLTDVDYNAM
IQI	INVESCO QUALITY MUN INCOME TR COM
IQIN	INDEXIQ ETF TR IQ 500 INT ETF
IQLT	ISHARES TR MSCI INTL QUALTY
IQSI	INDEXIQ ETF TR IQ CNDRM ESG INT
IQSU	INDEXIQ ETF TR IQ CANDRM ESG US
IQV	IQVIA HLDGS INC COM
IR	INGERSOLL RAND INC COM
IRBO	ISHARES TR ROBOTICS ARTIF
IRBT	IROBOT CORP COM
IRCP	IRSA PROPIEDADES COMERCIALES S SPONSORED ADR
IRDM	IRIDIUM COMMUNICATIONS INC COM
IRIX	IRIDEX CORP COM
IRL	NEW IRELAND FD INC COM
IRM	IRON MTN INC NEW COM
IRMD	IRADIMED CORP COM
IROQ	IF BANCORP INC COM
IRS	IRSA INVERSIONES Y REP S A GLOBL DEP RCPT
IRS+	IRSA INVERSIONES Y REP S A WT EXP 052526
IRT	INDEPENDENCE RLTY TR INC COM
IRTC	IRHYTHM TECHNOLOGIES INC COM
IRWD	IRONWOOD PHARMACEUTICALS INC COM CL A

ISAA	IRON SPARK I INC CLASS A COM
ISBC	INVESTORS BANCORP INC NEW COM
ISCB	ISHARES TR MRGSTR SM CP ETF
ISCF	ISHARES TR MSCI INTL SML CP
ISCG	ISHARES TR MRGSTR SM CP GR
ISCV	ISHARES TR MRNING SM CP ETF
ISD	PGIM HIGH YIELD BOND FUND INC COM
ISDR	ISSUER DIRECT CORP COM NEW
ISDX	INVESCO EXCH TRD SLF IDX FD TR RAFI STRG US ETF
ISEE	IVERIC BIO INC COM
ISEM	INVESCO EXCH TRD SLF IDX FD TR RAFI STRG EMMRKT
ISHG	ISHARES TR 3YRTB ETF
ISIG	INSIGNIA SYS INC COM NEW
ISLE	ISLEWORTH HEALTHCARE ACQU CORP COM
ISLEW	ISLEWORTH HEALTHCARE ACQU CORP WT EXP 080227
ISMD	NORTHERN LTS FD TR IV INSPIRE SMAL ETF
ISNS	IMAGE SENSING SYS INC COM
ISOS	ISOS ACQUISITION CORPORATION SHARES CL A
ISOS+	ISOS ACQUISITION CORPORATION WT EXP 030126
ISOS=	ISOS ACQUISITION CORPORATION UNIT
ISPC	ISPECIMEN INC COM
ISR	ISORAY INC COM
ISRA	VANECK VECTORS ETF TR ISRAEL ETF
ISRG	INTUITIVE SURGICAL INC COM NEW
ISSC	INNOVATIVE SOLUTIONS & SUPPORT COM
ISTB	ISHARES TR CORE 1 5 YR USD
ISTR	INVESTAR HLDG CORP COM
ISUN	ISUN INC COM
ISWN	AMPLIFY ETF TR BLACKSWAN ISWN
ISZE	ISHARES TR MSCI INTL SZE FT
IT	GARTNER INC COM
ITAC	INDUSTRIAL TECH ACQU INC COM CL A
ITACU	INDUSTRIAL TECH ACQU INC UNIT EXP 083125
ITACW	INDUSTRIAL TECH ACQU INC WT EXP 080627

ITCB	ITAU CORPBANCA SPONSORED ADR
ITCI	INTRA-CELLULAR THERAPIES INC COM
ITEQ	ETF MANAGERS TR BLUESTAR ISRAEL
ITGR	INTEGER HLDGS CORP COM
ITHX	ITHAX ACQUISITION CORP CL A SHS
ITHXU	ITHAX ACQUISITION CORP UNIT EX 123127
ITHXW	ITHAX ACQUISITION CORP WT EXP 020128
ITI	ITERIS INC NEW COM
ITIC	INVESTORS TITLE CO NC COM
ITMR	ITAMAR MED LTD SPONSORED ADS
ITOS	ITEOS THERAPEUTICS INC COM
ITOT	ISHARES TR CORE S&P TTL STK
ITP	IT TECH PACKAGING INC COM NEW
ITQ	ITIQUIRA ACQUISITION CORP CL A SHS
ITQRU	ITIQUIRA ACQUISITION CORP UNIT EX 020326
ITQRW	ITIQUIRA ACQUISITION CORP WT EXP 020326
ITRG	INTEGRA RES CORP COM NEW
ITRI	ITRON INC COM
ITRM	ITERUM THERAPEUTICS PLC SHS
ITRN	ITURAN LOCATION AND CONTROL SHS
ITT	ITT INC COM
ITUB	ITAU UNIBANCO HLDG S A SPON ADR REP PFD
ITW	ILLINOIS TOOL WKS INC COM
IUS	INVESCO EXCH TRD SLF IDX FD TR RAFI STRATGIC US
IUSB	ISHARES TR CORE TOTAL USD
IUSG	ISHARES TR CORE S&P US GWT
IUSS	INVESCO EXCH TRD SLF IDX FD TR RAFI STRG US SML
IUSV	ISHARES TR CORE S&P US VLU
IVA	INVENTIVA SA ADS
IVAC	INTEVAC INC COM
IVAN	IVANHOE CAPITAL ACQUISTIN CORP COM CL A
IVAN+	IVANHOE CAPITAL ACQUISTIN CORP WT EXP 010826
IVAN=	IVANHOE CAPITAL ACQUISTIN CORP UNIT
IVC	INVACARE CORP COM

IVE	ISHARES TR S&P 500 VAL ETF
IVES	ETF MANAGERS TR WEDBUSH ETFMG
IVH	IVY HIGH INCOME OPPORTUNITIES COM
IVLU	ISHARES TR MSCI INTL VLU FT
IVOG	VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH
IVOL	KRANESHARES TR QUADRTC INT RT
IVOO	VANGUARD ADMIRAL FDS INC MIDCP 400 IDX
IVOV	VANGUARD ADMIRAL FDS INC MIDCP 400 VAL
IVR	INVESCO MORTGAGE CAPITAL INC COM
IVR-B	INVESCO MORTGAGE CAPITAL INC PFD-B FX/FLT
IVR-C	INVESCO MORTGAGE CAPITAL INC 7.5% PFD SER C
IVV	ISHARES TR CORE S&P500 ETF
IVW	ISHARES TR S&P 500 GRWT ETF
IVZ	INVESCO LTD SHS
IWB	ISHARES TR RUS 1000 ETF
IWC	ISHARES TR MICRO-CAP ETF
IWD	ISHARES TR RUS 1000 VAL ETF
IWDL	UBS AG LONDON BRANCH CAL LKD 51
IWF	ISHARES TR RUS 1000 GRW ETF
IWFH	ISHARES TR VIRTUAL WRK LIFE
IWFL	UBS AG LONDON BRANCH NT LKD 51
IWL	ISHARES TR RUS TOP 200 ETF
IWM	ISHARES TR RUSSELL 2000 ETF
IWML	UBS AG LONDON BRANCH CAL LKD 51
IWN	ISHARES TR RUS 2000 VAL ETF
IWO	ISHARES TR RUS 2000 GRW ETF
IWP	ISHARES TR RUS MD CP GR ETF
IWR	ISHARES TR RUS MID CAP ETF
IWS	ISHARES TR RUS MDCP VAL ETF
IWV	ISHARES TR RUSSELL 3000 ETF
IWX	ISHARES TR RUS TP200 VL ETF
IWY	ISHARES TR RUS TP200 GR ETF
IX	ORIX CORP SPONSORED ADR
IXC	ISHARES TR GLOBAL ENERG ETF

IXG	ISHARES TR GLOBAL FINLS ETF
IXJ	ISHARES TR GLOB HLTHCRE ETF
IXN	ISHARES TR GLOBAL TECH ETF
IXP	ISHARES TR GBL COMM SVC ETF
IXSE	WISDOMTREE TR INDIA EX STATE
IXUS	ISHARES TR CORE MSCI TOTAL
IYC	ISHARES TR U.S. CNSM SV ETF
IYE	ISHARES TR U.S. ENERGY ETF
IYF	ISHARES TR U.S. FINLS ETF
IYG	ISHARES TR U.S. FIN SVC ETF
IYH	ISHARES TR US HLTHCARE ETF
IYK	ISHARES TR U.S. CNSM GD ETF
IYM	ISHARES TR U.S. BAS MTL ETF
IYR	ISHARES TR U.S. REAL ES ETF
IYW	ISHARES TR U.S. TECH ETF
IYY	ISHARES TR DOW JONES US ETF
IZEA	IZEA WORLDWIDE INC COM
J	JACOBS ENGR GROUP INC COM
JAAA	JANUS DETROIT STR TR HENDRSON AAA CL
JACK	JACK IN THE BOX INC COM
JAGG	J P MORGAN EXCHANGE-TRADED FD US AGGREGATE ETF
JAGX	JAGUAR HEALTH INC COM
JAKK	JAKKS PAC INC COM NEW
JAMF	JAMF HLDG CORP COM
JAN	JANONE INC COM
JANX	JANUX THERAPEUTICS INC COM
JAX	J ALEXANDERS HLDGS INC COM
JAZZ	JAZZ PHARMACEUTICALS PLC SHS USD
JBGS	JBG SMITH PPTYS COM
JBHT	HUNT J B TRANS SVCS INC COM
JBI	JANUS INTERNATIONAL GROUP INC COMMON STOCK
JBI+	JANUS INTERNATIONAL GROUP INC WT EXP 060726
JBK	CORPORATE BACKED TR CTFS 04-6 A1 3.50
JBL	JABIL INC COM

JBLU	JETBLUE AWYS CORP COM
JBSS	SANFILIPPO JOHN B & SON INC COM
JBT	JOHN BEAN TECHNOLOGIES CORP COM
JCE	NUVEEN CORE EQUITY ALPHA FD COM
JCI	JOHNSON CTLS INTL PLC SHS
JCIC	JACK CREEK INVESTMENT CORP CL A SHS
JCICU	JACK CREEK INVESTMENT CORP UNIT EX 100123
JCICW	JACK CREEK INVESTMENT CORP WT EXP 100125
JCO	NUVEEN CR OPPORTUNITIES 2022 T COM
JCOM	J2 GLOBAL INC COM
JCS	COMMUNICATIONS SYS INC COM
JCTCF	JEWETT CAMERON TRADING LTD COM NEW
JCTR	J P MORGAN EXCHANGE-TRADED FD CARBON TRANITIN
JD	JD.COM INC SPON ADR CL A
JDD	NUVEEN DIVERSIFIED DIVID & INC COM
JDIV	J P MORGAN EXCHANGE-TRADED FD US DIVIDEND
JDST	DIREXION SHS ETF TR DLY JR GOLD 2X
JEF	JEFFERIES FINL GROUP INC COM
JELD	JELD-WEN HLDG INC COM
JEMD	NUVEEN EMERGING MKTS DEBT 2022 COM
JEPI	J P MORGAN EXCHANGE-TRADED FD EQUITY PREMIUM
JEQ	ABERDEEN JAPAN EQUITY FD INC COM
JETS	ETF SER SOLUTIONS US GLB JETS
JFIN	JIAYIN GROUP INC SPONSORED ADS
JFR	NUVEEN FLOATING RATE INCOME FD COM
JFU	9F INC SPONSORED ADS
JG	AURORA MOBILE LTD ADS
JGH	NUVEEN GLOBAL HIGH INCOME FD SHS
JGLD	AMPLIFY ETF TR PURE JR GLD MINE
JHAA	NUVEEN CORPORATE INCOME 2023 COM
JHB	NUVEEN CORPORATE INCM NOVEMEBR COM
JHCB	JOHN HANCOCK EXCHANGE TRADED CORPORATE BD
JHCS	JOHN HANCOCK EXCHANGE TRADED MLTDCTR MEDIA
JHEM	JOHN HANCOCK EXCHANGE TRADED MULTFCTR EMRNG

JHG	JANUS HENDERSON GROUP PLC ORD SHS
JHI	HANCOCK JOHN INVS TR COM
JHMA	JOHN HANCOCK EXCHANGE TRADED MLTFACTR MATLS
JHMC	JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR CO
JHMD	JOHN HANCOCK EXCHANGE TRADED MULTI INTL ETF
JHME	JOHN HANCOCK EXCHANGE TRADED MLTFACTOR ENRG
JHMF	JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR FI
JHMH	JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR HE
JHMI	JOHN HANCOCK EXCHANGE TRADED MLTFACTR INDLS
JHML	JOHN HANCOCK EXCHANGE TRADED MLTFCTR LRG CAP
JHMM	JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR MI
JHMS	JOHN HANCOCK EXCHANGE TRADED MLTFCTR CONSMR
JHMT	JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR TE
JHMU	JOHN HANCOCK EXCHANGE TRADED MLTFACTR UTILS
JHS	HANCOCK JOHN INCOME SECS TR COM
JHSC	JOHN HANCOCK EXCHANGE TRADED MULTIFACTR SML
JHX	JAMES HARDIE INDS PLC SPONSORED ADR
JIG	J P MORGAN EXCHANGE-TRADED FD INTERNL GWT
JIGB	J P MORGAN EXCHANGE-TRADED FD CORP BD RESCH
JILL	J JILL INC COM
JJA	BARCLAYS BANK PLC IPATH B AGRCULTR
JJC	BARCLAYS BANK PLC ETN LKD 48
JJE	BARCLAYS BANK PLC ETN LKD 48
JJG	BARCLAYS BANK PLC ETN LKD 48
JJM	BARCLAYS BANK PLC ETN LKD 48
JJN	BARCLAYS BANK PLC ETN LKD 48
JJP	BARCLAYS BANK PLC ETN LKD 48
JJS	BARCLAYS BANK PLC ETN LKD 48
JJSF	J & J SNACK FOODS CORP COM
JJT	BARCLAYS BANK PLC ETN LKD 48
JJU	BARCLAYS BANK PLC ETN LKD 48
JKHY	HENRY JACK & ASSOC INC COM
JKS	JINKOSOLAR HLDG CO LTD SPONSORED ADR
JLL	JONES LANG LASALLE INC COM

JLS	NUVEEN MORTGAGE AND INCOME FD COM
JMBS	JANUS DETROIT STR TR HENDERSON MTG
JMIA	JUMIA TECHNOLOGIES AG SPONSORED ADS
JMIN	J P MORGAN EXCHANGE-TRADED FD US MINMUM VOLT
JMM	NUVEEN MULTI-MKT INCOME FD COM
JMOM	J P MORGAN EXCHANGE-TRADED FD US MOMENTUM
JMP	JMP GROUP LLC COM
JMPNL	JMP GROUP INC 7.25% SR NT 27
JMPNZ	JMP GROUP LLC NT 29
JNCE	JOUNCE THERAPEUTICS INC COM
JNJ	JOHNSON & JOHNSON COM
JNK	SPDR SER TR BLOOMBERG BRCLYS
JNPR	JUNIPER NETWORKS INC COM
JNUG	DIREXION SHS ETF TR DAILY JR GLD MIN
JO	BARCLAYS BANK PLC ETN LKD 48
JOAN	JOANN INC COM
JOB	GEE GROUP INC COM
JOBS	51JOB INC SPONSORED ADS
JOE	ST JOE CO COM
JOET	VIRTUS ETF TR II VIRTUS US QLTY
JOF	JAPAN SMALLER CAPITALIZATION F COM
JOFF	JOFF FINTECH ACQUISITION CORP COM CL A
JOFFU	JOFF FINTECH ACQUISITION CORP UNIT EX 020326
JOFFW	JOFF FINTECH ACQUISITION CORP WT EXP 020428
JOUT	JOHNSON OUTDOORS INC CL A
JOYY	INFUSIVE US TR COMPUNDING EQT
JP	JUPAI HLDGS LTD ADS
JPC	NUVEEN PFD & INCOME OPPORTUNIT COM
JPEM	J P MORGAN EXCHANGE-TRADED FD DIV RTN EM EQT
JPI	NUVEEN PFD & INCOME TERM FD COM
JPIN	J P MORGAN EXCHANGE-TRADED FD DIV RTN INT EQ
JPM	JPMORGAN CHASE & CO COM
JPM-C	JPMORGAN CHASE & CO 6 DEP NCM PFD EE
JPM-D	JPMORGAN CHASE & CO 5.75% SHS PFD DD

JPM-J	JPMORGAN CHASE & CO 4.75% DP SH GG
JPM-K	JPMORGAN CHASE & CO 4.55 DEP PFD JJ
JPM-L	JPMORGAN CHASE & CO 4.625 DEP PFD LL
JPMB	J P MORGAN EXCHANGE-TRADED FD USD EMRNG MKT
JPME	J P MORGAN EXCHANGE-TRADED FD DIVERSFED RTRN
JPN	DBX ETF TR XTRACK JAPAN JPX
JPS	NUVEEN PFD & INCM SECURTIES FD COM
JPSE	J P MORGAN EXCHANGE-TRADED FD DIVERSFD EQT ETF
JPT	NUVEEN PFD & INCOME 2022 TERM COM
JPUS	J P MORGAN EXCHANGE-TRADED FD JPMORGAN DIVER
JPXN	ISHARES TR JPX NIKKEI 400
JQC	NUVEEN CR STRATEGIES INCOME FD COM SHS
JQUA	J P MORGAN EXCHANGE-TRADED FD US QUALTY FCTR
JRE	JANUS DETROIT STR TR HENDERSON US REL
JRI	NUVEEN REAL ASSET INCOME & GRO COM
JRJC	CHINA FIN ONLINE CO LTD SPONSORD ADS NEW
JRO	NUVEEN FLOATING RATE INCOME OP COM SHS
JRS	NUVEEN REAL ESTATE INCOME FD COM
JRSH	JERASH HLDGS US INC COM
JRVR	JAMES RIV GROUP LTD COM
JSCP	J P MORGAN EXCHANGE-TRADED FD SHORT DURA CORE
JSD	NUVEEN SHORT DURATION CR OPPOR COM
JSM	NAVIENT CORPORATION SR NT 6% 121543
JSMD	JANUS DETROIT STR TR HENDERSN SML ETF
JSML	JANUS DETROIT STR TR HENDERSN CAP ETF
JSTC	TIDAL ETF TR ADASINA SOCIAL
JT	JIANPU TECHNOLOGY INC ADS COMMON
JTA	NUVEEN TX ADV TOTAL RET STRGY COM
JTD	NUVEEN TAX-ADVANTAGED DIVID GR COM
JUGGU	JAWS JUGGERNAUT ACQUISITN CORP UNIT EX 061726
JUPW	JUPITER WELLNESS INC COM NEW
JUPWW	JUPITER WELLNESS INC WT EXP 061725
JUST	GOLDMAN SACHS ETF TR JUST US LRG CP
JVA	COFFEE HLDG CO INC COM

JVAL	J P MORGAN EXCHANGE-TRADED FD US VALUE FACTR
JW.A	WILEY JOHN & SONS INC CL A
JW.B	WILEY JOHN & SONS INC CL B
JWEL	JOWELL GLOBAL LTD SHS
JWN	NORDSTROM INC COM
JWSM	JAWS MUSTANG ACQUISITION CORP SHS CL A
JWSM+	JAWS MUSTANG ACQUISITION CORP WT EXP 013026
JWSM=	JAWS MUSTANG ACQUISITION CORP UNIT
JXI	ISHARES TR GLOB UTILITS ETF
JYAC	JIYA ACQUISITION CORP COM CL A
JYNT	JOINT CORP COM
JZXN	JIUZI HOLDINGS INC ORD SHS
K	KELLOGG CO COM
KAHC	KKR ACQUISITION HOLDING I CORP COM CLASS A
KAHC+	KKR ACQUISITION HOLDING I CORP WT EXP
KAHC=	KKR ACQUISITION HOLDING I CORP UNIT
KAI	KADANT INC COM
KAII	KISMET ACQUISITION TWO CORP CL A SHS
KAIIU	KISMET ACQUISITION TWO CORP UNIT
KAIIW	KISMET ACQUISITION TWO CORP WT EXP 063026
KAIR	KAIROS ACQUISITION CORP CL A SHS
KAIRU	KAIROS ACQUISITION CORP UNIT
KAIRW	KAIROS ACQUISITION CORP WT EXP 113027
KALA	KALA PHARMACEUTICALS INC COM
KALL	KRANESHARES TR MSCI ALL CHINA
KALU	KAISER ALUMINUM CORP COM PAR $0.01
KALV	KALVISTA PHARMACEUTICALS INC COM
KAMN	KAMAN CORP COM
KAR	KAR AUCTION SVCS INC COM
KARO	KAROOOOO LTD ORD SHS
KARS	KRANESHARES TR ELEC VEH FUTUR
KB	KB FINL GROUP INC SPONSORED ADR
KBA	KRANESHARES TR BOSERA MSCI CH
KBAL	KIMBALL INTL INC CL B

KBE	SPDR SER TR S&P BK ETF
KBH	KB HOME COM
KBND	KRANESHARES TR BBG CHINA BD
KBNT	KUBIENT INC COM
KBNTW	KUBIENT INC WT EXP 070925
KBR	KBR INC COM
KBSF	KBS FASHION GROUP LTD COM NEW
KBUY	KRANESHARES TR CICC CN CONSUMER
KBWB	INVESCO EXCH TRADED FD TR II KBW BK ETF
KBWD	INVESCO EXCH TRADED FD TR II KBW HIG DV YLD
KBWP	INVESCO EXCH TRADED FD TR II KBW PPTY CASUT
KBWR	INVESCO EXCH TRADED FD TR II KBW REGL BKG
KBWY	INVESCO EXCH TRADED FD TR II KBW PREM YIELD
KC	KINGSOFT CLOUD HLDGS LTD ADS
KCAC	KENSINGTON CAPITAL ACQUISITION COM CL A
KCAC+	KENSINGTON CAPITAL ACQUISITION WT EXP 022326
KCAC=	KENSINGTON CAPITAL ACQUISITION UNIT
KCCB	KRANESHARES TR CCBS CHINA CP
KCE	SPDR SER TR S&P CAP MKTS
KDFI	KRANESHARES TR KYA DYNMC INC
KDMN	KADMON HLDGS INC COM
KDNY	CHINOOK THERAPEUTICS INC COM
KDP	KEURIG DR PEPPER INC COM
KE	KIMBALL ELECTRONICS INC COM
KEJI	GLOBAL X FDS CHINA INOVATION
KELYA	KELLY SVCS INC CL A
KELYB	KELLY SVCS INC CL B
KEMQ	KRANESHARES TR EMRNG MKT CONS
KEMX	KRANESHARES TR MSCI EMG EX CH
KEN	KENON HLDGS LTD SHS
KEP	KOREA ELEC PWR CORP SPONSORED ADR
KEQU	KEWAUNEE SCIENTIFIC CORP COM
KERN	AKERNA CORP COM
KERNW	AKERNA CORP WT EXP 061724

KESG	KRANESHARES TR MSCI CN ESG LEAD
KEX	KIRBY CORP COM
KEY	KEYCORP COM
KEY-I	KEYCORP DEP SHS 1/40 E
KEY-J	KEYCORP DEP SHS PFD F
KEY-K	KEYCORP DP SHS PFD G
KEYS	KEYSIGHT TECHNOLOGIES INC COM
KF	KOREA FD INC COM NEW
KFFB	KENTUCKY FIRST FED BANCORP COM
KFRC	KFORCE INC COM
KFS	KINGSWAY FINL SVCS INC COM NEW
KFVG	KRANESHARES TR CICC CHIN 5G SEM
KFY	KORN FERRY COM NEW
KFYP	KRANESHARES TR CICC CHINA 100
KGC	KINROSS GOLD CORP COM
KGRN	KRANESHARES TR MSCI CHINA CLEAN
KHC	KRAFT HEINZ CO COM
KIDS	ORTHOPEDIATRICS CORP COM
KIE	SPDR SER TR S&P INS ETF
KIII	KISMET ACQUISITION THREE CORP CL A SHARES
KIIIU	KISMET ACQUISITION THREE CORP UNIT
KIIIW	KISMET ACQUISITION THREE CORP WT EXP 063026
KIM	KIMCO RLTY CORP COM
KIM-L	KIMCO RLTY CORP 5.125% DEP PFD L
KIM-M	KIMCO RLTY CORP 5.25% DEP SHS M
KIN	KINDRED BIOSCIENCES INC COM
KINS	KINGSTONE COS INC COM
KINZ	KINS TECHNOLOGY GROUP INC COM CL A
KINZU	KINS TECHNOLOGY GROUP INC UNIT EXP 101425
KINZW	KINS TECHNOLOGY GROUP INC WT EXP 101425
KIO	KKR INCOME OPPORTUNITIES FD COM
KIQ	KELSO TECHNOLOGIES INC COM NEW
KIRK	KIRKLANDS INC COM
KKR	KKR & CO INC COM

KKR-B	KKR & CO INC 6.50% PFD SER B
KKR-C	KKR & CO INC 6% MCONV PFD C
KKRS	KKR GROUP FIN CO IX LLC SUB NT 61
KL	KIRKLAND LAKE GOLD LTD COM
KLAC	KLA CORP COM NEW
KLAQ	KL ACQUISITION CORP COM CL A
KLAQU	KL ACQUISITION CORP UNIT EX
KLAQW	KL ACQUISITION CORP WT EXP 011228
KLCD	KRANESHARES TR LRG CAP QTY DIVD
KLDO	KALEIDO BIOSCIENCES INC COM
KLDW	INVESTMENT MANAGERS SER TR KNWLDL LD ETF
KLIC	KULICKE & SOFFA INDS INC COM
KLR	KALEYRA INC COM
KLR+	KALEYRA INC WT EXP 112524
KLXE	KLX ENERGY SERVICS HOLDNGS INC COM NEW
KMB	KIMBERLY-CLARK CORP COM
KMDA	KAMADA LTD SHS
KMED	KRANESHARES TR EMERGING MKTS
KMF	KAYNE ANDERSON NEXTGEN ENRGY COM
KMI	KINDER MORGAN INC DEL COM
KMLM	KRANESHARES TR KFA MOUNT LUCAS
KMPH	KEMPHARM INC COM NEW
KMPR	KEMPER CORP COM
KMT	KENNAMETAL INC COM
KMX	CARMAX INC COM
KN	KNOWLES CORP COM
KNBE	KNOWBE4 INC CL A
KNDI	KANDI TECHNOLOGIES GROUP INC COM
KNL	KNOLL INC COM NEW
KNOP	KNOT OFFSHORE PARTNERS LP COM UNITS
KNSA	KINIKSA PHARMACEUTICALS LTD COM CL A
KNSL	KINSALE CAP GROUP INC COM
KNTE	KINNATE BIOPHARMA INC COM
KNX	KNIGHT-SWIFT TRANSN HLDGS INC CL A

KO	COCA COLA CO COM
KOD	KODIAK SCIENCES INC COM
KODK	EASTMAN KODAK CO COM NEW
KOF	COCA-COLA FEMSA SAB DE CV SPONSORD ADR REP
KOIN	EXCHANGE TRADED CONCEPTS TR CAPITAL LINK GBL
KOKU	DBX ETF TR XTRACKERS MSCI
KOLD	PROSHARES TR II ULSHT BLOOMB GAS
KOMP	SPDR SER TR S&P KENSHO NEW
KOP	KOPPERS HOLDINGS INC COM
KOPN	KOPIN CORP COM
KOR	CORVUS GOLD INC COM
KORP	AMERICAN CENTY ETF TR DIVERSIFID CRP
KORU	DIREXION SHS ETF TR DRX DLYSOKOR3X
KOS	KOSMOS ENERGY LTD COM
KOSS	KOSS CORP COM
KPLT	KATAPULT HOLDINGS INC COM
KPLTW	KATAPULT HOLDINGS INC WT EXP 060926
KPTI	KARYOPHARM THERAPEUTICS INC COM
KR	KROGER CO COM
KRA	KRATON CORP COM
KRBN	KRANESHARES TR GLOBAL CARBON
KRBP	KIROMIC BIOPHARMA INC COM
KRC	KILROY RLTY CORP COM
KRE	SPDR SER TR S&P REGL BKG
KREF	KKR REAL ESTATE FIN TR INC COM
KREF-A	KKR REAL ESTATE FIN TR INC 6.5% SER A PFD
KRG	KITE RLTY GROUP TR COM NEW
KRKR	36KR HOLDINGS INC SPONSORED ADS
KRMA	GLOBAL X FDS CONSCIOUS COS
KRMD	REPRO MED SYS INC COM
KRNL	KERNEL GROUP HOLDINGS INC CL A SHS
KRNLU	KERNEL GROUP HOLDINGS INC UNIT
KRNLW	KERNEL GROUP HOLDINGS INC WT EXP 020226
KRNT	KORNIT DIGITAL LTD SHS

KRNY	KEARNY FINL CORP MD COM
KRO	KRONOS WORLDWIDE INC COM
KRON	KRONOS BIO INC COM
KROS	KEROS THERAPEUTICS INC COM
KRP	KIMBELL RTY PARTNERS LP UNIT
KRT	KARAT PACKAGING INC COM
KRTX	KARUNA THERAPEUTICS INC COM
KRUS	KURA SUSHI USA INC CL A COM
KRYS	KRYSTAL BIOTECH INC COM
KSA	ISHARES TR MSCI SAUDI ARBIA
KSCD	KRANESHARES TR SML CAP QTY DIVD
KSI	KADEM SUSTAINABLE IMPACT CORP CLASS A COM
KSICU	KADEM SUSTAINABLE IMPACT CORP UNIT EXP 031726
KSICW	KADEM SUSTAINABLE IMPACT CORP WT EXP 031626
KSM	DWS STRATEGIC MUN INCOME TR NE COM
KSMT	KISMET ACQUISITION ONE CORP SHS
KSMTU	KISMET ACQUISITION ONE CORP UNIT EX 080625
KSMTW	KISMET ACQUISITION ONE CORP WT EXP
KSPN	KASPIEN HOLDINGS INC COM NEW
KSS	KOHLS CORP COM
KSTR	KRANESHARES TR SSE STAR MRKT 50
KSU	KANSAS CITY SOUTHERN COM NEW
KSU-	KANSAS CITY SOUTHERN PFD 4%
KT	KT CORP SPONSORED ADR
KTB	KONTOOR BRANDS INC COM
KTCC	KEY TRONIC CORP COM
KTEC	KRANESHARES TR HANG SENG TECH
KTF	DWS MUN INCOME TR COM
KTH	CORTS TR PECO ENERGY CAP TRIII CORTS 8.00%
KTN	CREDIT-ENHANCED CORTS TR FOR A CORTS 8.205%
KTOS	KRATOS DEFENSE & SEC SOLUTIONS COM NEW
KTRA	KINTARA THERAPEUTICS INC COM
KUKE	KUKE MUSIC HLDG LTD SPONSORED ADS
KULR	KULR TECHNOLOGY GROUP INC COM

KURA	KURA ONCOLOGY INC COM
KURE	KRANESHARES TR MSCI ALL CHINA
KURI	ALKURI GLOBAL ACQUISITION CORP COM CL A
KURIU	ALKURI GLOBAL ACQUISITION CORP UNIT EX 010128
KURIW	ALKURI GLOBAL ACQUISITION CORP WT EXP 020928
KVHI	KVH INDS INC COM
KVLE	KRANESHARES TR KFA VAL LIN DYNM
KVSA	KHOSLA VENTURES ACQUISITION CO CL A
KVSB	KHOSLA VENTURES ACQUSTN CO II COM CL A
KVSC	KHOSLA VENTURES ACQUT CO III COM CL A
KW	KENNEDY-WILSON HOLDINGS INC COM
KWAC	KINGSWOOD ACQUISITION CORP COM CL A
KWAC+	KINGSWOOD ACQUISITION CORP WT EXP 050127
KWAC=	KINGSWOOD ACQUISITION CORP UNIT EX 050127
KWEB	KRANESHARES TR CSI CHI INTERNET
KWR	QUAKER CHEM CORP COM
KXI	ISHARES TR GLB CNSM STP ETF
KXIN	KAIXIN AUTO HLDGS SHS
KYMR	KYMERA THERAPEUTICS INC COM
KYN	KAYNE ANDERSON ENERGY INFRSTR COM
KZIA	KAZIA THERAPEUTICS LTD SPONSORED ADR
KZR	KEZAR LIFE SCIENCES INC COM
L	LOEWS CORP COM
LAAAU	LAKESHORE ACQUISITION I CORP UNIT EX 060426
LABD	DIREXION SHS ETF TR DAILY S&P BIOTEC
LABP	LANDOS BIOPHARMA INC COM
LABU	DIREXION SHS ETF TR SP BIOTCH BL NEW
LAC	LITHIUM AMERS CORP NEW COM NEW
LAD	LITHIA MTRS INC COM
LADR	LADDER CAP CORP CL A
LAIX	LAIX INC ADS
LAKE	LAKELAND INDS INC COM
LAMR	LAMAR ADVERTISING CO NEW CL A
LANC	LANCASTER COLONY CORP COM

LAND	GLADSTONE LD CORP COM
LANDM	GLADSTONE LD CORP 5.000% CUM PFD D
LANDO	GLADSTONE LD CORP PFD SER B 6%
LARK	LANDMARK BANCORP INC COM
LASR	NLIGHT INC COM
LATN	UNION ACQUISITION CORP II SHS
LATNU	UNION ACQUISITION CORP II UNIT
LATNW	UNION ACQUISITION CORP II WT EXP 040125
LAUR	LAUREATE EDUCATION INC CL A
LAWS	LAWSON PRODS INC COM
LAZ	LAZARD LTD SHS A
LAZR	LUMINAR TECHNOLOGIES INC COM CL A
LAZY	LAZYDAYS HLDGS INC COM
LB	L BRANDS INC COM
LBAI	LAKELAND BANCORP INC COM
LBAY	TIDAL ETF TR LEATHERBACK LNG
LBC	LUTHER BURBANK CORP COM
LBJ	DIREXION SHS ETF TR DAILY LATIN AMER
LBPH	LONGBOARD PHARMACEUTICALS INC COM
LBPS	4D PHARMA PLC SPONSORED ADS
LBPSW	4D PHARMA PLC WT EXP 032226
LBRDA	LIBERTY BROADBAND CORP COM SER A
LBRDK	LIBERTY BROADBAND CORP COM SER C
LBRDP	LIBERTY BROADBAND CORP CUM PFD SR A
LBRT	LIBERTY OILFIELD SVCS INC COM CL A
LBTYA	LIBERTY GLOBAL PLC SHS CL A
LBTYB	LIBERTY GLOBAL PLC SHS CL B
LBTYK	LIBERTY GLOBAL PLC SHS CL C
LC	LENDINGCLUB CORP COM NEW
LCA	LANDCADIA HOLDINGS IV INC CLASS A COM
LCAA	L CATTERTON ASIA ACQUISITION CLASS A ORD SHS
LCAAU	L CATTERTON ASIA ACQUISITION UNIT EXP 031126
LCAAW	L CATTERTON ASIA ACQUISITION WT EXP 030826
LCAHU	LANDCADIA HOLDINGS IV INC UNIT EX 050125

LCAHW	LANDCADIA HOLDINGS IV INC WT EXP 032928
LCAP	LIONHEART ACQUISITION CORP II COM CL A
LCAPU	LIONHEART ACQUISITION CORP II UNIT EX 081325
LCAPW	LIONHEART ACQUISITION CORP II WT EXP 021426
LCG	NORTHERN LTS FD TR IV STERLING CAPITAL
LCI	LANNET INC COM
LCII	LCI INDS COM
LCNB	LCNB CORP COM
LCR	LEUTHOLD FDS INC CORE ETF
LCTD	BLACKROCK ETF TRUST WORLD EX US CARB
LCTU	BLACKROCK ETF TRUST US CARBON TRANS
LCTX	LINEAGE CELL THERAPEUTICS INC COM
LCUT	LIFETIME BRANDS INC COM
LCY	LANDCADIA HOLDINGS III INC COM CL A
LCYAU	LANDCADIA HOLDINGS III INC UNIT EX
LCYAW	LANDCADIA HOLDINGS III INC WT EXP 100127
LD	BARCLAYS BANK PLC ETN DJUBSLEAD 38
LDEM	ISHARES TR ESG MSCI EM LDRS
LDHA	LDH GROWTH CORP I CLASS A ORD SHS
LDHAU	LDH GROWTH CORP I UNIT EX 031726
LDHAW	LDH GROWTH CORP I WT EXP 031726
LDI	LOANDEPOT INC COM CL A
LDL	LYDALL INC COM
LDOS	LEIDOS HOLDINGS INC COM
LDP	COHEN & STEERS LTD DURATION PF COM
LDRS	INNOVATOR ETFS TR IBD ETF LEADERS
LDSF	FIRST TR EXCHNG TRADED FD VIII LOW DUR STRTGC
LDUR	PIMCO ETF TR ENHNCD LW DUR AC
LE	LANDS END INC NEW COM
LEA	LEAR CORP COM NEW
LEAP	RIBBIT LEAP LTD SHS CL A
LEAP+	RIBBIT LEAP LTD WT EXP 090925
LEAP=	RIBBIT LEAP LTD UNIT EX 090925
LECO	LINCOLN ELEC HLDGS INC COM

LEDS	SEMILEDS CORP COM NEW
LEE	LEE ENTERPRISES INC COM
LEG	LEGGETT & PLATT INC COM
LEGA	LEAD EDGE GROWTH OPRTUNTS LTD COM
LEGAU	LEAD EDGE GROWTH OPRTUNTS LTD UNIT EX 040126
LEGAW	LEAD EDGE GROWTH OPRTUNTS LTD WT EXP 040126
LEGH	LEGACY HOUSING CORP COM
LEGN	LEGEND BIOTECH CORP SPONSORED ADS
LEGO	LEGATO MERGER CORP COM
LEGOU	LEGATO MERGER CORP UNIT EX 123125
LEGOW	LEGATO MERGER CORP WT EXP 123125
LEGR	FIRST TR EXCHANGE-TRADED FD VI INDXX INOVTV ETF
LEJU	LEJU HLDGS LTD SPONSORED ADS
LEMB	ISHARES INC JP MORGAN EM ETF
LEN	LENNAR CORP CL A
LEN.B	LENNAR CORP CL B
LEO	BNY MELLON STRATEGIC MUNS INC COM
LESL	LESLIES INC COM
LEU	CENTRUS ENERGY CORP CL A
LEV	THE LION ELECTRIC COMPANY COMMON STOCK
LEV+	THE LION ELECTRIC COMPANY WT EXP 050626
LEVI	LEVI STRAUSS & CO NEW CL A COM STK
LEVL	LEVEL ONE BANCORP INC COM
LEVLP	LEVEL ONE BANCORP INC 7.5% DP SH PFD B
LEXX	LEXARIA BIOSCIENCE CORP COM NEW
LEXXW	LEXARIA BIOSCIENCE CORP WT EXP 011126
LFC	CHINA LIFE INS CO LTD SPON ADR REP H
LFEQ	VANECK VECTORS ETF TR LONG TREND ETF
LFMD	LIFEMD INC COM
LFST	LIFESTANCE HEALTH GROUP INC COM
LFT	LUMENT FINANCE TRUST INC COM
LFT-A	LUMENT FINANCE TRUST INC 7.875% CUM PFD A
LFTR	LEFTERIS ACQUISITION CORP COM CL A
LFTRU	LEFTERIS ACQUISITION CORP UNIT EX

LFTRW	LEFTERIS ACQUISITION CORP WT EXP 102325
LFUS	LITTELFUSE INC COM
LFVN	LIFEVANTAGE CORP COM NEW
LGAC	LAZARD GROWTH ACQUISITION CORP SHS
LGACU	LAZARD GROWTH ACQUISITION CORP UNIT
LGACW	LAZARD GROWTH ACQUISITION CORP WT EXP 021026
LGBT	PROCURE ETF TR I LGBTQ+100ESG ETF
LGF.A	LIONS GATE ENTMNT CORP CL A VTG
LGF.B	LIONS GATE ENTMNT CORP CL B NON VTG
LGH	NORTHERN LTS FD TR III HCM DEFEN 500
LGHL	LION GROUP HOLDING LTD ADS
LGHLW	LION GROUP HOLDING LTD WT EXP 061725
LGI	LAZARD GLOBAL TOTAL RETURN & I COM
LGIH	LGI HOMES INC COM
LGL	LGL GROUP INC COM
LGL+	LGL GROUP INC WT EXP 111625
LGLV	SPDR SER TR SSGA US LRG ETF
LGND	LIGAND PHARMACEUTICALS INC COM NEW
LGO	LARGO RES LTD COM
LGOV	FIRST TR EXCHANGE-TRADED FD IV LNG DUR OPRTUN
LGV	LONGVIEW ACQUISITION CORP II COM CL A
LGV+	LONGVIEW ACQUISITION CORP II WT EXP
LGV=	LONGVIEW ACQUISITION CORP II UNIT
LGVN	LONGEVERON INC COM
LH	LABORATORY CORP AMER HLDGS COM NEW
LHAA	LERER HIPPEAU ACQUISITION CORP CL A
LHC	LEO HLDGS CORP II COM CL A
LHC+	LEO HLDGS CORP II WT EXP 010728
LHC=	LEO HLDGS CORP II UNIT EX
LHCG	LHC GROUP INC COM
LHDX	LUCIRA HEALTH INC COM
LHX	L3HARRIS TECHNOLOGIES INC COM
LI	LI AUTO INC SPONSORED ADS
LIFE	ATYR PHARMA INC COM NEW

LII	LENNOX INTL INC COM
LIII	LEO HOLDINGS III CORP SHS CL A
LIII+	LEO HOLDINGS III CORP WT EXP 030228
LIII=	LEO HOLDINGS III CORP UNIT
LILA	LIBERTY LATIN AMERICA LTD COM CL A
LILAK	LIBERTY LATIN AMERICA LTD COM CL C
LIN	LINDE PLC SHS
LINC	LINCOLN EDL SVCS CORP COM
LIND	LINDBLAD EXPEDITIONS HLDGS INC COM
LINK	INTERLINK ELECTRS INC COM NEW
LIQT	LIQTECH INTL INC COM
LIT	GLOBAL X FDS LITHIUM BTRY ETF
LITB	LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR
LITE	LUMENTUM HLDGS INC COM
LITTU	LOGISTICS INNOVTN TECHNLGS CRP UNIT EX 061026
LIVE	LIVE VENTURES INC COM NEW
LIVK	LIV CAP ACQUISITION CORP CL A
LIVKU	LIV CAP ACQUISITION CORP UNIT EX
LIVKW	LIV CAP ACQUISITION CORP WT EXP 121324
LIVN	LIVANOVA PLC SHS
LIVX	LIVEXLIVE MEDIA INC COM NEW
LIXT	LIXTE BIOTECHNOLOGY HLDGS INC COM
LIXTW	LIXTE BIOTECHNOLOGY HLDGS INC WT EXP 010125
LIZI	LIZHI INC ADS
LJAQ	LIGHTJUMP ACQUISITION CORP COM
LJAQU	LIGHTJUMP ACQUISITION CORP UNIT EX 010626
LJAQW	LIGHTJUMP ACQUISITION CORP WT EXP 011226
LJPC	LA JOLLA PHARMACEUTICAL CO COM PAR $.0001 2
LKCO	LUOKUNG TECHNOLOGY CORP SHS
LKFN	LAKELAND FINL CORP COM
LKQ	LKQ CORP COM
LL	LUMBER LIQUIDATORS HLDGS INC COM
LLNW	LIMELIGHT NETWORKS INC COM
LLY	LILLY ELI & CO COM

LMACA	LIBERTY MEDIA ACQUISITION CORP COM SR A
LMACU	LIBERTY MEDIA ACQUISITION CORP UNIT EX 012226
LMACW	LIBERTY MEDIA ACQUISITION CORP WT EXP 012226
LMAO	LMF ACQUISITION OPPORTUNIT INC CL A COM
LMAOU	LMF ACQUISITION OPPORTUNIT INC UNIT
LMAOW	LMF ACQUISITION OPPORTUNIT INC WT EXP 012626
LMAT	LEMAITRE VASCULAR INC COM
LMB	LIMBACH HLDGS INC COM
LMBS	FIRST TR EXCHANGE-TRADED FD IV FST LOW OPPT EFT
LMFA	LM FDG AMER INC COM
LMND	LEMONADE INC COM
LMNL	LIMINAL BIOSCIENCES INC COM
LMNR	LIMONEIRA CO COM
LMNX	LUMINEX CORP DEL COM
LMPX	LMP AUTOMOTIVE HLDGS INC COM
LMRK	LANDMARK INFRASTRCTUR PARTR LP COM UNIT LTD
LMRKN	LANDMARK INFRASTRCTUR PARTR LP 7% CNV PFD UNT C
LMRKO	LANDMARK INFRASTRCTUR PARTR LP 7.9% PFD UNIT B
LMRKP	LANDMARK INFRASTRCTUR PARTR LP 8% CUM PFD A
LMST	LIMESTONE BANCORP INC COM
LMT	LOCKHEED MARTIN CORP COM
LNC	LINCOLN NATL CORP IND COM
LND	BRASILAGRO COMPANHIA BRASILEIR SPONSORED ADR
LNDC	LANDEC CORP COM
LNFA	L&F ACQUISITION CORP SHS CL A
LNFA+	L&F ACQUISITION CORP WT EXP 052327
LNFA=	L&F ACQUISITION CORP UNIT EXP
LNG	CHENIERE ENERGY INC COM NEW
LNN	LINDSAY CORP COM
LNSR	LENSAR INC COM
LNT	ALLIANT ENERGY CORP COM
LNTH	LANTHEUS HLDGS INC COM
LOAN	MANHATTAN BRDG CAP INC COM
LOB	LIVE OAK BANCSHARES INC COM

LOCO	EL POLLO LOCO HLDGS INC COM
LODE	COMSTOCK MNG INC COM NEW
LOGC	LOGICBIO THERAPEUTICS INC COM
LOGI	LOGITECH INTL S A SHS
LOKB	LIVE OAK ACQUISITION CORP II COM CL A
LOKB+	LIVE OAK ACQUISITION CORP II WT EXP 120725
LOKB=	LIVE OAK ACQUISITION CORP II UNIT EX
LOKM	LIVE OAK MOBILITY ACQUISI CORP COM CL A
LOKM+	LIVE OAK MOBILITY ACQUISI CORP WT EXP 030428
LOKM=	LIVE OAK MOBILITY ACQUISI CORP UNUT EX 030128
LOMA	LOMA NEGRA C I A S A MTN 144A SPONSORED ADS
LOOP	LOOP INDS INC COM
LOPE	GRAND CANYON ED INC COM
LOPP	GABELLI ETFS TRUST LOVE OUR PLANET
LORL	LORAL SPACE & COM INC COM
LOTZ	CARLOTZ INC COM CL A
LOTZW	CARLOTZ INC WT EXP 022626
LOUP	INNOVATOR ETFS TR LOUP FRONTIER
LOV	SPARK NETWORKS SE SPONSORED ADR
LOVE	LOVESAC COMPANY COM
LOW	LOWES COS INC COM
LOWC	SPDR INDEX SHS FDS LOW CARBON ETF
LPCN	LIPOCINE INC NEW COM
LPG	DORIAN LPG LTD SHS USD
LPI	LAREDO PETROLEUM INC COM
LPL	LG DISPLAY CO LTD SPONS ADR REP
LPLA	LPL FINL HLDGS INC COM
LPRO	OPEN LENDING CORP COM CL A
LPSN	LIVEPERSON INC COM
LPTH	LIGHTPATH TECHNOLOGIES INC COM CL A
LPTX	LEAP THERAPEUTICS INC COM
LPX	LOUISIANA PAC CORP COM
LQD	ISHARES TR IBOXX INV CP ETF
LQDA	LIQUIDIA CORPORATION COM NEW

LQDB	ISHARES TR BBB RATED CORP
LQDH	ISHARES U S ETF TR INT RT HDG C B
LQDT	LIQUIDITY SVCS INC COM
LRCX	LAM RESEARCH CORP COM
LRGE	LEGG MASON ETF INVT TR CLEARBRIDEG LR
LRGF	ISHARES TR MSCI USA MULTIFT
LRMR	LARIMAR THERAPEUTICS INC COM
LRN	STRIDE INC COM
LRNZ	LISTED FD TR TRUESHS TECH AI
LSAF	TWO RDS SHARED TR LDRSHS ALPFACT
LSAQ	LIFESCI ACQUISITION II CORP COM
LSAT	TWO RDS SHARED TR LEASERSHS ALPHAF
LSBK	LAKE SHORE BANCORP INC COM
LSCC	LATTICE SEMICONDUCTOR CORP COM
LSEA	LANDSEA HOMES CORP COM
LSEAW	LANDSEA HOMES CORP WT EXP 010726
LSF	LAIRD SUPERFOOD INC COM STK
LSI	LIFE STORAGE INC COM
LSPD	LIGHTSPEED POS INC SUB VTG SHS
LSST	NATIXIS ETF TR LOOMIS SAYLES
LSTR	LANDSTAR SYS INC COM
LSXMA	LIBERTY MEDIA CORP DEL COM A SIRIUSXM
LSXMB	LIBERTY MEDIA CORP DEL COM B SIRIUSXM
LSXMK	LIBERTY MEDIA CORP DEL COM C SIRIUSXM
LTBR	LIGHTBRIDGE CORP COM
LTC	LTC PPTYS INC COM
LTCH	LATCH INC COM
LTCHW	LATCH INC WT EXP 060426
LTHM	LIVENT CORP COM
LTL	PROSHARES TR PSHS UL TELE ETF
LTPZ	PIMCO ETF TR 15+ YR US TIPS
LTRN	LANTERN PHARMA INC COM
LTRPA	LIBERTY TRIPADVISOR HLDGS INC COM SER A
LTRPB	LIBERTY TRIPADVISOR HLDGS INC COM SER B

LTRX	LANTRONIX INC COM NEW
LU	LUFAX HOLDING LTD ADS REP SHS CL A
LUB	LUBYS INC COM
LULU	LULULEMON ATHLETICA INC COM
LUMN	LUMEN TECHNOLOGIES INC COM
LUMO	LUMOS PHARMA INC COM
LUNA	LUNA INNOVATIONS INC COM
LUNG	PULMONX CORP COM
LUV	SOUTHWEST AIRLS CO COM
LUXA	LUX HEALTH TECH ACQUISITION CO COM CL A
LUXAU	LUX HEALTH TECH ACQUISITION CO UNIT EXP 113027
LUXAW	LUX HEALTH TECH ACQUISITION CO WT EXP 113027
LVHD	LEGG MASON ETF INVT TR L VOL H DIV ETF
LVOL	AMERICAN CENTY ETF TR LOW VOLATILITY
LVOX	LIVEVOX HOLDING INC COM CL A
LVOXU	LIVEVOX HOLDING INC UNIT EX 030824
LVOXW	LIVEVOX HOLDING INC WT EXP 061826
LVRA	LEVERE HOLDINGS CORP CLASS A ORD SHS
LVRAU	LEVERE HOLDINGS CORP UNIT EXP 030926
LVRAW	LEVERE HOLDINGS CORP WT EXP 030926
LVS	LAS VEGAS SANDS CORP COM
LVTX	LAVA THERAPEUTICS NV SHS
LW	LAMB WESTON HLDGS INC COM
LWAC	LOCUST WALK ACQUISITION CORP COM CL A
LWACU	LOCUST WALK ACQUISITION CORP UNIT EX 123125
LWACW	LOCUST WALK ACQUISITION CORP WT EXP 123125
LWAY	LIFEWAY FOODS INC COM
LX	LEXINFINTECH HLDGS LTD ADR
LXEH	LIXIANG ED HLDG CO LTD ADS
LXFR	LUXFER HOLDINGS PLC SHS
LXP	LEXINGTON REALTY TRUST COM
LXP-C	LEXINGTON REALTY TRUST PFD CONV SER C
LXRX	LEXICON PHARMACEUTICALS INC COM NEW
LXU	LSB INDS INC COM

LYB	LYONDELLBASELL INDUSTRIES N V SHS - A -
LYEL	LYELL IMMUNOPHARMA INC COM
LYFT	LYFT INC CL A COM
LYG	LLOYDS BANKING GROUP PLC SPONSORED ADR
LYL	DRAGON VICTORY INTL LTD SHS
LYRA	LYRA THERAPEUTICS INC COM
LYTS	LSI INDS INC OHIO COM
LYV	LIVE NATION ENTERTAINMENT INC COM
LZB	LA Z BOY INC COM
M	MACYS INC COM
MA	MASTERCARD INCORPORATED CL A
MAA	MID-AMER APT CMNTYS INC COM
MAA-I	MID-AMER APT CMNTYS INC PFD SER I
MAAC	MONTES ARCHIMEDES ACQUISITION COM CL A
MAACU	MONTES ARCHIMEDES ACQUISITION UNIT EXP 093025
MAACW	MONTES ARCHIMEDES ACQUISITION WT EX
MAC	MACERICH CO COM
MACA	MORINGA ACQUISITION CORP CL A SHS
MACAU	MORINGA ACQUISITION CORP UNIT EX 021626
MACAW	MORINGA ACQUISITION CORP WT EXP 022228
MACC	MISSION ADVANCEMENT CORP CL A
MACC+	MISSION ADVANCEMENT CORP WT EXP 030526
MACC=	MISSION ADVANCEMENT CORP UNIT
MACK	MERRIMACK PHARMACEUTICALS INC COM NEW
MACQ	MCAP ACQUISITION CORP COM CL A
MACQU	MCAP ACQUISITION CORP UNIT EX 021830
MACQW	MCAP ACQUISITION CORP WT EXP 030226
MACU	MALLARD ACQUISITION CORP COM
MACUU	MALLARD ACQUISITION CORP UNIT EXP 063027
MACUW	MALLARD ACQUISITION CORP WT EXP 063027
MAG	MAG SILVER CORP COM
MAGS	MAGAL SECURITY SYS LTD ORD
MAIN	MAIN STR CAP CORP COM
MAN	MANPOWERGROUP INC WIS COM

MANH	MANHATTAN ASSOCIATES INC COM
MANT	MANTECH INTERNATIONAL CORP CL A
MANU	MANCHESTER UTD PLC NEW ORD CL A
MAPS	WM TECHNOLOGY INC COM
MAPSW	WM TECHNOLOGY INC WT EXP 061626
MAQC	MAQUIA CAPITAL ACQUISITION CRP CLASS A COM
MAQCU	MAQUIA CAPITAL ACQUISITION CRP UNIT
MAQCW	MAQUIA CAPITAL ACQUISITION CRP WT EXP 050526
MAR	MARRIOTT INTL INC NEW CL A
MARA	MARATHON DIGITAL HOLDINGS INC COM
MARB	FIRST TR EXCH TRADED FD III MERGER ARBITRA
MARK	REMARK HLDGS INC COM
MARPS	MARINE PETE TR UNIT BEN INT
MAS	MASCO CORP COM
MASI	MASIMO CORP COM
MASS	908 DEVICES INC COM
MAT	MATTEL INC COM
MATW	MATTHEWS INTL CORP CL A
MATX	MATSON INC COM
MAV	PIONEER MUNICIPAL HIGH INCOME COM
MAX	MEDIAALPHA INC CL A
MAXN	MAXEON SOLAR TECHNOLOGIES LTD SHS
MAXR	MAXAR TECHNOLOGIES INC COM
MAYS	MAYS J W INC COM
MBAC	M3 BRIGADE ACQUISITION II CORP COM CL A
MBAC+	M3 BRIGADE ACQUISITION II CORP WT EXP 030926
MBAC=	M3 BRIGADE ACQUISITION II CORP UNIT
MBB	ISHARES TR MBS ETF
MBCN	MIDDLEFIELD BANC CORP COM NEW
MBI	MBIA INC COM
MBII	MARRONE BIO INNOVATIONS INC COM
MBIN	MERCHANTS BANCORP IND COM
MBINN	MERCHANTS BANCORP IND 6% FXD PFD SR C
MBINO	MERCHANTS BANCORP IND 6% DP SH PFD B

MBINP	MERCHANTS BANCORP IND 7% NCUM PFD A
MBIO	MUSTANG BIO INC COM
MBNKP	MEDALLION BK UTAH 8% PFD SER F
MBOT	MICROBOT MED INC COM NEW
MBOX	ALPHA ARCHITECT ETF TR FREEDOM DAY
MBRX	MOLECULIN BIOTECH INC COM
MBSD	FLEXSHARES TR DISCP DUR MBS
MBT	MOBILE TELESYSTEMS PJSC SPONSORED ADR
MBTC	NOCTURNE ACQUISITION CORP ORDINARY SHARES
MBTCR	NOCTURNE ACQUISITION CORP RT
MBTCU	NOCTURNE ACQUISITION CORP UNIT EX 022526
MBUU	MALIBU BOATS INC COM CL A
MBWM	MERCANTILE BK CORP COM
MC	MOELIS & CO CL A
MCA	BLACKROCK MUNIYIELD CALIF QUAL COM
MCAD	MOUNTAIN CREST ACQUSTN CORP II COM
MCADR	MOUNTAIN CREST ACQUSTN CORP II RT
MCADU	MOUNTAIN CREST ACQUSTN CORP II UNIT EX
MCAE	MOUNTAIN CREST ACQSTN CORP III COMMON STOCK
MCAER	MOUNTAIN CREST ACQSTN CORP III RT
MCAEU	MOUNTAIN CREST ACQSTN CORP III UNIT
MCB	METROPOLITAN BK HLDG CORP COM
MCBC	MACATAWA BK CORP COM
MCBS	METROCITY BANKSHARES INC COM
MCD	MCDONALDS CORP COM
MCEF	FIRST TR EXCHNG TRADED FD VIII MUN CEF IN OPT
MCF	CONTANGO OIL & GAS CO COM NEW
MCFE	MCAFEE CORP COM CL A
MCFT	MASTERCRAFT BOAT HLDGS INC COM
MCHI	ISHARES TR MSCI CHINA ETF
MCHP	MICROCHIP TECHNOLOGY INC. COM
MCHX	MARCHEX INC CL B
MCI	BARINGS CORPORATE INVS COM
MCK	MCKESSON CORP COM

MCMJ	MERIDA MERGER CORP I COM
MCMJW	MERIDA MERGER CORP I WT EXP 110726
MCN	MADISON COVERED CALL & EQUITY COM
MCO	MOODYS CORP COM
MCR	MFS CHARTER INCOME TR SH BEN INT
MCRB	SERES THERAPEUTICS INC COM
MCRI	MONARCH CASINO & RESORT INC COM
MCRO	INDEXIQ ETF TR HDG MACTRK ETF
MCS	MARCUS CORP DEL COM
MCW	MISTER CAR WASH INC COM
MCY	MERCURY GENL CORP NEW COM
MD	MEDNAX INC COM
MDB	MONGODB INC CL A
MDC	M D C HLDGS INC COM
MDCA	MDC PARTNERS INC. CL A SUB VTG
MDGL	MADRIGAL PHARMACEUTICALS INC COM
MDGS	MEDIGUS LTD SPONSORED ADS
MDGSW	MEDIGUS LTD WT C EXP 072323
MDH	MDH ACQUISITION CORP COM CL A
MDH+	MDH ACQUISITION CORP WT EXP 020228
MDH=	MDH ACQUISITION CORP UNIT
MDIA	MEDIACO HLDG INC CL A
MDIV	FIRST TR EXCHANGE-TRADED FD VI MULTI ASSET DI
MDJH	MDJM LTD SHS
MDLA	MEDALLIA INC COM
MDLQ	MEDLEY LLC NT 24
MDLX	MEDLEY LLC SR NT 26
MDLY	MEDLEY MGMT INC CL A COM
MDLZ	MONDELEZ INTL INC CL A
MDNA	MEDICENNA THERAPEUTICS CORP COM
MDP	MEREDITH CORP COM
MDRR	MEDALIST DIVERSIFIED REIT INC COM
MDRRP	MEDALIST DIVERSIFIED REIT INC 8% SER A PFD STK
MDRX	ALLSCRIPTS HEALTHCARE SOLUTNS COM

MDT	MEDTRONIC PLC SHS
MDU	MDU RES GROUP INC COM
MDVL	MEDAVAIL HOLDINGS INC COM
MDWD	MEDIWOUND LTD ORD SHS
MDWT	MIDWEST HLDG INC COM NEW
MDXG	MIMEDX GROUP INC COM
MDY	SPDR S&P MIDCAP 400 ETF TR UTSER1 S&PDCRP
MDYG	SPDR SER TR S&P 400 MDCP GRW
MDYV	SPDR SER TR S&P 400 MDCP VAL
ME	23ANDME HOLDING CO CLASS A COM
MEC	MAYVILLE ENGR CO INC COM
MED	MEDIFAST INC COM
MEDP	MEDPACE HLDGS INC COM
MEDS	TRXADE HEALTH INC
MEG	MONTROSE ENVIRONMENTAL GROUP I COM
MEI	METHODE ELECTRS INC COM
MEIP	MEI PHARMA INC COM NEW
MELI	MERCADOLIBRE INC COM
MEOH	METHANEX CORP COM
MER-K	BK OF AMERICA CORP INCM CP OBG NT
MERC	MERCER INTL INC COM
MESA	MESA AIR GROUP INC COM NEW
MESO	MESOBLAST LTD SPONS ADR
MET	METLIFE INC COM
MET-A	METLIFE INC PFD A FLT RATE
MET-E	METLIFE INC 5.625 NCUM PFD E
MET-F	METLIFE INC 4.75% DP PFD F
METC	RAMACO RES INC COM
METX	METEN EDTECHX ED GROUP LTD ORD SHS
METXW	METEN EDTECHX ED GROUP LTD WT EXP 033125
MEUSW	23ANDME HOLDING CO WT EXP 061626
MEXX	DIREXION SHS ETF TR DLY MSCI MX 3X
MF	MISSFRESH LTD ADS
MFA	MFA FINL INC COM

MFA-B	MFA FINL INC PFD SER B
MFA-C	MFA FINL INC 6.50 PFD SER C
MFC	MANULIFE FINL CORP COM
MFD	MACQUARIE / FIRST TR GLOBAL IN COM
MFDX	PIMCO EQUITY SER RAFI DYN MULTI
MFEM	PIMCO EQUITY SER RAFI DYN EMERG
MFG	MIZUHO FINANCIAL GROUP INC SPONSORED ADR
MFGP	MICRO FOCUS INTL PLC SPON ADR NEW
MFH	MERCURITY FINTECH HOLDING INC SPONSORED ADS
MFIN	MEDALLION FINL CORP COM
MFL	BLACKROCK MUNIHLDS INVSTM QLTY COM
MFM	MFS MUN INCOME TR SH BEN INT
MFNC	MACKINAC FINL CORP COM
MFUS	PIMCO EQUITY SER RAFI DYN ML US
MFV	MFS SPL VALUE TR SH BEN INT
MG	MISTRAS GROUP INC COM
MGA	MAGNA INTL INC COM
MGC	VANGUARD WORLD FD MEGA CAP INDEX
MGEE	MGE ENERGY INC COM
MGF	MFS GOVT MKTS INCOME TR SH BEN INT
MGI	MONEYGRAM INTL INC COM NEW
MGIC	MAGIC SOFTWARE ENTERPRISES LTD ORD
MGK	VANGUARD WORLD FD MEGA GRWTH IND
MGLN	MAGELLAN HEALTH INC COM NEW
MGM	MGM RESORTS INTERNATIONAL COM
MGMT	UNIFIED SER TR BALLAST SMLMD CP
MGNI	MAGNITE INC COM
MGNX	MACROGENICS INC COM
MGP	MGM GROWTH PPTYS LLC CL A COM
MGPI	MGP INGREDIENTS INC NEW COM
MGR	AFFILIATED MANAGERS GROUP INC 5.875 NT SB 59
MGRB	AFFILIATED MANAGERS GROUP INC JR SUB NT 60
MGRC	MCGRATH RENTCORP COM
MGTA	MAGENTA THERAPEUTICS INC COM

MGTX	MEIRAGTX HLDGS PLC COM
MGU	MACQUARIE GLOBAL INFRASTRUCTUR COM
MGV	VANGUARD WORLD FD MEGA CAP VAL ETF
MGY	MAGNOLIA OIL & GAS CORP CL A
MGYR	MAGYAR BANCORP INC COM
MH-A	MAIDEN HOLDINGS LTD PREF SHS SER A
MH-C	MAIDEN HOLDINGS LTD PFD SHS SER C
MH-D	MAIDEN HOLDINGS LTD PFD SERIES D
MHD	BLACKROCK MUNIHOLDINGS FD INC COM
MHF	WESTERN ASSET MUN HIGH INCOME COM
MHH	MASTECH DIGITAL INC COM
MHI	PIONEER MUNICIPAL HIGH INCOME COM SHS
MHK	MOHAWK INDS INC COM
MHLA	MAIDEN HLDGS LTD 6.625 NT 2046
MHLD	MAIDEN HOLDINGS LTD SHS
MHN	BLACKROCK MUNIHLDGS NY QLTY FD COM
MHNC	MAIDEN HLDGS NORTH AMER LTD GTD NT 7.75%43
MHO	M/I HOMES INC COM
MIC	MACQUARIE INFRASTRUCTURE CORP COM
MICT	MICT INC COM
MID	AMERICAN CENTY ETF TR MID CAP GRW IMP
MIDD	MIDDLEBY CORP COM
MIDE	DBX ETF TR XTRACKERS S&P MD
MIDF	ISHARES TR MSCI USA MID CP
MIDU	DIREXION SHS ETF TR DLY MIDCAP ETF3X
MIE	COHEN & STEERS MLP INCOME & EN COM SHS
MILE	METROMILE INC COM
MILEW	METROMILE INC WT EXP 020926
MILN	GLOBAL X FDS MILLENNIAL CONSU
MIME	MIMECAST LTD ORD SHS
MIN	MFS INTER INCOME TR SH BEN INT
MINC	ADVISORSHARES TR NEWFLT MULSINC
MIND	MIND TECHNOLOGY INC COM
MINDP	MIND TECHNOLOGY INC 9.00% CUM PFD A

MINT	PIMCO ETF TR ENHAN SHRT MA AC
MIRM	MIRUM PHARMACEUTICALS INC COM
MIRO	MIROMATRIX MED INC COM
MIST	MILESTONE PHARMACEUTICALS INC COM
MIT	MASON INDUSTRIAL TECHNOLGY INC COM CL A
MIT+	MASON INDUSTRIAL TECHNOLGY INC WT EXP
MIT=	MASON INDUSTRIAL TECHNOLGY INC UNIT
MITAU	COLISEUM ACQUISITION CORP UNIT EX 040228
MITC	MEATECH 3D LTD SPONSORED ADS
MITK	MITEK SYS INC COM NEW
MITO	STEALTH BIOTHERAPEUTICS CORP SPONSORED ADS
MITQ	MOVING IMAGE TECHNOLOGIES LLC
MITT	AG MTG INVT TR INC COM
MITT-A	AG MTG INVT TR INC 8.25% PFD SER A
MITT-B	AG MTG INVT TR INC PFD SER B 8.00%
MITT-C	AG MTG INVT TR INC 8% CUM PFD SER C
MIXT	MIX TELEMATICS LTD SPONSORED ADR
MIY	BLACKROCK MUNIYLD MICH QLTY FD COM
MJ	ETF MANAGERS TR ETFMG ALTR HRVST
MJJ	BANK OF MONTREAL NT LKD 39
MJO	BANK OF MONTREAL ENT LKD 39
MJUS	ETF MANAGERS TR ETFMG US ALTER
MKC	MCCORMICK & CO INC COM NON VTG
MKC.V	MCCORMICK & CO INC COM VTG
MKD	MOLECULAR DATA INC SPONSORED ADS
MKGI	MONAKER GROUP INC COM NEW
MKL	MARKEL CORP COM
MKSI	MKS INSTRS INC COM
MKTX	MARKETAXESS HLDGS INC COM
MKTY	MECHANICAL TECHNOLOGY INC COM NEW
MLAB	MESA LABS INC COM
MLAC	MALACCA STRAITS ACQUISITION CO COM CL A
MLACU	MALACCA STRAITS ACQUISITION CO UNIT
MLACW	MALACCA STRAITS ACQUISITION CO WT EXP

MLCO	MELCO RESORTS AND ENTMNT LTD ADR
MLHR	MILLER HERMAN INC COM
MLI	MUELLER INDS INC COM
MLM	MARTIN MARIETTA MATLS INC COM
MLP	MAUI LD & PINEAPPLE INC COM
MLPA	GLOBAL X FDS GLBL X MLP ETF
MLPB	UBS AG LONDON BRANCH ETRACS ALER MLP
MLPO	CREDIT SUISSE NASSAU BRANCH ETN LKD 34
MLPR	UBS AG LONDON BRANCH ETRACS LKD ETN
MLPX	GLOBAL X FDS GLB X MLP ENRG I
MLR	MILLER INDS INC TENN COM NEW
MLSS	MILESTONE SCIENTIFIC INC COM NEW
MLVF	MALVERN BANCORP INC COM
MMAC	MMA CAPITAL HOLDINGS INC COM
MMAT	META MATERIALS INC COM
MMC	MARSH & MCLENNAN COS INC COM
MMD	MAINSTAY MACKAY DEFINEDTERM MU COM
MMI	MARCUS & MILLICHAP INC COM
MMIN	INDEXIQ ACTIVE ETF TR IQ MACKAY INSRED
MMIT	INDEXIQ ACTIVE ETF TR IQ MACKAY INTRME
MMLG	FIRST TR EXCHNG TRADED FD VIII MLT MNGD LRG GRW
MMLP	MARTIN MIDSTREAM PRTNRS L P UNIT L P INT
MMM	3M CO COM
MMP	MAGELLAN MIDSTREAM PRTNRS LP COM UNIT RP LP
MMS	MAXIMUS INC COM
MMSI	MERIT MED SYS INC COM
MMT	MFS MULTIMARKET INCOME TR SH BEN INT
MMTM	SPDR SER TR S&P1500MOMTILT
MMU	WESTERN ASSET MANAGED MUNS FD COM
MMX	MAVERIX METALS INC COM NEW
MMYT	MAKEMYTRIP LIMITED MAURITIUS SHS
MN	MANNING & NAPIER INC CL A
MNA	INDEXIQ ETF TR IQ MRGR ARB ETF
MNDO	MIND C T I LTD ORD

MNDY	MONDAY COM LTD SHS
MNKD	MANNKIND CORP COM NEW
MNMD	MIND MEDICINE MINDMED INC COM SUB VTG
MNOV	MEDICINOVA INC COM NEW
MNP	WESTERN ASSET MUN PARTNERS FD COM
MNPR	MONOPAR THERAPEUTICS INC COM
MNR	MONMOUTH REAL ESTATE INVT CORP CL A
MNR-C	MONMOUTH REAL ESTATE INVT CORP PFD SER C
MNRL	BRIGHAM MINERALS INC CL A COM
MNRO	MONRO INC COM
MNSB	MAINSTREET BANCSHARES INC COM
MNSBP	MAINSTREET BANCSHARES INC 7.5% DP SH PFD A
MNSO	MINISO GROUP HLDG LTD SPONSORED ADS
MNST	MONSTER BEVERAGE CORP NEW COM
MNTK	MONTAUK RENEWABLES INC COM
MNTV	MOMENTIVE GLOBAL INC COM
MNTX	MANITEX INTL INC COM
MO	ALTRIA GROUP INC COM
MOD	MODINE MFG CO COM
MODN	MODEL N INC COM
MODV	MODIVCARE INC COM
MOFG	MIDWESTONE FINL GROUP INC NEW COM
MOG.A	MOOG INC CL A
MOG.B	MOOG INC CL B
MOGO	MOGO INC COM
MOGU	MOGU INC SPON ADS
MOH	MOLINA HEALTHCARE INC COM
MOHO	ECMOHO LTD SPONSORED ADS
MOLN	MOLECULAR PARTNERS AG ADS
MOMO	MOMO INC ADR
MON	MONUMENT CIRCLE ACQUISITN CORP COM CL A
MONCU	MONUMENT CIRCLE ACQUISITN CORP UNIT EX 011426
MONCW	MONUMENT CIRCLE ACQUISITN CORP WT EXP 011426
MOO	VANECK VECTORS ETF TR AGRIBUSINESS ETF

MOON	DIREXION SHS ETF TR MOONSHOT INNOVAT
MOR	MORPHOSYS AG SPONSORED ADS
MORF	MORPHIC HLDG INC COM
MORN	MORNINGSTAR INC COM
MORT	VANECK VECTORS ETF TR MTG REIT INCOME
MOS	MOSAIC CO NEW COM
MOSY	MOSYS INC COM
MOTN	MOTION ACQUISITION CORP COM CL A
MOTNU	MOTION ACQUISITION CORP UNIT EXP 101425
MOTNW	MOTION ACQUISITION CORP WT EXP 100227
MOTO	GUINNESS ATKINSON FDS SMARTETF TRASP
MOTS	MOTUS GI HLDGS INC COM
MOTV	MOTIVE CAPITAL CORP SHS CL A
MOTV+	MOTIVE CAPITAL CORP WT EXP 123127
MOTV=	MOTIVE CAPITAL CORP UNIT
MOV	MOVADO GROUP INC COM
MOVE	MOVANO INC COM
MOXC	MOXIAN INC COM
MP	MP MATERIALS CORP COM CL A
MPA	BLACKROCK MUNIYIELD PA QLTY FD COM
MPAA	MOTORCAR PTS AMER INC COM
MPAC	MODEL PERFORMANCE ACQU CORP CLASS A ORD SHS
MPACR	MODEL PERFORMANCE ACQU CORP RT
MPACU	MODEL PERFORMANCE ACQU CORP UNIT EX 042926
MPACW	MODEL PERFORMANCE ACQU CORP WT EXP 042926
MPB	MID PENN BANCORP INC COM
MPC	MARATHON PETE CORP COM
MPLN	MULTIPLAN CORPORATION COM
MPLN+	MULTIPLAN CORPORATION WT EXP 021325
MPLX	MPLX LP COM UNIT REP LTD
MPV	BARINGS PARTN INVS SH BEN INT
MPW	MEDICAL PPTYS TRUST INC COM
MPWR	MONOLITHIC PWR SYS INC COM
MPX	MARINE PRODS CORP COM

MQ	MARQETA INC CLASS A COM
MQT	BLACKROCK MUNIYIELD QUALITY FD COM
MQY	BLACKROCK MUNIYILD QULT FD INC COM
MRAC	MARQUEE RAINE ACQUISITION CORP CL A SHS
MRACU	MARQUEE RAINE ACQUISITION CORP UNIT EXP 120125
MRACW	MARQUEE RAINE ACQUISITION CORP WT EXP 120125
MRAD	GUINNESS ATKINSON FDS SMARTETFS ADVER
MRAM	EVERSPIN TECHNOLOGIES INC COM
MRBK	MERIDIAN CORPORATION COM
MRC	MRC GLOBAL INC COM
MRCC	MONROE CAP CORP COM
MRCY	MERCURY SYS INC COM
MREO	MEREO BIOPHARMA GROUP PLC ADS
MRIN	MARIN SOFTWARE INC COM NEW
MRK	MERCK & CO INC COM
MRKR	MARKER THERAPEUTICS INC COM
MRLN	MARLIN BUSINESS SVCS CORP COM
MRM	MEDIROM HEALTHCARE TECH INC SPONSORED ADS
MRNA	MODERNA INC COM
MRNS	MARINUS PHARMACEUTICALS INC COM NEW
MRO	MARATHON OIL CORP COM
MRSN	MERSANA THERAPEUTICS INC COM
MRTN	MARTEN TRANS LTD COM
MRTX	MIRATI THERAPEUTICS INC COM
MRUS	MERUS N V COM
MRVI	MARAVAI LIFESCIENCES HLDGS INC COM CL A
MRVL	MARVELL TECHNOLOGY INC COM
MS	MORGAN STANLEY COM NEW
MS-A	MORGAN STANLEY PFD A 1/1000
MS-E	MORGAN STANLEY DEP SHS 1/1000 E
MS-F	MORGAN STANLEY DEP SHS 1/1000TH
MS-I	MORGAN STANLEY DEP FIX/FLT
MS-K	MORGAN STANLEY SH NONCM PFD K
MS-L	MORGAN STANLEY 4.875 DP SH PF L

MSA	MSA SAFETY INC COM
MSAC	MEDICUS SCIENCES ACQUISITION C CL A SHS
MSACW	MEDICUS SCIENCES ACQUISITION C WT EXP 021226
MSB	MESABI TR CTF BEN INT
MSBI	MIDLAND STS BANCORP INC ILL COM
MSC	STUDIO CITY INTL HLDGS LTD SPON ADS
MSCI	MSCI INC COM
MSD	MORGAN STANLEY EMKT DBT FD INC COM
MSDA	MSD ACQUISITION CORP CLASS A ORD SHS
MSDAU	MSD ACQUISITION CORP UNIT EX 032526
MSDAW	MSD ACQUISITION CORP WT EXP 032526
MSEX	MIDDLESEX WTR CO COM
MSFT	MICROSOFT CORP COM
MSGE	MADISON SQUARE GRDN ENTERTNMNT CL A
MSGM	MOTORSPORT GAMES INC COM CL A
MSGN	MSG NETWORK INC CL A
MSGS	MADISON SQUARE GRDN SPRT CORP CL A
MSI	MOTOROLA SOLUTIONS INC COM NEW
MSM	MSC INDL DIRECT INC CL A
MSN	EMERSON RADIO CORP COM NEW
MSON	MISONIX INC COM
MSOS	ADVISORSHARES TR PURE US CANNABIS
MSP	DATTO HLDG CORP COM
MSTR	MICROSTRATEGY INC CL A NEW
MSVB	MID-SOUTHERN BANCORP INC COM
MT	ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH
MTA	METALLA RTY & STREAMING LTD COM NEW
MTAC	MEDTECH ACQUISITION CORP COM CL A
MTACU	MEDTECH ACQUISITION CORP UNIT EXP 121825
MTACW	MEDTECH ACQUISITION CORP WT EXP 121825
MTB	M & T BK CORP COM
MTBC	CARECLOUD INC COM
MTBCP	CARECLOUD INC 11% CUM PFD CL A
MTC	MMTEC INC SHS

MTCH	MATCH GROUP INC NEW COM
MTCN	ARCELORMITTAL SA LUXEMBOURG 5.5 NT LKD 23
MTCR	METACRINE INC COM
MTD	METTLER TOLEDO INTERNATIONAL COM
MTDR	MATADOR RES CO COM
MTEM	MOLECULAR TEMPLATES INC COM
MTEX	MANNATECH INC COM NEW
MTG	MGIC INVT CORP WIS COM
MTGP	WISDOMTREE TR MORTGAGE PLUS BD
MTH	MERITAGE HOMES CORP COM
MTL	MECHEL PAO SPONSORED ADR NE
MTL-	MECHEL PAO SPON ADR PFD
MTLS	MATERIALISE NV SPONSORED ADS
MTN	VAIL RESORTS INC COM
MTNB	MATINAS BIOPHARMA HLDGS INC COM
MTOR	MERITOR INC COM
MTP	MIDATECH PHARMA PLC SPONSORED ADS
MTR	MESA RTY TR UNIT BEN INT
MTRN	MATERION CORP COM
MTRX	MATRIX SVC CO COM
MTSI	MACOM TECH SOLUTIONS HLDGS INC COM
MTSL	MER TELEMANAGEMENT SOLUTIONS SHS
MTUL	UBS AG LONDON BRANCH CAL LKD 51
MTW	MANITOWOC CO INC COM NEW
MTX	MINERALS TECHNOLOGIES INC COM
MTZ	MASTEC INC COM
MU	MICRON TECHNOLOGY INC COM
MUA	BLACKROCK MUNIASSETS FD INC COM
MUB	ISHARES TR NATIONAL MUN ETF
MUC	BLACKROCK MUNIHLDNGS CALI QLTY COM
MUDS	MUDRICK CAPITAL ACQU CORP II COM CL A
MUDSU	MUDRICK CAPITAL ACQU CORP II UNIT EX
MUDSW	MUDRICK CAPITAL ACQU CORP II WT EXP 091027
MUE	BLACKROCK MUNIHOLDINGS QUALITY COM

MUFG	MITSUBISHI UFJ FINL GROUP INC SPONSORED ADS
MUI	BLACKROCK MUNI INTER DR FD INC COM
MUJ	BLACKROCK MUNIHLDGS NJ QLTY FD COM
MUNI	PIMCO ETF TR INTER MUN BD ACT
MUR	MURPHY OIL CORP COM
MUSA	MURPHY USA INC COM
MUST	COLUMBIA ETF TR I MULTI SEC MUNI
MUX	MCEWEN MNG INC COM
MVBF	MVB FINL CORP COM
MVF	BLACKROCK MUNIVEST FD INC COM
MVIS	MICROVISION INC DEL COM NEW
MVO	MV OIL TR TR UNITS
MVP	LISTED FD TR ROUNDHILL MVP
MVRL	UBS AG LONDON BRANCH ETRACS LKD 50
MVT	BLACKROCK MUNIVEST FD II INC COM
MVV	PROSHARES TR PSHS ULT MCAP400
MWA	MUELLER WTR PRODS INC COM SER A
MX	MAGNACHIP SEMICONDUCTOR CORP N COM
MXC	MEXCO ENERGY CORP COM
MXDU	ETF SER SOLUTIONS NATIONWIDE MAX
MXE	MEXICO EQUITY & INCOME FD COM
MXF	MEXICO FD INC COM
MXI	ISHARES TR GLOBAL MATER ETF
MXIM	MAXIM INTEGRATED PRODS INC COM
MXL	MAXLINEAR INC COM
MYC	BLACKROCK MUNIYIELD CALIF FD I COM
MYD	BLACKROCK MUNIYIELD FD INC COM
MYE	MYERS INDS INC COM
MYFW	FIRST WESTN FINL INC COM
MYGN	MYRIAD GENETICS INC COM
MYI	BLACKROCK MUNIYIELD QUALITY FD COM
MYJ	BLACKROCK MUNIYIELD N J FD INC COM
MYMD	MYMD PHARMACEUTICALS INC COM
MYN	BLACKROCK MUNIYIELD N Y QUALIT COM

MYO	MYOMO INC COM NEW
MYOV	MYOVANT SCIENCES LTD COM
MYPS	PLAYSTUDIOS INC CLASS A COM
MYPSW	PLAYSTUDIOS INC WT EXP 061726
MYRG	MYR GROUP INC DEL COM
MYSZ	MY SIZE INC COM NEW
MYTE	MYT NETHERLANDS PARENT B V ADS
MYY	PROSHARES TR PSHS SH MDCAP400
MZZ	PROSHARES TR ULTSHT MIDCAP400
NAAC	NORTH ATLANTIC ACQUISITN CORP CL A SHS
NAACU	NORTH ATLANTIC ACQUISITN CORP UNIT EX 102025
NAACW	NORTH ATLANTIC ACQUISITN CORP WT EXP 102025
NAC	NUVEEN CA QUALTY MUN INCOME FD COM
NACP	IMPACT SHS FDS I TR NAACP MINO ETF
NAD	NUVEEN QUALITY MUNCP INCOME FD COM
NAII	NATURAL ALTERNATIVES INTL INC COM NEW
NAIL	DBX ETF TR DALY HOM B&S BUL
NAK	NORTHERN DYNASTY MINERALS LTD COM NEW
NAKD	NAKED BRAND GROUP LIMITED SHS NEW
NAN	NUVEEN NEW YORK QLT MUN INC FD COM
NANR	SPDR INDEX SHS FDS S&P NORTH AMER
NAOV	NANOVIBRONIX INC COM
NAPA	DUCKHORN PORTFOLIO INC COM
NARI	INARI MED INC COM
NAT	NORDIC AMERICAN TANKERS LIMITE COM
NATH	NATHANS FAMOUS INC NEW COM
NATI	NATIONAL INSTRS CORP COM
NATR	NATURES SUNSHINE PRODS INC COM
NAUT	NAUTILUS BIOTECHNOLOGY INC COM
NAV	NAVISTAR INTL CORP NEW COM
NAV-D	NAVISTAR INTL CORP NEW PFD SR D CONV
NAVB	NAVIDEA BIOPHARMACEUTICALS INC COM NEW
NAVI	NAVIENT CORPORATION COM
NAZ	NUVEEN ARIZONA QLTY MUN INC FD COM

NBA	NEW BEGINNINGS ACQUISITION COR COM
NBA+	NEW BEGINNINGS ACQUISITION COR WT EXP 110126
NBA=	NEW BEGINNINGS ACQUISITION COR UNIT EX 110126
NBB	NUVEEN TAXABLE MUNICPAL INM FD COM
NBEV	NEWAGE INC COM
NBH	NEUBERGER BERMAN MUN FD INC COM
NBHC	NATIONAL BK HLDGS CORP CL A
NBIX	NEUROCRINE BIOSCIENCES INC COM
NBN	NORTHEAST BK LEWISTON ME COM
NBO	NEUBERGER BERMAN N Y MUN FD IN COM
NBR	NABORS INDUSTRIES LTD SHS
NBRV	NABRIVA THERAPEUTICS PLC SHS
NBSE	NEUBASE THERAPEUTICS INC COM
NBST	NEWBURY STREET ACQUISITN CORP COM
NBSTU	NEWBURY STREET ACQUISITN CORP UNIT EX 043028
NBSTW	NEWBURY STREET ACQUISITN CORP WT EXP 043028
NBTB	NBT BANCORP INC COM
NBTX	NANOBIOTIX SA SPONSORED ADS
NBW	NEUBERGER BRMAN CLIFRN MUNI FD COM
NBXG	NEUBERGER BERMAN NEXT GENERATI COMMON STOCK
NBY	NOVABAY PHARMACEUTICALS INC COM NEW
NC	NACCO INDS INC CL A
NCA	NUVEEN CALIFORNIA MUNI VLU FD COM STK
NCBS	NICOLET BANKSHARES INC COM
NCLH	NORWEGIAN CRUISE LINE HLDG LTD SHS
NCMI	NATIONAL CINEMEDIA INC COM
NCNA	NUCANA PLC SPONSORED ADR
NCNO	NCINO INC COM
NCR	NCR CORP NEW COM
NCSM	NCS MULTISTAGE HLDGS INC COM NEW
NCTY	THE9 LTD SPON ADS NEW
NCV	VIRTUS ALLIANZGI CONVERTIBLE COM
NCV-A	VIRTUS ALLIANZGI CONVERTIBLE 5.625% CUM PFD A
NCZ	VIRTUS ALLIANZGI CONVERTIBLE COM

NCZ-A	VIRTUS ALLIANZGI CONVERTIBLE 5.50% CUM PFD A
NDAC	NIGHTDRAGON ACQUISITION CORP CLASS A COM
NDACU	NIGHTDRAGON ACQUISITION CORP SCLEUNITEX022626
NDACW	NIGHTDRAGON ACQUISITION CORP WT EXP 022626
NDAQ	NASDAQ INC COM
NDLS	NOODLES & CO COM CL A
NDMO	NUVEEN DYNAMIC MUN OPPORTUNITI COM SHS
NDP	TORTOISE ENERGY INDEPENDENC FD COM
NDRA	ENDRA LIFE SCIENCES INC COM
NDRAW	ENDRA LIFE SCIENCES INC WT EX
NDSN	NORDSON CORP COM
NE	NOBLE CORP NEW SHS
NEA	NUVEEN AMT FREE QLTY MUN INCME COM
NEBC	NEBULA CARAVEL ACQUISITION COR COM CL A
NEBCU	NEBULA CARAVEL ACQUISITION COR UNIT EXP 120923
NEBCW	NEBULA CARAVEL ACQUISITION COR WT EXP 100125
NEE	NEXTERA ENERGY INC COM
NEE-K	NEXTERA ENERGY CAP HLDGS INC JR SUB DEB 76
NEE-N	NEXTERA ENERGY CAP HLDGS INC FXD NT79
NEE-O	NEXTERA ENERGY INC UNIT 09/01/22
NEE-P	NEXTERA ENERGY INC UNIT 03/01/23
NEE-Q	NEXTERA ENERGY INC UNIT 09/01/23
NEGG	NEWEGG COMMERCE INC COMMON SHARES
NEM	NEWMONT CORP COM
NEN	NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT
NEO	NEOGENOMICS INC COM NEW
NEOG	NEOGEN CORP COM
NEON	NEONODE INC COM PAR
NEP	NEXTERA ENERGY PARTNERS LP COM UNIT PART IN
NEPH	NEPHROS INC COM
NEPT	NEPTUNE WELLNESS SOLUTIONS INC COM
NERD	LISTED FD TR ROUNDHILL BITK
NERV	MINERVA NEUROSCIENCES INC COM
NES	NUVERRA ENVIRONMENTAL SOLUTION COM PAR

NESR	NATIONAL ENERGY SERVICES REUNI SHS
NESRW	NATIONAL ENERGY SERVICES REUNI WT EXP 050522
NET	CLOUDFLARE INC CL A COM
NETE	NET ELEMENT INC COM
NETI	ENETI INC COM
NETL	ETF SER SOLUTIONS NETLEASE CORP
NEU	NEWMARKET CORP COM
NEV	NUVEEN ENHANCED MUN VALUE FD COM
NEW	PUXIN LTD ADS
NEWA	NEWATER TECHNOLOGY INC SHS
NEWP	NEW PAC METALS CORP COM
NEWR	NEW RELIC INC COM
NEWT	NEWTEK BUSINESS SVCS CORP COM NEW
NEWTL	NEWTEK BUSINESS SVCS CORP NT LKD 24
NEWTZ	NEWTEK BUSINESS SVCS CORP 5.50 NT 2026
NEX	NEXTIER OILFIELD SOLUTIONS COM
NEXA	NEXA RES S A COM
NEXI	NEXIMMUNE INC COM
NEXT	NEXTDECADE CORP COM
NFBK	NORTHFIELD BANCORP INC DEL COM
NFE	NEW FORTRESS ENERGY INC COM CL A
NFG	NATIONAL FUEL GAS CO COM
NFH	NEW FRONTIER HEALTH CORP ORD SHS
NFH+	NEW FRONTIER HEALTH CORP WT EXP 113024
NFJ	VIRTUS DIVIDEND INTEREST & PR COM
NFLT	ETFIS SER TR I VIRTUS NEWFLEET
NFLX	NETFLIX INC COM
NFRA	FLEXSHARES TR STOXX GLOBR INF
NFTY	FIRST TR EXCH TRD ALPHDX FD II INDIA NFTY50 EQW
NG	NOVAGOLD RES INC COM NEW
NGAB	NORTHERN GENESIS ACQUISITION COMMON STOCK
NGAB+	NORTHERN GENESIS ACQUISITION WT EXP 011526
NGAB=	NORTHERN GENESIS ACQUISITION UNIT
NGAC	NEXTGEN ACQUISITION CORP CL A

NGACU	NEXTGEN ACQUISITION CORP UNIT EXP 112620
NGACW	NEXTGEN ACQUISITION CORP WT EXP 100625
NGC	NORTHERN GENESIS ACQU CORP III COM
NGC+	NORTHERN GENESIS ACQU CORP III WT EXP 123127
NGC=	NORTHERN GENESIS ACQU CORP III UNIT
NGCA	NEXTGEN ACQUISITION CORP II CLASS A ORD SHS
NGCAU	NEXTGEN ACQUISITION CORP II UNIT EX 032326
NGCAW	NEXTGEN ACQUISITION CORP II WT EXP 032326
NGD	NEW GOLD INC CDA COM
NGE	GLOBAL X FDS GBL X MSCI NIGER
NGG	NATIONAL GRID PLC SPONSORED ADR NE
NGL	NGL ENERGY PARTNERS LP COM UNIT REPST
NGL-B	NGL ENERGY PARTNERS LP PFD UNIT CL B
NGL-C	NGL ENERGY PARTNERS LP 9.625 PFD UNIT C
NGM	NGM BIOPHARMACEUTICALS INC COM
NGMS	NEOGAMES S A SHS
NGS	NATURAL GAS SVCS GROUP INC COM
NGVC	NATURAL GROCERS BY VITAMIN COT COM
NGVT	INGEVITY CORP COM
NH	NANTHEALTH INC COM
NHC	NATIONAL HEALTHCARE CORP COM
NHF	NEXPOINT STRATEGIC OPPORTES FD COM NEW
NHF-A	NEXPOINT STRATEGIC OPPORTES FD 5.5% CUM PRF A
NHI	NATIONAL HEALTH INVS INC COM
NHIC	NEWHOLD INVESTMENT CORP COM CL A
NHICU	NEWHOLD INVESTMENT CORP UNIT EXP 031025
NHICW	NEWHOLD INVESTMENT CORP WT EXP 031025
NHS	NEUBERGER BERMAN HIGH YIELD ST COM
NHTC	NATURAL HEALTH TRENDS CORP COM
NI	NISOURCE INC COM
NI-B	NISOURCE INC 6% DEP SHS PFD B
NIB	BARCLAYS BANK PLC ETN DJUBSCOCO 38
NICE	NICE LTD SPONSORED ADR
NICK	NICHOLAS FINL INC BC COM NEW

NID	NUVEEN INTER DURATION MUN TERM COM
NIE	VIRTUS ALLIANZGI EQUITY & CONV COM
NIFE	DIREXION SHS ETF TR FALLEN KNIVES
NIM	NUVEEN SELECT MAT MUN FD SH BEN INT
NIMC	NISOURCE INC UNIT 12/01/23
NINE	NINE ENERGY SERVICE INC COM
NIO	NIO INC SPON ADS
NIQ	NUVEEN INT DUR QUAL MUN TRM FD COM
NISN	NISUN INTL ENT DVPMT GP CO LTD COM CL A
NIU	NIU TECHNOLOGIES ADS
NJR	NEW JERSEY RES CORP COM
NKE	NIKE INC CL B
NKG	NUVEEN GEORGIA QLTY MUN INC FD COM
NKLA	NIKOLA CORP COM
NKSH	NATIONAL BANKSHARES INC VA COM
NKTR	NEKTAR THERAPEUTICS COM
NKTX	NKARTA INC COM
NKX	NUVEEN CALIFORNIA AMT QLT MUN COM
NL	NL INDS INC COM NEW
NLITU	NORTHERN LIGHTS ACQUISITN CORP UNIT EX 110127
NLOK	NORTONLIFELOCK INC COM
NLR	VANECK VECTORS ETF TR URANIUM NUCLEAR
NLS	NAUTILUS INC COM
NLSN	NIELSEN HLDGS PLC SHS EUR
NLSP	NLS PHARMACEUTICS LTD SHS
NLSPW	NLS PHARMACEUTICS LTD WT EXP 092525
NLTX	NEOLEUKIN THERAPEUTICS INC COM
NLY	ANNALY CAPITAL MANAGEMENT INC COM
NLY-F	ANNALY CAPITAL MANAGEMENT INC 6.95% PFD SER F
NLY-G	ANNALY CAPITAL MANAGEMENT INC PFD SER G
NLY-I	ANNALY CAPITAL MANAGEMENT INC 6.75% PFD SER I
NM	NAVIOS MARITIME HOLDINGS INC COM
NM-G	NAVIOS MARITIME HOLDINGS INC SPN ADS RP PFD G
NM-H	NAVIOS MARITIME HOLDINGS INC SPON ADR PFD H

NMCO	NUVEEN MUN CR OPPORTUNITIES FD COM
NMFC	NEW MTN FIN CORP COM
NMG	NOUVEAU MONDE GRAPHITE INC COM NEW
NMI	NUVEEN MUN INCOME FD INC COM
NMIH	NMI HLDGS INC CL A
NMK-B	NIAGARA MOHAWK PWR CORP PFD 3.60%
NMK-C	NIAGARA MOHAWK PWR CORP PFD 3.90%
NML	NEUBERGER BERMAN MLP & ENERGY COM
NMM	NAVIOS MARITIME PARTNERS L P COM UNIT LPI
NMMC	NORTH MOUNTAIN MERGER CORP COM CL A
NMMCU	NORTH MOUNTAIN MERGER CORP UNIT EXP 091625
NMMCW	NORTH MOUNTAIN MERGER CORP WT EXP 091625
NMR	NOMURA HLDGS INC SPONSORED ADR
NMRD	NEMAURA MED INC COM NEW
NMRK	NEWMARK GROUP INC CL A
NMS	NUVEEN MINN QUALITY MUN INM FD SHS
NMT	NUVEEN MASSACHUSETS QLT MUN FD COM
NMTC	NEUROONE MED TECHNOLOGIES CORP COM NEW
NMTR	9 METERS BIOPHARMA INC COM
NMZ	NUVEEN MUN HIGH INCOME OPPORTU COM
NNA	NAVIOS MARITIME ACQUIS CORP SHS
NNBR	NN INC COM
NNDM	NANO DIMENSION LTD SPONSORD ADS NEW
NNI	NELNET INC CL A
NNN	NATIONAL RETAIL PROPERTIES INC COM
NNN-F	NATIONAL RETAIL PROPERTIES INC DEP SHS PFD F
NNOX	NANO X IMAGING LTD ORD SHS
NNVC	NANOVIRICIDES INC COM
NNY	NUVEEN N Y MUN VALUE FD COM
NOA	NORTH AMERN CONSTR GROUP LTD COM
NOAC	NATURAL ORDER ACQUISITION CORP COM
NOACU	NATURAL ORDER ACQUISITION CORP UNIT EX
NOACW	NATURAL ORDER ACQUISITION CORP WT EXP 091525
NOAH	NOAH HLDGS LTD SPON ADS CL A

NOC	NORTHROP GRUMMAN CORP COM
NODK	NI HLDGS INC COM
NOG	NORTHERN OIL AND GAS INC MN COM
NOK	NOKIA CORP SPONSORED ADR
NOM	NUVEEN MISSOURI QLT MUN INC FD COM
NOMD	NOMAD FOODS LTD USD ORD SHS
NORW	GLOBAL X FDS GLBX MSCI NORW
NOTV	INOTIV INC COM
NOV	NOV INC COM
NOVA	SUNNOVA ENERGY INTL INC. COM
NOVN	NOVAN INC COM NEW
NOVT	NOVANTA INC COM
NOW	SERVICENOW INC COM
NP	NEENAH INC COM
NPCE	NEUROPACE INC COM
NPCT	NUVEEN CORE PLUS IMPACT FUND COM BEN INT
NPK	NATIONAL PRESTO INDS INC COM
NPO	ENPRO INDS INC COM
NPTN	NEOPHOTONICS CORP COM
NPV	NUVEEN VIRGINIA QLTY MUNCPL FD COM
NQP	NUVEEN PENNSYLVANIA QLT MUN FD COM
NR	NEWPARK RES INC COM PAR $.01NEW
NRAC	NOBLE ROCK ACQUISITION CORP CL A SHS
NRACU	NOBLE ROCK ACQUISITION CORP UNIT EX 013128
NRACW	NOBLE ROCK ACQUISITION CORP WT EXP 013128
NRBO	NEUROBO PHARMACEUTICALS INC COM
NRC	NATIONAL RESH CORP COM NEW
NREF	NEXPOINT REAL ESTATE FIN INC COM
NREF-A	NEXPOINT REAL ESTATE FIN INC 8.50% RED PFD A
NRG	NRG ENERGY INC COM NEW
NRGD	BANK OF MONTREAL BIG OIL INDX 3X
NRGU	BANK OF MONTREAL BIG OIL 3X LEV
NRGX	PIMCO ENERGY & TACTICAL CR OPP COM SHS BEN INT
NRIM	NORTHRIM BANCORP INC COM

NRIX	NURIX THERAPEUTICS INC COM
NRK	NUVEEN NEW YORK AMT QLT MUNICP COM
NRO	NEUBERGER BERMAN REAL ESTATE S COM
NRP	NATURAL RESOURCE PARTNERS L P COM UNIT LTD PAR
NRT	NORTH EUROPEAN OIL RTY TR SH BEN INT
NRUC	NATIONAL RURAL UTILS COOP FIN 5.5% SUB NT 64
NRXP	NRX PHARMACEUTICALS INC COM
NRXPW	NRX PHARMACEUTICALS INC WT EXP 052426
NRZ	NEW RESIDENTIAL INVT CORP COM NEW
NRZ-A	NEW RESIDENTIAL INVT CORP 7.50% PFD SER A
NRZ-B	NEW RESIDENTIAL INVT CORP 7.125 SR B PFD
NRZ-C	NEW RESIDENTIAL INVT CORP 6.375 PFD SER C
NS	NUSTAR ENERGY LP UNIT COM
NS-A	NUSTAR ENERGY LP PFD UNIT SER A
NS-B	NUSTAR ENERGY LP RED PFD SER B
NS-C	NUSTAR ENERGY LP 9.00% CUM PFD C
NSA	NATIONAL STORAGE AFFILIATES TR COM SHS BEN IN
NSA-A	NATIONAL STORAGE AFFILIATES TR 6% PFD BEN INT A
NSC	NORFOLK SOUTHN CORP COM
NSEC	NATIONAL SEC GROUP INC COM
NSH	NAVSIGHT HLDGS INC CL A
NSH+	NAVSIGHT HLDGS INC WT EXP 010130
NSH=	NAVSIGHT HLDGS INC UNITS
NSIT	INSIGHT ENTERPRISES INC COM
NSL	NUVEEN SR INCOME FD COM
NSP	INSPERITY INC COM
NSPR	INSPIREMD INC COM
NSPRW	INSPIREMD INC WT EXP 070721
NSPRZ	INSPIREMD INC WT B EXP 031422
NSS	NUSTAR LOGISTICS L P SB NT FX/FL 43
NSSC	NAPCO SEC TECHNOLOGIES INC COM
NSTB	NORTHERN STAR INVSTMNT CORP II COM CLASS A
NSTB+	NORTHERN STAR INVSTMNT CORP II WT EXP 013128
NSTB=	NORTHERN STAR INVSTMNT CORP II UNIT EX 013128

NSTC	NORTHERN STAR INVEST CORP III COM CL A
NSTC+	NORTHERN STAR INVEST CORP III WT EXP 022528
NSTC=	NORTHERN STAR INVEST CORP III UNIT EX 022528
NSTD	NORTHERN STAR INVEST CORP IV COM CL A
NSTD+	NORTHERN STAR INVEST CORP IV WT EXP 022528
NSTD=	NORTHERN STAR INVEST CORP IV UNIT EX 022528
NSTG	NANOSTRING TECHNOLOGIES INC COM
NSYS	NORTECH SYS INC COM
NTAP	NETAPP INC COM
NTB	BANK OF NT BUTTERFIELD&SON LTD SHS NEW
NTCO	NATURA &CO HLDG S A ADS
NTCT	NETSCOUT SYS INC COM
NTEC	INTEC PHARMA LTD JERUSALEM SHS NEW
NTES	NETEASE INC SPONSORED ADS
NTG	TORTOISE MIDSTRM ENERGY FD INC COM
NTGR	NETGEAR INC COM
NTIC	NORTHERN TECHNOLOGIES INTL COR COM
NTIP	NETWORK-1 TECHNOLOGIES INC COM
NTLA	INTELLIA THERAPEUTICS INC COM
NTNX	NUTANIX INC CL A
NTP	NAM TAI PPTY INC SHS
NTR	NUTRIEN LTD COM
NTRA	NATERA INC COM
NTRS	NORTHERN TR CORP COM
NTRSO	NORTHERN TR CORP 4.7% DP SH PF E
NTSE	WISDOMTREE TR EMERGING MARKETS
NTSI	WISDOMTREE TR INTERNATIONL EFI
NTST	NETSTREIT CORP COM
NTSX	WISDOMTREE TR US EFFICIENT COR
NTUS	NATUS MED INC DEL COM
NTWK	NETSOL TECHNOLOGIES INC COM PAR $.001
NTZ	NATUZZI S P A SPON ADS
NUAG	NUSHARES ETF TR NUVEEN ENHNC YLD
NUAN	NUANCE COMMUNICATIONS INC COM

NUBD	NUSHARES ETF TR NUVEEN ESG US
NUE	NUCOR CORP COM
NUGT	DIREXION SHS ETF TR DLY GOLD INDX 2X
NUHY	NUSHARES ETF TR ESG HI TLD CRP
NUO	NUVEEN OHIO QLTY MUN INCOME FD COM
NURO	NEUROMETRIX INC COM
NUS	NU SKIN ENTERPRISES INC CL A
NUSA	NUSHARES ETF TR NUVEEN ENHCD 1 5
NUSI	ETF SER SOLUTIONS NATIONWIDE RSK
NUV	NUVEEN MUN VALUE FD INC COM
NUVA	NUVASIVE INC COM
NUVB	NUVATION BIO INC COM CL A
NUVB+	NUVATION BIO INC WT EXP 070727
NUW	NUVEEN AMT-FREE MUN VALUE FD COM
NUWE	NUWELLIS INC COM
NUZE	NUZEE INC COM NEW
NVAX	NOVAVAX INC COM NEW
NVCN	NEOVASC INC COM
NVCR	NOVOCURE LTD ORD SHS
NVDA	NVIDIA CORPORATION COM
NVEC	NVE CORP COM NEW
NVEE	NV5 GLOBAL INC COM
NVFY	NOVA LIFESTYLE INC COM NEW
NVG	NUVEEN AMT FREE MUN CR INC FD COM
NVGS	NAVIGATOR HLDGS LTD SHS
NVIV	INVIVO THERAPEUTICS HLDGS CORP COM
NVMI	NOVA MEASURING INSTRUMENTS LTD COM
NVO	NOVO-NORDISK A S ADR
NVOS	NOVO INTEGRATED SCIENCES INC COM NEW
NVQ	EXCHANGE LISTED FDS TR QRAFT AI ENANE
NVR	NVR INC COM
NVRO	NEVRO CORP COM
NVS	NOVARTIS AG SPONSORED ADR
NVSA	NEW VISTA ACQUISITION CORP CL A SHS

NVSAU	NEW VISTA ACQUISITION CORP UNIT EX 020126
NVSAW	NEW VISTA ACQUISITION CORP WT EXP 020126
NVST	ENVISTA HOLDINGS CORPORATION COM
NVT	NVENT ELECTRIC PLC SHS
NVTA	INVITAE CORP COM
NVVE	NUVVE HOLDING CORP COM
NVVEW	NUVVE HOLDING CORP WT EXP 031926
NWBI	NORTHWEST BANCSHARES INC MD COM
NWE	NORTHWESTERN CORP COM NEW
NWFL	NORWOOD FINL CORP COM
NWG	NATWEST GROUP PLC SPONS ADR 2 ORD
NWHM	NEW HOME CO INC COM
NWL	NEWELL BRANDS INC COM
NWLI	NATIONAL WESTN LIFE GROUP INC CL A
NWN	NORTHWEST NAT HLDG CO COM
NWPX	NORTHWEST PIPE CO COM
NWS	NEWS CORP NEW CL B
NWSA	NEWS CORP NEW CL A
NX	QUANEX BLDG PRODS CORP COM
NXC	NUVEEN CALIF SELECT TAX FREE I SH BEN INT
NXE	NEXGEN ENERGY LTD COM
NXGN	NEXTGEN HEALTHCARE INC COM
NXJ	NUVEEN NEW JERSEY QULT MUN FD COM
NXN	NUVEEN N Y SELECT TAX FREE INC SH BEN INT
NXP	NUVEEN SELECT TAX-FREE INCOME SH BEN INT
NXPI	NXP SEMICONDUCTORS N V COM
NXQ	NUVEEN SELECT TAX FREE INCOME SH BEN INT
NXR	NUVEEN SELECT TAX FREE INCOME SH BEN INT
NXRT	NEXPOINT RESIDENTIAL TR INC COM
NXST	NEXSTAR MEDIA GROUP INC CL A
NXTC	NEXTCURE INC COM
NXTD	NXT-ID INC COM NEW
NXTG	FIRST TR EXCHANGE TRADED FD II INDXX NEXTG ETF
NXU	NOVUS CAPITAL CORPORATION II COM CL A

NXU+	NOVUS CAPITAL CORPORATION II WT EXP 020226
NXU=	NOVUS CAPITAL CORPORATION II UNIT
NYC	NEW YORK CITY REIT INC COM
NYCB	NEW YORK CMNTY BANCORP INC COM
NYCB-A	NEW YORK CMNTY BANCORP INC DEP SHS REPSTG A
NYCB-U	NEW YORK CMNTY CAP TR V UNIT 05/07/51
NYF	ISHARES TR NEW YORK MUN ETF
NYMT	NEW YORK MTG TR INC COM PAR $.02
NYMTM	NEW YORK MTG TR INC 7.875% SER E PFD
NYMTN	NEW YORK MTG TR INC 8% RED PFD D
NYMTO	NEW YORK MTG TR INC 7.875 SR C PFD
NYMTP	NEW YORK MTG TR INC RED PFD B 7.75%
NYMX	NYMOX PHARMACEUTICAL CORP COM
NYT	NEW YORK TIMES CO CL A
NZF	NUVEEN MUNICIPAL CREDIT INC FD COM SH BEN INT
O	REALTY INCOME CORP COM
OACB	OAKTREE ACQUISITION CORP II CL A SHS
OACB+	OAKTREE ACQUISITION CORP II WT EXP 091527
OACB=	OAKTREE ACQUISITION CORP II UNIT EX 091527
OAK-A	OAKTREE CAP GROUP LLC 6.625% PFD UT A
OAK-B	OAKTREE CAP GROUP LLC 6.550 PFD UNT B
OAS	OASIS PETROLEUM INC COM NEW
OBAS	OPTIBASE LTD SHS NEW NIS0.13
OBCI	OCEAN BIO CHEM INC COM
OBLG	OBLONG INC COM
OBNK	ORIGIN BANCORP INC COM
OBOR	KRANESHARES TR MSCI ONE BELT
OBSV	OBSEVA SA COM
OC	OWENS CORNING NEW COM
OCA	OMNICHANNEL ACQUISITION CORP COM CL A
OCA+	OMNICHANNEL ACQUISITION CORP WT EXP 123027
OCA=	OMNICHANNEL ACQUISITION CORP UNIT EX
OCAX	OCA ACQUISITION CORP COM CL A
OCAXU	OCA ACQUISITION CORP UNIT EX 011426

OCAXW	OCA ACQUISITION CORP WT EXP 011426
OCC	OPTICAL CABLE CORP COM NEW
OCCI	OFS CREDIT COMPANY INC COM
OCCIO	OFS CREDIT COMPANY INC CALL NT 26
OCCIP	OFS CREDIT COMPANY INC 6.875% PFD A
OCDX	ORTHO CLINICAL DIAGNOSTICS HLD ORD SHS
OCFC	OCEANFIRST FINL CORP COM
OCFCP	OCEANFIRST FINL CORP 7% DP SHS PFD A
OCFT	ONECONNECT FINL TECHNOLOGY CO SPONSORED ADS
OCG	ORIENTAL CULTURE HOLDING LTD ORD SHS
OCGN	OCUGEN INC COM
OCIO	ETF SER SOLUTIONS CLEARSHS OCIO
OCN	OCWEN FINL CORP COM NEW
OCSL	OAKTREE SPECIALTY LENDING CORP COM
OCUL	OCULAR THERAPEUTIX INC COM
OCUP	OCUPHIRE PHARMA INC COM
OCX	ONCOCYTE CORP COM
ODC	OIL DRI CORP AMER COM
ODFL	OLD DOMINION FREIGHT LINE INC COM
ODP	THE ODP CORP COM
ODT	ODONATE THERAPEUTICS INC COM
OEC	ORION ENGINEERED CARBONS S A COM
OEF	ISHARES TR S&P 100 ETF
OEG	ORBITAL ENERGY GROUP INC COM
OEPW	ONE EQUITY PARTNERS OPEN WTR I CL A
OEPWU	ONE EQUITY PARTNERS OPEN WTR I UNIT EX 011426
OEPWW	ONE EQUITY PARTNERS OPEN WTR I WT EXP 011426
OESX	ORION ENERGY SYS INC COM
OFC	CORPORATE OFFICE PPTYS TR SH BEN INT
OFED	OCONEE FED FINL CORP COM
OFG	OFG BANCORP COM
OFG-D	OFG BANCORP PERP PFD-D
OFIX	ORTHOFIX MED INC COM
OFLX	OMEGA FLEX INC COM

OFS	OFS CAP CORP COM
OFSSG	OFS CAP CORP 6.25% CAL NT 23
OFSSI	OFS CAP CORP 5.95% CAL NT 26
OG	ONION GLOBAL LTD SPONSORED ADS
OGCP	EMPIRE ST RLTY OP L P UNIT LTD PRT 60
OGE	OGE ENERGY CORP COM
OGEN	ORAGENICS INC COM PAR
OGI	ORGANIGRAM HLDGS INC COM
OGN	ORGANON & CO COMMON STOCK
OGS	ONE GAS INC COM
OHI	OMEGA HEALTHCARE INVS INC COM
OHPA	ORION ACQUISITION CORP COM CL A
OHPAU	ORION ACQUISITION CORP UNIT EX 021926
OHPAW	ORION ACQUISITION CORP WT EXP 021926
OI	O-I GLASS INC COM
OIA	INVESCO MUNI INCOME OPP TRST COM
OIBR.C	OI SA SPONSORED ADR NE
OIH	VANECK VECTORS ETF TR OIL SVCS ETF
OII	OCEANEERING INTL INC COM
OIIM	O2MICRO INTERNATIONAL LIMITED SPONS ADR
OIL	BARCLAYS BANK PLC IPTH CRUDE OIL
OIS	OIL STS INTL INC COM
OKE	ONEOK INC NEW COM
OKTA	OKTA INC CL A
OLB	OLB GROUP INC COM
OLD	JANUS DETROIT STR TR LONG TERM CARE
OLED	UNIVERSAL DISPLAY CORP COM
OLK	OLINK HLDG AB SPONSORED ADS
OLLI	OLLIES BARGAIN OUTLET HLDGS IN COM
OLMA	OLEMA PHARMACEUTICALS INC COM
OLN	OLIN CORP COM PAR $1
OLO	OLO INC CL A
OLP	ONE LIBERTY PPTYS INC COM
OM	OUTSET MED INC COM

OMAB	GRUPO AEROPORTUARIO DEL CENTRO SPON ADR
OMC	OMNICOM GROUP INC COM
OMCL	OMNICELL COM COM
OMEG	OMEGA ALPHA SPAC CL A
OMER	OMEROS CORP COM
OMEX	ODYSSEY MARINE EXPL INC COM NEW
OMF	ONEMAIN HLDGS INC COM
OMI	OWENS & MINOR INC NEW COM
OMIC	SINGULAR GENOMICS SYSTEMS INC COM
OMP	OASIS MIDSTREAM PARTNERS LP COM UNITS REPS
ON	ON SEMICONDUCTOR CORP COM
ONB	OLD NATL BANCORP IND COM
ONCR	ONCORUS INC COM
ONCS	ONCOSEC MED INC COM
ONCT	ONCTERNAL THERAPEUTICS INC COM
ONCY	ONCOLYTICS BIOTECH INC COM NEW
ONDS	ONDAS HLDGS INC COM NEW
ONE	ONESMART INTL ED GROUP LTD SPONSORED ADS
ONEM	1LIFE HEALTHCARE INC COM
ONEO	SPDR SER TR RUSSELL MOMENTUM
ONEQ	FIDELITY COMWLTH TR NASDAQ COMPSIT
ONEV	SPDR SER TR RUSSELL LOW VOL
ONEW	ONEWATER MARINE INC CL A COM
ONEY	SPDR SER TR RUSSELL YIELD
ONLN	PROSHARES TR ONLINE RTL ETF
ONOF	GLOBAL X FDS ADAPTIVE US RISK
ONTF	ON24 INC COM
ONTO	ONTO INNOVATION INC COM
ONTX	ONCONOVA THERAPEUTICS INC COM NEW
ONTXW	ONCONOVA THERAPEUTICS INC WT EXP 071121
ONVO	ORGANOVO HLDGS INC COM NEW
OOMA	OOMA INC COM
OOTO	DIREXION SHS ETF TR DAILY TRAVEL VAC
OPA	MAGNUM OPUS ACQUISITION LTD SHS CL A

OPA+	MAGNUM OPUS ACQUISITION LTD WT EXP 030626
OPA=	MAGNUM OPUS ACQUISITION LTD UNIT EX 060326
OPBK	OP BANCORP COM
OPCH	OPTION CARE HEALTH INC COM NEW
OPEN	OPENDOOR TECHNOLOGIES INC COM
OPENW	OPENDOOR TECHNOLOGIES INC WT EXP 121825
OPER	ETF SER SOLUTIONS CLEARSHS ULTRA
OPGN	OPGEN INC COM
OPHC	OPTIMUMBANK HLDGS INC COM
OPI	OFFICE PPTYS INCOME TR COM SHS BEN INT
OPINL	OFFICE PPTYS INCOME TR 6.375% NT 50
OPK	OPKO HEALTH INC COM
OPNT	OPIANT PHARMACEUTICALS INC COM
OPOF	OLD POINT FINL CORP COM
OPP	RIVERNORTH DOUBLELINE STRATE COM
OPP-A	RIVERNORTH DOUBLELINE STRATE 4.375 SER A PFD
OPPX	EXCHANGE LISTED FDS TR CORBETT ROAD TAC
OPRA	OPERA LTD SPONSORED ADS
OPRT	OPORTUN FINL CORP COM
OPRX	OPTIMIZERX CORP COM NEW
OPT	OPTHEA LTD SPONSORED ADS
OPTN	OPTINOSE INC COM
OPTT	OCEAN PWR TECHNOLOGIES INC COM NEW
OPY	OPPENHEIMER HLDGS INC CL A NON VTG
OR	OSISKO GOLD ROYALTIES LTD COM
ORA	ORMAT TECHNOLOGIES INC COM
ORAN	ORANGE SPONSORED ADR
ORBC	ORBCOMM INC COM
ORC	ORCHID IS CAP INC COM
ORCC	OWL ROCK CAPITAL CORPORATION COM
ORCL	ORACLE CORP COM
ORGN	ORIGIN MATERIALS INC COM
ORGNW	ORIGIN MATERIALS INC WT EXP 062426
ORGO	ORGANOGENESIS HLDGS INC COM

ORGS	ORGENESIS INC COM NEW
ORI	OLD REP INTL CORP COM
ORIAU	ORION BIOTECH OPPORTUNTES CORP UNIT EXP
ORIC	ORIC PHARMACEUTICALS INC COM
ORLA	ORLA MNG LTD NEW COM
ORLY	OREILLY AUTOMOTIVE INC COM
ORMP	ORAMED PHARMACEUTICALS INC COM NEW
ORN	ORION GROUP HLDGS INC COM
ORPH	ORPHAZYME A S ADS
ORRF	ORRSTOWN FINL SVCS INC COM
ORTX	ORCHARD THERAPEUTICS PLC ADS
OSAT	ORBSAT CORP COM NEW
OSATW	ORBSAT CORP WT EXP 042926
OSBC	OLD SECOND BANCORP INC ILL COM
OSCR	OSCAR HEALTH INC CL A
OSG	OVERSEAS SHIPHOLDING GROUP INC CL A NEW
OSH	OAK STR HEALTH INC COM
OSI=	OSIRIS ACQUISITION CORP UNIT
OSIS	OSI SYSTEMS INC COM
OSK	OSHKOSH CORP COM
OSMT	OSMOTICA PHARMACEUTICALS PLC SHS
OSN	OSSEN INNOVATION CO LTD SPONSORED ADR NE
OSPN	ONESPAN INC COM
OSS	ONE STOP SYS INC COM
OSTK	OVERSTOCK COM INC DEL COM
OSTR	OYSTER ENTERPRISES ACQ CORP COM CL A
OSTRU	OYSTER ENTERPRISES ACQ CORP UNIT EX 012026
OSTRW	OYSTER ENTERPRISES ACQ CORP WT EXP 012026
OSUR	ORASURE TECHNOLOGIES INC COM
OSW	ONESPAWORLD HOLDINGS LIMITED COM
OTECU	OCEANTECH ACQUISITIONS I CORP UNIT EX 051226
OTEX	OPEN TEXT CORP COM
OTIC	OTONOMY INC COM
OTIS	OTIS WORLDWIDE CORP COM

OTLK	OUTLOOK THERAPEUTICS INC COM NEW
OTLKW	OUTLOOK THERAPEUTICS INC WT EXP A 021822
OTLY	OATLY GROUP AB SPONSORED ADS
OTRA	OTR ACQUISITION CORP COM CL A
OTRAU	OTR ACQUISITION CORP UNIT EX 100125
OTRAW	OTR ACQUISITION CORP WT EXP 113027
OTRK	ONTRAK INC COM
OTRKP	ONTRAK INC 9.5% SER A PFD
OTTR	OTTER TAIL CORP COM
OUNZ	VANECK MERK GOLD TR GOLD TRUST
OUST	OUSTER INC COM
OUST+	OUSTER INC WT EXP 031126
OUT	OUTFRONT MEDIA INC COM
OVB	LISTED FD TR SHARES CORE BD
OVBC	OHIO VY BANC CORP COM
OVF	LISTED FD TR SHARES FOREIGN
OVID	OVID THERAPEUTICS INC COM
OVL	LISTED FD TR SHARES LAG CAP
OVLH	LISTED FD TR OVERLAY
OVLY	OAK VY BANCORP OAKDALE CALIF COM
OVM	LISTED FD TR SHARES MUNI DB
OVS	LISTED FD TR SHARES SML CAP
OVT	LISTED FD TR OVERLAY SHS SHRT
OVV	OVINTIV INC COM
OWL	BLUE OWL CAPITAL INC COM CL A
OWL+	BLUE OWL CAPITAL INC WT EXP 051926
OXBR	OXBRIDGE RE HLDGS LTD SHS
OXBRW	OXBRIDGE RE HLDGS LTD WT EXP 032624
OXLC	OXFORD LANE CAP CORP COM
OXLCL	OXFORD LANE CAP CORP CAL NT 31
OXLCM	OXFORD LANE CAP CORP 6.75% PF TRM 24
OXLCP	OXFORD LANE CAP CORP 6.25% NT 27
OXM	OXFORD INDS INC COM
OXSQ	OXFORD SQUARE CAP CORP COM

OXSQG	OXFORD SQUARE CAP CORP NT CAL 28
OXSQL	OXFORD SQUARE CAP CORP 6.50% NT 24
OXSQZ	OXFORD SQUARE CAP CORP CAL NT 26
OXY	OCCIDENTAL PETE CORP COM
OXY+	OCCIDENTAL PETE CORP WT EXP 080327
OYST	OYSTER PT PHARMA INC COM
OZK	BANK OZK COM
OZON	OZON HLDGS PLC SPONSORED ADS
PAA	PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN
PAAS	PAN AMERN SILVER CORP COM
PAB	PGIM ETF TR ACTIVE AGGREGATE
PAC	GRUPO AEROPUERTO DEL PACIFICO SPON ADR B
PACB	PACIFIC BIOSCIENCES CALIF INC COM
PACE	TPG PACE TECH OPPORTUNITIES CO CL A COM
PACE+	TPG PACE TECH OPPORTUNITIES CO WT EX 100927
PACE=	TPG PACE TECH OPPORTUNITIES CO UNIT EX
PACK	RANPAK HOLDINGS CORP COM CL A
PACW	PACWEST BANCORP DEL COM
PACX	PIONEER MERGER CORP CL A SHS
PACXU	PIONEER MERGER CORP UNIT EX
PACXW	PIONEER MERGER CORP WT EXP 010726
PAE	PAE INC COM CL A
PAEWW	PAE INC WT EXP 091123
PAG	PENSKE AUTOMOTIVE GRP INC COM
PAGP	PLAINS GP HLDGS L P LTD PARTNR INT A
PAGS	PAGSEGURO DIGITAL LTD COM CL A
PAHC	PHIBRO ANIMAL HEALTH CORP CL A COM
PAI	WESTERN ASSET INVESTMENT GRADE COM
PAIC	PETRA ACQUISITION INC COM
PAICU	PETRA ACQUISITION INC UNIT EXP 052527
PAICW	PETRA ACQUISITION INC WT EXP 052527
PAK	GLOBAL X FDS MSCI PAKISTAN
PALC	PACER FDS TR LUNT LRGCP MULTI
PALI	PALISADE BIO INC COM

PALL	ABERDEEN STD PALLADIUM ETF TR PHYSCL PALLADM
PAM	PAMPA ENERGIA S A SPONS ADR LVL I
PAMC	PACER FDS TR LUNT MDCAP MLT
PANA	PANACEA ACQUISITION CORP II CL A SHS
PANL	PANGAEA LOGISTICS SOLUTION LTD SHS
PANW	PALO ALTO NETWORKS INC COM
PAQC	PROVIDENT ACQUISITION CORP CL A
PAQCU	PROVIDENT ACQUISITION CORP UNIT EX
PAQCW	PROVIDENT ACQUISITION CORP WT EXP 010826
PAR	PAR TECHNOLOGY CORP COM
PARR	PAR PAC HOLDINGS INC COM NEW
PASG	PASSAGE BIO INC COM
PATH	UIPATH INC CL A
PATI	PATRIOT TRANSN HLDG INC COM
PATK	PATRICK INDS INC COM
PAVM	PAVMED INC COM
PAVMW	PAVMED INC WT EXP 012922
PAVMZ	PAVMED INC WT Z EXP 043024
PAX	PATRIA INVESTMENTS LIMITED COM CL A
PAY	PAYMENTUS HOLDINGS INC COM CL A
PAYA	PAYA HOLDINGS INC COM CL A
PAYAW	PAYA HOLDINGS INC WT EXP 101625
PAYC	PAYCOM SOFTWARE INC COM
PAYO	PAYONEER GLOBAL INC COM
PAYOW	PAYONEER GLOBAL INC WT EXP 062526
PAYS	PAYSIGN INC COM
PAYX	PAYCHEX INC COM
PB	PROSPERITY BANCSHARES INC COM
PBA	PEMBINA PIPELINE CORP COM
PBC	PROSPECT CAP CORP 6.875 NTS DUE 29
PBCT	PEOPLES UNITED FINANCIAL INC COM
PBCTP	PEOPLES UNITED FINANCIAL INC PERP PFD SER A
PBD	INVESCO EXCH TRADED FD TR II GBL CLEAN ENRG
PBE	INVESCO EXCHANGE TRADED FD TR DYNMC BIOTECH

PBF	PBF ENERGY INC CL A
PBFS	PIONEER BANCORP INC MD COM
PBFX	PBF LOGISTICS LP UNIT LTD PTNR
PBH	PRESTIGE CONSMR HEALTHCARE INC COM
PBHC	PATHFINDER BANCORP INC MD COM
PBI	PITNEY BOWES INC COM
PBI-B	PITNEY BOWES INC NT 43
PBIP	PRUDENTIAL BANCORP INC NEW COM
PBJ	INVESCO EXCHANGE TRADED FD TR DYNMC FOOD BEV
PBLA	PANBELA THERAPEUTICS INC COM
PBP	INVESCO EXCHANGE TRADED FD TR S&P500 BUY WRT
PBPB	POTBELLY CORP COM
PBR	PETROLEO BRASILEIRO SA PETROBR SPONSORED ADR
PBR.A	PETROLEO BRASILEIRO SA PETROBR SP ADR NON VTG
PBS	INVESCO EXCHANGE TRADED FD TR DYNMC MEDIA
PBT	PERMIAN BASIN RTY TR UNIT BEN INT
PBTS	POWERBRIDGE TECHNLOGIES CO LTD ORD SHS
PBUG	BARCLAYS BANK PLC PACER IPATH GOLD
PBW	INVESCO EXCHANGE TRADED FD TR WILDERHIL CLAN
PBYI	PUMA BIOTECHNOLOGY INC COM
PCAR	PACCAR INC COM
PCB	PCB BANCORP COM
PCEF	INVESCO EXCH TRADED FD TR II CEF INM COMPSI
PCF	HIGH INCOME SECS FD SHS BEN INT
PCG	PG&E CORP COM
PCG-A	PACIFIC GAS & ELEC CO PFD 1ST 6%
PCG-B	PACIFIC GAS & ELEC CO PFD 1ST 5.50%
PCG-C	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-D	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-E	PACIFIC GAS & ELEC CO PFD 1 SER A 5%
PCG-G	PACIFIC GAS & ELEC CO PFD 1ST 4.80%
PCG-H	PACIFIC GAS & ELEC CO PFD 1ST 4.50%
PCG-I	PACIFIC GAS & ELEC CO PFD 1ST 4.36%
PCGU	PG&E CORP UNIT 08/16/23

PCH	POTLATCHDELTIC CORPORATION COM
PCI	PIMCO DYNAMIC CR INCOME FD COM SHS
PCK	PIMCO CALIF MUN INCOME FD II COM
PCM	PCM FD INC COM
PCN	PIMCO CORPORATE & INCM STRG FD COM
PCOM	POINTS INTL LTD COM NEW
PCOR	PROCORE TECHNOLOGIES INC COM
PCPC	PERIPHAS CAPITAL PARTNERING COM CL A
PCPC+	PERIPHAS CAPITAL PARTNERING WT EXP 121028
PCPC=	PERIPHAS CAPITAL PARTNERING UNIT
PCQ	PIMCO CALIF MUN INCOME FD COM
PCRX	PACIRA BIOSCIENCES INC COM
PCSA	PROCESSA PHARMACEUTICALS INC COM NEW
PCSB	PCSB FINL CORP COM
PCT	PURECYCLE TECHNOLOGIES INC COM
PCTI	PCTEL INC COM
PCTTU	PURECYCLE TECHNOLOGIES INC UNIT EX 031726
PCTTW	PURECYCLE TECHNOLOGIES INC WT EXP 012825
PCTY	PAYLOCITY HLDG CORP COM
PCVX	VAXCYTE INC COM
PCY	INVESCO EXCH TRADED FD TR II EMRNG MKT SVRG
PCYG	PARK CITY GROUP INC COM NEW
PCYO	PURE CYCLE CORP COM NEW
PD	PAGERDUTY INC COM
PDAC	PERIDOT ACQUISITION CORP SHS CL A
PDAC+	PERIDOT ACQUISITION CORP WT EXP 113027
PDAC=	PERIDOT ACQUISITION CORP UNIT
PDBC	INVESCO ACTIVLY MANGD ETC FD T OPTIMUM YIELD
PDCE	PDC ENERGY INC COM
PDCO	PATTERSON COS INC COM
PDD	PINDUODUO INC SPONSORED ADS
PDEV	PRINCIPAL EXCHANGE-TRADED FDS INTL MLTFCTR ETF
PDEX	PRO-DEX INC COLO COM NEW
PDFS	PDF SOLUTIONS INC COM

PDI	PIMCO DYNAMIC INCOME FD SHS
PDLB	PDL CMNTY BANCORP COM
PDM	PIEDMONT OFFICE REALTY TR INC COM CL A
PDN	INVESCO EXCH TRADED FD TR II FTSE RAFI SML
PDO	PIMCO DYNAMIC INCOME OPRNTS FD COM BEN SHS
PDOT	PERIDOT ACQUISITION CORP II SHS CL A
PDOT+	PERIDOT ACQUISITION CORP II WT EXP 043028
PDOT=	PERIDOT ACQUISITION CORP II UNIT
PDP	INVESCO EXCHANGE TRADED FD TR DWA MOMENTUM
PDS	PRECISION DRILLING CORP COM NEW
PDSB	PDS BIOTECHNOLOGY CORP COM
PDT	HANCOCK JOHN PREM DIVID FD COM SH BEN INT
PEAK	HEALTHPEAK PROPERTIES INC COM
PEB	PEBBLEBROOK HOTEL TR COM
PEB-C	PEBBLEBROOK HOTEL TR PFD SER C 6.50%
PEB-D	PEBBLEBROOK HOTEL TR PFD SHS SER D
PEB-E	PEBBLEBROOK HOTEL TR 6.375 PFD SER E
PEB-F	PEBBLEBROOK HOTEL TR 6.3 CUM PFD SR F
PEB-G	PEBBLEBROOK HOTEL TR 6.375% RED PFD G
PEBK	PEOPLES BANCORP N C INC COM
PEBO	PEOPLES BANCORP INC COM
PED	PEDEVCO CORP COM PAR
PEG	PUBLIC SVC ENTERPRISE GRP INC COM
PEGA	PEGASYSTEMS INC COM
PEI	PENNSYLVANIA REAL ESTATE INVT SH BEN INT
PEI-B	PENNSYLVANIA REAL ESTATE INVT CUM RED PERP PFD
PEI-C	PENNSYLVANIA REAL ESTATE INVT RED PFD SER C
PEI-D	PENNSYLVANIA REAL ESTATE INVT 6.875% RED PFD D
PEJ	INVESCO EXCHANGE TRADED FD TR DYNMC LEISURE
PEN	PENUMBRA INC COM
PENN	PENN NATL GAMING INC COM
PEO	ADAM NAT RES FD INC COM
PEP	PEPSICO INC COM
PERI	PERION NETWORK LTD SHS NEW

PESI	PERMA-FIX ENVIRONMENTAL SVCS COM NEW
PETQ	PETIQ INC COM CL A
PETS	PETMED EXPRESS INC COM
PETZ	TDH HLDGS INC SHS
PEXL	PACER FDS TR US EXPORT LEAD
PEY	INVESCO EXCHANGE TRADED FD TR HIG YLD EQ DIV
PEZ	INVESCO EXCHANGE TRADED FD TR DWA CYCLICALS
PFBC	PREFERRED BK LOS ANGELES CA COM NEW
PFBI	PREMIER FINL BANCORP INC COM
PFC	PREMIER FINANCIAL CORP COM
PFD	FLAHERTY & CRUMRINE PFD INCOME COM
PFDR	PATHFINDER ACQUISITION CORP CL A
PFDRU	PATHFINDER ACQUISITION CORP UNIT EX 021726
PFDRW	PATHFINDER ACQUISITION CORP WT EXP 021928
PFE	PFIZER INC COM
PFF	ISHARES TR PFD AND INCM SEC
PFFA	ETFIS SER TR I VIRTUS INFRCAP
PFFD	GLOBAL X FDS US PFD ETF
PFFL	UBS AG LONDON BRANCH ETRACS 2XM ETN
PFFR	ETFIS SER TR I INFRACP REIT PFD
PFFV	GLOBAL X FDS RATE PREFERRED
PFG	PRINCIPAL FINANCIAL GROUP INC COM
PFGC	PERFORMANCE FOOD GROUP CO COM
PFH	PRUDENTIAL FINL INC CAL NT 60
PFHD	PROFESSIONAL HLDG CORP CL A COM
PFI	INVESCO EXCHANGE TRADED FD TR DWA FINL MUMT
PFIE	PROFIRE ENERGY INC COM
PFIG	INVESCO EXCH TRADED FD TR II FNDMNTL IG CRP
PFIN	P & F INDS INC CL A NEW
PFIS	PEOPLES FINL SVCS CORP COM
PFIX	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY INTERST
PFL	PIMCO INCOME STRATEGY FD COM
PFLD	ETF SER SOLUTIONS AAM LW DUR PFD
PFLT	PENNANTPARK FLOATING RATE CAP COM

PFM	INVESCO EXCHANGE TRADED FD TR DIVID ACHIEVEV
PFMT	PERFORMANT FINL CORP COM
PFN	PIMCO INCOME STRATEGY FD II COM
PFO	FLAHERTY & CRUMRINE PFD INCOME COM
PFPT	PROOFPOINT INC COM
PFS	PROVIDENT FINL SVCS INC COM
PFSI	PENNYMAC FINL SVCS INC NEW COM
PFSW	PFSWEB INC COM NEW
PFUT	PUTNAM ETF TRUST SUSTAINABLE FUTU
PFX	PHENIXFIN CORP COM
PFXF	VANECK VECTORS ETF TR PFD SECS EX FINL
PFXNL	PHENIXFIN CORP 6.125 SR NT 23
PG	PROCTER AND GAMBLE CO COM
PGAL	GLOBAL X FDS GBL X MSCI PT ET
PGC	PEAPACK-GLADSTONE FINL CORP COM
PGEN	PRECIGEN INC COM
PGF	INVESCO EXCHANGE TRADED FD TR FINL PFD ETF
PGHY	INVESCO EXCH TRADED FD TR II GBL SRT TRM HY
PGJ	INVESCO EXCHANGE TRADED FD TR GLOBAL DRGN CN
PGM	BARCLAYS BANK PLC ETN LKD 48
PGNY	PROGYNY INC COM
PGP	PIMCO GLOBAL STOCKSPLS INCM FD COM
PGR	PROGRESSIVE CORP COM
PGRE	PARAMOUNT GROUP INC COM
PGRO	PUTNAM ETF TRUST FOCSD LARCP GWT
PGRW	PROGRESS ACQUISITION CORP COM CL A
PGRWU	PROGRESS ACQUISITION CORP UNIT EX 122525
PGRWW	PROGRESS ACQUISITION CORP WT EXP 111127
PGTI	PGT INNOVATIONS INC COM
PGX	INVESCO EXCH TRADED FD TR II PFD ETF
PGZ	PRINCIPAL REAL ESTATE INCOME F SHS BEN INT
PH	PARKER-HANNIFIN CORP COM
PHAR	PHARMING GROUP NV SPON ADS
PHAS	PHASEBIO PHARMACEUTICALS INC COM

PHAT	PHATHOM PHARMACEUTICALS INC COM
PHB	INVESCO EXCH TRADED FD TR II FNDMNTL HY CRP
PHCF	PUHUI WEALTH INVT MGMT CO LTD SHS
PHD	PIONEER FLOATING RATE FUND INC COM
PHDG	INVESCO ACTIVELY MANAGED ETF S&P500 DOWNSID
PHG	KONINKLIJKE PHILIPS N V NY REGIS SHS NEW
PHGE	BIOMX INC COM
PHGE+	BIOMX INC WT EXP 101624
PHGE=	BIOMX INC UNIT EX 101624
PHI	PLDT INC SPONSORED ADR
PHIC	POPULATION HEALTH INVS CO INC SHS CL A
PHICU	POPULATION HEALTH INVS CO INC UNIT EX
PHICW	POPULATION HEALTH INVS CO INC WT EXP 100125
PHIO	PHIO PHARMACEUTICALS CORP COM NEW
PHIOW	PHIO PHARMACEUTICALS CORP WT EXP 122121
PHK	PIMCO HIGH INCOME FD COM SHS
PHM	PULTE GROUP INC COM
PHO	INVESCO EXCHANGE TRADED FD TR WATER RES ETF
PHR	PHREESIA INC COM
PHT	PIONEER HIGH INCOME FUND INC COM
PHUN	PHUNWARE INC COM
PHUNW	PHUNWARE INC WT EXP 122623
PHVS	PHARVARIS N V COM
PHX	PHX MINERALS INC CL A
PHYL	PGIM ETF TR ACTV HY BD ETF
PHYS	SPROTT PHYSICAL GOLD TR UNIT
PI	IMPINJ INC COM
PIAI	PRIME IMPACT ACQUISITION I SHS CL A
PIAI+	PRIME IMPACT ACQUISITION I WT EXP 100130
PIAI=	PRIME IMPACT ACQUISITION I UNIT EX 100130
PICB	INVESCO EXCH TRADED FD TR II INTL CORP BD
PICC	PIVOTAL INVESTMENT CORP III COM CL A
PICC+	PIVOTAL INVESTMENT CORP III WT EXP 012828
PICC=	PIVOTAL INVESTMENT CORP III UNIT EX 012828

PID	INVESCO EXCHANGE TRADED FD TR INTL DIVI ACHI
PIE	INVESCO EXCH TRADED FD TR II DWA EMERG MKTS
PIFI	ETF SER SOLUTIONS CLERSHS PITON IN
PII	POLARIS INC COM
PILL	DIREXION SHS ETF TR DAILY PHARMA
PIM	PUTNAM MASTER INTER INCOME TR SH BEN INT
PIN	INVESCO INDIA EXCHANGE-TRADED INDIA ETF
PINC	PREMIER INC CL A
PINE	ALPINE INCOME PPTY TR INC COM
PING	PING IDENTITY HLDG CORP COM
PINS	PINTEREST INC CL A
PIO	INVESCO EXCH TRADED FD TR II GLOBAL WATER
PIPP	PINE IS ACQUISITION CORP CL A
PIPP+	PINE IS ACQUISITION CORP WT EXP 101927
PIPP=	PINE IS ACQUISITION CORP UNIT EX
PIPR	PIPER SANDLER COMPANIES COM
PIRS	PIERIS PHARMACEUTICALS INC COM
PIXY	SHIFTPIXY INC COM NEW
PIZ	INVESCO EXCH TRADED FD TR II DWA DEV MKTS
PJP	INVESCO EXCHANGE TRADED FD TR DYNMC PHRMCTLS
PJT	PJT PARTNERS INC COM CL A
PK	PARK HOTELS & RESORTS INC COM
PKB	INVESCO EXCHANGE TRADED FD TR DYNMC BLDG CON
PKBK	PARKE BANCORP INC COM
PKE	PARK AEROSPACE CORP COM
PKG	PACKAGING CORP AMER COM
PKI	PERKINELMER INC COM
PKO	PIMCO INCOME OPPORTUNITY FD COM
PKOH	PARK-OHIO HLDGS CORP COM
PKW	INVESCO EXCHANGE TRADED FD TR BUYBACK ACHIEV
PKX	POSCO SPONSORED ADR
PLAB	PHOTRONICS INC COM
PLAG	PLANET GREEN HLDGS CORP COM
PLAN	ANAPLAN INC COM

PLAT	WISDOMTREE TR GROWTH LEADERS
PLAY	DAVE & BUSTERS ENTMT INC COM
PLBC	PLUMAS BANCORP COM
PLBY	PLBY GROUP INC COM
PLCE	CHILDRENS PL INC NEW COM
PLD	PROLOGIS INC. COM
PLDR	PUTNAM ETF TRUST SUSTAINABLE LEAD
PLG	PLATINUM GROUP METALS LTD COM
PLIN	CHINA XIANGTAI FOOD CO LTD SHS
PLL	PIEDMONT LITHIUM INC COM
PLM	POLYMET MNG CORP COM NEW
PLMI	PLUM ACQUISITION CORP I CLASS A ORD SHS
PLMIU	PLUM ACQUISITION CORP I UNIT EXP 031526
PLMIW	PLUM ACQUISITION CORP I WT EXP 031526
PLMR	PALOMAR HLDGS INC COM
PLNT	PLANET FITNESS INC CL A
PLOW	DOUGLAS DYNAMICS INC COM
PLPC	PREFORMED LINE PRODS CO COM
PLRX	PLIANT THERAPEUTICS INC COM
PLSE	PULSE BIOSCIENCES INC COM
PLTK	PLAYTIKA HLDG CORP COM
PLTM	GRANITESHARES PLATINUM TR SHS BEN INT
PLTR	PALANTIR TECHNOLOGIES INC CL A
PLUG	PLUG POWER INC COM NEW
PLUS	EPLUS INC COM
PLW	INVESCO EXCH TRADED FD TR II 1 30 LADER TRE
PLX	PROTALIX BIOTHERAPEUTICS INC COM
PLXP	PLX PHARMA INC COM
PLXS	PLEXUS CORP COM
PLYA	PLAYA HOTELS & RESORTS NV SHS
PLYM	PLYMOUTH INDL REIT INC COM
PLYM-A	PLYMOUTH INDL REIT INC 7.50% PFD A
PM	PHILIP MORRIS INTL INC COM
PMBC	PACIFIC MERCANTILE BANCORP COM

PMD	PSYCHEMEDICS CORP COM NEW
PME	PINGTAN MARINE ENTERPRISE LTD SHS
PMF	PIMCO MUN INCOME FD COM
PMGM	PRIVETERRA ACQUISITION CORP CL A
PMGMU	PRIVETERRA ACQUISITION CORP UNIT
PMGMW	PRIVETERRA ACQUISITION CORP WT EXP 022828
PML	PIMCO MUN INCOME FD II COM
PMM	PUTNAM MANAGED MUN INCOME TR COM
PMO	PUTNAM MUN OPPORTUNITIES TR SH BEN INT
PMT	PENNYMAC MTG INVT TR COM
PMT-A	PENNYMAC MTG INVT TR PFD SER A
PMT-B	PENNYMAC MTG INVT TR CUM RED PFD B
PMVC	PMV CONSUMER ACQUISITION CORP COM
PMVC+	PMV CONSUMER ACQUISITION CORP WT EXP 083127
PMVC=	PMV CONSUMER ACQUISITION CORP UNIT EX 083127
PMVP	PMV PHARMACEUTICALS INC COM
PMX	PIMCO MUN INCOME FD III COM
PNBK	PATRIOT NATL BANCORP INC COM NEW
PNC	PNC FINL SVCS GROUP INC COM
PNC-P	PNC FINL SVCS GROUP INC DEPOSITARY SHS P
PNF	PIMCO NEW YORK MUN INCOME FD COM
PNFP	PINNACLE FINL PARTNERS INC COM
PNFPP	PINNACLE FINL PARTNERS INC 6.75 DP RP PFD B
PNI	PIMCO NEW YORK MUN FD II COM
PNM	PNM RES INC COM
PNNT	PENNANTPARK INVT CORP COM
PNNTG	PENNANTPARK INVT CORP NT 24
PNQI	INVESCO EXCHANGE TRADED FD TR NASDAQ INTERNT
PNR	PENTAIR PLC SHS
PNRG	PRIMEENERGY RESOURCES CORP COM
PNTG	PENNANT GROUP INC COM
PNTM	PONTEM CORPORATION SHS CL A
PNTM+	PONTEM CORPORATION WT EXP 010526
PNTM=	PONTEM CORPORATION UNIT

PNW	PINNACLE WEST CAP CORP COM
POAI	PREDICTIVE ONCOLOGY INC COM NEW
PODD	INSULET CORP COM
POLA	POLAR PWR INC COM
POLY	PLANTRONICS INC NEW COM
POND=	ANGEL POND HOLDINGS CORP UNIT
POOL	POOL CORP COM
POR	PORTLAND GEN ELEC CO COM NEW
POSH	POSHMARK INC COM CL A
POST	POST HLDGS INC COM
POTX	GLOBAL X FDS CANNABIS ETF
POW	POWERED BRANDS CL A
POWI	POWER INTEGRATIONS INC COM
POWL	POWELL INDS INC COM
POWRU	POWERED BRANDS UNIT EX
POWRW	POWERED BRANDS WT EXP 010725
POWW	AMMO INC COM
POWWP	AMMO INC 8.75% PFD SER A
PPA	INVESCO EXCHANGE TRADED FD TR AEROSPACE DEFN
PPBI	PACIFIC PREMIER BANCORP COM
PPBT	PURPLE BIOTECH LTD SPONSORED ADS
PPC	PILGRIMS PRIDE CORP COM
PPD	PPD INC COM
PPG	PPG INDS INC COM
PPGH	POEMA GLOBAL HOLDINGS CORP CL A SHS
PPGHU	POEMA GLOBAL HOLDINGS CORP UNIT
PPGHW	POEMA GLOBAL HOLDINGS CORP WT EXP 010826
PPH	VANECK VECTORS ETF TR PHARMACEUTICAL
PPIH	PERMA-PIPE INTL HLDGS INC COM
PPL	PPL CORP COM
PPLT	ABERDEEN STD PLATINUM ETF TR PHYSCL PLATM SHS
PPSI	PIONEER PWR SOLUTIONS INC COM NEW
PPT	PUTNAM PREMIER INCOME TR SH BEN INT
PPTA	PERPETUA RESOURCES CORP COM

PPTY	ETF SER SOLUTIONS US DIVERSIFIED
PPX	PPL CAP FDG INC JR SUB NT-B 73
PQDI	PRINCIPAL EXCHANGE-TRADED FDS SPECTRUM TAX ADV
PQG	PQ GROUP HLDGS INC COM
PQIN	PGIM ETF TR QMA STRGC ALPH
PQLC	PGIM ETF TR QMA STRATEGIC
PQSG	PGIM ETF TR QMA STRGC GWTH
PQSV	PGIM ETF TR QMA STRGIC VAL
PRA	PROASSURANCE CORP COM
PRAA	PRA GROUP INC COM
PRAH	PRA HEALTH SCIENCES INC COM
PRAX	PRAXIS PRECISION MEDICINES INC COM
PRCH	PORCH GROUP INC COM
PRDO	PERDOCEO ED CORP COM
PRE-J	PARTNERRE LTD 4.875% RED PFD J
PREF	PRINCIPAL EXCHANGE-TRADED FDS SPECTRUM PFD
PRF	INVESCO EXCHANGE TRADED FD TR FTSE RAFI 1000
PRFT	PERFICIENT INC COM
PRFX	PAINREFORM LTD SHS
PRFZ	INVESCO EXCHANGE TRADED FD TR FTSE RAFI 1500
PRG	PROG HOLDINGS INC COM NPV
PRGO	PERRIGO CO PLC SHS
PRGS	PROGRESS SOFTWARE CORP COM
PRI	PRIMERICA INC COM
PRIF-A	PRIORITY INCOME FUND INC 6.375% PFD SER A
PRIF-D	PRIORITY INCOME FUND INC 7% PFD SER D 29
PRIF-E	PRIORITY INCOME FUND INC PFD STK TRM SR B
PRIF-F	PRIORITY INCOME FUND INC 6.625 PFD SER F
PRIF-G	PRIORITY INCOME FUND INC 6.25% SER G PFD
PRIF-H	PRIORITY INCOME FUND INC PFD STK TRM SR H
PRIF-I	PRIORITY INCOME FUND INC PFD STK TRM SR I
PRIM	PRIMORIS SVCS CORP COM
PRK	PARK NATL CORP COM
PRLB	PROTO LABS INC COM

PRLD	PRELUDE THERAPEUTICS INC COM
PRMW	PRIMO WATER CORPORATION COM
PRN	INVESCO EXCHANGE TRADED FD TR DWA INDLS MUMT
PRO	PROS HOLDINGS INC COM
PROF	PROFOUND MED CORP COM NEW
PROG	PROGENITY INC COM
PROS	PROSIGHT GLOBAL INC COM
PROV	PROVIDENT FINL HLDGS INC COM
PRPB	CC NEUBERGER PRIN HLDGS II SHS CL A
PRPB+	CC NEUBERGER PRIN HLDGS II WT EXP 072925
PRPB=	CC NEUBERGER PRIN HLDGS II UNITS
PRPC	CC NEUBERGER PRINCIPAL HOLDN SHS CL A
PRPC+	CC NEUBERGER PRINCIPAL HOLDN WT EXP
PRPC=	CC NEUBERGER PRINCIPAL HOLDN UNIT
PRPH	PROPHASE LABS INC COM
PRPL	PURPLE INNOVATION INC COM
PRPO	PRECIPIO INC COM
PRQR	PROQR THRAPEUTICS N V SHS EURO
PRS	PRUDENTIAL FINL INC 5.625% JR SB NT
PRSR	PROSPECTOR CAPITAL CORP CL A
PRSRU	PROSPECTOR CAPITAL CORP UNIT EX 010130
PRSRW	PROSPECTOR CAPITAL CORP WT EXP 010125
PRT	PERMROCK ROYALTY TRUST TR UNIT
PRTA	PROTHENA CORP PLC SHS
PRTC	PURETECH HEALTH PLC ADS
PRTG	PORTAGE BIOTECH INC COM
PRTH	PRIORITY TECHNOLOGY HLDGS INC COM
PRTK	PARATEK PHARMACEUTICALS INC COM
PRTS	CARPARTS COM INC COM
PRTY	PARTY CITY HOLDCO INC COM
PRU	PRUDENTIAL FINL INC COM
PRVA	PRIVIA HEALTH GROUP INC COM
PRVB	PROVENTION BIO INC COM
PSA	PUBLIC STORAGE COM

PSA-C	PUBLIC STORAGE DEP SHS PFD C
PSA-D	PUBLIC STORAGE DEP SHS PFD D
PSA-E	PUBLIC STORAGE PFD BEN INT E
PSA-F	PUBLIC STORAGE PFD SHS F 5.15%
PSA-G	PUBLIC STORAGE 5.05% CUM PFD G
PSA-H	PUBLIC STORAGE 5.60 DEPSHS RP H
PSA-I	PUBLIC STORAGE 4.875% DP SH PFD
PSA-J	PUBLIC STORAGE 4.7% DP SH PF J
PSA-K	PUBLIC STORAGE 4.75 DP PFD SH K
PSA-L	PUBLIC STORAGE 4.625 DEP PFD L
PSA-M	PUBLIC STORAGE 4.125 DP SH PF M
PSA-N	PUBLIC STORAGE 3.875% DEP PFD N
PSA-O	PUBLIC STORAGE 3.900% DEP PFD O
PSA-P	PUBLIC STORAGE 4% DEP SHS PFD P
PSAC	PROPERTY SOLUTIONS ACQUISITION COM
PSACU	PROPERTY SOLUTIONS ACQUISITION UNIT EXP 033027
PSACW	PROPERTY SOLUTIONS ACQUISITION WT EXP 033027
PSAG	PROPERTY SOLUTIONS ACQUISITION COM CL A
PSAGU	PROPERTY SOLUTIONS ACQUISITION UNIT EX 030126
PSAGW	PROPERTY SOLUTIONS ACQUISITION WT EXP 030126
PSB	PS BUSINESS PKS INC CALIF COM
PSB-W	PS BUSINESS PKS INC CALIF DEP SHS RP PFD W
PSB-X	PS BUSINESS PKS INC CALIF DEP SHS RP PFD X
PSB-Y	PS BUSINESS PKS INC CALIF DEP SHS RP PFD Y
PSB-Z	PS BUSINESS PKS INC CALIF 4.875% CUM PFD Z
PSC	PRINCIPAL EXCHANGE-TRADED FDS US SMCP MLTFCTR
PSCC	INVESCO EXCH TRADED FD TR II S&P SMLCP STAP
PSCD	INVESCO EXCH TRADED FD TR II S&P SMLCP DISC
PSCE	INVESCO EXCH TRADED FD TR II S&P SMLCP ENGY
PSCF	INVESCO EXCH TRADED FD TR II S&P SMLCP FINL
PSCH	INVESCO EXCH TRADED FD TR II S&P SMLCP HELT
PSCI	INVESCO EXCH TRADED FD TR II S&P SMLCP INDL
PSCM	INVESCO EXCH TRADED FD TR II S&P SMLCP MATL
PSCT	INVESCO EXCH TRADED FD TR II S&P SMLCP INFO

PSCU	INVESCO EXCH TRADED FD TR II S&P SMLCP UTIL
PSEC	PROSPECT CAP CORP COM
PSET	PRINCIPAL EXCHANGE-TRADED FDS QUALITY ETF
PSF	COHEN & STEERS SELECT PFD & IN COM
PSFE	PAYSAFE LIMITED ORD
PSFE+	PAYSAFE LIMITED WT EX 033026
PSHG	PERFORMANCE SHIPPING INC COM NEW
PSI	INVESCO EXCHANGE TRADED FD TR DYNMC SEMICNDT
PSJ	INVESCO EXCHANGE TRADED FD TR DYNMC SOFTWARE
PSK	SPDR SER TR ICE PFD SEC ETF
PSL	INVESCO EXCHANGE TRADED FD TR DWA STAPLES
PSLV	SPROTT PHYSICAL SILVER TR TR UNIT
PSMT	PRICESMART INC COM
PSN	PARSONS CORP DEL COM
PSNL	PERSONALIS INC COM
PSO	PEARSON PLC SPONSORED ADR
PSP	INVESCO EXCHANGE TRADED FD TR GBL LISTED PVT
PSPC=	POST HOLDINGS PARTNERING CORP UNIT
PSQ	PROSHARES TR SHORT QQQ NEW
PSR	INVESCO ACTIVELY MANAGED ETF ACTIVE US REAL
PST	PROSHARES TR PSHS ULSHT 7-10Y
PSTG	PURE STORAGE INC CL A
PSTH	PERSHING SQUARE TONTINE HLDGS COM CL A
PSTH+	PERSHING SQUARE TONTINE HLDGS WT EXP 072425
PSTI	PLURISTEM THERAPEUTICS INC COM NEW
PSTL	POSTAL REALTY TRUST INC CL A
PSTV	PLUS THERAPEUTICS INC COM NEW
PSTX	POSEIDA THERAPEUTICS INC COM
PSX	PHILLIPS 66 COM
PSXP	PHILLIPS 66 PARTNERS LP COM UNIT REP INT
PSY	ETF SER SOLUTIONS DEFIANCE NEXT
PT	PINTEC TECHNOLOGY HLDGS LTD SPONSORED ADS
PTA	COHEN & STEERS TAX ADVAN PFD S COM
PTBD	PACER FDS TR TRENDPILOT US BD

PTC	PTC INC COM
PTCT	PTC THERAPEUTICS INC COM
PTE	POLARITYTE INC COM
PTEN	PATTERSON-UTI ENERGY INC COM
PTF	INVESCO EXCHANGE TRADED FD TR DWA TECHNOLOGY
PTGX	PROTAGONIST THERAPEUTICS INC COM
PTH	INVESCO EXCHANGE TRADED FD TR DWA HEALTHCARE
PTIC	PROPTECH INVESTMENT CORP II COM CL A
PTICU	PROPTECH INVESTMENT CORP II UNIT EX
PTICW	PROPTECH INVESTMENT CORP II WT EX 120827
PTIN	PACER FDS TR TRENDPILOT INTL
PTIX	PROTAGENIC THERAPEUTICS INC COM
PTIXW	PROTAGENIC THERAPEUTICS INC WT EXP 041325
PTK	PTK ACQUISITION CORP COM
PTK+	PTK ACQUISITION CORP WT EXP 121227
PTK=	PTK ACQUISITION CORP UNIT
PTMN	PORTMAN RIDGE FIN CORP COM
PTN	PALATIN TECHNOLOGIES INC COM PAR $ .01
PTNR	PARTNER COMMUNICATIONS CO LTD ADR
PTOC	PINE TECHNOLOGY ACQUISITN CORP CLASS A COM
PTOCU	PINE TECHNOLOGY ACQUISITN CORP UNIT EX 033128
PTOCW	PINE TECHNOLOGY ACQUISITN CORP WT EXP 033128
PTON	PELOTON INTERACTIVE INC CL A COM
PTPI	PETROS PHARMACEUTICALS INC COM
PTR	PETROCHINA CO LTD SPONSORED ADR
PTRA	PROTERRA INC COM
PTRAW	PROTERRA INC WT EXP 092227
PTRS	PARTNERS BANCORP COM
PTSI	P A M TRANSN SVCS INC COM
PTVE	PACTIV EVERGREEN INC COM
PTY	PIMCO CORPORATE & INCOME OPPOR COM
PUBM	PUBMATIC INC COM CL A
PUCK	GOAL ACQUISITIONS CORP COM
PUCKU	GOAL ACQUISITIONS CORP UNIT

PUCKW	GOAL ACQUISITIONS CORP WT EXP 021126
PUI	INVESCO EXCHANGE TRADED FD TR DWA UTILS MUMT
PUK	PRUDENTIAL PLC ADR
PUK-	PRUDENTIAL PLC 6.75% PERP SUB
PUK-A	PRUDENTIAL PLC PER SUB 6.50%
PULM	PULMATRIX INC COM NEW
PULS	PGIM ETF TR ULTRA SHORT
PUMP	PROPETRO HLDG CORP COM
PUTW	WISDOMTREE TR CBOE S&P 500
PUYI	PUYI INC ADS
PV	PRIMAVERA CAPITAL ACQUIST CORP SHS CL A
PV+	PRIMAVERA CAPITAL ACQUIST CORP WT EXP 011926
PV=	PRIMAVERA CAPITAL ACQUIST CORP UNIT EX 011926
PVAC	PENN VA CORP COM
PVAL	PUTNAM ETF TRUST FOCUSED LAR CAP
PVBC	PROVIDENT BANCORP INC COM NEW
PVG	PRETIUM RES INC COM
PVH	PVH CORPORATION COM
PVI	INVESCO EXCH TRADED FD TR II VRDO TAX FREE
PVL	PERMIANVILLE RTY TR TR UNIT
PW	POWER REIT COM
PW-A	POWER REIT PFD SER A 7.75%
PWB	INVESCO EXCHANGE TRADED FD TR DYNMC LRG GWTH
PWC	INVESCO EXCHANGE TRADED FD TR DYNMC MKT ETF
PWFL	POWERFLEET INC COM
PWOD	PENNS WOODS BANCORP INC COM
PWP	PERELLA WEINBERG PARTNERS CLASS A COM
PWPPW	PERELLA WEINBERG PARTNERS WT EXP
PWR	QUANTA SVCS INC COM
PWV	INVESCO EXCHANGE TRADED FD TR DYNMC LRG VALU
PWZ	INVESCO EXCH TRADED FD TR II CALIF AMT MUN
PXD	PIONEER NAT RES CO COM
PXE	INVESCO EXCHANGE TRADED FD TR DYNMC ENRG EXP
PXF	INVESCO EXCH TRADED FD TR II FTSE RAFI DEV

PXH	INVESCO EXCH TRADED FD TR II FTSE RAFI EMNG
PXI	INVESCO EXCHANGE TRADED FD TR DWA ENERGY MNT
PXJ	INVESCO EXCHANGE TRADED FD TR DYNMC OIL GAS
PXLW	PIXELWORKS INC COM NEW
PXQ	INVESCO EXCHANGE TRADED FD TR DYNMC NETWRNG
PXS	PYXIS TANKERS INC COM
PXSAP	PYXIS TANKERS INC 7.75% CNV PFD A
PXSAW	PYXIS TANKERS INC WT EXP 091525
PY	PRINCIPAL EXCHANGE-TRADED FDS PRNCPL VLU ETF
PYN	PIMCO NEW YORK MUN INCOME FD I COM
PYPD	POLYPID LTD SHS
PYPE	UBS AG LONDON BRANCH ETRACS NYSE
PYPL	PAYPAL HLDGS INC COM
PYR	PYROGENESIS CDA INC COM
PYS	PPLUS TR RRD-1 CTF CL A
PYT	PPLUS TR GSC 2 CT FL RT
PYZ	INVESCO EXCHANGE TRADED FD TR DWA BASIC MATL
PZA	INVESCO EXCH TRADED FD TR II NATL AMT MUNI
PZC	PIMCO CALIF MUN INCOME FD III COM
PZG	PARAMOUNT GOLD NEV CORP COM
PZN	PZENA INVT MGMT INC CLASS A
PZT	INVESCO EXCH TRADED FD TR II NY AMT FRE MUN
PZZA	PAPA JOHNS INTL INC COM
QABA	FIRST TR NASDAQ ABA CMNTY BK I UT COM SHS ETF
QADA	QAD INC CL A
QADB	QAD INC CL B
QAI	INDEXIQ ETF TR HEDGE MLTI ETF
QARP	DBX ETF TR XTRCKR RUSL 1000
QAT	ISHARES TR MSCI QATAR ETF
QCLN	FIRST TR EXCHANGE-TRADED FD NAS CLNEDG GREEN
QCOM	QUALCOMM INC COM
QCRH	QCR HOLDINGS INC COM
QD	QUDIAN INC ADR
QDEF	FLEXSHARES TR QLT DIV DEF IDX

QDEL	QUIDEL CORP COM
QDF	FLEXSHARES TR QUALT DIVD IDX
QDIV	GLOBAL X FDS S&P 500 QLT ETF
QDYN	FLEXSHARES TR QLT DIVDYN IDX
QED	INDEXIQ ETF TR HDG EVE DRIV
QEFA	SPDR INDEX SHS FDS MSCI EAFE STRTGC
QELL	QELL ACQUISITION CORP CL A
QELLU	QELL ACQUISITION CORP UNIT EXP 100125
QELLW	QELL ACQUISITION CORP WT EXP 100125
QEMM	SPDR INDEX SHS FDS MSCI EMRG MKTS
QFIN	360 DIGITECH INC AMERICAN DEP
QFTA	QUANTUM FINTECH ACQUISTIN CORP COMMON STOCK
QFTA+	QUANTUM FINTECH ACQUISTIN CORP WT EXP 013026
QFTA=	QUANTUM FINTECH ACQUISTIN CORP UNIT 013026
QGEN	QIAGEN NV SHS NEW
QGRO	AMERICAN CENTY ETF TR STOXX US QLTY
QH	QUHUO LTD ADS
QID	PROSHARES TR ULTSHRT QQQ
QINT	AMERICAN CENTY ETF TR QUALITY DIVRSFED
QIPT	QUIPT HOME MEDICAL CORP COM
QIWI	QIWI PLC SPON ADR REP B
QK	Q&K INTL GROUP LTD SPONSORED ADS
QLD	PROSHARES TR PSHS ULTRA QQQ
QLGN	QUALIGEN THERAPEUTICS INC COM
QLI	QILIAN INTL HLDG GROUP LTD COM
QLS	INDEXIQ ETF TR LNG SHT TRACK
QLTA	ISHARES TR A RATE CP BD ETF
QLV	FLEXSHARES TR US QT LW VLTY
QLVD	FLEXSHARES TR DEV MRK EX LOW
QLVE	FLEXSHARES TR EMRG MKT QT LW
QLYS	QUALYS INC COM
QMCO	QUANTUM CORP COM NEW
QMJ	DIREXION SHS ETF TR S&P 500 HI MIN
QMN	INDEXIQ ETF TR IQ HEDGMKT NUT

QNST	QUINSTREET INC COM
QPT	ADVISORSHARES TR Q PORTFOLIO BLEN
QPX	ADVISORSHARES TR Q DYNAMIC GROWTH
QQC	SIMPLIFY EXCHANGE TRADED FUNDS NASDAQ 100 CNVX
QQD	SIMPLIFY EXCHANGE TRADED FUNDS NASDAQ 100 DS CN
QQEW	FIRST TR NAS100 EQ WEIGHTED IX SHS
QQH	NORTHERN LTS FD TR III HCM DEFND 100
QQQ	INVESCO QQQ TR UNIT SER 1
QQQA	PROSHARES TR NASDAQ100 DORSEY
QQQE	DIREXION SHS ETF TR NAS100 EQL WGT
QQQJ	INVESCO EXCH TRADED FD TR II NASDAQNXTGEN100
QQQM	INVESCO EXCH TRADED FD TR II NASDAQ 100 ETF
QQQN	VICTORY PORTFOLIOS II VS NASDQ NXT 50
QQQX	NUVEEN NASDAQ 100 DYNAMIC OVER COM SHS
QQXT	FIRST TR EXCHANGE-TRADED FD NASDAQ 100 EX
QRFT	EXCHANGE LISTED FDS TR QRAFT AI ENHCD
QRHC	QUEST RESOURCE HLDG CORP COM NEW
QRTEA	QURATE RETAIL INC COM SER A
QRTEB	QURATE RETAIL INC COM SER B
QRTEP	QURATE RETAIL INC NT CAL 31
QRVO	QORVO INC COM
QS	QUANTUMSCAPE CORP COM CL A
QS+	QUANTUMSCAPE CORP WT EXP 112525
QSI	QUANTUM SI INC COM CL A
QSIAW	QUANTUM SI INC WT EXP 061026
QSR	RESTAURANT BRANDS INTL INC COM
QSY	WISDOMTREE TR US QLT SHRHD YLD
QTEC	FIRST TR NASDAQ 100 TECH INDX SHS
QTNT	QUOTIENT LTD SHS
QTRX	QUANTERIX CORP COM
QTS	QTS RLTY TR INC COM CL A
QTS-A	QTS RLTY TR INC 7.12% CUM PFD A
QTS-B	QTS RLTY TR INC 6.50% CON PFD B
QTT	QUTOUTIAO INC ADS REP SHS A

QTUM	ETF SER SOLUTIONS DEFIANCE QUANT
QTWO	Q2 HLDGS INC COM
QUAD	QUAD / GRAPHICS INC COM CL A
QUIK	QUICKLOGIC CORP COM NEW
QULL	UBS AG LONDON BRANCH NT LKD 51
QUMU	QUMU CORP COM
QUOT	QUOTIENT TECHNOLOGY INC COM
QURE	UNIQURE NV SHS
QUS	SPDR SER TR MSCI USA STRTGIC
QVCC	QVC INC FXD NT 68
QVCD	QVC INC 6.375 SR NT 67
QWLD	SPDR INDEX SHS FDS MSCI WRLD STRGIC
QYLD	GLOBAL X FDS NASDAQ 100 COVER
QYLG	GLOBAL X FDS NASDQ 100 CVRDGW
R	RYDER SYS INC COM
RA	BROOKFIELD REAL ASSETS INCOME SHS BEN INT
RAAC	REVOLUTION ACCELERTN ACQU CORP COM CL A
RAACU	REVOLUTION ACCELERTN ACQU CORP UNIT EXP 120125
RAACW	REVOLUTION ACCELERTN ACQU CORP WT EXP 120125
RAAS	CLOOPEN GROUP HOLDING LIMITED ADS
RAAX	VANECK VECTORS ETF TR INFLATION ALLOCA
RACA	THERAPEUTICS ACQUISITION CORP COM CL A
RACB	RESEARCH ALLIANCE CORP II COM CL A
RACE	FERRARI N V COM
RAD	RITE AID CORP COM
RADA	RADA ELECTR INDS LTD COM PAR NEW
RADI	RADIUS GLOBAL INFRASTRCTRE INC COM CL A
RAFE	PIMCO EQUITY SER RAFI ESG US
RAIL	FREIGHTCAR AMER INC COM
RAIN	RAIN THERAPEUTICS INC COM
RALS	PROSHARES TR RAFI LG SHT FD
RAMMU	ARIES I ACQUISITION CORP UNIT EX 031826
RAMP	LIVERAMP HLDGS INC COM
RAND	RAND CAP CORP COM NEW

RAPT	RAPT THERAPEUTICS INC COM
RARE	ULTRAGENYX PHARMACEUTICAL INC COM
RAVE	RAVE RESTAURANT GROUP INC COM
RAVI	FLEXSHARES TR READY ACC VARI
RAVN	RAVEN INDS INC COM
RAYC	ADVISORS INNER CIRCLE FD III RAYLIANT QUANTAM
RBA	RITCHIE BROS AUCTIONEERS COM
RBAC	REDBALL ACQUISITION CORP COM CL A
RBAC+	REDBALL ACQUISITION CORP WT EXP 081722
RBAC=	REDBALL ACQUISITION CORP UNITS
RBB	RBB BANCORP COM
RBBN	RIBBON COMMUNICATIONS INC COM
RBC	REGAL BELOIT CORP COM
RBCAA	REPUBLIC BANCORP INC KY CL A
RBCN	RUBICON TECHNOLOGY INC COM NEW
RBIN	ETF SER SOLUTIONS NATIONWIDE RSK
RBKB	RHINEBECK BANCORP INC COM
RBLX	ROBLOX CORP CL A
RBNC	RELIANT BANCORP INC COM
RBND	SPDR SER TR BBG SASB CRPT ES
RBUS	ETF SER SOLUTIONS NATIONWIDE ETF
RC	READY CAPITAL CORP COM
RC-B	READY CAPITAL CORP PFD B 8.625%
RC-C	READY CAPITAL CORP 6.25 CNV PFD C
RC-D	READY CAPITAL CORP PFD SER D 7.625%
RC-E	READY CAPITAL CORP 6.50% CUM PFD E
RCA	READY CAPITAL CORP 7% CN SR NT 2023
RCAT	RED CAT HLDGS INC COM
RCB	READY CAPITAL CORP FXD NT 26
RCC	READY CAPITAL CORP NT CAL 26
RCD	INVESCO EXCHANGE TRADED FD TR S&P500 EQL DIS
RCEL	AVITA MEDICAL INC COM
RCG	RENN FD INC COM
RCHG	RECHARGE ACQUISITION CORP COM CL A

RCHGU	RECHARGE ACQUISITION CORP UNIT EX
RCHGW	RECHARGE ACQUISITION CORP WT EXP 100527
RCI	ROGERS COMMUNICATIONS INC CL B
RCII	RENT A CTR INC NEW COM
RCKT	ROCKET PHARMACEUTICALS INC COM
RCKY	ROCKY BRANDS INC COM
RCL	ROYAL CARIBBEAN GROUP COM
RCLF	ROSECLIFF ACQUISITION CORP I COM CL A
RCLFU	ROSECLIFF ACQUISITION CORP I UNIT
RCLFW	ROSECLIFF ACQUISITION CORP I WT EXP 021126
RCM	R1 RCM INC COM
RCMT	RCM TECHNOLOGIES INC COM NEW
RCON	RECON TECHNOLOGY LTD CL A SHS
RCS	PIMCO STRATEGIC INCOME FD COM
RCUS	ARCUS BIOSCIENCES INC COM
RDCM	RADCOM LTD SHS NEW
RDFN	REDFIN CORP COM
RDHL	REDHILL BIOPHARMA LTD SPONSORED ADS
RDI	READING INTL INC CL A
RDIB	READING INTL INC CL B
RDIV	INVESCO EXCH TRADED FD TR II S&P ULTRA DIVIDE
RDN	RADIAN GROUP INC COM
RDNT	RADNET INC COM
RDOG	ALPS ETF TR REIT DIVIDE DOGS
RDS.A	ROYAL DUTCH SHELL PLC SPONS ADR A
RDS.B	ROYAL DUTCH SHELL PLC SPON ADR B
RDUS	RADIUS HEALTH INC COM NEW
RDVT	RED VIOLET INC COM
RDVY	FIRST TR EXCHANGE-TRADED FD VI RISNG DIVD ACHIV
RDWR	RADWARE LTD ORD
RDY	DR REDDYS LABS LTD ADR
RE	EVEREST RE GROUP LTD COM
REAL	THE REALREAL INC COM
REAX	THE REAL BROKERAGE INC COM NEW

RECS	COLUMBIA ETF TR I RESH ENHNC COR
REDU	RISE ED CAYMAN LTD SPONSORED ADR
REED	REEDS INC COM
REET	ISHARES TR GLOBAL REIT ETF
REFR	RESEARCH FRONTIERS INC COM
REG	REGENCY CTRS CORP COM
REGI	RENEWABLE ENERGY GROUP INC COM NEW
REGN	REGENERON PHARMACEUTICALS COM
REI	RING ENERGY INC COM
REIT	ALPS ETF TR ACTIVE REIT ETF
REK	PROSHARES TR SHRT RL EST FD
REKR	REKOR SYSTEMS INC COM
RELI	RELIANCE GLOBAL GROUP INC COM NEW
RELIW	RELIANCE GLOBAL GROUP INC WT A EXP 020126
RELL	RICHARDSON ELECTRS LTD COM
RELX	RELX PLC SPONSORED ADR
REML	CREDIT SUISSE NASSAU BRANCH XLNKS REIT ETN36
REMX	VANECK VECTORS ETF TR RARE EARTH STRAT
RENN	RENREN INC SPONSORED ADS
REPH	RECRO PHARMA INC COM
REPL	REPLIMUNE GROUP INC COM
REPX	RILEY EXPLORATION PERMIAN INC COM
RERE	AIHUISHOU INTL CO LTD SPONSORED ADS
RES	RPC INC COM
RESN	RESONANT INC COM
RESP	WISDOMTREE TR US ESG FUND
RETA	REATA PHARMACEUTICALS INC CL A
RETL	DIREXION SHS ETF TR RETAIL BULL 3X
RETO	RETO ECO SOLUTIONS INC COM
REV	REVLON INC CL A NEW
REVG	REV GROUP INC COM
REVH	REVOLUTION HEALTHCAR AQ CORP CLASS A COM
REVHU	REVOLUTION HEALTHCAR AQ CORP SAILUNITEX031826
REVHW	REVOLUTION HEALTHCAR AQ CORP WT EXP 123126

REVS	COLUMBIA ETF TR I RESH ENHNC VLU
REW	PROSHARES TR ULSHRT TECH NEW
REX	REX AMERICAN RES CORP COM
REXR	REXFORD INDL RLTY INC COM
REXR-A	REXFORD INDL RLTY INC RED PFD SER A
REXR-B	REXFORD INDL RLTY INC 5.875% PFD SER B
REXR-C	REXFORD INDL RLTY INC 5.625 CUM PFD C
REYN	REYNOLDS CONSUMER PRODS INC COM
REZ	ISHARES TR RESIDENTIAL MULT
REZI	RESIDEO TECHNOLOGIES INC COM
RF	REGIONS FINANCIAL CORP NEW COM
RF-B	REGIONS FINANCIAL CORP NEW DEP SHS PFD B
RF-C	REGIONS FINANCIAL CORP NEW 5.7 DP RP PFD C
RF-E	REGIONS FINANCIAL CORP NEW DEP SH PFD SER E
RFAP	FIRST TR EXCH TRADED FD III RIVRFRNT DY ASIA
RFCI	ALPS ETF TR RIVERFRONT DYM
RFDA	ALPS ETF TR RIVERFRNT DYMC
RFDI	FIRST TR EXCH TRADED FD III RIVRFRNT DYN DEV
RFEM	FIRST TR EXCH TRADED FD III RIVR FRNT DYN
RFEU	FIRST TR EXCH TRADED FD III RIVRFRNT DYN EUR
RFFC	ALPS ETF TR RIVERFRNT FLEX
RFG	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 PR
RFI	COHEN & STEERS TOTAL RETURN RL COM
RFIL	RF INDS LTD COM PAR $0.01
RFL	RAFAEL HLDGS INC COM CL B
RFM	RIVERNORTH FLEXIBLE MUN INCOME COM
RFMZ	RIVERNORTH FLEXIBLE MUNI INCME COM
RFP	RESOLUTE FST PRODS INC COM
RFUN	ALPS ETF TR RIVERFRONT UNC
RFV	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 VL
RGA	REINSURANCE GRP OF AMERICA INC COM NEW
RGCO	RGC RES INC COM
RGEN	REPLIGEN CORP COM
RGI	INVESCO EXCHANGE TRADED FD TR S&P500 EQL IND

RGLD	ROYAL GOLD INC COM
RGLS	REGULUS THERAPEUTICS INC COM NEW
RGNX	REGENXBIO INC COM
RGP	RESOURCES CONNECTION INC COM
RGR	STURM RUGER & CO INC COM
RGS	REGIS CORP MINN COM
RGT	ROYCE GLOBAL VALUE TR INC COM
RH	RH COM
RHE	REGIONAL HEALTH PPTYS INC COM
RHE-A	REGIONAL HEALTH PPTYS INC 10.875% PFD A
RHI	ROBERT HALF INTL INC COM
RHP	RYMAN HOSPITALITY PPTYS INC COM
RHS	INVESCO EXCHANGE TRADED FD TR S&P500 EQL STP
RIBT	RICEBRAN TECHNOLOGIES COM NEW
RICE	RICE ACQUISITION CORP COM CL A
RICE+	RICE ACQUISITION CORP WT EXP 102627
RICE=	RICE ACQUISITION CORP UNIT EX
RICK	RCI HOSPITALITY HLDGS INC COM
RIDE	LORDSTOWN MOTORS CORP COM CL A
RIG	TRANSOCEAN LTD REG SHS
RIGL	RIGEL PHARMACEUTICALS INC COM NEW
RIGS	ALPS ETF TR RIVRFRNT STR INC
RILY	B. RILEY FINANCIAL INC COM
RILYG	B. RILEY FINANCIAL INC SR NT 7.25% 27
RILYH	B. RILEY FINANCIAL INC 7.375% SR NT 23
RILYI	B. RILEY FINANCIAL INC 6.875 NT 23
RILYK	B. RILEY FINANCIAL INC SR NT 26
RILYL	B. RILEY FINANCIAL INC 7.375 DP CUM B
RILYM	B. RILEY FINANCIAL INC 6.375% RILYM 25
RILYN	B. RILEY FINANCIAL INC NT 26
RILYO	B. RILEY FINANCIAL INC FXD NT
RILYP	B. RILEY FINANCIAL INC 6.875 DP SH PF A
RILYT	B. RILEY FINANCIAL INC 6 SR NT 2028
RINF	PROSHARES TR INFLATN EXPECTNS

RING	ISHARES INC MSCI GBL GOLD MN
RIO	RIO TINTO PLC SPONSORED ADR
RIOT	RIOT BLOCKCHAIN INC COM
RISN	NORTHERN LTS FD TR IV INSPIRE TACTICAL
RIV	RIVERNORTH OPPORTUNITIES FD IN COM
RIVE	RIVERVIEW FINL CORP NEW COM
RJA	SWEDISH EXPT CR CORP ROG AGRI ETN22
RJF	RAYMOND JAMES FINL INC COM
RJI	SWEDISH EXPT CR CORP ROG TTL ETN 22
RJN	SWEDISH EXPT CR CORP RG ENRGY ETN22
RJZ	SWEDISH EXPT CR CORP RG METAL ETN22
RKDA	ARCADIA BIOSCIENCES INC COM NEW
RKT	ROCKET COS INC COM CL A
RKTA	ROCKET INTERNET GRWT OPRT CORP SHS CL A
RKTA+	ROCKET INTERNET GRWT OPRT CORP WT EXP
RKTA=	ROCKET INTERNET GRWT OPRT CORP UNIT
RL	RALPH LAUREN CORP CL A
RLAY	RELAY THERAPEUTICS INC COM
RLGT	RADIANT LOGISTICS INC COM
RLGY	REALOGY HLDGS CORP COM
RLI	RLI CORP COM
RLJ	RLJ LODGING TR COM
RLJ-A	RLJ LODGING TR CUM CONV PFD A
RLMD	RELMADA THERAPEUTICS INC COM
RLX	RLX TECHNOLOGY INC SPONSORED ADS
RLY	SSGA ACTIVE ETF TR MULT ASS RLRTN
RM	REGIONAL MGMT CORP COM
RMAX	RE MAX HLDGS INC CL A
RMBI	RICHMOND MUT BANCORPORATION COM
RMBL	RUMBLEON INC COM CL B
RMBS	RAMBUS INC DEL COM
RMCF	ROCKY MTN CHOCOLATE FACTORY IN COM
RMD	RESMED INC COM
RMED	RA MED SYS INC COM

RMGB	RMG ACQUISITION CORP II CL A SHS
RMGBU	RMG ACQUISITION CORP II UNIT EXP 120925
RMGBW	RMG ACQUISITION CORP II WT EXP 122725
RMGC	RMG ACQUISITION CORP III CL A SHS
RMGCU	RMG ACQUISITION CORP III UNIT EX 020826
RMGCW	RMG ACQUISITION CORP III WT EXP 020826
RMI	RIVERNORTH OPPORTUNISTIC MUN COM
RMM	RIVERNORTH MANAGED DUR MUN INM COM
RMNI	RIMINI STR INC DEL COM
RMO	ROMEO POWER INC COM
RMPL-	RIVERNORTH SPECIALTY FIN CORP 5.875% PFD A
RMR	RMR GROUP INC CL A
RMRM	RMR MORTGAGE TR COM
RMT	ROYCE MICRO-CAP TR INC COM
RMTI	ROCKWELL MED INC COM
RNA	AVIDITY BIOSCIENCES INC COM
RNDB	RANDOLPH BANCORP INC COM
RNDM	FIRST TR EXCHANGE-TRADED FD VI DEVELOPED INTL
RNDV	FIRST TR EXCHANGE-TRADED FD VI US EQTY DIVI
RNEM	FIRST TR EXCHANGE-TRADED FD VI EMERGING MKTS
RNG	RINGCENTRAL INC CL A
RNGR	RANGER ENERGY SVCS INC COM CL A
RNLC	FIRST TR EXCHANGE-TRADED FD VI LARGE CP US EQ
RNLX	RENALYTIX PLC ADS
RNMC	FIRST TR EXCHANGE-TRADED FD VI MID CAP US EQT
RNP	COHEN & STEERS REIT & PFD & IN COM
RNR	RENAISSANCERE HLDGS LTD COM
RNR-E	RENAISSANCERE HLDGS LTD PREF SHS SER E
RNR-F	RENAISSANCERE HLDGS LTD 5.750% PFD F
RNRG	GLOBAL X FDS RENEWABLE ENERGY
RNSC	FIRST TR EXCHANGE-TRADED FD VI SMAL CP US EQT
RNST	RENASANT CORP COM
RNWK	REALNETWORKS INC COM NEW
ROAD	CONSTRUCTION PARTNERS INC COM CL A

ROAM	LATTICE STRATEGIES TR HARTFRD EMRG ETF
ROBO	EXCHANGE TRADED CONCEPTS TR ROBO GLB ETF
ROBT	FIRST TR EXCHANGE-TRADED FD VI NASDQ ARTFCIAL
ROCC	ROTH CH ACQUISITION II CO COM
ROCCU	ROTH CH ACQUISITION II CO UNIT EXP 121125
ROCCW	ROTH CH ACQUISITION II CO WT EXP 091625
ROCK	GIBRALTAR INDS INC COM
ROCR	ROTH CH ACQUISITION III CO COM
ROCRU	ROTH CH ACQUISITION III CO UNIT EX 022626
ROCRW	ROTH CH ACQUISITION III CO WT EXP 022626
RODM	LATTICE STRATEGIES TR HARTFORD MLT ETF
ROG	ROGERS CORP COM
ROIC	RETAIL OPPORTUNITY INVTS CORP COM
ROK	ROCKWELL AUTOMATION INC COM
ROKT	SPDR SER TR S&P KENSHO FINAL
ROKU	ROKU INC COM CL A
ROL	ROLLINS INC COM
ROLL	RBC BEARINGS INC COM
ROM	PROSHARES TR PSHS ULTRA TECH
RONI=	RICE ACQUISITION CORP II UNIT
ROOF	INDEXIQ ETF TR US RL EST SMCP
ROOT	ROOT INC COM CL A
ROP	ROPER TECHNOLOGIES INC COM
RORO	TIDAL ETF TR ATAC US ROTATION
ROSC	LATTICE STRATEGIES TR HARTFORD MLT SML
ROSS	ROSS ACQUISITION CORP II SHS CL A
ROSS+	ROSS ACQUISITION CORP II WT EXP 020126
ROSS=	ROSS ACQUISITION CORP II UNIT
ROST	ROSS STORES INC COM
ROT	ROTOR ACQUISITION CORP COM
ROT+	ROTOR ACQUISITION CORP WT EXP 061527
ROT=	ROTOR ACQUISITION CORP UNIT EX 061527
ROUS	LATTICE STRATEGIES TR HARTFORD US EQTY
RPAI	RETAIL PPTYS AMER INC CL A

RPAR	TIDAL ETF TR RPAR RISK PARI
RPAY	REPAY HLDGS CORP COM CL A
RPD	RAPID7 INC COM
RPG	INVESCO EXCHANGE TRADED FD TR S&P500 PUR GWT
RPHM	RENEO PHARMACEUTICALS INC COM
RPM	RPM INTL INC COM
RPRX	ROYALTY PHARMA PLC SHS CLASS A
RPT	RPT REALTY SH BEN INT
RPT-D	RPT REALTY 7.25 PFD D CONV
RPTX	REPARE THERAPEUTICS INC COM
RPV	INVESCO EXCHANGE TRADED FD TR S&P500 PUR VAL
RQI	COHEN & STEERS QUALITY INCOME COM
RRBI	RED RIVER BANCSHARES INC COM
RRC	RANGE RES CORP COM
RRD	DONNELLEY R R & SONS CO COM
RRGB	RED ROBIN GOURMET BURGERS INC COM
RRR	RED ROCK RESORTS INC CL A
RS	RELIANCE STEEL & ALUMINUM CO COM
RSF	RIVERNORTH SPECIALTY FIN CORP COM
RSG	REPUBLIC SVCS INC COM
RSI	RUSH STREET INTERACTIVE INC COM
RSLS	RESHAPE LIFESCIENCES INC COM
RSP	INVESCO EXCHANGE TRADED FD TR S&P500 EQL WGT
RSSS	RESEARCH SOLUTIONS INC COM
RSVA	RODGERS SILICON VALLEY AQ CORP COM
RSVAU	RODGERS SILICON VALLEY AQ CORP UNIT EXP 113025
RSVAW	RODGERS SILICON VALLEY AQ CORP WT EXP 113025
RTH	VANECK VECTORS ETF TR RETAIL ETF
RTLR	RATTLER MIDSTREAM LP COM UNITS
RTM	INVESCO EXCHANGE TRADED FD TR S&P500 EQL MAT
RTP	REINVENT TECHNOLOGY PARTNERS CL A
RTP+	REINVENT TECHNOLOGY PARTNERS WT EXP 091625
RTP=	REINVENT TECHNOLOGY PARTNERS UNIT
RTPY	REINVENT TECHNOLOGY PARTNERS Y CLASS A ORD SHS

RTPYU	REINVENT TECHNOLOGY PARTNERS Y UNIT EX 031226
RTPYW	REINVENT TECHNOLOGY PARTNERS Y WT EXP 031226
RTPZ	REINVENT TECHNOLOGY PARTNERS Z SHS CL A
RTPZ+	REINVENT TECHNOLOGY PARTNERS Z WT EXP 091625
RTPZ=	REINVENT TECHNOLOGY PARTNERS Z UNIT EXP
RTX	RAYTHEON TECHNOLOGIES CORP COM
RUBY	RUBIUS THERAPEUTICS INC COM
RUN	SUNRUN INC COM
RUSHA	RUSH ENTERPRISES INC CL A
RUSHB	RUSH ENTERPRISES INC CL B
RUSL	DIREXION SHS ETF TR DLY RUSSIA BL 2X
RUTH	RUTHS HOSPITALITY GROUP INC COM
RVI	RETAIL VALUE INC COM
RVLV	REVOLVE GROUP INC CL A
RVMD	REVOLUTION MEDICINES INC COM
RVNC	REVANCE THERAPEUTICS INC COM
RVNU	DBX ETF TR XTRACK MUN INFRA
RVP	RETRACTABLE TECHNOLOGIES INC COM
RVPH	REVIVA PHARMACEUTCLS HLDGS INC COM
RVPHW	REVIVA PHARMACEUTCLS HLDGS INC WT EXP 122525
RVSB	RIVERVIEW BANCORP INC COM
RVT	ROYCE VALUE TR INC COM
RWGV	DIREXION SHS ETF TR RUSELL1000 GWT
RWJ	INVESCO EXCH TRADED FD TR II S&P SMALLCAP 600
RWK	INVESCO EXCH TRADED FD TR II S&P MDCP 400 REV
RWL	INVESCO EXCH TRADED FD TR II S&P 500 REVENUE
RWLK	REWALK ROBOTICS LTD SHS
RWM	PROSHARES TR SHRT RUSSELL2000
RWO	SPDR INDEX SHS FDS DJ GLB RL ES ETF
RWR	SPDR SER TR DJ REIT ETF
RWT	REDWOOD TR INC COM
RWVG	DIREXION SHS ETF TR RUSELL1000 VAL
RWX	SPDR INDEX SHS FDS DJ INTL RL ETF
RXD	PROSHARES TR ULTSHT HLTHCRE

RXDX	PROMETHEUS BIOSCIENCES INC COM
RXI	ISHARES TR GLB CNS DISC ETF
RXL	PROSHARES TR PSHS ULT HLTHCRE
RXN	REXNORD CORP COM
RXRA	RXR ACQUISITION CORP CLASS A COM
RXRAU	RXR ACQUISITION CORP UNIT EXP 010125
RXRAW	RXR ACQUISITION CORP WT EXP 030826
RXRX	RECURSION PHARMACEUTICALS INC CL A
RXT	RACKSPACE TECHNOLOGY INC COM
RY	ROYAL BK CDA COM
RY-T	ROYAL BK OF CDA BD CDS DEP 1/40 6.75% C
RYAAY	RYANAIR HOLDINGS PLC SPONSORED ADS
RYAM	RAYONIER ADVANCED MATLS INC COM
RYB	RYB ED INC ADR
RYE	INVESCO EXCHANGE TRADED FD TR S&P500 EQL ENR
RYF	INVESCO EXCHANGE TRADED FD TR S&P500 EQL FIN
RYH	INVESCO EXCHANGE TRADED FD TR S&P500 EQL HLT
RYI	RYERSON HLDG CORP COM
RYJ	INVESCO EXCHANGE TRADED FD TR RYMND JMS SB 1
RYN	RAYONIER INC COM
RYT	INVESCO EXCHANGE TRADED FD TR S&P500 EQL TEC
RYTM	RHYTHM PHARMACEUTICALS INC COM
RYU	INVESCO EXCHANGE TRADED FD TR S&P500 EQL UTL
RZA	REINSURANCE GRP OF AMERICA INC SUB DEB 42
RZB	REINSURANCE GRP OF AMERICA INC SB DB FX/FL56
RZG	INVESCO EXCHANGE TRADED FD TR S&P SML600 GWT
RZLT	REZOLUTE INC COM NEW
RZV	INVESCO EXCHANGE TRADED FD TR S&P SML600 VAL
SA	SEABRIDGE GOLD INC COM
SAA	PROSHARES TR PSHS ULT SCAP600
SABR	SABRE CORP COM
SABRP	SABRE CORP 6.50% CONV PFD A
SACC	SACHEM CAP CORP NT 24
SACH	SACHEM CAP CORP COM

SAF	SARATOGA INVT CORP 6.25% NT 25
SAFE	SAFEHOLD INC COM
SAFM	SANDERSON FARMS INC COM
SAFT	SAFETY INS GROUP INC COM
SAGE	SAGE THERAPEUTICS INC COM
SAH	SONIC AUTOMOTIVE INC CL A
SAIA	SAIA INC COM
SAIC	SCIENCE APPLICATIONS INTL CORP COM
SAII	SOFTWARE ACQUISITN GRUP INC II COM CL A
SAIIU	SOFTWARE ACQUISITN GRUP INC II UNIT EX
SAIIW	SOFTWARE ACQUISITN GRUP INC II WT EXP 031727
SAIL	SAILPOINT TECHNOLOGIES HLDGS I COM
SAK	SARATOGA INVT CORP 7.25% NT 25
SAL	SALISBURY BANCORP INC COM
SALM	SALEM MEDIA GROUP INC CL A
SAM	BOSTON BEER INC CL A
SAMG	SILVERCREST ASSET MGMT GROUP I CL A
SAN	BANCO SANTANDER S.A. ADR
SANA	SANA BIOTECHNOLOGY INC COM
SAND	SANDSTORM GOLD LTD COM NEW
SANM	SANMINA CORPORATION COM
SANW	S&W SEED CO COM
SAP	SAP SE SPON ADR
SAR	SARATOGA INVT CORP COM NEW
SASR	SANDY SPRING BANCORP INC COM
SATS	ECHOSTAR CORP CL A
SAVA	CASSAVA SCIENCES INC COM
SAVE	SPIRIT AIRLS INC COM
SB	SAFE BULKERS INC COM
SB-C	SAFE BULKERS INC RED PERP PFD C%
SB-D	SAFE BULKERS INC PERP PFD SER D
SBAC	SBA COMMUNICATIONS CORP NEW CL A
SBB	PROSHARES TR SHRT SMALLCAP60
SBBA	SCORPIO TANKERS INC 7.0% SR NT 25

SBBP	STRONGBRIDGE BIOPHARMA PLC SHS USD
SBCF	SEACOAST BKG CORP FLA COM NEW
SBEA	SILVERBOX ENGAGED MERGER CO I COM CL A
SBEAU	SILVERBOX ENGAGED MERGER CO I UNIT EX 033128
SBEAW	SILVERBOX ENGAGED MERGER CO I WT EXP 060228
SBEV	SPLASH BEVERAGE GROUP INC COM NEW
SBEV+	SPLASH BEVERAGE GROUP INC WT EXP
SBFG	SB FINL GROUP INC COM
SBG	SANDBRIDGE ACQUISITION CORP COM CL A
SBG+	SANDBRIDGE ACQUISITION CORP WT EXP 091427
SBG=	SANDBRIDGE ACQUISITION CORP UNIT EX 091427
SBGI	SINCLAIR BROADCAST GROUP INC CL A
SBH	SALLY BEAUTY HLDGS INC COM
SBI	WESTERN ASSET INTER MUNI FD IN COM
SBII	SANDBRIDGE X2 CORP COM CLASS A
SBII+	SANDBRIDGE X2 CORP WT EXP 031126
SBII=	SANDBRIDGE X2 CORP UNIT
SBIO	ALPS ETF TR MED BREAKTHGH
SBLK	STAR BULK CARRIERS CORP. SHS PAR
SBLKZ	STAR BULK CARRIERS CORP. 8.30% SR NT 22
SBM	PROSHARES TR SHT BASIC MAT
SBNY	SIGNATURE BK NEW YORK N Y COM
SBNYP	SIGNATURE BK NEW YORK N Y 5% DEP SHS PFD A
SBOW	SILVERBOW RES INC COM
SBR	SABINE RTY TR UNIT BEN INT
SBRA	SABRA HEALTH CARE REIT INC COM
SBS	COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR
SBSI	SOUTHSIDE BANCSHARES INC COM
SBSW	SIBANYE STILLWATER LTD SPONSORED ADR
SBT	STERLING BANCORP INC COM
SBTX	SILVERBACK THERAPEUTICS INC COM
SBUG	BARCLAYS BANK PLC IPATH SLVR ETN A
SBUX	STARBUCKS CORP COM
SC	SANTANDER CONSUMER USA HLDGS I COM

SCAQ	STRATIM CLOUD ACQUISITION CORP CLASS A COM
SCAQU	STRATIM CLOUD ACQUISITION CORP UNIT EX 030526
SCAQW	STRATIM CLOUD ACQUISITION CORP WT EXP 030526
SCC	PROSHARES TR ULTSHT CONS SERV
SCCB	SACHEM CAP CORP 7.125 NT 24
SCCC	SACHEM CAP CORP 7.75 NT 25
SCCO	SOUTHERN COPPER CORP COM
SCD	LMP CAP & INCOME FD INC COM
SCDL	UBS AG LONDON BRANCH NT LKD 51
SCE-G	SCE TR II TR PFD SECS 5.1%
SCE-H	SCE TR III FXD/FLT RT PFD
SCE-J	SCE TRUST IV PFD SER J
SCE-K	SCE TR V PFD SEC
SCE-L	SCE TRUST VI 5% TR PREF SECS
SCHA	SCHWAB STRATEGIC TR US SML CAP ETF
SCHB	SCHWAB STRATEGIC TR US BRD MKT ETF
SCHC	SCHWAB STRATEGIC TR INTL SCEQT ETF
SCHD	SCHWAB STRATEGIC TR US DIVIDEND EQ
SCHE	SCHWAB STRATEGIC TR EMRG MKTEQ ETF
SCHF	SCHWAB STRATEGIC TR INTL EQTY ETF
SCHG	SCHWAB STRATEGIC TR US LCAP GR ETF
SCHH	SCHWAB STRATEGIC TR US REIT ETF
SCHI	SCHWAB STRATEGIC TR 5 10YR CORP BD
SCHJ	SCHWAB STRATEGIC TR 1 5YR CORP BD
SCHK	SCHWAB STRATEGIC TR 1000 INDEX ETF
SCHL	SCHOLASTIC CORP COM
SCHM	SCHWAB STRATEGIC TR US MID-CAP ETF
SCHN	SCHNITZER STEEL INDS INC CL A
SCHO	SCHWAB STRATEGIC TR SHT TM US TRES
SCHP	SCHWAB STRATEGIC TR US TIPS ETF
SCHQ	SCHWAB STRATEGIC TR LONG TERM US
SCHR	SCHWAB STRATEGIC TR INTRM TRM TRES
SCHV	SCHWAB STRATEGIC TR US LCAP VA ETF
SCHW	SCHWAB CHARLES CORP COM

SCHW-D	SCHWAB CHARLES CORP DEP SHS 1/40 PFD
SCHW-J	SCHWAB CHARLES CORP 4.450% DEP PFD J
SCHX	SCHWAB STRATEGIC TR US LRG CAP ETF
SCHY	SCHWAB STRATEGIC TR INTERNL DIVID
SCHZ	SCHWAB STRATEGIC TR US AGGREGATE B
SCI	SERVICE CORP INTL COM
SCJ	ISHARES INC MSCI JAPN SMCETF
SCKT	SOCKET MOBILE INC COM NEW
SCL	STEPAN CO COM
SCLE	BROADSCALE ACQUISITION CORP COM CL A
SCLEU	BROADSCALE ACQUISITION CORP UNIT EX 020226
SCLEW	BROADSCALE ACQUISITION CORP WT EXP 020226
SCM	STELLUS CAP INVT CORP COM
SCO	PROSHARES TR II ULSHT BLOOMB OIL
SCOA	SCION TECH GROWTH I CL A SHS
SCOAU	SCION TECH GROWTH I UNIT EXP 121725
SCOAW	SCION TECH GROWTH I WT EXP 110125
SCOB	SCION TECH GROWTH II CL A SHS
SCOBU	SCION TECH GROWTH II UNIT
SCOBW	SCION TECH GROWTH II WT EXP 012826
SCOR	COMSCORE INC COM
SCPE	SC HEALTH CORP COM CL A
SCPE+	SC HEALTH CORP WT EXP
SCPE=	SC HEALTH CORP UNIT EX
SCPH	SCPHARMACEUTICALS INC COM
SCPL	SCIPLAY CORPORATION CL A
SCPS	SCOPUS BIOPHARMA INC COM
SCR	SCORE MEDIA & GAMING INC CL A SUB VTG SHS
SCS	STEELCASE INC CL A
SCSC	SCANSOURCE INC COM
SCU	SCULPTOR CAP MGMT COM CL A
SCVL	SHOE CARNIVAL INC COM
SCVX	SCVX CORP COM
SCVX+	SCVX CORP WT EXP 012425

SCVX=	SCVX CORP UNIT
SCWX	SECUREWORKS CORP CL A
SCX	STARRETT L S CO CL A
SCYX	SCYNEXIS INC COM NEW
SCZ	ISHARES TR EAFE SML CP ETF
SD	SANDRIDGE ENERGY INC COM NEW
SDAC	SUSTAINABLE DEVELP ACQU I CORP COM CL A
SDACU	SUSTAINABLE DEVELP ACQU I CORP UNIT EX 020426
SDACW	SUSTAINABLE DEVELP ACQU I CORP WT EXP 020428
SDC	SMILEDIRECTCLUB INC CL A COM
SDCI	USCF ETF TR SUMMERHAVEN K1
SDD	PROSHARES TR ULTSHT SMLCP600
SDEF	TIDAL ETF TR SOUND ENHANCED
SDEI	TIDAL ETF TR SOUND EQUITY INM
SDEM	GLOBAL X FDS MSCI SUPR EM ETF
SDG	ISHARES TR MSCI GLOBAL IMP
SDGA	IMPACT SHS FDS I TR SUS DV GGE ETF
SDGR	SCHRODINGER INC COM
SDH	GLOBAL INTERNET OF PEOPLE INC SHS
SDHY	PGIM SHORT DUR HIG YLD OPP FD COM
SDIV	GLOBAL X FDS GLB X SUPERDIV
SDOG	ALPS ETF TR SECTR DIV DOGS
SDOW	PROSHARES TR ULTRASHRT DOW 30
SDP	PROSHARES TR ULSHRT UTILS NEW
SDPI	SUPERIOR DRILLING PRODS INC COM
SDS	PROSHARES TR ULTRASHRT S&P500
SDVY	FIRST TR EXCHANGE-TRADED FD VI SMID RISNG ETF
SDY	SPDR SER TR S&P DIVID ETF
SE	SEA LTD SPONSORD ADS
SEAC	SEACHANGE INTL INC COM
SEAH	SPORTS ENTERTAINMENT ACQU CORP COM CL A
SEAH+	SPORTS ENTERTAINMENT ACQU CORP WT EXP 103025
SEAH=	SPORTS ENTERTAINMENT ACQU CORP UNIT
SEAS	SEAWORLD ENTMT INC COM

SEB	SEABOARD CORP DEL COM
SECO	SECOO HLDG LTD ADR
SEDG	SOLAREDGE TECHNOLOGIES INC COM
SEE	SEALED AIR CORP NEW COM
SEED	ORIGIN AGRITECH LIMITED SHS NEW
SEEL	SEELOS THERAPEUTICS INC COM
SEER	SEER INC COM CL A
SEF	PROSHARES TR PSHS SHTFINL ETF
SEIC	SEI INVTS CO COM
SEIX	VIRTUS ETF TR II SEIX SR LN ETF
SELB	SELECTA BIOSCIENCES INC COM
SELF	GLOBAL SELF STORAGE INC COM
SEM	SELECT MED HLDGS CORP COM
SEMR	SEMRUSH HLDGS INC CL A COM
SENEA	SENECA FOODS CORP NEW CL A
SENEB	SENECA FOODS CORP NEW CL B
SENS	SENSEONICS HLDGS INC COM
SENT	ADVISORSHARES TR ALPHA DNA EQUITY
SESN	SESEN BIO INC COM
SF	STIFEL FINL CORP COM
SF-A	STIFEL FINL CORP DSHS 1/40 PF A
SF-B	STIFEL FINL CORP 6.25 DPSHS PFD B
SF-C	STIFEL FINL CORP DEP RP SHS PFD C
SFB	STIFEL FINL CORP 5.20% SR NT 47
SFBC	SOUND FINL BANCORP INC COM
SFBS	SERVISFIRST BANCSHARES INC COM
SFE	SAFEGUARD SCIENTIFICS INC COM NEW
SFET	SAFE T GROUP LTD SPONSORD ADS NEW
SFIX	STITCH FIX INC COM CL A
SFL	SFL CORPORATION LTD SHS
SFM	SPROUTS FMRS MKT INC COM
SFNC	SIMMONS 1ST NATL CORP CL A $1 PAR
SFST	SOUTHERN FIRST BANCSHARES COM
SFT	SHIFT TECHNOLOGIES INC CL A

SFTW	OSPREY TECHNLGY AQUISTION CORP COM CL A
SFTW+	OSPREY TECHNLGY AQUISTION CORP WT EXP 103024
SFTW=	OSPREY TECHNLGY AQUISTION CORP UNIT EX 103024
SFUN	FANG HLDGS LTD ADR NEW
SFY	TIDAL ETF TR SOFI SELCT 500
SFYF	TIDAL ETF TR SOFI SOCIAL 50
SFYX	TIDAL ETF TR SOFI NEXT 500
SGA	SAGA COMMUNICATIONS INC CL A NEW
SGAM	SEAPORT GLOBAL ACQUISITN CORP COM CL A
SGAMU	SEAPORT GLOBAL ACQUISITN CORP UNIT EX
SGAMW	SEAPORT GLOBAL ACQUISITN CORP WT EXP 121527
SGBX	SG BLOCKS INC COM NEW
SGC	SUPERIOR GROUP OF CO INC COM
SGDJ	SPROTT ETF TRUST JR GOLD MINERS E
SGDM	SPROTT ETF TRUST GOLD MINERS ETF
SGEN	SEAGEN INC COM
SGFY	SIGNIFY HEALTH INC CL A COM
SGG	BARCLAYS BANK PLC ETN LKD 48
SGH	SMART GLOBAL HLDGS INC SHS
SGLB	SIGMA LABS INC COM
SGLBW	SIGMA LABS INC WT EXP 150222
SGMA	SIGMATRON INTL INC COM
SGMO	SANGAMO THERAPEUTICS INC COM
SGMS	SCIENTIFIC GAMES CORP COM
SGOC	SGOCO GROUP LTD SHS NEW
SGOL	ABERDEEN STD GOLD ETF TR PHYSCL GOLD SHS
SGOV	ISHARES TR 0-3 MNTH TREASRY
SGRP	SPAR GROUP INC COM
SGRY	SURGERY PARTNERS INC COM
SGTX	SIGILON THERAPEUTICS INC COM
SGU	STAR GROUP L P UNIT LTD PARTNR
SH	PROSHARES TR SHORT S&P 500 NE
SHAC	SCP & CO HEALTHCARE ACQUSTN CO COM CL A
SHACU	SCP & CO HEALTHCARE ACQUSTN CO UNIT EX 102725

SHACW	SCP & CO HEALTHCARE ACQUSTN CO WT EXP 012728
SHAK	SHAKE SHACK INC CL A
SHBI	SHORE BANCSHARES INC COM
SHC	SOTERA HEALTH CO COM
SHE	SPDR SER TR SSGA GNDER ETF
SHEN	SHENANDOAH TELECOMMUNICATIONS COM
SHG	SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD
SHI	SINOPEC SHANGHAI PETROCHEMICAL SPON ADR H
SHIP	SEANERGY MARITIME HLDGS CORP SHS NEW
SHIPW	SEANERGY MARITIME HLDGS CORP WT CL A 111021
SHIPZ	SEANERGY MARITIME HLDGS CORP WT B EXP 051322
SHLS	SHOALS TECHNOLOGIES GROUP INC CL A
SHLX	SHELL MIDSTREAM PARTNERS L P UNIT LTD INT
SHM	SPDR SER TR NUVEEN BLMBRG SR
SHO	SUNSTONE HOTEL INVS INC NEW COM
SHO-F	SUNSTONE HOTEL INVS INC NEW PFD SER F
SHO-H	SUNSTONE HOTEL INVS INC NEW 6.125 CUM PFD H
SHOO	MADDEN STEVEN LTD COM
SHOP	SHOPIFY INC CL A
SHSP	SHARPSPRING INC COM
SHUS	SYNTAX ETF TR STRATIFIED US TT
SHV	ISHARES TR SHORT TREAS BD
SHW	SHERWIN WILLIAMS CO COM
SHY	ISHARES TR 1 3 YR TREAS BD
SHYF	SHYFT GROUP INC COM
SHYG	ISHARES TR 0-5YR HI YL CP
SHYL	DBX ETF TR XTRACKERS SHRT
SI	SILVERGATE CAP CORP CL A
SIBN	SI-BONE INC COM
SIC	SELECT INTERIOR CONCEPTS INC CL A
SID	COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR
SIEB	SIEBERT FINL CORP COM
SIEN	SIENTRA INC COM
SIF	SIFCO INDS INC COM

SIFY	SIFY TECHNOLOGIES LTD SPONSORED ADS
SIG	SIGNET JEWELERS LIMITED SHS
SIGA	SIGA TECHNOLOGIES INC COM
SIGI	SELECTIVE INS GROUP INC COM
SIGIP	SELECTIVE INS GROUP INC 4.60 DP SH PFD B
SII	SPROTT INC COM NEW
SIJ	PROSHARES TR ULTRASHORT INDL
SIL	GLOBAL X FDS GLOBAL X SILVER
SILC	SILICOM LTD ORD
SILJ	ETF MANAGERS TR PRIME JUNIR SLVR
SILK	SILK RD MED INC COM
SILV	SILVERCREST METALS INC COM
SILX	ETF MANAGERS TR PRIME 2X DLY JUR
SIM	GRUPO SIMEC SAB DE C V ADR
SIMO	SILICON MOTION TECHNOLOGY CORP SPONSORED ADR
SIMS	SPDR SER TR S&P KENSHO INTLG
SINO	SINO-GLOBAL SHIPPING AMER LTD COM NEW
SINT	SINTX TECHNOLOGIES INC COM NEW
SINV	ETF MANAGERS TR PRIME 2X DLY INV
SIOX	SIO GENE THERAPIES INC COMMON
SIRI	SIRIUS XM HOLDINGS INC COM
SITC	SITE CTRS CORP COM
SITC-A	SITE CTRS CORP DEP SH CUM PFD A
SITE	SITEONE LANDSCAPE SUPPLY INC COM
SITM	SITIME CORP COM
SIVB	SVB FINANCIAL GROUP COM
SIVBP	SVB FINANCIAL GROUP 5.25% DPRP PFD A
SIVR	ABERDEEN STD SILVER ETF TR PHYSCL SILVR SHS
SIX	SIX FLAGS ENTMT CORP NEW COM
SIXA	EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN MEGA
SIXH	EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN HEDG
SIXL	EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN LOW
SIXS	EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN SMALL
SIZE	ISHARES TR MSCI USA SZE FT

SJ	SCIENJOY HOLDING CORP SHS
SJB	PROSHARES TR SHRT HGH YIELD
SJI	SOUTH JERSEY INDS INC COM
SJIJ	SOUTH JERSEY INDS INC CAL NT 79
SJIV	SOUTH JERSEY INDS INC UNIT 04/01/24
SJM	SMUCKER J M CO COM NEW
SJNK	SPDR SER TR BLOOMBERG SRT TR
SJR	SHAW COMMUNICATIONS INC CL B CONV
SJT	SAN JUAN BASIN RTY TR UNIT BEN INT
SJW	SJW GROUP COM
SKF	PROSHARES TR ULTSHT FINLS NEW
SKIL	SKILLSOFT CORP CL A
SKIL+	SKILLSOFT CORP WT EXP 061126
SKIN	THE BEAUTY HEALTH COMPANY COM CL A
SKINW	THE BEAUTY HEALTH COMPANY WT EXP 050426
SKLZ	SKILLZ INC COM
SKLZ+	SKILLZ INC WT EXP 121625
SKM	SK TELECOM LTD SPONSORED ADR
SKOR	FLEXSHARES TR CR SCD US BD
SKT	TANGER FACTORY OUTLET CTRS INC COM
SKX	SKECHERS U S A INC CL A
SKY	SKYLINE CHAMPION CORPORATION COM
SKYAU	SKYDECK ACQUISITION CORP UNIT EX 051326
SKYT	SKYWATER TECHNOLOGY INC COM
SKYU	PROSHARES TR ULTR NASDAQCMPTG
SKYW	SKYWEST INC COM
SKYY	FIRST TR EXCHANGE TRADED FD II CLOUD COMPUTING
SLAB	SILICON LABORATORIES INC COM
SLAC	SOCIAL LEVERAGE ACQUISN CORP I COM CL A
SLAC+	SOCIAL LEVERAGE ACQUISN CORP I WT EXP 021728
SLAC=	SOCIAL LEVERAGE ACQUISN CORP I UNIT
SLAM	SLAM CORP CL A SHS
SLAMU	SLAM CORP UNIT
SLAMW	SLAM CORP WT EXP 022326

SLB	SCHLUMBERGER LTD COM STK
SLCA	U S SILICA HLDGS INC COM
SLCR	SILVER CREST ACQUISITION CORP CL A SHS
SLCRU	SILVER CREST ACQUISITION CORP UNIT
SLCRW	SILVER CREST ACQUISITION CORP WT EXP 121525
SLCT	SELECT BANCORP INC NEW COM
SLDB	SOLID BIOSCIENCES INC COM
SLF	SUN LIFE FINANCIAL INC. COM
SLG	SL GREEN RLTY CORP COM
SLG-I	SL GREEN RLTY CORP PFD SER I
SLGG	SUPER LEAGUE GAMING INC COM
SLGL	SOL GEL TECHNOLOGIES SHS
SLGN	SILGAN HOLDINGS INC COM
SLHG	SKYLIGHT HEALTH GROUP INC COM NEW
SLM	SLM CORP COM
SLMBP	SLM CORP PFD SER B
SLN	SILENCE THERAPEUTICS PLC ADS
SLNG	STABILIS SOLUTIONS INC COM
SLNO	SOLENO THERAPEUTICS INC COM NEW
SLP	SIMULATIONS PLUS INC COM
SLQD	ISHARES TR 0-5YR INVT GR CP
SLQT	SELECTQUOTE INC COM
SLRC	SLR INVESTMENT CORP COM
SLRX	SALARIUS PHARMACEUTICALS INC COM NEW
SLS	SELLAS LIFE SCIENCES GROUP INC COM NEW
SLV	ISHARES SILVER TR ISHARES
SLVO	CREDIT SUISSE AG NASSAU BRH X LINK SILVER
SLX	VANECK VECTORS ETF TR STEEL ETF
SLY	SPDR SER TR S&P 600 SML CAP
SLYG	SPDR SER TR S&P 600 SMCP GRW
SLYV	SPDR SER TR S&P 600 SMCP VAL
SM	SM ENERGY CO COM
SMAR	SMARTSHEET INC COM CL A
SMBC	SOUTHERN MO BANCORP INC COM

SMBK	SMARTFINANCIAL INC COM NEW
SMCI	SUPER MICRO COMPUTER INC COM
SMCP	ETF SER SOLUTIONS ALPHAMARK SM
SMDD	PROSHARES TR ULTPRO SHT
SMDY	SYNTAX ETF TR STRATIFIE MDCP
SMED	SHARPS COMPLIANCE CORP COM
SMFG	SUMITOMO MITSUI FINL GROUP INC SPONSORED ADR
SMG	SCOTTS MIRACLE-GRO CO CL A
SMH	VANECK VECTORS ETF TR SEMICONDUCTOR ET
SMHB	UBS AG LONDON BRANCH ETRACS MNTHLY B
SMHI	SEACOR MARINE HLDGS INC COM
SMID	SMITH MIDLAND CORP COM
SMIHU	SUMMIT HEALTHCRE ACQUISTN CORP UNIT EX 060326
SMIT	SCHMITT INDS INC ORE COM NEW
SMLE	DBX ETF TR XTRACKERS S&P SM
SMLF	ISHARES TR MSCI USA SML CP
SMLP	SUMMIT MIDSTREAM PARTNERS LP COM UNIT LTD
SMLV	SPDR SER TR SSGA US SMAL ETF
SMM	SALIENT MIDSTREAM & MLP FD SH BEN INT
SMMF	SUMMIT FINL GROUP INC COM
SMMT	SUMMIT THERAPEUTICS INC COM
SMMU	PIMCO ETF TR SHTRM MUN BD ACT
SMN	PROSHARES TR BASIC MAT NEW
SMOG	VANECK VECTORS ETF TR LOW CARBN ENERGY
SMP	STANDARD MTR PRODS INC COM
SMPL	SIMPLY GOOD FOODS CO COM
SMSI	SMITH MICRO SOFTWARE INC COM NEW
SMTC	SEMTECH CORP COM
SMTI	SANARA MEDTECH INC COM
SMTS	SIERRA METALS INC COM
SMWB	SIMILARWEB LTD SHS
SNA	SNAP ON INC COM
SNAP	SNAP INC CL A
SNBR	SLEEP NUMBER CORP COM

SNCR	SYNCHRONOSS TECHNOLOGIES INC COM
SNCY	SUN CTRY AIRLS HLDGS INC COM
SND	SMART SAND INC COM
SNDL	SUNDIAL GROWERS INC COM
SNDR	SCHNEIDER NATIONAL INC CL B
SNDX	SYNDAX PHARMACEUTICALS INC COM
SNES	SENESTECH INC COM NEW
SNEX	STONEX GROUP INC COM
SNFCA	SECURITY NATL FINL CORP CL A NEW
SNGX	SOLIGENIX INC COM
SNGXW	SOLIGENIX INC WT EXP 111421
SNII	SUPERNOVA PARTNERS ACQUISTN II SHS CL A
SNII+	SUPERNOVA PARTNERS ACQUISTN II WT EXP
SNII=	SUPERNOVA PARTNERS ACQUISTN II UNIT
SNLN	HIGHLAND FDS I HI LD IBOXX SRLN
SNMP	EVOLVE TRANSITION INFRASTRU LP COM UNITS REP B
SNN	SMITH & NEPHEW PLC SPDN ADR NEW
SNOA	SONOMA PHARMACEUTICALS INC COM NEW
SNOW	SNOWFLAKE INC CL A
SNP	CHINA PETROLEUM & CHEMICAL CRP SPON ADR H SHS
SNPE	DBX ETF TR XTRACKERS S&P
SNPR	TORTOISE ACQUISITION CORP II COM CL A
SNPR+	TORTOISE ACQUISITION CORP II WT EXP 061427
SNPR=	TORTOISE ACQUISITION CORP II UNIT EX 061427
SNPS	SYNOPSYS INC COM
SNPX	SYNAPTOGENIX INC COM NEW
SNR	NEW SR INVT GROUP INC COM
SNRH	SENIOR CONNECT ACQUISITN CORP COM CL A
SNRHU	SENIOR CONNECT ACQUISITN CORP UNIT EXP 120923
SNRHW	SENIOR CONNECT ACQUISITN CORP WT EXP 123127
SNSE	SENSEI BIOTHERAPEUTICS INC COM
SNSR	GLOBAL X FDS INTERNET OF THNG
SNUG	ALPHA ARCHITECT ETF TR MERLYN AI ETF
SNV	SYNOVUS FINL CORP COM NEW

SNV-D	SYNOVUS FINL CORP PERP PFD SER D
SNV-E	SYNOVUS FINL CORP 5.875 PFD SER E
SNX	SYNNEX CORP COM
SNY	SANOFI SPONSORED ADR
SO	SOUTHERN CO COM
SOAC	SUSTAINABLE OPPORTNTS ACQ CORP ORD SHS A
SOAC+	SUSTAINABLE OPPORTNTS ACQ CORP WT EXP
SOAC=	SUSTAINABLE OPPORTNTS ACQ CORP UNIT
SOCL	GLOBAL X FDS SOCIAL MED ETF
SOFI	SOFI TECHNOLOGIES INC COM
SOFIW	SOFI TECHNOLOGIES INC WT EXP 052826
SOGO	SOGOU INC ADR REPSTG A
SOGU	COLLABORATIVE INVESTMNT SER TR SHORT DE SPAC
SOHO	SOTHERLY HOTELS INC COM
SOHOB	SOTHERLY HOTELS INC PFD SER B
SOHON	SOTHERLY HOTELS INC 8.25% CM PFD D
SOHOO	SOTHERLY HOTELS INC 7.875% PFD SER C
SOHU	SOHU COM LTD SPONSORED ADS
SOI	SOLARIS OILFIELD INFRASTRUCTUR COM CL A
SOJB	SOUTHERN CO JR SUB NT 76
SOJC	SOUTHERN CO JR 2017B NT 77
SOJD	SOUTHERN CO NT 4.95% 80
SOJE	SOUTHERN CO 4.20% NT S20C 60
SOL	RENESOLA LTD SPONSORED ADS
SOLN	SOUTHERN CO UNIT 08/01/22
SOLO	ELECTRAMECCANICA VEHS CORP COM NEW
SOLOW	ELECTRAMECCANICA VEHS CORP WT EXP 080323
SOLY	SOLITON INC COM
SON	SONOCO PRODS CO COM
SONM	SONIM TECHNOLOGIES INC COM
SONN	SONNET BIOTHERAPEUTC HLDNG INC COM
SONO	SONOS INC COM
SONY	SONY GROUP CORPORATION SPONSORED ADR
SOR	SOURCE CAP INC COM

SOS	SOS LIMITED SPNSORD ADS NEW
SOXL	DIREXION SHS ETF TR DLY SCOND 3XBU
SOXS	DIREXION SHS ETF TR DLY SEMICNDTR BR
SOXX	ISHARES TR ISHARES SEMICDTR
SOYB	TEUCRIUM COMMODITY TR SOYBEAN FD
SP	SP PLUS CORP COM
SPAB	SPDR SER TR PORTFOLIO AGRGTE
SPAK	ETF SER SOLUTIONS DEFIANCE NXT GN
SPAQ	SPARTAN ACQUISITION CORP III COM CL A
SPAQ+	SPARTAN ACQUISITION CORP III WT EXP 020426
SPAQ=	SPARTAN ACQUISITION CORP III UNIT
SPAX	TIDAL ETF TR ROBINSON ALTERNT
SPB	SPECTRUM BRANDS HLDGS INC NEW COM
SPBC	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY US EQT
SPBO	SPDR SER TR PORTFOLIO CRPORT
SPCB	SUPERCOM LTD NEW SHS NEW
SPCE	VIRGIN GALACTIC HOLDINGS INC COM
SPCX	COLLABORATIVE INVESTMNT SER TR THE SPAC AND NEW
SPD	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS DWNSD
SPDN	DIREXION SHS ETF TR DLY S&P500 BR 1X
SPDV	ETF SER SOLUTIONS AAM S&P 500
SPDW	SPDR INDEX SHS FDS PORTFOLIO DEVLPD
SPE	SPECIAL OPPORTUNITIES FD INC COM
SPE-B	SPECIAL OPPORTUNITIES FD INC PFD CONV SE B
SPEM	SPDR INDEX SHS FDS PORTFOLIO EMG MK
SPEU	SPDR INDEX SHS FDS PORTFLO EURP ETF
SPFF	GLOBAL X FDS GLBX SUPRINC ETF
SPFI	SOUTH PLAINS FINANCIAL INC COM
SPFR	JAWS SPITFIRE ACQUISITION CORP SHS CL A
SPFR+	JAWS SPITFIRE ACQUISITION CORP WT EXP 120125
SPFR=	JAWS SPITFIRE ACQUISITION CORP UNIT
SPG	SIMON PPTY GROUP INC NEW COM
SPG-J	SIMON PPTY GROUP INC NEW PFD J 8.375%
SPGI	S&P GLOBAL INC COM

SPGM	SPDR INDEX SHS FDS PORTFLI MSCI GBL
SPGP	INVESCO EXCHANGE TRADED FD TR S&P 500 GARP ETF
SPGS	SIMON PROPERTY GRP ACQ HOLDIN COM CL A
SPGS+	SIMON PROPERTY GRP ACQ HOLDIN WT EXP 020426
SPGS=	SIMON PROPERTY GRP ACQ HOLDIN UNIT
SPH	SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN
SPHB	INVESCO EXCH TRADED FD TR II S&P 500 HB ETF
SPHD	INVESCO EXCH TRADED FD TR II S&P500 HDL VOL
SPHQ	INVESCO EXCHANGE TRADED FD TR S&P500 QUALITY
SPHY	SPDR SER TR PORTFLI HIGH YLD
SPI	SPI ENERGY CO LTD SHS NEW
SPIB	SPDR SER TR PORTFOLIO INTRMD
SPIP	SPDR SER TR PORTFLI TIPS ETF
SPKAU	SPK AQUISITION CORP UNIT EXP 051326
SPKB	SILVER SPIKE ACQUISITN CORP II CLASS A ORD SHS
SPKBU	SILVER SPIKE ACQUISITN CORP II UNIT EXP 022626
SPKBW	SILVER SPIKE ACQUISITN CORP II WT EXP 022626
SPKE	SPARK ENERGY INC CL A COM
SPKEP	SPARK ENERGY INC PFD SER A
SPLB	SPDR SER TR PORTFOLIO LN COR
SPLG	SPDR SER TR PORTFOLIO S&P500
SPLK	SPLUNK INC COM
SPLP	STEEL PARTNERS HLDGS L P LTD PRTRSHIP U
SPLP-A	STEEL PARTNERS HLDGS L P PFD SER A
SPLV	INVESCO EXCH TRADED FD TR II S&P500 LOW VOL
SPMB	SPDR SER TR PORTFLI MORTGAGE
SPMD	SPDR SER TR PORTFOLIO S&P400
SPMO	INVESCO EXCH TRADED FD TR II S&P 500 MOMNTM
SPNE	SEASPINE HLDGS CORP COM
SPNS	SAPIENS INTL CORP N V SHS
SPNT	SIRIUSPOINT LTD COM
SPNV	SUPERNOVA PARTNERS ACQUISITION COM CL A
SPNV+	SUPERNOVA PARTNERS ACQUISITION WT EXP 101625
SPNV=	SUPERNOVA PARTNERS ACQUISITION UNIT EX

SPOK	SPOK HLDGS INC COM
SPOT	SPOTIFY TECHNOLOGY S A SHS
SPPI	SPECTRUM PHARMACEUTICALS INC COM
SPPP	SPROTT PHYSICAL PLAT PALLAD TS UNIT
SPQQ	SIREN ETF TR LG BLND IDX ETF
SPR	SPIRIT AEROSYSTEMS HLDGS INC COM CL A
SPRB	SPRUCE BIOSCIENCES INC COM
SPRE	TIDAL ETF TR SP FUNDS S&P GBL
SPRO	SPERO THERAPEUTICS INC COM
SPRQ	SPARTAN ACQUISITION CORP II COM
SPRQ+	SPARTAN ACQUISITION CORP II WT EXP 112825
SPRQ=	SPARTAN ACQUISITION CORP II UNIT EX
SPRT	SUPPORT COM INC COM NEW
SPSB	SPDR SER TR PORTFOLIO SHORT
SPSC	SPS COMM INC COM
SPSK	TIDAL ETF TR SP DWJNS SUKUK
SPSM	SPDR SER TR PORTFOLIO S&P600
SPT	SPROUT SOCIAL INC COM CL A
SPTI	SPDR SER TR PORTFLI INTRMDIT
SPTK	SPORTSTEK ACQUISITION CORP COM CL A
SPTKU	SPORTSTEK ACQUISITION CORP UNIT EX 021628
SPTKW	SPORTSTEK ACQUISITION CORP WT EXP 021628
SPTL	SPDR SER TR PORTFOLIO LN TSR
SPTM	SPDR SER TR PORTFOLI S&P1500
SPTN	SPARTANNASH CO COM
SPTS	SPDR SER TR PORTFOLIO SH TSR
SPUC	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS UPSID
SPUS	TIDAL ETF TR SP FDS S&P 500
SPUU	DIREXION SHS ETF TR DLY S&P500 2XS
SPVM	INVESCO EXCHANGE TRADED FD TR S&P 500 VLU MOMN
SPVU	INVESCO EXCH TRADED FD TR II S&P 500 ENHNCD
SPWH	SPORTSMANS WHSE HLDGS INC COM
SPWR	SUNPOWER CORP COM
SPXB	PROSHARES TR S&P 500 BD ETF

SPXC	SPX CORP COM
SPXE	PROSHARES TR SP500 EX ENRGY
SPXL	DIREXION SHS ETF TR DRX S&P500BULL
SPXN	PROSHARES TR SP500 EX FINLS
SPXS	DIREXION SHS ETF TR DLY S&P500 BR 3X
SPXT	PROSHARES TR SP500 EX TECH
SPXU	PROSHARES TR ULTRAPRO SHORT S
SPXV	PROSHARES TR SP500 EX HLTH
SPXX	NUVEEN S&P 500 DYNAMIC OVERWRI COM
SPXZ	LISTED FD TR MORGAN CREEK
SPY	SPDR S&P 500 ETF TR TR UNIT
SPYC	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS CNVEX
SPYD	SPDR SER TR PRTFLO S&P500 HI
SPYG	SPDR SER TR PRTFLO S&P500 GW
SPYV	SPDR SER TR PRTFLO S&P500 VL
SPYX	SPDR SER TR SPDR S&P 500 ETF
SQ	SQUARE INC CL A
SQBG	SEQUENTIAL BRANDS GROUP INC COM NEW
SQEW	TWO RDS SHARED TR LEADERSHARES EQT
SQFT	PRESIDIO PPTY TR INC COM CL A
SQFTP	PRESIDIO PPTY TR INC 9.375 RED PFD D
SQLV	LEGG MASON ETF INVT TR SML CAP QULITY
SQM	SOCIEDAD QUIMICA Y MINERA DE SPON ADR SER B
SQNS	SEQUANS COMMUNICATIONS S A SPONSORED ADS
SQQQ	PROSHARES TR ULTRAPRO SHT QQQ
SQSP	SQUARESPACE INC CLASS A
SQZ	SQZ BIOTECHNOLOGIES CO COM
SR	SPIRE INC COM
SR-A	SPIRE INC 5.9 DEP RP PFD A
SRAC	STABLE RD ACQUISITION CORP COM CL A
SRACU	STABLE RD ACQUISITION CORP UNIT EXP 051526
SRACW	STABLE RD ACQUISITION CORP WT EXP 051526
SRAX	SRAX INC CL A
SRC	SPIRIT RLTY CAP INC NEW COM NEW

SRC-A	SPIRIT RLTY CAP INC NEW 6% PFD SER A
SRCE	1ST SOURCE CORP COM
SRCL	STERICYCLE INC COM
SRDX	SURMODICS INC COM
SRE	SEMPRA ENERGY COM
SRE-B	SEMPRA ENERGY 6.75% CNV PFD B
SREA	SEMPRA ENERGY FXD NT 79
SRET	GLOBAL X FDS REIT ETF
SREV	SERVICESOURCE INTL INC COM
SRG	SERITAGE GROWTH PPTYS CL A
SRG-A	SERITAGE GROWTH PPTYS 7% CUM PFD SR A
SRGA	SURGALIGN HOLDINGS INC COM
SRI	STONERIDGE INC COM
SRL	SCULLY ROYALTY LTD COM SHS
SRLN	SSGA ACTIVE ETF TR BLACKSTONE SENR
SRLP	SPRAGUE RES LP COM UNIT REP LTD
SRNE	SORRENTO THERAPEUTICS INC COM NEW
SRNG	SOARING EAGLE ACQUISITION CORP CL A SHS
SRNGU	SOARING EAGLE ACQUISITION CORP UNIT EX 022326
SRNGW	SOARING EAGLE ACQUISITION CORP WT EXP 022326
SRPT	SAREPTA THERAPEUTICS INC COM
SRRA	SIERRA ONCOLOGY INC COM NEW
SRRK	SCHOLAR ROCK HLDG CORP COM
SRS	PROSHARES TR ULTSHT REAL EST
SRSA	SARISSA CAPITAL ACQUISITN CORP CL A
SRSAU	SARISSA CAPITAL ACQUISITN CORP UNIT EXP 102327
SRSAW	SARISSA CAPITAL ACQUISITN CORP WT EXP 102327
SRT	STARTEK INC COM
SRTS	SENSUS HEALTHCARE INC COM
SRTY	PROSHARES TR ULTPRO SHT 2017
SRV	CUSHING MLP & INFRASTRUCT COM NEW
SRVR	PACER FDS TR BNCHMRK INFRA
SSAA	SCIENCE STRATEGIC ACQ ALPHA COM CL A
SSAAU	SCIENCE STRATEGIC ACQ ALPHA UNIT EX 012026

SSAAW	SCIENCE STRATEGIC ACQ ALPHA WT EXP 012026
SSB	SOUTH ST CORP COM
SSBI	SUMMIT ST BK SANTA ROSA CALIF COM
SSD	SIMPSON MFG INC COM
SSG	PROSHARES TR ULSHRT SEMIC NEW
SSKN	STRATA SKIN SCIENCES INC COM NEW
SSL	SASOL LTD SPONSORED ADR
SSLY	SYNTAX ETF TR STRATIFIED SMCP
SSNC	SS&C TECHNOLOGIES HLDGS INC COM
SSNT	SILVERSUN TECHNOLOGIES INC COM NEW
SSO	PROSHARES TR PSHS ULT S&P 500
SSP	SCRIPPS E W CO OHIO CL A NEW
SSPY	SYNTAX ETF TR STRATIFD LRG CAP
SSRM	SSR MNG INC COM
SSSS	SURO CAPITAL CORP COM NEW
SSTI	SHOTSPOTTER INC COM
SSTK	SHUTTERSTOCK INC COM
SSUS	STRATEGY SHS DAY HAGAN NED
SSY	SUNLINK HEALTH SYS INC COM
SSYS	STRATASYS LTD SHS
ST	SENSATA TECHNOLOGIES HLDG PLC SHS
STAA	STAAR SURGICAL CO COM PAR $0.01
STAF	STAFFING 360 SOLUTIONS INC COM
STAG	STAG INDL INC COM
STAR	ISTAR INC COM
STAR-D	ISTAR INC PFD SER D
STAR-G	ISTAR INC PFD G 7.65%
STAR-I	ISTAR INC PFD SER I
STBA	S & T BANCORP INC COM
STC	STEWART INFORMATION SVCS CORP COM
STCN	STEEL CONNECT INC COM
STE	STERIS PLC SHS USD
STEM	STEM INC COM
STEM+	STEM INC WT EXP 081125

STEP	STEPSTONE GROUP INC COM CL A
STFC	STATE AUTO FINL CORP COM
STG	SUNLANDS TECHNOLOGY GROUP ADS
STIM	NEURONETICS INC COM
STIP	ISHARES TR 0-5 YR TIPS ETF
STK	COLUMBIA SELIGM PREM TECH GRW COM
STKL	SUNOPTA INC COM
STKS	THE ONE GROUP HOSPITALITY INC COM
STL	STERLING BANCORP DEL COM
STL-A	STERLING BANCORP DEL 6.50% CUM PFD A
STLA	STELLANTIS N.V SHS
STLD	STEEL DYNAMICS INC COM
STM	STMICROELECTRONICS N V NY REGISTRY
STMP	STAMPS COM INC COM NEW
STN	STANTEC INC COM
STNC	RBB FD INC STANCE EQT ESG
STNE	STONECO LTD COM CL A
STNG	SCORPIO TANKERS INC SHS
STOK	STOKE THERAPEUTICS INC COM
STON	STONEMOR INC COM
STOR	STORE CAP CORP COM
STPC	STAR PEAK CORP II COM CL A
STPC+	STAR PEAK CORP II WT EXP 122425
STPC=	STAR PEAK CORP II UNIT EX
STPZ	PIMCO ETF TR 1-5 US TIP IDX
STRA	STRATEGIC ED INC COM
STRE	SUPERNOVA PARTN ACQ CO III LTD SHS CL A
STRE+	SUPERNOVA PARTN ACQ CO III LTD WT EXP
STRE=	SUPERNOVA PARTN ACQ CO III LTD UNIT
STRL	STERLING CONSTR INC COM
STRM	STREAMLINE HEALTH SOLUTIONS IN COM
STRO	SUTRO BIOPHARMA INC COM
STRR	STAR EQUITY HOLDINGS INC COM
STRRP	STAR EQUITY HOLDINGS INC PERP PFD SER A

STRS	STRATUS PPTYS INC COM NEW
STRT	STRATTEC SEC CORP COM
STSA	SATSUMA PHARMACEUTICALS INC COM
STT	STATE STR CORP COM
STT-D	STATE STR CORP DEP SHS 1/4000 D
STT-G	STATE STR CORP DEP SHS PFD G
STTK	SHATTUCK LABS INC COM
STWD	STARWOOD PPTY TR INC COM
STWO	ACON S2 ACQUISITION CORP CL SHS
STWOU	ACON S2 ACQUISITION CORP UNIT EXP 091527
STWOW	ACON S2 ACQUISITION CORP WT EXP 091527
STX	SEAGATE TECHNOLOGY HLDNGS PLC ORD SHS
STXB	SPIRIT OF TEX BANCSHARES INC COM
STXS	STEREOTAXIS INC COM NEW
STZ	CONSTELLATION BRANDS INC CL A
STZ.B	CONSTELLATION BRANDS INC CL B
SU	SUNCOR ENERGY INC NEW COM
SUB	ISHARES TR SHRT NAT MUN ETF
SUBZ	LISTED FD TR ROUNDHILL STREAM
SUI	SUN CMNTYS INC COM
SUM	SUMMIT MATLS INC CL A
SUMO	SUMO LOGIC INC COM
SUMR	SUMMER INFANT INC COM NEW
SUN	SUNOCO LP/SUNOCO FIN CORP COM UT REP LP
SUNS	SLR SENIOR INVESTMENT CORP COM
SUNW	SUNWORKS INC COM NEW
SUP	SUPERIOR INDS INTL INC COM
SUPN	SUPERNUS PHARMACEUTICALS INC COM
SUPV	GRUPO SUPERVIELLE S.A. SPONSORED ADR
SURF	SURFACE ONCOLOGY INC COM
SUSA	ISHARES TR MSCI USA ESG SLC
SUSB	ISHARES TR ESG AWRE 1 5 YR
SUSC	ISHARES TR ESG AWRE USD ETF
SUSL	ISHARES TR ESG MSCI LEADR

SUZ	SUZANO S A SPON ADS
SV	SPRING VY ACQUISITION CORP CL A
SVA	SINOVAC BIOTECH LTD SHS
SVAC	STARBOARD VALUE ACQUISITN CORP COM CL A
SVACU	STARBOARD VALUE ACQUISITN CORP UNIT EXP 091025
SVACW	STARBOARD VALUE ACQUISITN CORP WT EXP 091027
SVBI	SEVERN BANCORP INC ANNAPOLIS M COM
SVC	SERVICE PPTYS TR COM SH BEN INT
SVFA	SVF INVESTMENT CORP CL A SHS
SVFAU	SVF INVESTMENT CORP UNIT EX 122025
SVFAW	SVF INVESTMENT CORP WT EXP 122025
SVFB	SVF INVESTMENT CORP 2 CL A SHS
SVFC	SVF INVESTMENT CORP 3 CL A SHS
SVFD	SAVE FOODS INC COM
SVM	SILVERCORP METALS INC COM
SVOK	SEVEN OAKS ACQUISITION CORP COM CL A
SVOKU	SEVEN OAKS ACQUISITION CORP UNIT EXP 121825
SVOKW	SEVEN OAKS ACQUISITION CORP WT EXP 122225
SVOL	SIMPLIFY EXCHANGE TRADED FUNDS VOLATILITY PREM
SVRA	SAVARA INC COM
SVSVU	SPRING VY ACQUISITION CORP UNIT EXP 111125
SVSVW	SPRING VY ACQUISITION CORP WT EXP 052027
SVT	SERVOTRONICS INC COM
SVVC	FIRSTHAND TECHNOLOGY VALUE FD COM
SWAN	AMPLIFY ETF TR BLACKSWAN GRWT
SWAV	SHOCKWAVE MED INC COM
SWBI	SMITH & WESSON BRANDS INC COM
SWBK	SWITCHBACK II CORPORATION COM CL A
SWBK+	SWITCHBACK II CORPORATION WT EXP 010726
SWBK=	SWITCHBACK II CORPORATION UNIT
SWCH	SWITCH INC CL A
SWET	ATHLON ACQUISITION CORP COM CL A
SWETU	ATHLON ACQUISITION CORP UNIT EX 011226
SWETW	ATHLON ACQUISITION CORP WT EXP 011226

SWI	SOLARWINDS CORP COM
SWIM	LATHAM GROUP INC COM
SWIR	SIERRA WIRELESS INC COM
SWK	STANLEY BLACK & DECKER INC COM
SWKH	SWK HLDGS CORP COM NEW
SWKS	SKYWORKS SOLUTIONS INC COM
SWM	SCHWEITZER-MAUDUIT INTL INC COM
SWN	SOUTHWESTERN ENERGY CO COM
SWT	STANLEY BLACK & DECKER INC UNIT 11/15/22
SWTX	SPRINGWORKS THERAPEUTICS INC COM
SWX	SOUTHWEST GAS HLDGS INC COM
SWZ	SWISS HELVETIA FD INC COM
SXC	SUNCOKE ENERGY INC COM
SXI	STANDEX INTL CORP COM
SXQG	EXCHANGE TRADED CONCEPTS TR 6 MERIDIAN QUAL
SXT	SENSIENT TECHNOLOGIES CORP COM
SXTC	CHINA SXT PHARMACEUTICALS INC ORD SHS NEW
SY	SO YOUNG INTERNATIONAL INC SPONSORED ADS
SYBT	STOCK YDS BANCORP INC COM
SYBX	SYNLOGIC INC COM
SYF	SYNCHRONY FINANCIAL COM
SYF-A	SYNCHRONY FINANCIAL 5.625 DPSH PF A
SYK	STRYKER CORPORATION COM
SYKE	SYKES ENTERPRISES INC COM
SYN	SYNTHETIC BIOLOGICS INC COM NEW
SYNA	SYNAPTICS INC COM
SYNH	SYNEOS HEALTH INC CL A
SYNL	SYNALLOY CORP COM
SYPR	SYPRIS SOLUTIONS INC COM
SYRS	SYROS PHARMACEUTICALS INC COM
SYTA	SIYATA MOBILE INC COM NEW
SYTAW	SIYATA MOBILE INC WT EXP 092425
SYUS	SYNTAX ETF TR STRATIFIED US TT
SYY	SYSCO CORP COM

SZC	CUSHING NEXTGEN INFRA INCM FD COM
SZK	PROSHARES TR PSHS CONSUMR GD
SZNE	PACER FDS TR CFRA STVAL EQL
T	AT&T INC COM
T-A	AT&T INC 5% DEP RP PFD A
T-C	AT&T INC 4.7 DP SHS PFD C
TA	TRAVELCENTERS OF AMERICA INC COM NEW
TAAG	COLLABORATIVE INVESTMNT SER TR TREND AGRD GWT
TAC	TRANSALTA CORP COM
TACA	TREPONT ACQUISITION CORP I SHS CL A
TACA+	TREPONT ACQUISITION CORP I WT EXP 112425
TACA=	TREPONT ACQUISITION CORP I UNIT
TACE	COLLABORATIVE INVESTMNT SER TR TREND AGRGATN
TACO	DEL TACO RESTAURANTS INC NEW COM
TACT	TRANSACT TECHNOLOGIES INC COM
TADS	COLLABORATIVE INVESTMNT SER TR THE ACTIVE DIVID
TAGS	TEUCRIUM COMMODITY TR AGRICULTURE FD
TAIT	TAITRON COMPONENTS INC CL A
TAK	TAKEDA PHARMACEUTICAL CO LTD SPONSORED ADS
TAL	TAL EDUCATION GROUP SPONSORED ADS
TALK	TALKSPACE INC COM
TALKW	TALKSPACE INC WT EXP 062125
TALO	TALOS ENERGY INC COM
TALS	TALARIS THERAPEUTICS INC COM
TAN	INVESCO EXCH TRADED FD TR II SOLAR ETF
TANH	TANTECH HLDGS LTD COM
TANNI	TRAVELCENTERS OF AMERICA INC SR NT 8.25%2028
TANNL	TRAVELCENTERS OF AMERICA INC SR NT
TANNZ	TRAVELCENTERS OF AMERICA INC 8% SR NT 2030
TAOP	TAOPING INC SHS NEW
TAP	MOLSON COORS BEVERAGE CO CL B
TAP.A	MOLSON COORS BEVERAGE CO CL A
TARA	PROTARA THERAPEUTICS INC COM STK
TARO	TARO PHARMACEUTICAL INDS LTD SHS

TARS	TARSUS PHARMACEUTICALS INC COM
TASK	TASKUS INC CLASS A COM
TAST	CARROLS RESTAURANT GROUP INC COM
TATT	TAT TECHNOLOGIES LTD ORD NEW
TAXF	AMERICAN CENTY ETF TR DIVERSIFIED MU
TAYD	TAYLOR DEVICES INC COM
TBA	THOMA BRAVO ADVANTAGE COM CL A
TBB	AT&T INC 5.35% GLB NTS 66
TBBK	BANCORP INC DEL COM
TBC	AT&T INC 5.625% NT 67
TBCP	THUNDER BRIDGE CAP PRTNRS III COM CL A
TBCPU	THUNDER BRIDGE CAP PRTNRS III UNIT EX 021528
TBCPW	THUNDER BRIDGE CAP PRTNRS III WT EXP 021528
TBF	PROSHARES TR SHRT 20+YR TRE
TBI	TRUEBLUE INC COM
TBIO	TRANSLATE BIO INC COM
TBK	TRIUMPH BANCORP INC COM
TBKCP	TRIUMPH BANCORP INC 7.125 DP SH PF C
TBLT	TOUGHBUILT INDS INC COM NEW
TBLTW	TOUGHBUILT INDS INC WT EXP 051523
TBNK	TERRITORIAL BANCORP INC COM
TBPH	THERAVANCE BIOPHARMA INC COM
TBSA	TB SA ACQUISITION CORP CLASS A ORD SHS
TBSAU	TB SA ACQUISITION CORP UNIT EX 032528
TBSAW	TB SA ACQUISITION CORP WT EXP 032528
TBT	PROSHARES TR PSHS ULTSH 20YRS
TBX	PROSHARES TR SHT 7-10 YR TR
TC	TUANCHE LTD ADS NEW
TCAC	TUATARA CAPITAL ACQUISITN CORP CL A SHS
TCACU	TUATARA CAPITAL ACQUISITN CORP UNIT
TCACW	TUATARA CAPITAL ACQUISITN CORP WT EXP 021126
TCBI	TEXAS CAP BANCSHARES INC COM
TCBIO	TEXAS CAP BANCSHARES INC 5.75% DEP PFD B
TCBK	TRICO BANCSHARES COM

TCDA	TRICIDA INC COM
TCFC	COMMUNITY FINL CORP MD COM
TCFCP	TCF FINL CORP 5.7% DP SH PFD C
TCHP	T ROWE PRICE ETF INC PRICE BLUE CHIP
TCI	TRANSCONTINENTAL RLTY INVS COM NEW
TCMD	TACTILE SYS TECHNOLOGY INC COM
TCOM	TRIP COM GROUP LTD ADS
TCON	TRACON PHARMACEUTICALS INC COM NEW
TCPC	BLACKROCK TCP CAPITAL CORP COM
TCRR	TCR2 THERAPEUTICS INC COM
TCS	CONTAINER STORE GROUP INC COM
TCVA	TCV ACQUISITION CORP CL A SHS
TCX	TUCOWS INC COM NEW
TD	TORONTO DOMINION BK ONT COM NEW
TDA	TELEPHONE & DATA SYS INC SR NT 61
TDAC	TRIDENT ACQUISITIONS CORP COM
TDACU	TRIDENT ACQUISITIONS CORP UNIT EXP 050923
TDACW	TRIDENT ACQUISITIONS CORP WT EXP 050923
TDC	TERADATA CORP DEL COM
TDF	TEMPLETON DRAGON FD INC COM
TDG	TRANSDIGM GROUP INC COM
TDI	TELEPHONE & DATA SYS INC SR NT 2045
TDIV	FIRST TR EXCHANGE-TRADED FD VI NASD TECH DIV
TDOC	TELADOC HEALTH INC COM
TDS	TELEPHONE & DATA SYS INC COM NEW
TDS-U	TELEPHONE & DATA SYS INC 6.625% DP PFD UU
TDSA	EXCHANGE LISTED FDS TR CABANA TARGET 5
TDSB	EXCHANGE LISTED FDS TR CABANA TARGET 7
TDSC	EXCHANGE LISTED FDS TR CABANA TARGET 10
TDSD	EXCHANGE LISTED FDS TR CABANA TARGET 13
TDSE	EXCHANGE LISTED FDS TR CABANA TARGET 16
TDTF	FLEXSHARES TR IBOXX 5YR TRGT
TDTT	FLEXSHARES TR IBOXX 3R TARGT
TDUP	THREDUP INC CL A

TDVG	T ROWE PRICE ETF INC PRICE DIV GRWT
TDW	TIDEWATER INC NEW COM
TDW+	TIDEWATER INC NEW WT EXP 112424
TDW+A	TIDEWATER INC NEW WT A EXP 073123
TDW+B	TIDEWATER INC NEW WT B EXP 073123
TDY	TELEDYNE TECHNOLOGIES INC COM
TEAF	TORTOISE ESSENTIAL ASSETS IN COM SH BEN INT
TEAM	ATLASSIAN CORP PLC CL A
TECB	ISHARES TR US TECH BRKTHR
TECH	BIO-TECHNE CORP COM
TECK	TECK RESOURCES LTD CL B
TECL	DIREXION SHS ETF TR DLY TECH BULL 3X
TECS	DIREXION SHS ETF TR DAILY TECHNOLOGY
TECTP	TECTONIC FINANCIAL INC 9% NCUM PFD B
TEDU	TARENA INTL INC SPONSORED ADS
TEF	TELEFONICA S A SPONSORED ADR
TEI	TEMPLETON EMERGING MKTS INCOME COM
TEKK	TEKKORP DIGITAL ACQUISITN CORP CL A
TEKKU	TEKKORP DIGITAL ACQUISITN CORP UNIT EXP 092927
TEKKW	TEKKORP DIGITAL ACQUISITN CORP WT EXP 102627
TEL	TE CONNECTIVITY LTD REG SHS
TELA	TELA BIO INC COM
TELL	TELLURIAN INC NEW COM
TEN	TENNECO INC CL A VTG COM STK
TENB	TENABLE HLDGS INC COM
TENG	DIREXION SHS ETF TR DAILY 5G COMMUNI
TENX	TENAX THERAPEUTICS INC COM NEW
TEO	TELECOM ARGENTINA S A SPON ADR REP B
TEQI	T ROWE PRICE ETF INC PRICE EQT INCOME
TER	TERADYNE INC COM
TERM	FIRST TR EXCHNG TRADED FD VIII EQTCOMPAS TACT
TERN	TERNS PHARMACEUTICALS INC COM
TESS	TESSCO TECHNOLOGIES INC COM
TETC	TECH AND ENERGY TRANSITION CLASS A COM

TETCU	TECH AND ENERGY TRANSITION UNIT EX 033128
TETCW	TECH AND ENERGY TRANSITION WT EXP 033128
TEVA	TEVA PHARMACEUTICAL INDS LTD SPONSORED ADS
TEX	TEREX CORP NEW COM
TFC	TRUIST FINL CORP COM
TFC-I	TRUIST FINL CORP DEP PFD 1/4000 I
TFC-O	TRUIST FINL CORP 5.25 DP SH PF O
TFC-R	TRUIST FINL CORP DP SH RP PFD R
TFFP	TFF PHARMACEUTICALS INC COM
TFI	SPDR SER TR NUVEEN BRC MUNIC
TFII	TFI INTL INC COM
TFLO	ISHARES TR TRS FLT RT BD
TFSA	TERRA INCOME FD 6 INC 7% NT 26
TFSL	TFS FINL CORP COM
TFX	TELEFLEX INCORPORATED COM
TG	TREDEGAR CORP COM
TGA	TRANSGLOBE ENERGY CORP COM
TGB	TASEKO MINES LTD COM
TGH	TEXTAINER GROUP HOLDINGS LTD SHS
TGH-A	TEXTAINER GROUP HOLDINGS LTD 7% DEP PFD SHS A
TGI	TRIUMPH GROUP INC NEW COM
TGIF	TIDAL ETF TR SOFI WEEKLY INM
TGLS	TECNOGLASS INC SHS
TGNA	TEGNA INC COM
TGP	TEEKAY LNG PARTNERS L P PRTNRSP UNITS
TGP-A	TEEKAY LNG PARTNERS L P PFD UNIT SER A
TGP-B	TEEKAY LNG PARTNERS L P 8.50% PFD UNIT B
TGRW	T ROWE PRICE ETF INC PRICE GRW STOCK
TGS	TRANSPORTADORA DE GAS SUR SPONSORED ADS B
TGT	TARGET CORP COM
TGTX	TG THERAPEUTICS INC COM
TH	TARGET HOSPITALITY CORP COM
THC	TENET HEALTHCARE CORP COM NEW
THCA	TUSCAN HLDGS CORP II COM

THCAU	TUSCAN HLDGS CORP II UNIT EX 040126
THCAW	TUSCAN HLDGS CORP II WT EXP
THCB	TUSCAN HLDGS CORP COM
THCBU	TUSCAN HLDGS CORP UNIT
THCBW	TUSCAN HLDGS CORP WT EXP 040126
THCX	SPINNAKER ETF SERIES CANNABIS ETF
THD	ISHARES INC MSCI THAILND ETF
THFF	FIRST FINL CORP IND COM
THG	HANOVER INS GROUP INC COM
THM	INTERNATIONAL TOWER HILL MINES COM
THMA	THIMBLE POINT ACQUISITION CORP COM CL A
THMAU	THIMBLE POINT ACQUISITION CORP UNIT
THMAW	THIMBLE POINT ACQUISITION CORP WT EXP 020426
THMO	THERMOGENESIS HLDGS INC COM
THNQ	EXCHANGE TRADED CONCEPTS TR ROBO GLB ARTIF
THO	THOR INDS INC COM
THQ	TEKLA HEALTHCARE OPPORTUNITIES SHS
THR	THERMON GROUP HLDGS INC COM
THRM	GENTHERM INC COM
THRY	THRYV HLDGS INC COM NEW
THS	TREEHOUSE FOODS INC COM
THTX	THERATECHNOLOGIES INC COM
THW	TEKLA WORLD HEALTHCARE FD BEN INT SHS
THWWW	TARGET HOSPITALITY CORP WT EXP 031524
TIG	TREAN INS GROUP INC COM
TIGO	MILLICOM INTL CELLULAR S A COM STK
TIGR	UP FINTECH HLDG LTD SPONSORED ADS
TIL	INSTIL BIO INC COM
TILE	INTERFACE INC COM
TIMB	TIM S A SPONSORED ADR
TINV	TIGA ACQUISITION CORP SHS CL A
TINV+	TIGA ACQUISITION CORP WT EXP 110625
TINV=	TIGA ACQUISITION CORP UNIT
TIOA	TIO TECH A CLASS A ORD SHS

TIOAU	TIO TECH A UNIT EX 041228
TIOAW	TIO TECH A WT EXP 041228
TIP	ISHARES TR TIPS BD ETF
TIPT	TIPTREE INC COM
TIPX	SPDR SER TR BLOMBERG 1 10 YR
TIPZ	PIMCO ETF TR BROAD US TIPS
TIRX	TIAN RUIXIANG HLDGS LTD CL A SHS
TISI	TEAM INC COM
TITN	TITAN MACHY INC COM
TIXT	TELUS INTL CDA INC SUB VTG SHS
TJX	TJX COS INC NEW COM
TK	TEEKAY CORPORATION COM
TKAT	TAKUNG ART LTD COM NEW
TKC	TURKCELL ILETISIM HIZMETLERI SPON ADR NEW
TKNO	ALPHA TEKNOVA INC COM
TKR	TIMKEN CO COM
TLC	TAIWAN LIPOSOME CO LTD SPONSORED ADS
TLGA	TLG ACQUISITION ONE CORP COM CL A
TLGA+	TLG ACQUISITION ONE CORP WT EXP 012528
TLGA=	TLG ACQUISITION ONE CORP UNIT 012528
TLGT	TELIGENT INC NEW COM NEW
TLH	ISHARES TR 10-20 YR TRS ETF
TLIS	TALIS BIOMEDICAL CORP COM
TLK	P T TELEKOMUNIKASI INDONESIA SPONSORED ADR
TLMD	SOC TELEMED INC COM CL A
TLMDW	SOC TELEMED INC WT EXP 113025
TLND	TALEND S A ADS
TLRY	TILRAY INC COM CL 2
TLS	TELOS CORP MD COM
TLSA	TIZIANA LIFE SCIENCES PLC SPONSORED ADS
TLT	ISHARES TR 20 YR TR BD ETF
TLTD	FLEXSHARES TR M STAR DEV MKT
TLTE	FLEXSHARES TR MSTAR EMKT FAC
TLYS	TILLYS INC CL A

TM	TOYOTA MOTOR CORP SP ADR REP2COM
TMAC	THE MUSIC ACQUISITION CORP COM CLASS A
TMAC+	THE MUSIC ACQUISITION CORP WT EXP 020528
TMAC=	THE MUSIC ACQUISITION CORP UNIT EXP 020528
TMBR	TIMBER PHARMACEUTICALS INC COM
TMCI	TREACE MED CONCEPTS INC COM
TMDI	TITAN MED INC COM NEW
TMDX	TRANSMEDICS GROUP INC COM
TME	TENCENT MUSIC ENTMT GROUP SPON ADS
TMF	DIREXION SHS ETF TR 20YR TRES BULL
TMHC	TAYLOR MORRISON HOME CORP COM
TMKR	TASTEMAKER ACQUISITION CORP COM CL A
TMKRU	TASTEMAKER ACQUISITION CORP UNIT EX 123125
TMKRW	TASTEMAKER ACQUISITION CORP WT EXP 010727
TMO	THERMO FISHER SCIENTIFIC INC COM
TMP	TOMPKINS FINL CORP COM
TMPM	TURMERIC ACQUISITION CORP CL A
TMPMU	TURMERIC ACQUISITION CORP UNIT EXP 100825
TMPMW	TURMERIC ACQUISITION CORP WT EXP 100825
TMQ	TRILOGY METALS INC NEW COM
TMST	TIMKENSTEEL CORPORATION COM
TMTS	SPARTACUS ACQUISITION CORP CL A
TMTSU	SPARTACUS ACQUISITION CORP UNIT EXP 103127
TMTSW	SPARTACUS ACQUISITION CORP WT EXP 103127
TMUS	T-MOBILE US INC COM
TMV	DIREXION SHS ETF TR 20YR TRES BEAR
TMX	TERMINIX GLOBAL HOLDINGS INC COM
TNA	DIREXION SHS ETF TR DLY SMCAP BULL3X
TNC	TENNANT CO COM
TNDM	TANDEM DIABETES CARE INC COM NEW
TNET	TRINET GROUP INC COM
TNK	TEEKAY TANKERS LTD CL A
TNL	TRAVEL PLUS LEISURE CO COM
TNP	TSAKOS ENERGY NAVIGATION LTD SHS

TNP-D	TSAKOS ENERGY NAVIGATION LTD PERP PFD SER D
TNP-E	TSAKOS ENERGY NAVIGATION LTD PERP PFD SER E
TNP-F	TSAKOS ENERGY NAVIGATION LTD CUM PFD SER F
TNXP	TONIX PHARMACEUTICALS HLDG CO COM
TOK	ISHARES TR MSCI KOKUSAI ETF
TOL	TOLL BROTHERS INC COM
TOLZ	PROSHARES TR DJ BRKFLD GLB
TOMZ	TOMI ENVIRONMENTAL SOLUTIONS I COM NEW
TOPS	TOP SHIPS INC COM
TOTL	SSGA ACTIVE ETF TR SPDR TR TACTIC
TOUR	TUNIU CORP SPONSORED ADS A
TOWN	TOWNEBANK PORTSMOUTH VA COM
TPAY	MANAGED PORTFOLIO SERIES ECOFIN DIGTL PAY
TPB	TURNING PT BRANDS INC COM
TPC	TUTOR PERINI CORP COM
TPGS	TPG PACE SOLUTIONS CORP SHS CL A
TPGY	TPG PACE BEN FIN CORP CL A COM
TPGY+	TPG PACE BEN FIN CORP WT EXP 100927
TPGY=	TPG PACE BEN FIN CORP UNIT EX
TPH	TRI POINTE HOMES INC COM
TPHD	TIMOTHY PLAN HIG DV STK ETF
TPHS	TRINITY PL HLDGS INC COM
TPIC	TPI COMPOSITES INC COM
TPIF	TIMOTHY PLAN INTL ETF
TPL	TEXAS PACIFIC LAND CORPORATION COM
TPLC	TIMOTHY PLAN US LRGMD CP CORE
TPOR	DIREXION SHS ETF TR DAILY TRANS 3X
TPR	TAPESTRY INC COM
TPSC	TIMOTHY PLAN U S SM CP CORE
TPST	TEMPEST THERAPEUTICS INC COM
TPTA	TERRA PPTY TR INC CAL 26
TPTX	TURNING POINT THERAPEUTICS INC COM
TPVG	TRIPLEPOINT VENTURE GROWTH BDC COM
TPX	TEMPUR SEALY INTL INC COM

TPYP	MANAGED PORTFOLIO SERIES TORTOISE NRAM PI
TPZ	TORTOISE PWR & ENERGY INFRASTR COM
TQQQ	PROSHARES TR ULTRAPRO QQQ
TR	TOOTSIE ROLL INDS INC COM
TRC	TEJON RANCH CO COM
TRCA	TWIN RIDGE CAPITAL ACQUIS CORP SHS CL A
TRCA+	TWIN RIDGE CAPITAL ACQUIS CORP WT EXP 030728
TRCA=	TWIN RIDGE CAPITAL ACQUIS CORP UNIT
TREB	TREBIA ACQUISITION CORP COM CL A
TREB+	TREBIA ACQUISITION CORP WT EXP
TREB=	TREBIA ACQUISITION CORP UNIT
TREC	TRECORA RES COM
TREE	LENDINGTREE INC NEW COM
TREX	TREX CO INC COM
TRGP	TARGA RES CORP COM
TRHC	TABULA RASA HEALTHCARE INC COM
TRI	THOMSON REUTERS CORP. COM NEW
TRIB	TRINITY BIOTECH PLC SPON ADR NEW
TRIL	TRILLIUM THERAPEUTICS INC COM NEW
TRIN	TRINITY CAP INC COM
TRIP	TRIPADVISOR INC COM
TRIT	TRITERRAS INC SHS CL A
TRITW	TRITERRAS INC WT EXP 111025
TRKA	TROIKA MEDIA GROUP INC COM
TRKAW	TROIKA MEDIA GROUP INC WT EXP 041324
TRMB	TRIMBLE INC COM
TRMD	TORM PLC SHS CL A
TRMK	TRUSTMARK CORP COM
TRMR	TREMOR INTL LTD ADS
TRMT	TREMONT MTG TR COM
TRN	TRINITY INDS INC COM
TRND	PACER FDS TR TRENDPILOT FD
TRNO	TERRENO RLTY CORP COM
TRNS	TRANSCAT INC COM

TRONU	CORNER GROWTH ACQUISITN CORP 2 UNIT EX 052726
TROW	PRICE T ROWE GROUP INC COM
TROX	TRONOX HOLDINGS PLC SHS
TRP	TC ENERGY CORP COM
TRQ	TURQUOISE HILL RES LTD COM
TRS	TRIMAS CORP COM NEW
TRST	TRUSTCO BK CORP N Y COM NEW
TRT	TRIO TECH INTL COM NEW
TRTN	TRITON INTL LTD CL A
TRTN-A	TRITON INTL LTD 8.5% CUM RED A
TRTN-B	TRITON INTL LTD 8% CUM PFD SER B
TRTN-C	TRITON INTL LTD 7.375 SR C PFD
TRTN-D	TRITON INTL LTD 6.875% SR D PFD
TRTX	TPG RE FIN TR INC COM
TRTX-C	TPG RE FIN TR INC 6.25% RED PFD C
TRU	TRANSUNION COM
TRUE	TRUECAR INC COM
TRUP	TRUPANION INC COM
TRV	TRAVELERS COMPANIES INC COM
TRVG	TRIVAGO N V SPON ADS A SHS
TRVI	TREVI THERAPEUTICS INC COM
TRVN	TREVENA INC COM
TRX	TANZANIAN GOLD CORP COM
TRYP	TIDAL ETF TR SONICSHARES AIR
TS	TENARIS S A SPONSORED ADS
TSBK	TIMBERLAND BANCORP INC COM
TSC	TRISTATE CAP HLDGS INC COM
TSCAP	TRISTATE CAP HLDGS INC DEP SHS 1/40 INT
TSCBP	TRISTATE CAP HLDGS INC 6.375 DEP PFD B
TSCO	TRACTOR SUPPLY CO COM
TSE	TRINSEO S A SHS
TSEM	TOWER SEMICONDUCTOR LTD SHS NEW
TSHA	TAYSHA GENE THERAPIES INC COM SHS
TSI	TCW STRATEGIC INCOME FD INC COM

TSIB	TISHMAN SPEYER INNOVATION CORP COM CL A
TSIBU	TISHMAN SPEYER INNOVATION CORP UNIT EX 021126
TSIBW	TISHMAN SPEYER INNOVATION CORP WT EXP 021126
TSLA	TESLA INC COM
TSLX	SIXTH STREET SPECIALTY LENDNIN COM
TSM	TAIWAN SEMICONDUCTOR MFG LTD SPONSORED ADS
TSN	TYSON FOODS INC CL A
TSP	TUSIMPLE HLDGS INC CL A
TSPA	T ROWE PRICE ETF INC US EQUITY RESEAR
TSPQ	TCW SPECIAL PURPOSE ACQU CORP COM CL A
TSPQ+	TCW SPECIAL PURPOSE ACQU CORP WT EXP
TSPQ=	TCW SPECIAL PURPOSE ACQU CORP UNIT
TSQ	TOWNSQUARE MEDIA INC CL A
TSRI	TSR INC COM
TT	TRANE TECHNOLOGIES PLC SHS
TTC	TORO CO COM
TTCF	TATTOOED CHEF INC COM CL A
TTD	THE TRADE DESK INC COM CL A
TTE	TOTALENERGIES SE SPONSORED ADS
TTEC	TTEC HLDGS INC COM
TTEK	TETRA TECH INC NEW COM
TTGT	TECHTARGET INC COM
TTI	TETRA TECHNOLOGIES INC DEL COM
TTM	TATA MTRS LTD SPONSORED ADR
TTMI	TTM TECHNOLOGIES INC COM
TTNP	TITAN PHARMACEUTICALS INC DEL COM NEW
TTOO	T2 BIOSYSTEMS INC COM
TTP	TORTOISE PIPELINE & ENERGY FD COM
TTSH	TILE SHOP HLDGS INC COM
TTT	PROSHARES TR ULSH 20YRTRE NEW
TTWO	TAKE-TWO INTERACTIVE SOFTWARE COM
TU	TELUS CORPORATION COM
TUEM	TUESDAY MORNING CORP COM
TUFN	TUFIN SOFTWARE TECHNOLOGIE SHS

TUGC	TRADEUP GLOBAL CORPORATION CLASS A ORD SHS
TUGCU	TRADEUP GLOBAL CORPORATION UNIT
TUGCW	TRADEUP GLOBAL CORPORATION WT EXP 042726
TUP	TUPPERWARE BRANDS CORP COM
TUR	ISHARES INC MSCI TURKEY ETF
TURN	180 DEGREE CAP CORP COM NEW
TUSA	FIRST TR EXCHANGE-TRADED FD ETF
TUSK	MAMMOTH ENERGY SVCS INC COM
TUYA	TUYA INC SPONSERED ADS
TV	GRUPO TELEVISA S A B SPON ADR REP ORD
TVAC	THAYER VENTURES ACQU CORP COM CL A
TVACU	THAYER VENTURES ACQU CORP UNIT EXP 010130
TVACW	THAYER VENTURES ACQU CORP WT EXP 010130
TVC	TENNESSEE VALLEY AUTH PARRS D 2028
TVE	TENNESSEE VALLEY AUTH PARRS A 2029
TVTX	TRAVERE THERAPEUTICS INC COM
TVTY	TIVITY HEALTH INC COM
TW	TRADEWEB MKTS INC CL A
TWCT	TWC TECH HLDGS II CORP COM
TWCTU	TWC TECH HLDGS II CORP UNIT EXP 091025
TWCTW	TWC TECH HLDGS II CORP WT EXP 091527
TWI	TITAN INTL INC ILL COM
TWIN	TWIN DISC INC COM
TWIO	SPINNAKER ETF SERIES TRAJAN WEALTH
TWLO	TWILIO INC CL A
TWLV	TWELVE SEAS INVESTMENT CO II COM CL A
TWLVU	TWELVE SEAS INVESTMENT CO II UNIT
TWLVW	TWELVE SEAS INVESTMENT CO II WT EXP 030228
TWM	PROSHARES TR ULTSHT RUSS2000
TWN	TAIWAN FD INC COM
TWND	TAILWIND ACQUISITION CORP COM CL A
TWND+	TAILWIND ACQUISITION CORP WT EXP 090727
TWND=	TAILWIND ACQUISITION CORP UNIT EX 090727
TWNI	TAILWIND INTERNATNAL ACQ CORP COM CL A

TWNI+	TAILWIND INTERNATNAL ACQ CORP WT EXP 030128
TWNI=	TAILWIND INTERNATNAL ACQ CORP UNIT
TWNK	HOSTESS BRANDS INC CL A
TWNKW	HOSTESS BRANDS INC WT EXP 110421
TWNT	TAILWIND TWO ACQUISITION CORP SHS CL A
TWNT+	TAILWIND TWO ACQUISITION CORP WT EXP 030928
TWNT=	TAILWIND TWO ACQUISITION CORP UNIT EX 030128
TWO	TWO HBRS INVT CORP COM NEW
TWO-A	TWO HBRS INVT CORP PFD SER A
TWO-B	TWO HBRS INVT CORP 7.625% PFD B FXD
TWO-C	TWO HBRS INVT CORP 7.25% CUM PFD C
TWOA	TWO COM CL A
TWOU	2U INC COM
TWST	TWIST BIOSCIENCE CORP COM
TWTR	TWITTER INC COM
TX	TERNIUM SA SPONSORED ADS
TXG	10X GENOMICS INC CL A COM
TXMD	THERAPEUTICSMD INC COM
TXN	TEXAS INSTRS INC COM
TXRH	TEXAS ROADHOUSE INC COM
TXT	TEXTRON INC COM
TY	TRI CONTL CORP COM
TY-	TRI CONTL CORP PFD
TYD	DIREXION SHS ETF TR 7 10YR TRES BULL
TYG	TORTOISE ENERGY INFRA CORP COM
TYHT	SHINECO INC COM
TYL	TYLER TECHNOLOGIES INC COM
TYME	TYME TECHNOLOGIES INC COM
TYO	DIREXION SHS ETF TR 7 10YR TRES BEAR
TZA	DIREXION SHS ETF TR DAILY SM CP BEAR
TZOO	TRAVELZOO COM NEW
TZPS	TZP STRATEGIES ACQUISTN CORP CL A SHS
TZPSU	TZP STRATEGIES ACQUISTN CORP UNIT EX 010626
TZPSW	TZP STRATEGIES ACQUISTN CORP WT EXP 010626

U	UNITY SOFTWARE INC COM
UA	UNDER ARMOUR INC CL C
UAA	UNDER ARMOUR INC CL A
UAE	ISHARES TR MSCI UAE ETF
UAL	UNITED AIRLS HLDGS INC COM
UAMY	UNITED STATES ANTIMONY CORP COM
UAN	CVR PARTNERS LP COM
UAVS	AGEAGLE AERIAL SYS INC NEW COM
UBA	URSTADT BIDDLE PPTYS INC CL A
UBCP	UNITED BANCORP INC OHIO COM
UBER	UBER TECHNOLOGIES INC COM
UBFO	UNITED SEC BANCSHARES CALIF COM
UBOH	UNITED BANCSHARES INC OHIO COM
UBOT	DIREXION SHS ETF TR DAILY ROBOTICS
UBP	URSTADT BIDDLE PPTYS INC COM
UBP-H	URSTADT BIDDLE PPTYS INC 6.25% CUM PFD H
UBP-K	URSTADT BIDDLE PPTYS INC 5.875% SR K PFD
UBR	PROSHARES TR ULTRA MSCI BRAZI
UBS	UBS GROUP AG SHS
UBSI	UNITED BANKSHARES INC WEST VA COM
UBT	PROSHARES TR ULTRA 20YR TRE
UBX	UNITY BIOTECHNOLOGY INC COM
UCBI	UNITED CMNTY BKS BLAIRSVLE GA COM
UCBIO	UNITED CMNTY BKS INC 6.875 DP PF I
UCC	PROSHARES TR PSHS CONSMR SVCS
UCIB	UBS AG LONDON BRANCH ETRACS UBS BLOOM
UCL	UCLOUDLINK GROUP INC SPONSORED ADS
UCO	PROSHARES TR II ULTA BLMBG 2017
UCON	FIRST TR EXCHNG TRADED FD VIII TCW UNCONSTRAI
UCTT	ULTRA CLEAN HLDGS INC COM
UCYB	PROSHARES TR ULTRA CYBRSCURTY
UDN	INVESCO DB US DLR INDEX TR BEARISH FD
UDOW	PROSHARES TR ULTRPRO DOW30
UDR	UDR INC COM

UE	URBAN EDGE PPTYS COM
UEC	URANIUM ENERGY CORP COM
UEIC	UNIVERSAL ELECTRS INC COM
UEPS	NET 1 UEPS TECHNOLOGIES INC COM NEW
UEVM	VICTORY PORTFOLIOS II VICTORYSHS EMMKT
UFAB	UNIQUE FABRICATING INC COM
UFCS	UNITED FIRE GROUP INC COM
UFI	UNIFI INC COM NEW
UFO	PROCURE ETF TRUST II SPACE ETF
UFPI	UFP INDUSTRIES INC COM
UFPT	UFP TECHNOLOGIES INC COM
UFS	DOMTAR CORP COM NEW
UG	UNITED GUARDIAN INC COM
UGA	UNITED STS GASOLINE FD LP UNITS
UGCE	UNCOMMON INVESTMENT FUNDS TR PORTFOLIO DESIGN
UGE	PROSHARES TR PSHS CONSMRGOODS
UGI	UGI CORP NEW COM
UGIC	UGI CORP NEW UNIT
UGL	PROSHARES TR II ULTRA GOLD
UGP	ULTRAPAR PARTICIPACOES SA SP ADR REP COM
UGRO	URBAN-GRO INC COM NEW
UHAL	AMERCO COM
UHS	UNIVERSAL HLTH SVCS INC CL B
UHT	UNIVERSAL HEALTH RLTY INCOME T SH BEN INT
UI	UBIQUITI INC COM
UIHC	UNITED INS HLDGS CORP COM
UIS	UNISYS CORP COM NEW
UITB	VICTORY PORTFOLIOS II VICTORYSHS INTRM
UIVM	VICTORY PORTFOLIOS II VICTORYSHS INTL
UJB	PROSHARES TR ULTRA HIGH YLD
UK	UCOMMUNE INTERNATIONAL LTD COM
UKOMW	UCOMMUNE INTERNATIONAL LTD WT EXP 111725
UL	UNILEVER PLC SPON ADR NEW
ULBI	ULTRALIFE CORP COM

ULCC	FRONTIER GROUP HLDGS INC COM
ULE	PROSHARES TR II PSH ULTRA EURO
ULH	UNIVERSAL LOGISTICS HLDGS INC COM
ULST	SSGA ACTIVE ETF TR ULT SHT TRM BD
ULTA	ULTA BEAUTY INC COM
ULTR	INDEXIQ ACTIVE ETF TR IQ ULTR SHT DU
ULVM	VICTORY PORTFOLIOS II VICTORYSHS INDEX
UMBF	UMB FINL CORP COM
UMC	UNITED MICROELECTRONICS CORP SPON ADR NEW
UMDD	PROSHARES TR ULTRA MDCAP400
UMH	UMH PPTYS INC COM
UMH-C	UMH PPTYS INC 6.75% CUM PFD C
UMH-D	UMH PPTYS INC 6.375% CUM PFD D
UMI	USCF ETF TR MIDSTREAM ENERGY
UMPQ	UMPQUA HLDGS CORP COM
UNAM	UNICO AMERN CORP COM
UNB	UNION BANKSHARES INC COM
UNCY	UNICYCIVE THERAPEUTICS INC COM
UNF	UNIFIRST CORP MASS COM
UNFI	UNITED NAT FOODS INC COM
UNG	UNITED STS NAT GAS FD LP UNIT PAR
UNH	UNITEDHEALTH GROUP INC COM
UNIT	UNITI GROUP INC COM
UNL	UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT
UNM	UNUM GROUP COM
UNMA	UNUM GROUP 6.250% JR NT58
UNP	UNION PAC CORP COM
UNTY	UNITY BANCORP INC COM
UNVR	UNIVAR SOLUTIONS USA INC COM
UONE	URBAN ONE INC CL A
UONEK	URBAN ONE INC CL D NON VTG
UPC	UNIVERSE PHARMACEUTICALS INC SHS
UPH	UPHEALTH INC COM
UPH+	UPHEALTH INC WT EXP 060826

UPLD	UPLAND SOFTWARE INC COM
UPRO	PROSHARES TR ULTRPRO S&P500
UPS	UNITED PARCEL SERVICE INC CL B
UPST	UPSTART HLDGS INC COM
UPV	PROSHARES TR ULT FTSE EUROPE
UPW	PROSHARES TR PSHS ULTRA UTIL
UPWK	UPWORK INC COM
URA	GLOBAL X FDS GLOBAL X URANIUM
URBN	URBAN OUTFITTERS INC COM
URE	PROSHARES TR ULT R/EST NEW
URG	UR-ENERGY INC COM
URGN	UROGEN PHARMA LTD COM
URI	UNITED RENTALS INC COM
URNM	EXCHANGE TRADED CONCEPTS TR NORTH SHOR GBL
UROY	URANIUM RTY CORP COM
URTH	ISHARES INC MSCI WORLD ETF
URTY	PROSHARES TR ULTR RUSSL2000
USA	LIBERTY ALL STAR EQUITY FD SH BEN INT
USAC	USA COMPRESSION PARTNERS LP COMUNIT LTDPAR
USAI	PACER FDS TR AMERCN ENRGY IND
USAK	USA TRUCK INC COM
USAP	UNIVERSAL STAINLESS & ALLOY PR COM
USAS	AMERICAS GOLD AND SILVER CORP COM
USAU	U S GOLD CORP COM NEW
USB	US BANCORP DEL COM NEW
USB-A	US BANCORP DEL DEP PFD SER A
USB-H	US BANCORP DEL PFD B 1/1000DP
USB-M	US BANCORP DEL DEP SHS PFD F
USB-P	US BANCORP DEL DEP PERP PFD K
USB-Q	US BANCORP DEL DEP PER PFD SR L
USB-R	US BANCORP DEL 4% DEP PFD SER M
USCI	UNITED STS COMMODITY INDEX FD COMM IDX FND
USCR	U S CONCRETE INC COM
USD	PROSHARES TR PSHS ULT SEMICDT

USDP	USD PARTNERS LP COM UT REP LTD
USDU	WISDOMTREE TR BLMBG US BULL
USEG	U S ENERGY CORP WYO COM
USFD	US FOODS HLDG CORP COM
USFR	WISDOMTREE TR FLOATNG RAT TREA
USI	PRINCIPAL EXCHANGE-TRADED FDS ULTRA SHT ACTV
USIG	ISHARES TR USD INV GRDE ETF
USIO	USIO INC COM
USL	UNITED STS 12 MONTH OIL FD LP UNIT BEN INT
USLB	INVESCO EXCH TRADED FD TR II RUSEL 1000 LOW
USLM	UNITED STS LIME & MINERALS INC COM
USM	UNITED STATES CELLULAR CORP COM
USMC	PRINCIPAL EXCHANGE-TRADED FDS US MEGA CP ETF
USML	UBS AG LONDON BRANCH CAL LKD 51
USNA	USANA HEALTH SCIENCES INC COM
USO	UNITED STS OIL FD LP UNITS
USOI	CREDIT SUISSE NASSAU BRANCH XLINK CRD ETN37
USPH	U S PHYSICAL THERAPY COM
USRT	ISHARES TR CRE U S REIT ETF
USSG	DBX ETF TR XTRCKR MSCI US
UST	PROSHARES TR ULTR 7-10 TREA
USTB	VICTORY PORTFOLIOS II VICTORYSHS SHORT
USVM	VICTORY PORTFOLIOS II VICTORYSHS SMLCP
USWS	US WELL SERVICES INC CL A
USWSW	US WELL SERVICES INC WT EXP 031524
USX	U S XPRESS ENTERPRISES INC COM CL A
USXF	ISHARES TR ESG MSCI USA ETF
UTES	ETFIS SER TR I VIRTUS REAVES UT
UTF	COHEN & STEERS INFRASTRUCTURE COM
UTG	REAVES UTIL INCOME FD COM SH BEN INT
UTHR	UNITED THERAPEUTICS CORP DEL COM
UTI	UNIVERSAL TECHNICAL INST INC COM
UTL	UNITIL CORP COM
UTMD	UTAH MED PRODS INC COM

UTME	UTIME LTD SHS
UTRN	EXCHANGE TRADED CONCEPTS TR VSPR US LC ETF
UTSI	UTSTARCOM HOLDINGS CORP SHS NEW
UTSL	DIREXION SHS ETF TR DLY UTLTIES 3X
UTZ	UTZ BRANDS INC COM CL A
UUP	INVESCO DB US DLR INDEX TR BULLISH FD
UUU	UNIVERSAL SEC INSTRS INC COM NEW
UUUU	ENERGY FUELS INC COM NEW
UUUU+	ENERGY FUELS INC WT EXP 092021
UVE	UNIVERSAL INS HLDGS INC COM
UVSP	UNIVEST FINANCIAL CORPORATION COM
UVV	UNIVERSAL CORP VA COM
UWM	PROSHARES TR PSHS ULTRUSS2000
UWMC	UWM HOLDINGS CORPORATION COM CL A
UWMC+	UWM HOLDINGS CORPORATION WT EXP 012126
UXI	PROSHARES TR PSHS ULTRA INDL
UXIN	UXIN LTD ADS
UYG	PROSHARES TR ULTRA FNCLS NEW
UYM	PROSHARES TR PSHS ULT BASMATL
UZA	UNITED STATES CELLULAR CORP CALL SR NT 60
UZD	UNITED STATES CELLULAR CORP 6.25% SR NT 69
UZE	UNITED STATES CELLULAR CORP 5.500% SNR NT 70
UZF	UNITED STATES CELLULAR CORP NT 70
V	VISA INC COM CL A
VABK	VIRGINIA NATL BANKSHARES CORP COM
VABS	VIRTUS ETF TR II NEWFLEET ABS MBS
VAC	MARRIOTT VACATIONS WORLDWIDE C COM
VACC	VACCITECH PLC ADS
VACQ	VECTOR ACQUISITION CORP COM CL A
VACQU	VECTOR ACQUISITION CORP UNIT EXP 093027
VACQW	VECTOR ACQUISITION CORP WT EXP 093027
VAL	VALARIS LIMITED CL A
VAL+	VALARIS LIMITED WT EXP 042928
VALE	VALE S A SPONSORED ADS

VALN	VALNEVA SE SPONSORED ADS
VALQ	AMERICAN CENTY ETF TR STOXX US QUALT
VALT	ETF MANAGERS TR ETFMG SIT ULTR
VALU	VALUE LINE INC COM
VAPO	VAPOTHERM INC COM
VAQC	VECTOR ACQUISITION CORP II CL A SHS
VAW	VANGUARD WORLD FDS MATERIALS ETF
VB	VANGUARD INDEX FDS SMALL CP ETF
VBF	INVESCO BD FD COM
VBFC	VILLAGE BK & TR FINL CORP COM NEW
VBIV	VBI VACCINES INC CDA COM NEW
VBK	VANGUARD INDEX FDS SML CP GRW ETF
VBLT	VASCULAR BIOGENICS LTD COM
VBND	ETF SER SOLUTIONS VIDENT CORE US
VBR	VANGUARD INDEX FDS SM CP VAL ETF
VBTX	VERITEX HLDGS INC COM
VC	VISTEON CORP COM NEW
VCAR	SIMPLIFY EXCHANGE TRADED FUNDS VOLT ROBOCAR DI
VCEL	VERICEL CORP COM
VCF	DELAWARE INVTS COLO MUN INCOME COM
VCIF	VERTICAL CAP INCOME FD SHS BEN INT
VCIT	VANGUARD SCOTTSDALE FDS INT-TERM CORP
VCKA	VICKERS VANTAGE CORP I SHS
VCKAU	VICKERS VANTAGE CORP I UNIT EX 091527
VCKAW	VICKERS VANTAGE CORP I WT EXP 091527
VCLO	SIMPLIFY EXCHANGE TRADED FUNDS VOLT CLOUD CYB
VCLT	VANGUARD SCOTTSDALE FDS LG-TERM COR BD
VCNX	VACCINEX INC COM
VCR	VANGUARD WORLD FDS CONSUM DIS ETF
VCRA	VOCERA COMMUNICATIONS INC COM
VCSH	VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD
VCTR	VICTORY CAP HLDGS INC COM CL A
VCV	INVESCO CALIF VALUE MUN INCOME COM
VCVC	10X CAPITAL VENTURE ACQU CORP COM CL A

VCVCU	10X CAPITAL VENTURE ACQU CORP UNIT EXP 102125
VCVCW	10X CAPITAL VENTURE ACQU CORP WT EXP 102927
VCYT	VERACYTE INC COM
VDC	VANGUARD WORLD FDS CONSUM STP ETF
VDE	VANGUARD WORLD FDS ENERGY ETF
VEA	VANGUARD TAX-MANAGED INTL FD FTSE DEV MKT ETF
VEC	VECTRUS INC COM
VECO	VEECO INSTRS INC DEL COM
VECT	VECTIVBIO HLDG AG ORD SHS
VEDL	VEDANTA LIMITED SPONSORED ADR
VEEV	VEEVA SYS INC CL A COM
VEGA	ADVISORSHARES TR STAR GLOB BUYW
VEGI	ISHARES INC GLB AGRIC PR ETF
VEGN	ETF SER SOLUTIONS US VEGAN CLIMA
VEI	VINE ENERGY INC CL A
VEL	VELOCITY FINL INC COM
VELO	VELOCITY ACQUISITION CORP COM CL A
VELOU	VELOCITY ACQUISITION CORP UNIT
VELOW	VELOCITY ACQUISITION CORP WT EXP 022428
VEMCU	VELOCITY MERGER CORP UNIT EXP
VENA	VENUS ACQUISITION CORPORATION SHS
VENAR	VENUS ACQUISITION CORPORATION RT
VENAU	VENUS ACQUISITION CORPORATION UNIT EX 020124
VENAW	VENUS ACQUISITION CORPORATION WT EXP 043027
VEON	VEON LTD SPONSORED ADR
VER	VEREIT INC COM
VER-F	VEREIT INC PFD SER F
VERA	VERA THERAPEUTICS INC CL A
VERB	VERB TECHNOLOGY CO INC COM
VERBW	VERB TECHNOLOGY CO INC WT EXP 031424
VERI	VERITONE INC COM
VERO	VENUS CONCEPT INC COM
VERU	VERU INC COM
VERV	VERVE THERAPEUTICS INC COM

VERX	VERTEX INC CL A
VERY	VERICITY INC COM
VET	VERMILION ENERGY INC COM
VETS	PACER FDS TR MILTRY TIMS ETF
VEU	VANGUARD INTL EQUITY INDEX FDS ALLWRLD EX US
VFC	V F CORP COM
VFF	VILLAGE FARMS INTL INC COM
VFH	VANGUARD WORLD FDS FINANCIALS ETF
VFIN	SIMPLIFY EXCHANGE TRADED FUNDS VOLT FINTECH DIS
VFL	DELAWARE INVTS NATL MUN INCOME SH BEN INT
VG	VONAGE HLDGS CORP COM
VGI	VIRTUS GLOBAL MULTI-SECTOR INC COM
VGII	VIRGIN GROUP ACQUISIT CORP II SHS CL A
VGII+	VIRGIN GROUP ACQUISIT CORP II WT EXP 031326
VGII=	VIRGIN GROUP ACQUISIT CORP II UNIT EX 031326
VGIT	VANGUARD SCOTTSDALE FDS INTER TERM TREAS
VGK	VANGUARD INTL EQUITY INDEX FDS FTSE EUROPE ETF
VGLT	VANGUARD SCOTTSDALE FDS LONG TERM TREAS
VGM	INVESCO TR INVT GRADE MUNS COM
VGR	VECTOR GROUP LTD COM
VGSH	VANGUARD SCOTTSDALE FDS SHORT TERM TREAS
VGT	VANGUARD WORLD FDS INF TECH ETF
VGZ	VISTA GOLD CORP COM NEW
VHAQ	VIVEON HEALTH ACQUISITION CORP COMMON STOCK
VHAQ+	VIVEON HEALTH ACQUISITION CORP WT EXP
VHAQ=	VIVEON HEALTH ACQUISITION CORP UNIT
VHAQ^	VIVEON HEALTH ACQUISITION CORP RT
VHC	VIRNETX HLDG CORP COM
VHI	VALHI INC NEW COM
VHT	VANGUARD WORLD FDS HEALTH CAR ETF
VIAC	VIACOMCBS INC CL B
VIACA	VIACOMCBS INC CL A
VIACP	VIACOMCBS INC 5.75% CONV PFD A
VIAO	VIA OPTRONICS AG SPONSORED ADS

VIAV	VIAVI SOLUTIONS INC COM
VICE	ADVISORSHARES TR VICE E T F
VICI	VICI PPTYS INC COM
VICR	VICOR CORP COM
VIDI	ETF SER SOLUTIONS VIDENT INTL EQ
VIEW	VIEW INC COM CL A
VIEWW	VIEW INC WT EXP 030826
VIG	VANGUARD SPECIALIZED FUNDS DIV APP ETF
VIGI	VANGUARD WHITEHALL FDS INTL DVD ETF
VIH	VPC IMPACT ACQUISITION HLDNGS SHS CL A
VIHAU	VPC IMPACT ACQUISITION HLDNGS UNIT EXP 092225
VIHAW	VPC IMPACT ACQUISITION HLDNGS WT EXP 102227
VII	7GC & CO HOLDINGS INC COM CL A
VIIAU	7GC & CO HOLDINGS INC UNIT EXP 122325
VIIAW	7GC & CO HOLDINGS INC WT EXP 122325
VINC	VINCERX PHARMA INC COM NEW
VINO	GAUCHO GROUP HLDGS INC COM NEW
VINP	VINCI PARTNERS INVTS LTD COM CL A
VIOG	VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH
VIOO	VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX
VIOT	VIOMI TECHNOLOGY CO LTD SPONSORED ADS
VIOV	VANGUARD ADMIRAL FDS INC SMLCP 600 VAL
VIPS	VIPSHOP HOLDINGS LIMITED SPONSORED ADS A
VIR	VIR BIOTECHNOLOGY INC COM
VIRC	VIRCO MFG CO COM
VIRI	VIRIOS THERAPEUTICS INC COM
VIRT	VIRTU FINL INC CL A
VIRX	VIRACTA THERAPEUTICS INC COM
VIS	VANGUARD WORLD FDS INDUSTRIAL ETF
VISL	VISLINK TECHNOLOGIES INC COM
VIST	VISTA OIL & GAS SAB DE CV SPONSORED ADS
VITL	VITAL FARMS INC COM
VIV	TELEFONICA BRASIL SA NEW ADR
VIVE	VIVEVE MED INC COM NEW

VIVO	MERIDIAN BIOSCIENCE INC COM
VJET	VOXELJET AG ADS
VKI	INVESCO ADVANTAGE MUN INCOME T SH BEN INT
VKQ	INVESCO MUN TR COM
VKTX	VIKING THERAPEUTICS INC COM
VLAT	VALOR LATITUDE ACQUISITN CORP CLASS A ORD SHS
VLATU	VALOR LATITUDE ACQUISITN CORP UNIT EX 040226
VLATW	VALOR LATITUDE ACQUISITN CORP WT EXP 040226
VLDR	VELODYNE LIDAR INC COM
VLDRW	VELODYNE LIDAR INC WT EXP 092925
VLGEA	VILLAGE SUPER MKT INC CL A NEW
VLO	VALERO ENERGY CORP COM
VLON	VALLON PHARMACEUTICALS INC COM
VLRS	CONTROLADORA VUELA COMP DE AVI SPON ADR RP 10
VLT	INVESCO HIGH INCOME TR II COM
VLU	SPDR SER TR SPDR S&P1500VL
VLY	VALLEY NATL BANCORP COM
VLYPO	VALLEY NATL BANCORP 5.50% PFD SER B
VLYPP	VALLEY NATL BANCORP 6.25% PFD SER A
VMAC	VISTAS MEDIA ACQUISITION CO IN COM CL A
VMACU	VISTAS MEDIA ACQUISITION CO IN UNIT EXP 080325
VMACW	VISTAS MEDIA ACQUISITION CO IN WT EXP 080126
VMAR	VISION MARINE TECHNOLOGIES INC COM
VMBS	VANGUARD SCOTTSDALE FDS MORTG-BACK SEC
VMC	VULCAN MATLS CO COM
VMD	VIEMED HEALTHCARE INC COM
VMEO	VIMEO INC COMMON STOCK
VMI	VALMONT INDS INC COM
VMM	DELAWARE INVTS MINN MUN INCOME COM
VMO	INVESCO MUN OPPORTUNITY TR COM
VMW	VMWARE INC CL A COM
VNCE	VINCE HLDG CORP COM NEW
VNDA	VANDA PHARMACEUTICALS INC COM
VNE	VEONEER INC COM

VNET	21VIANET GROUP INC SPONSORED ADS A
VNLA	JANUS DETROIT STR TR HENDRSN SHRT ETF
VNMC	NATIXIS ETF TRUST II VAUGHAN NLSN MDC
VNO	VORNADO RLTY TR SH BEN INT
VNO-K	VORNADO RLTY TR PFD SER K
VNO-L	VORNADO RLTY TR PFD SER L 5.40%
VNO-M	VORNADO RLTY TR 5.25% CUM PFD M
VNO-N	VORNADO RLTY TR 5.25 PFD SR N
VNOM	VIPER ENERGY PARTNERS LP COM UNT RP INT
VNQ	VANGUARD INDEX FDS REAL ESTATE ETF
VNQI	VANGUARD INTL EQUITY INDEX FDS GLB EX US ETF
VNRX	VOLITIONRX LTD COM
VNSE	NATIXIS ETF TRUST II VAUGHAN NELSN SL
VNT	VONTIER CORPORATION COM
VNTR	VENATOR MATLS PLC SHS
VO	VANGUARD INDEX FDS MID CAP ETF
VOC	VOC ENERGY TR TR UNIT
VOD	VODAFONE GROUP PLC NEW SPONSORED ADR
VOE	VANGUARD INDEX FDS MCAP VL IDXVIP
VOLT	VOLT INFORMATION SCIENCES INC COM
VONE	VANGUARD SCOTTSDALE FDS VNG RUS1000IDX
VONG	VANGUARD SCOTTSDALE FDS VNG RUS1000GRW
VONV	VANGUARD SCOTTSDALE FDS VNG RUS1000VAL
VOO	VANGUARD INDEX FDS S&P 500 ETF SHS
VOOG	VANGUARD ADMIRAL FDS INC 500 GRTH IDX F
VOOV	VANGUARD ADMIRAL FDS INC 500 VAL IDX FD
VOR	VOR BIOPHARMA INC COM
VOSO	VIRTUOSO ACQUISITION CORP COM CL A
VOSOU	VIRTUOSO ACQUISITION CORP UNIT EX 011425
VOSOW	VIRTUOSO ACQUISITION CORP WT EXP 013128
VOT	VANGUARD INDEX FDS MCAP GR IDXVIP
VOX	VANGUARD WORLD FDS COMM SRVC ETF
VOXX	VOXX INTL CORP CL A
VOYA	VOYA FINANCIAL INC COM

VOYA-B	VOYA FINANCIAL INC 5.35% DP PFD B
VPC	ETFIS SER TR I VIRTUS PVT CR
VPCB	VPC IMPACT ACQUISITION HLDG II CLASS A ORD
VPCBU	VPC IMPACT ACQUISITION HLDG II UNIT EXP 030526
VPCBW	VPC IMPACT ACQUISITION HLDG II WT EXP 030526
VPCC	VPC IMPACT ACQU HOLDI III INC COM CL A
VPCC+	VPC IMPACT ACQU HOLDI III INC WT EXP 030926
VPCC=	VPC IMPACT ACQU HOLDI III INC UNIT
VPG	VISHAY PRECISION GROUP INC COM
VPL	VANGUARD INTL EQUITY INDEX FDS FTSE PACIFIC ETF
VPN	GLOBAL X FDS DATA CTR REITS
VPOP	SIMPLIFY EXCHANGE TRADED FUNDS VOLT POP CULTURE
VPU	VANGUARD WORLD FDS UTILITIES ETF
VPV	INVESCO PA VALUE MUN INC TR COM
VRA	VERA BRADLEY INC COM
VRAI	ETFIS SER TR I VIRTUS REAL AS
VRAY	VIEWRAY INC COM
VRCA	VERRICA PHARMACEUTICALS INC COM
VRDN	VIRIDIAN THERAPEUTICS INC COM
VREX	VAREX IMAGING CORP COM
VRIG	INVESCO ACTIVELY MANAGED ETF VAR RATE INVT
VRM	VROOM INC COM
VRME	VERIFYME INC COM NEW
VRMEW	VERIFYME INC WT EXP 062225
VRNA	VERONA PHARMA PLC SPONSORED ADS
VRNS	VARONIS SYS INC COM
VRNT	VERINT SYS INC COM
VRP	INVESCO EXCH TRADED FD TR II VAR RATE PFD
VRPX	VIRPAX PHARMACEUTICALS INC COM
VRRM	VERRA MOBILITY CORP COM
VRS	VERSO CORP CL A
VRSK	VERISK ANALYTICS INC COM
VRSN	VERISIGN INC COM
VRT	VERTIV HOLDINGS CO COM CL A

VRTS	VIRTUS INVT PARTNERS INC COM
VRTV	VERITIV CORP COM
VRTX	VERTEX PHARMACEUTICALS INC COM
VS	VERSUS SYSTEMS INC COM NEW
VSAT	VIASAT INC COM
VSDA	VICTORY PORTFOLIOS II VICSHS DV AC ETF
VSEC	VSE CORP COM
VSH	VISHAY INTERTECHNOLOGY INC COM
VSL	ETF SER SOLUTIONS VOLSHARES LARG
VSLU	ETF OPPORTUNITIES TRUST APPLIED FINA VAL
VSMV	VICTORY PORTFOLIOS II VICTORYSHS US
VSS	VANGUARD INTL EQUITY INDEX FDS FTSE SMCAP ETF
VSSYW	VERSUS SYSTEMS INC WT EXP 121725
VST	VISTRA CORP COM
VST+A	VISTRA CORP WT EXP 020224
VSTA	VASTA PLATFORM LTD CL A
VSTM	VERASTEM INC COM
VSTO	VISTA OUTDOOR INC COM
VT	VANGUARD INTL EQUITY INDEX FDS TT WRLD ST ETF
VTA	INVESCO DYNAMIC CR OPPORTUNITI COM
VTAQ	VENTOUX CCM ACQUISITION CORP COM
VTAQR	VENTOUX CCM ACQUISITION CORP RT
VTAQU	VENTOUX CCM ACQUISITION CORP UNIT EXP 093025
VTAQW	VENTOUX CCM ACQUISITION CORP WT EXP 093025
VTC	VANGUARD SCOTTSDALE FDS TOTAL CORP BND
VTEB	VANGUARD MUN BD FDS TAX EXEMPT BD
VTGN	VISTAGEN THERAPEUTICS INC COM NEW
VTHR	VANGUARD SCOTTSDALE FDS VNG RUS3000IDX
VTI	VANGUARD INDEX FDS TOTAL STK MKT
VTIP	VANGUARD MALVERN FDS STRM INFPROIDX
VTIQ	VECTOIQ ACQUISITION CORP II COM CL A
VTIQU	VECTOIQ ACQUISITION CORP II UNIT
VTIQW	VECTOIQ ACQUISITION CORP II WT EXP 010728
VTN	INVESCO TR INVT GRADE NEW YORK COM

VTNR	VERTEX ENERGY INC COM
VTOL	BRISTOW GROUP INC COM
VTR	VENTAS INC COM
VTRN	VICTORY PORTFOLIOS II VICTRYSHS VETERN
VTRS	VIATRIS INC COM
VTRU	VITRU LTD COM
VTSI	VIRTRA INC COM PAR
VTV	VANGUARD INDEX FDS VALUE ETF
VTVT	VTV THERAPEUTICS INC CL A
VTWG	VANGUARD SCOTTSDALE FDS VNG RUS2000GRW
VTWO	VANGUARD SCOTTSDALE FDS VNG RUS2000IDX
VTWV	VANGUARD SCOTTSDALE FDS VNG RUS2000VAL
VUG	VANGUARD INDEX FDS GROWTH ETF
VUSE	ETF SER SOLUTIONS VIDENTCORE EQ FD
VUZI	VUZIX CORP COM NEW
VV	VANGUARD INDEX FDS LARGE CAP ETF
VVI	VIAD CORP COM
VVNT	VIVINT SMART HOME INC COM CL A
VVOS	VIVOS THERAPEUTICS INC COM
VVPR	VIVOPOWER INTERNATIONAL PLC SHS
VVR	INVESCO SR INCOME TR COM
VVV	VALVOLINE INC COM
VWE	VINTAGE WINE ESTATES INC COM
VWO	VANGUARD INTL EQUITY INDEX FDS FTSE EMR MKT ETF
VWOB	VANGUARD WHITEHALL FDS EMERG MKT BD ETF
VWTR	VIDLER WATER RESOUCES INC COM
VXF	VANGUARD INDEX FDS EXTEND MKT ETF
VXRT	VAXART INC COM NEW
VXUS	VANGUARD STAR FDS VG TL INTL STK F
VYGG	VY GLOBAL GROWTH COM CL A
VYGG+	VY GLOBAL GROWTH WT EXP 013030
VYGG=	VY GLOBAL GROWTH UNIT
VYGR	VOYAGER THERAPEUTICS INC COM
VYM	VANGUARD WHITEHALL FDS HIGH DIV YLD

VYMI	VANGUARD WHITEHALL FDS INTL HIGH ETF
VYNE	VYNE THERAPEUTICS INC COM
VYNT	VYANT BIO INC COM
VZ	VERIZON COMMUNICATIONS INC COM
VZIO	VIZIO HLDG CORP CL A COM
W	WAYFAIR INC CL A
WAB	WABTEC COM
WABC	WESTAMERICA BANCORPORATION COM
WAFD	WASHINGTON FED INC COM
WAFDP	WASHINGTON FED INC 4.875% DEP PFD A
WAFU	WAH FU EDUCATION GROUP LIMITED SHS
WAL	WESTERN ALLIANCE BANCORP COM
WALA	WESTERN ALLIANCE BANCORP SUB DEBENTURS 56
WALD	WALDENCAST ACQUISITION CORP CLASS A ORD SHS
WALDU	WALDENCAST ACQUISITION CORP UNIT EX 031126
WALDW	WALDENCAST ACQUISITION CORP WT EXP 031126
WANT	DIREXION SHS ETF TR DLY CNMSR BULL
WARR	WARRIOR TECHNOLOGIES ACQUI CO COM CL A
WARR+	WARRIOR TECHNOLOGIES ACQUI CO WT EXP 033128
WARR=	WARRIOR TECHNOLOGIES ACQUI CO UNIT EX 033128
WASH	WASHINGTON TR BANCORP INC COM
WAT	WATERS CORP COM
WATT	ENERGOUS CORP COM
WB	WEIBO CORP SPONSORED ADR
WBA	WALGREENS BOOTS ALLIANCE INC COM
WBIF	ABSOLUTE SHS TR WBI BBR VAL 3000
WBIG	ABSOLUTE SHS TR WBI BBR YLD 3000
WBII	ABSOLUTE SHS TR WBI BBR GBL INME
WBIL	ABSOLUTE SHS TR WBI BBR QTY 3000
WBIT	ABSOLUTE SHS TR WBI BULBEAR TR
WBIY	ABSOLUTE SHS TR WBI PWR FCTR ETF
WBK	WESTPAC BANKING CORP SPONSORED ADR
WBND	LEGG MASON ETF INVT TR WESTN ASET TTL
WBS	WEBSTER FINL CORP CONN COM

WBS-F	WEBSTER FINL CORP CONN DEP SHS RP PFD F
WBT	WELBILT INC COM
WCBR	WISDOMTREE TR CYBERSECURITY FD
WCC	WESCO INTL INC COM
WCC-A	WESCO INTL INC DP SH FXRT PFD A
WCLD	WISDOMTREE TR CLOUD COMPUTNG
WCN	WASTE CONNECTIONS INC COM
WD	WALKER & DUNLOP INC COM
WDAY	WORKDAY INC CL A
WDC	WESTERN DIGITAL CORP. COM
WDFC	WD 40 CO COM
WDH	WATERDROP INC ADS
WDI	WESTERN ASSET DIVERSIFIED INCM COM SHS BEN INT
WDIV	SPDR INDEX SHS FDS S&P GLBDIV ETF
WEA	WESTERN ASSET PREMIER BD FD SHS BEN INT
WEAT	TEUCRIUM COMMODITY TR WHEAT FD
WEBL	DIREXION SHS ETF TR DAILY DJ BULL
WEBS	DIREXION SHS ETF TR DAILY DJ BEAR
WEC	WEC ENERGY GROUP INC COM
WEI	WEIDAI LTD SPONS ADS
WELL	WELLTOWER INC COM
WEN	WENDYS CO COM
WERN	WERNER ENTERPRISES INC COM
WES	WESTERN MIDSTREAM PARTNERS LP COM UNIT LP INT
WETF	WISDOMTREE INVTS INC COM
WEX	WEX INC COM
WEYS	WEYCO GROUP INC COM
WF	WOORI FINL GROUP INC SPONSORED ADS
WFC	WELLS FARGO CO NEW COM
WFC-A	WELLS FARGO CO NEW DEP SH PFD CL A
WFC-C	WELLS FARGO & CO NEW 4.37 DP A PFD CC
WFC-L	WELLS FARGO CO NEW PERP PFD CNV A
WFC-O	WELLS FARGO CO NEW DEP1/1000PF CL A
WFC-Q	WELLS FARGO CO NEW DEP SHS 1/1000 A

WFC-R	WELLS FARGO CO NEW DEP 1/1000 PFD A
WFC-X	WELLS FARGO CO NEW PFD SER X CL A
WFC-Y	WELLS FARGO CO NEW NON CUM PFD Y
WFC-Z	WELLS FARGO CO NEW DP PF CL A SR Z
WFCF	WHERE FOOD COMES FROM INC COM NEW
WFG	WEST FRASER TIMBER CO LTD COM
WFH	DIREXION SHS ETF TR WORK FROM HOME
WFRD	WEATHERFORD INTL PLC ORD SHS
WGLD	WILSHIRE WSHARES ENHNCD GLD TR UNITS FRACTIONAL
WGO	WINNEBAGO INDS INC COM
WGRO	WISDOMTREE TR U S GRWT & MNTM
WH	WYNDHAM HOTELS & RESORTS INC COM
WHD	CACTUS INC CL A
WHF	WHITEHORSE FIN INC COM
WHFBZ	WHITEHORSE FIN INC 6.50% NT 25
WHG	WESTWOOD HLDGS GROUP INC COM
WHLM	WILHELMINA INTL INC COM NEW
WHLR	WHEELER REAL ESTATE INVT TR COM NEW
WHLRD	WHEELER REAL ESTATE INVT TR PFD CNV SER D
WHLRP	WHEELER REAL ESTATE INVT TR CV PFD SER B
WHR	WHIRLPOOL CORP COM
WIA	WESTERN ASST INFLTN LKD INM FD COM SH BEN INT
WILC	G WILLI FOOD INTL LTD ORD
WIMI	WIMI HOLOGRAM CLOUD INC SPON ADS CL B
WINA	WINMARK CORP COM
WINC	LEGG MASON ETF INVT TR WESTN AST SHRT
WING	WINGSTOP INC COM
WINT	WINDTREE THERAPEUTICS INC COM
WIP	SPDR SER TR FTSE INT GVT ETF
WIRE	ENCORE WIRE CORP COM
WISA	SUMMIT WIRELESS TECH INC COM NEW
WISH	CONTEXTLOGIC INC COM CL A
WIT	WIPRO LTD SPON ADR 1 SH
WIW	WESTERN AST INFL LKD OPP & INM COM

WIX	WIX COM LTD SHS
WIZ	ALPHA ARCHITECT ETF TR MERLYN AI BULL
WK	WORKIVA INC COM CL A
WKEY	WISEKEY INTERNATIONAL HLDS LTD SPON ADS
WKHS	WORKHORSE GROUP INC COM NEW
WKLY	TIDAL ETF TR SOFI WEEKLY DIVI
WKME	WALKME LTD ORD SHS
WLDN	WILLDAN GROUP INC COM
WLFC	WILLIS LEASE FIN CORP COM
WLK	WESTLAKE CHEM CORP COM
WLKP	WESTLAKE CHEM PARTNERS LP COM UNIT RP LP
WLL	WHITING PETE CORP NEW COM NEW
WLMS	WILLIAMS INDL SVCS GROUP INC COM
WLTW	WILLIS TOWERS WATSON PLC LTD SHS
WM	WASTE MGMT INC DEL COM
WMB	WILLIAMS COS INC COM
WMC	WESTERN ASSET MTG CAP CORP COM
WMG	WARNER MUSIC GROUP CORP COM CL A
WMK	WEIS MKTS INC COM
WMPN	WILLIAM PENN BANCORPORATION COM
WMS	ADVANCED DRAIN SYS INC DEL COM
WMT	WALMART INC COM
WNC	WABASH NATL CORP COM
WNEB	WESTERN NEW ENG BANCORP INC COM
WNS	WNS HLDGS LTD SPON ADR
WNW	WUNONG NET TECHNOLOGY CO LTD ORD SHS
WOMN	IMPACT SHS FDS I TR YWCA WOMENS ETF
WOOD	ISHARES TR GL TIMB FORE ETF
WOOF	PETCO HEALTH & WELLNESS CO INC COM
WOR	WORTHINGTON INDS INC COM
WORK	SLACK TECHNOLOGIES INC COM CL A
WORX	SCWORX CORP COM
WOW	WIDEOPENWEST INC COM
WPC	WP CAREY INC COM

WPCA	WARBURG PINCUS CAPTAL CORP I A SHS CL A
WPCA+	WARBURG PINCUS CAPTAL CORP I A WT EXP
WPCA=	WARBURG PINCUS CAPTAL CORP I A UNIT
WPCB	WARBURG PINCUS CAPTAL CORP I B SHS CL A
WPCB+	WARBURG PINCUS CAPTAL CORP I B WT EXP
WPCB=	WARBURG PINCUS CAPTAL CORP I B UNIT
WPF	FOLEY TRASIMENE ACQUISTN CORP COM CL A
WPF+	FOLEY TRASIMENE ACQUISTN CORP WT EXP 052625
WPF=	FOLEY TRASIMENE ACQUISTN CORP UNIT
WPG	WASHINGTON PRIME GROUP NEW COM
WPG-H	WASHINGTON PRIME GROUP NEW 7.5% CM PFD H
WPG-I	WASHINGTON PRIME GROUP NEW 6.875 PFD SER I
WPM	WHEATON PRECIOUS METALS CORP COM
WPP	WPP PLC NEW ADR
WPRT	WESTPORT FUEL SYSTEMS INC COM NEW
WPS	ISHARES TR INTL DEVPPTY ETF
WRAP	WRAP TECHNOLOGIES INC COM
WRB	BERKLEY W R CORP COM
WRB-E	BERKLEY W R CORP 5.70% SB DB 2058
WRB-F	BERKLEY W R CORP CAL SUB DEB 59
WRB-G	BERKLEY W R CORP 4.25% DEB 60
WRB-H	BERKLEY W R CORP 4.125 % SUB 61
WRE	WASHINGTON REAL ESTATE INVT TR SH BEN INT
WRI	WEINGARTEN RLTY INVS SH BEN INT
WRK	WESTROCK CO COM
WRLD	WORLD ACCEP CORPORATION COM
WRN	WESTERN COPPER & GOLD CORP COM
WSBC	WESBANCO INC COM
WSBCP	WESBANCO INC 6.75% DP PFD A
WSBF	WATERSTONE FINL INC MD COM
WSC	WILLSCOT MOBIL MINI HLDNG CORP COM CL A
WSFS	WSFS FINL CORP COM
WSM	WILLIAMS SONOMA INC COM
WSO	WATSCO INC COM

WSO.B	WATSCO INC CL B CONV
WSR	WHITESTONE REIT COM
WST	WEST PHARMACEUTICAL SVSC INC COM
WSTG	WAYSIDE TECHNOLOGY GROUP INC COM
WTBA	WEST BANCORPORATION INC CAP STK
WTER	ALKALINE WTR CO INC COM NEW
WTFC	WINTRUST FINL CORP COM
WTFCM	WINTRUST FINL CORP PFD-D FIX/FLT
WTFCP	WINTRUST FINL CORP 6.875 DP SH PF E
WTI	W & T OFFSHORE INC COM
WTM	WHITE MTNS INS GROUP LTD COM
WTMF	WISDOMTREE TR FUTRE STRAT FD
WTRE	WATFORD HLDGS LTD SHS
WTREP	WATFORD HLDGS LTD 8.5% CUM RED PFD
WTRG	ESSENTIAL UTILS INC COM
WTRH	WAITR HLDGS INC COM
WTRU	ESSENTIAL UTILS INC UNIT 04/30/22
WTS	WATTS WATER TECHNOLOGIES INC CL A
WTT	WIRELESS TELECOM GROUP INC COM
WTTR	SELECT ENERGY SVCS INC CL A COM
WU	WESTERN UN CO COM
WVE	WAVE LIFE SCIENCES LTD SHS
WVFC	WVS FINL CORP COM
WVVI	WILLAMETTE VY VINEYARD INC COM
WVVIP	WILLAMETTE VY VINEYARD INC RED PFD SER A
WW	WW INTL INC COM
WWD	WOODWARD INC COM
WWE	WORLD WRESTLING ENTMT INC CL A
WWJD	NORTHERN LTS FD TR IV INTRNTINL ESG
WWOW	DIREXION SHS ETF TR WORLD WITHOUT
WWR	WESTWATER RES INC COM NEW
WWW	WOLVERINE WORLD WIDE INC COM
WY	WEYERHAEUSER CO MTN BE COM NEW
WYNN	WYNN RESORTS LTD COM

WYY	WIDEPOINT CORP COMMON
X	UNITED STATES STL CORP NEW COM
XAIR	BEYOND AIR INC COM
XAR	SPDR SER TR AEROSPACE DEF
XBI	SPDR SER TR S&P BIOTECH
XBIO	XENETIC BIOSCIENCES INC COM
XBIOW	XENETIC BIOSCIENCES INC WT EXP 071924
XBIT	XBIOTECH INC COM
XBUY	AMPLIFY ETF TR INTL ONLINE
XCEM	COLUMBIA ETF TR II EM CORE EX ETF
XCUR	EXICURE INC COM
XDIV	METAURUS EQUITY COMPONENT TR US EQT EX 2027
XEC	CIMAREX ENERGY CO COM
XEL	XCEL ENERGY INC COM
XELA	EXELA TECHNOLOGIES INC COM NEW
XELB	XCEL BRANDS INC COM NEW
XENE	XENON PHARMACEUTICALS INC COM
XENT	INTERSECT ENT INC COM
XERS	XERIS PHARMACEUTICALS INC COM
XES	SPDR SER TR OILGAS EQUIP
XFLT	XAI OCTAGON FLOATING RATE & AL COM
XFLT-A	XAI OCTAGON FLOATING RATE & AL 6.50% 26 TRM PFD
XFOR	X4 PHARMACEUTICALS INC COM
XGN	EXAGEN INC COM
XHB	SPDR SER TR S&P HOMEBUILD
XHE	SPDR SER TR HLTH CR EQUIP
XHR	XENIA HOTELS & RESORTS INC COM
XHS	SPDR SER TR HLTH CARE SVCS
XIN	XINYUAN REAL ESTATE CO LTD SPONS ADR
XITK	SPDR SER TR FACTST INV ETF
XL	XL FLEET CORP COM CL A
XLB	SELECT SECTOR SPDR TR SBI MATERIALS
XLC	SELECT SECTOR SPDR TR COMMUNICATION
XLE	SELECT SECTOR SPDR TR ENERGY

XLF	SELECT SECTOR SPDR TR FINANCIAL
XLG	INVESCO EXCHANGE TRADED FD TR S&P 500 TOP 50
XLI	SELECT SECTOR SPDR TR SBI INT-INDS
XLK	SELECT SECTOR SPDR TR TECHNOLOGY
XLNX	XILINX INC COM
XLP	SELECT SECTOR SPDR TR SBI CONS STPLS
XLRE	SELECT SECTOR SPDR TR RL EST SEL SEC
XLRN	ACCELERON PHARMA INC COM
XLSR	SSGA ACTIVE TR SPDR SSGA US SCT
XLU	SELECT SECTOR SPDR TR SBI INT-UTILS
XLV	SELECT SECTOR SPDR TR SBI HEALTHCARE
XLY	SELECT SECTOR SPDR TR SBI CONS DISCR
XM	QUALTRICS INTL INC COM CL A
XME	SPDR SER TR S&P METALS MNG
XMHQ	INVESCO EXCHANGE TRADED FD TR S&P MDCP QUALITY
XMLV	INVESCO EXCH TRADED FD TR II S&P MIDCP LOW
XMMO	INVESCO EXCHANGE TRADED FD TR S&P MDCP MOMNTUM
XMVM	INVESCO EXCHANGE TRADED FD TR S&P MDCP VLU MNT
XNCR	XENCOR INC COM
XNET	XUNLEI LTD SPONSORED ADR
XNTK	SPDR SER TR NYSE TECH ETF
XOG	EXTRACTION OIL & GAS INC COM
XOM	EXXON MOBIL CORP COM
XOMA	XOMA CORP DEL COM NEW
XOMAO	XOMA CORP DEL 8.375% DP PFD B
XOMAP	XOMA CORP DEL 8.625% CUM PFD A
XONE	EXONE CO COM
XOP	SPDR SER TR S&P OILGAS EXP
XOUT	GRANITESHARES ETF TR XOUT US LRG CP
XP	XP INC CL A
XPDI	POWER & DIGITAL INFRA ACQ CORP COM CL A
XPDIU	POWER & DIGITAL INFRA ACQ CORP UNIT
XPDIW	POWER & DIGITAL INFRA ACQ CORP WT EXP 021228
XPEL	XPEL INC COM

XPER	XPERI HOLDING CORP COM
XPEV	XPENG INC ADS
XPH	SPDR SER TR S&P PHARMAC
XPL	SOLITARIO ZINC CORP COM
XPND	FIRST TR EXCHNG TRADED FD VIII EXPANDED TECHNOL
XPO	XPO LOGISTICS INC COM
XPOA	DPCM CAP INC COM CL A
XPOA+	DPCM CAP INC WT EXP 101427
XPOA=	DPCM CAP INC UNIT
XPP	PROSHARES TR ULT FTSE CHIN 50
XRAY	DENTSPLY SIRONA INC COM
XRLV	INVESCO EXCH TRADED FD TR II S&P 500 EX RAT
XRT	SPDR SER TR S&P RETAIL ETF
XRX	XEROX HOLDINGS CORP COM NEW
XSD	SPDR SER TR S&P SEMICNDCTR
XSLV	INVESCO EXCH TRADED FD TR II S&P SMLCP LOW
XSMO	INVESCO EXCHANGE TRADED FD TR S&P SMLCP MOMENT
XSOE	WISDOMTREE TR EM EX ST-OWNED
XSPA	XPRESSPA GROUP INC COM
XSVM	INVESCO EXCHANGE TRADED FD TR S&P SMCP VLU MNT
XSW	SPDR SER TR COMP SOFTWARE
XT	ISHARES TR EXPONENTIAL TECH
XTL	SPDR SER TR S&P TELECOM
XTLB	XTL BIOPHARMACEUTICALS LTD SPONSORED ADR NE
XTN	SPDR SER TR S&P TRANSN ETF
XTNT	XTANT MED HLDGS INC COM NEW
XVOL	TIDAL ETF TR ACRUENCE ACTIVE
XWEB	SPDR SER TR S&P INTERNET ETF
XXII	22ND CENTY GROUP INC COM
XYF	X FINL SPONSORED ADS
XYL	XYLEM INC COM
XYLD	GLOBAL X FDS S&P 500 COVERED
XYLG	GLOBAL X FDS S&P 500 COVERED
Y	ALLEGHANY CORP MD COM

YAC	YUCAIPA ACQUISITION CORP COM
YAC+	YUCAIPA ACQUISITION CORP WT EXP
YAC=	YUCAIPA ACQUISITION CORP UNIT
YALA	YALLA GROUP LTD ADS
YANG	DIREXION SHS ETF TR DAILY FTSE CHINA
YCBD	CBDMD INC COM
YCBD-A	CBDMD INC 8% SER A CUM PFD
YCL	PROSHARES TR II ULTRA YEN NEW
YCS	PROSHARES TR II ULTRASHORT YEN N
YELL	YELLOW CORP COM
YELP	YELP INC CL A
YETI	YETI HLDGS INC COM
YEXT	YEXT INC COM
YGMZ	MINGZHU LOGISTICS HLDGS LTD COM
YI	111 INC ADS
YINN	DIREXION SHS ETF TR DL FTSE BLL 3X
YJ	YUNJI INC ADS RP CL A
YLD	PRINCIPAL EXCHANGE-TRADED FDS ACTV INCM ETF
YLDE	LEGG MASON ETF INVT TR CLEARBRIDGE DI
YMAB	Y-MABS THERAPEUTICS INC COM
YMM	FULL TRUCK ALLIANCE CO LTD SPONSORED ADS
YMTX	YUMANITY THERAPEUTICS INC COM
YNDX	YANDEX N V SHS CLASS A
YOLO	ADVISORSHARES TR PURE CANNABIS
YORW	YORK WTR CO COM
YPF	YPF SOCIEDAD ANONIMA SPON ADR CL D
YQ	17 ED & TECHNOLOGY GROUP INC ADS
YRD	YIREN DIGITAL LTD SPONSORED ADS
YSAC	YELLOWSTONE ACQUISITION CO COM CL A
YSACU	YELLOWSTONE ACQUISITION CO UNIT EXP 102225
YSACW	YELLOWSTONE ACQUISITION CO WT EXP 102125
YSG	YATSEN HLDG LTD ADS
YTEN	YIELD10 BIOSCIENCE INC COM
YTPG	TPG PACE BENEFICIAL II CORP COMMON STOCK

YTRA	YATRA ONLINE INC ORD SHS
YUM	YUM BRANDS INC COM
YUMC	YUM CHINA HLDGS INC COM
YVR	LIQUID MEDIA GROUP LTD NEW COM NEW
YXI	PROSHARES TR SHT FTSE CHIN 50
YY	JOYY INC ADS REPSTG COM A
YYY	AMPLIFY ETF TR HIGH INCOME
Z	ZILLOW GROUP INC CL C CAP STK
ZBH	ZIMMER BIOMET HOLDINGS INC COM
ZBRA	ZEBRA TECHNOLOGIES CORPORATION CL A
ZCMD	ZHONGCHAO INC CL A
ZDGE	ZEDGE INC CL B
ZEAL	ZEALAND PHARMA A/S SPONSORED ADR
ZEN	ZENDESK INC COM
ZEPP	ZEPP HEALTH CORPORATION SPONSORED ADS
ZETA	ZETA GLOBAL HOLDINGS CORP CL A
ZEUS	OLYMPIC STEEL INC COM
ZEV	LIGHTNING EMOTORS INC COM
ZEV+	LIGHTNING EMOTORS INC WT EXP 051825
ZG	ZILLOW GROUP INC CL A
ZGNX	ZOGENIX INC COM NEW
ZGYH	YUNHONG INTL CL A SHS
ZGYHR	YUNHONG INTL RT
ZGYHU	YUNHONG INTL UNIT EX
ZGYHW	YUNHONG INTL WT EXP 013127
ZH	ZHIHU INC ADS
ZI	ZOOMINFO TECHNOLOGIES INC COM CL A
ZIG	ETF SER SOLUTIONS ACQUIRERS FD
ZIM	ZIM INTEGRATED SHIPPING SERV SHS
ZION	ZIONS BANCORPORATION N A COM
ZIONL	ZIONS BANCORPORATION N A SUB NT FX/FLT 28
ZIONO	ZIONS BANCORPORATION N A DEP 1/40TH PFD
ZIONP	ZIONS BANCORPORATION N A PFD 1/40 SER A
ZIOP	ZIOPHARM ONCOLOGY INC COM

ZIP	ZIPRECRUITER INC CL A
ZIVO	ZIVO BIOSCIENCE INC COM NEW
ZIVOW	ZIVO BIOSCIENCE INC WT EXP 051426
ZIXI	ZIX CORP COM
ZKIN	ZK INTL GROUP CO LTD SHS
ZLAB	ZAI LAB LTD ADR
ZM	ZOOM VIDEO COMMUNICATIONS INC CL A
ZME	ZHANGMEN ED INC SPONSORED ADS
ZNGA	ZYNGA INC CL A
ZNH	CHINA SOUTHERN AIRLINES CO LTD SPON ADR CL H
ZNTE	ZANITE ACQUISITION CORP COM CL A
ZNTEU	ZANITE ACQUISITION CORP UNIT EXP 100825
ZNTEW	ZANITE ACQUISITION CORP WT EXP 100825
ZNTL	ZENTALIS PHARMACEUTICALS INC COM
ZOM	ZOMEDICA CORP COM
ZROZ	PIMCO ETF TR 25YR+ ZERO U S
ZS	ZSCALER INC COM
ZSAN	ZOSANO PHARMA CORP COM NEW
ZSL	PROSHARES TR II PSHS ULSSLVR NEW
ZTAQU	ZIMMER ENERGY TRANSITION ACQU UNIT EX 061626
ZTO	ZTO EXPRESS CAYMAN INC SPONSORED ADS A
ZTR	VIRTUS GLOBAL DIVID & INCOME F COM
ZTS	ZOETIS INC CL A
ZUMZ	ZUMIEZ INC COM
ZUO	ZUORA INC COM CL A
ZVO	ZOVIO INC COM
ZWRK	Z-WORK ACQUISITION CORP COM CL A
ZWRKU	Z-WORK ACQUISITION CORP UNIT
ZWRKW	Z-WORK ACQUISITION CORP WT EXP 010426
ZY	ZYMERGEN INC COM
ZYME	ZYMEWORKS INC COM
ZYNE	ZYNERBA PHARMACEUTICALS INC COM
ZYXI	ZYNEX INC COM